Filed Pursuant to Rule 424(b)(1)
Registration Nos. 333-141856
333-141856-01
PROSPECTUS

8,000,000 Shares

Each Share Represents One Beneficial Interest in the Trust

We are offering to sell 8,000,000 shares of Compass Diversified Trust, which we refer to as the trust. Each share of the trust represents one undivided beneficial interest in the trust property. The purpose of the trust is to hold 100% of the trust interests of Compass Group Diversified Holdings LLC, which we refer to as the company. Each beneficial interest in the trust corresponds to one trust interest of the company.

Compass Group Investments, Inc., through a wholly owned subsidiary, has agreed to purchase, in a separate private placement transaction to close in conjunction with the closing of this offering, a number of shares in the trust having an aggregate purchase price of approximately $30 million, at a per share price equal to the public offering price (which will be 1,875,000 shares).

The shares trade on the NASDAQ Global Select Market under the symbol “CODI.” On May 2, 2007, the closing price of the shares on the NASDAQ Global Select Market was $16.01.

Investing in the shares involves risks.  See the section entitled “Risk Factors” beginning on page 11 of this prospectus for a discussion of the risks and other information that you should consider before making an investment in our securities.

	Per Share	Total

Public offering price	$16.00	$128,000,000
Underwriting discount and commissions	$0.80	$6,400,000
Proceeds, before expenses, to us	$15.20	$121,600,000

The underwriters may also purchase up to an additional 1,200,000 shares from us at the public offering price, less the underwriting discount and commissions, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares to the underwriters for delivery to investors on or about May 8, 2007.

Sole Bookrunner

Citigroup	Ferris, Baker Watts
Incorporated

A.G. Edwards
BB&T Capital Markets
a division of Scott & Stringfellow, Inc.
   Morgan Keegan & Company, Inc.
SMH CAPITAL Inc.

The date of this prospectus is May 2, 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We, and the underwriters, are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding market data and the industries of the businesses we own that are obtained from internal surveys, market research, independent industry publications and other publicly available information, including publicly available information regarding public companies. The information and statistics are based on industry surveys and our manager’s and its affiliates’ experience in the industry.

This prospectus contains forward-looking statements that involve substantial risks and uncertainties as they are not based on historical facts, but rather are based on current expectations, estimates, projections, beliefs and assumptions about our businesses and the industries in which they operate. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. You should not place undue reliance on any forward-looking statements, which apply only as of the date of this prospectus.

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SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes relating thereto. Unless we tell you otherwise, the information set forth in this prospectus assumes that the underwriters have not exercised their overallotment option. Further, unless the context otherwise indicates, numbers in this prospectus have been rounded and are, therefore, approximate.

Compass Diversified Trust, which we refer to as the trust, acquires and owns its businesses through a Delaware limited liability company, Compass Group Diversified Holdings LLC, which we refer to as the company. Except as otherwise specified, references to “Compass Diversified,” “we,” “us” and “our” refer to the trust and the company and its businesses together. See the section entitled “Description of Shares” for more information about certain terms of the shares, trust interests and allocation interests.

Overview

Compass Diversified Trust offers investors an opportunity to participate in the ownership and growth of middle market businesses that traditionally have been owned and managed by private equity firms or other financial investors, large conglomerates or private individuals or families. Through the ownership of a diversified group of middle market businesses, we also offer investors an opportunity to diversify their portfolio risk while participating in the cash flows of our businesses through the receipt of quarterly distributions.

We acquire and manage middle market businesses based in North America with annual cash flows between $5 million and $40 million. We seek to acquire controlling ownership interests in the businesses in order to maximize our ability to work actively with the management teams of those businesses. Our model for creating shareholder value is to be disciplined in identifying and valuing businesses, to work closely with management of the businesses we acquire to grow the cash flows of those businesses, and to exit opportunistically businesses when we believe that doing so will maximize returns. We currently own six businesses in six distinct industries and we believe that these businesses will continue to produce stable and growing cash flows over the long term, enabling us to meet our objectives of growing distributions to our shareholders, independent of any incremental acquisitions we may make, and investing in the long-term growth of the company.

In identifying acquisition candidates, we target businesses that:

•	produce stable cash flows;

•	have strong management teams largely in place;

•	maintain defensible positions in industries with forecasted long-term macroeconomic growth; and

•	face minimal threat of technological or competitive obsolescence.

We maintain a long-term ownership outlook which we believe provides us the opportunity to develop more comprehensive strategies for the growth of our businesses through various market cycles, and will decrease the possibility, often faced by private equity firms or other financial investors, that our businesses will be sold at unfavorable points in a market cycle. Furthermore, we provide the financing for both the debt and equity in our acquisitions, which allows us to pursue growth investments, such as add-on acquisitions, that might otherwise be restricted by the requirements of a third-party lender. We have also found sellers to be attracted to our ability to provide both debt and equity financing for the consummation of acquisitions, enhancing the prospect of confidentiality and certainty of consummating these transactions. In addition, we believe that our ability to be long-term owners alleviates the concern that many private company owners have with regard to their businesses going through multiple sale processes in a short period of time and the disruption that this may create for their employees or customers.

We have a strong management team that has worked together since 1998 and, collectively, has approximately 75 years of experience in acquiring and managing middle market businesses. During that time, our management team has developed a reputation for acquiring middle market businesses in various industries through a variety of processes. These include corporate spin-offs, transitions of family-owned businesses, management buy-outs, management based roll-ups, reorganizations, bankruptcy sales and auction-based acquisitions from financial owners. The flexibility, creativity, experience and expertise of our management team in structuring complex transactions provides us with strategic advantages by allowing us to consider non-traditional and complex transactions tailored to fit specific acquisition targets.

Our manager, who we describe below, has demonstrated a history of growing cash flows at the businesses in which it has been involved. As an example, for the four businesses we acquired concurrent with our initial public offering, which we refer to as the IPO, 2006 full-year operating income increased, in total, over 2005 by approximately 21.6%. Our quarterly distribution rate has increased by 14.3% from the IPO, on May 16, 2006 until January 2007, from $0.2625 per share to $0.30 per share. From the date of the IPO until December 31, 2006 (including the distribution paid in January 2007 for the quarter ended December 31, 2006), our distribution coverage ratio (estimated cash flow available for distribution divided by total distributions) was approximately 1.7x. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Our Businesses

To date, we have acquired controlling interests in the following seven businesses:

Advanced Circuits

On May 16, 2006, concurrent with the IPO, we acquired a controlling interest in Compass AC Holdings, Inc., which we refer to as Advanced Circuits. Advanced Circuits, headquartered in Aurora, Colorado, is a provider of prototype and quick-turn printed circuit boards, or PCBs, throughout the United States. PCBs are a vital component of virtually all electronic products. The prototype and quick-turn portions of the PCB industry are characterized by customers requiring high levels of responsiveness, technical support and timely delivery. Due to the critical roles that PCBs play in the research and development process of electronics, customers often place more emphasis on the turnaround time and quality of a customized PCB rather than on other factors, such as price. Advanced Circuits meets this market need by manufacturing and delivering custom PCBs in as little as 24 hours, providing its approximately 8,000 customers with approximately 98% error-free production and real-time customer service and product tracking 24 hours per day. Advanced Circuits had full-year operating income of approximately $11.6 million for the year ended December 31, 2006.

Aeroglide

On February 28, 2007, we acquired a controlling interest in Aeroglide Corporation, which we refer to as Aeroglide. Aeroglide, headquartered in Cary, North Carolina, is a leading global designer and manufacturer of industrial drying and cooling equipment. Aeroglide provides specialized thermal processing equipment designed to remove moisture and heat as well as roast, toast and bake a variety of processed products. Its machinery includes conveyer driers and coolers, impingement driers, drum driers, rotary driers, toasters, spin cookers and coolers, truck and tray driers and related auxiliary equipment and is used in the production of a variety of human foods, animal and pet feeds and industrial products. Aeroglide utilizes an extensive engineering department to custom engineer each machine for a particular application. Aeroglide had full-year operating income of approximately $3.1 million for the year ended December 31, 2006.

Anodyne

On August 1, 2006, we acquired a controlling interest in Anodyne Medical Device, Inc., which we refer to as Anodyne. Anodyne, headquartered in Los Angeles, California, is a leading manufacturer of medical support services and patient positioning devices used primarily for the prevention and treatment of pressure wounds experienced by patients with limited or no mobility. On October 5, 2006, Anodyne acquired the patient positioning business of Anatomic Global, Inc. Anodyne is one of the nation’s leading designers and manufacturers of specialty support surfaces and is able to manufacture products in multiple locations to better serve a national customer base. Anodyne had operating income of approximately $0.3 million for the ten and one-half month period ended December 31, 2006.

CBS Personnel

On May 16, 2006, concurrent with the IPO, we acquired a controlling interest in CBS Personnel Holdings, Inc., which we refer to as CBS Personnel. CBS Personnel, headquartered in Cincinnati, Ohio, is a provider of temporary staffing services in the United States. In order to provide its 4,000 clients with tailored staffing services to fulfill their human resources needs, CBS Personnel also offers employee leasing services, permanent staffing and temporary-to-permanent placement services. CBS Personnel operates 144 branch locations in various cities in 18 states. CBS Personnel had full-year operating income of approximately $21.1 million for the year ended December 31, 2006.

Crosman

On May 16, 2006, concurrent with the IPO, we acquired a controlling interest in Crosman Acquisition Corporation, which we refer to as Crosman. Crosman, headquartered in East Bloomfield, New York, was one of the first manufacturers of airguns and is a manufacturer and distributor of recreational airgun products and related products and accessories. The Crosman brand is one of the pre-eminent names in the recreational airgun market and is widely recognized in the broader outdoor sporting goods industry. Crosman’s products are sold in over 6,000 retail locations worldwide through approximately 500 retailers, which include mass market and sporting goods retailers. On January 5, 2007, we sold Crosman on the basis of a total enterprise value of approximately $143 million. We have reflected Crosman as a discontinued operation for all periods presented in this prospectus. For further information, see Note D “Discontinued Operations,” to our consolidated financial statements included elsewhere in this prospectus. Crosman had full-year operating income of approximately $17.6 million for the year ended December 31, 2006.

Halo

On February 28, 2007, we acquired a controlling interest in Halo Branded Solutions, Inc., which we refer to as Halo, and which operates under the brand names of Halo and Lee Wayne. Halo, headquartered in Sterling, Illinois, serves as a one-stop shop for over 30,000 customers, providing design, sourcing, management and fulfillment services across all categories of its customers’ promotional product needs. Halo has established itself as a leader in the promotional products and marketing industry through its focus on service through its approximately 700 account executives. Halo had full-year operating income of approximately $6.1 million for the year ended December 31, 2006.

  Silvue

On May 16, 2006, concurrent with the IPO, we acquired a controlling interest in Silvue Technologies Group, Inc., which we refer to as Silvue. Silvue, headquartered in Anaheim, California, is a developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s patented coating systems can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other surfaces. These coating systems impart properties, such as abrasion resistance, improved durability, chemical resistance, ultraviolet or UV protection, anti-fog and impact resistance, to the materials to which they are applied. Silvue has sales and distribution operations in the United States, Europe and Asia, as well as manufacturing operations in the United States and Asia. Silvue had full-year operating income of approximately $6.7 million for the year ended December 31, 2006.

Our Manager

We have entered into a management services agreement with Compass Group Management LLC, who we refer to as our manager or CGM, pursuant to which our manager manages the day-to-day operations and affairs of the company and oversees the management and operations of our businesses. While working for a subsidiary of Compass Group Investments, Inc., which we refer to as CGI, our management team originally oversaw the acquisition and operations of each of our initial businesses and Anodyne prior to our acquiring them from CGI.

We pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of our adjusted net assets as of the last day of each fiscal quarter for the services it performs on our behalf and reimburse our manager for certain expenses. In addition, our manager is entitled to receive a profit allocation upon the occurrence of certain trigger events and has the right to cause the company to purchase the allocation interests upon termination of the management services agreement. See “Our Manager — Our Relationship with Our Manager” and “— Supplemental Put Agreement” and “Certain Relationships and Related Party Transactions” for further descriptions of the management fees and profit allocation and our manager’s supplemental put right.

The company’s chief executive officer and chief financial officer are employees of our manager and have been seconded to us. Neither the trust nor the company has any other employees. Although our chief executive officer and chief financial officer are employees of our manager, they report directly to the company’s board of directors. The management fee paid to our manager covers all expenses related to the services performed by our manager, including the compensation of our chief executive officer and other personnel providing services to us. The company reimburses our manager for the salary and related costs and expenses of our chief financial officer and his staff, who dedicate a substantial majority of their time to the affairs of the company. See “Our Manager — Our Relationship with Our Manager” and “Certain Relationships and Related Party Transactions” for further descriptions of costs and expenses for which we typically reimburse our manager.

Market Opportunity

We believe that the merger and acquisition market for middle market businesses is highly fragmented and provides opportunities to purchase businesses at attractive prices. For example, according to Mergerstat, during the twelve month period ended December 31, 2006, businesses that sold for less than $100 million were sold for a median of approximately 7.9x the trailing twelve months of earnings before interest, taxes, depreciation and amortization as compared to a median of approximately 9.3x for businesses that were sold for between $100 million and $300 million and 11.7x for businesses that were sold for over $300 million. We expect to acquire companies in the first two categories described above, and our manager has, to date, typically been successful in consummating attractive acquisitions at multiples at or below 7x the trailing twelve months of earnings before interest, taxes, depreciation and amortization, both on behalf of the company and prior to our formation while working for a subsidiary of CGI. We believe that among the factors contributing to lower acquisition multiples for businesses of the size we target are the fact that sellers of these businesses frequently consider non-economic factors, such as continuing board membership or the effect of the sale on their employees and customers, and that these businesses are less frequently sold pursuant to an auction process.

Our Strategy

In seeking to maximize shareholder value, we focus on the acquisition of new platforms and the management of our existing businesses (including acquisition of add-on businesses by those existing businesses). While we continue to identify, perform due diligence on, negotiate and consummate additional platform acquisitions of attractive middle market businesses that meet our acquisition criteria, we believe that our current businesses alone will allow us to pay and grow distributions to our shareholders.

Acquisition Strategy

Our strategy for new platforms involves the acquisition of businesses that we expect to be accretive to our cash flow available for distribution. An ideal acquisition candidate for us is a North American company which demonstrates a “reason to exist,” that is, it is a leading player in its market niches, has predictable and growing cash flows, operates in an industry with long-term macroeconomic growth and has a strong and incentivizable management team. We believe that attractive opportunities to make such acquisitions will continue to present themselves, as private sector owners seek to monetize their interests and large corporate parents seek to dispose of their non-core operations. We benefit from our manager’s ability to identify diverse acquisition opportunities in a variety of industries. In addition, we rely upon our management team’s experience and expertise in researching and valuing prospective target businesses, as well as negotiating the ultimate acquisition of such target businesses.

Management Strategy

Our management strategy involves the active financial and operational management of our businesses in order to improve financial and operational efficiencies and achieve appropriate growth rates. After acquiring a controlling interest in a new business, we rely on our management team’s experience and expertise to work efficiently and effectively with the management of the new business to jointly develop and execute a business plan and to manage the business consistent with our management strategy. In addition, we expect to sell businesses that we own from time to time, when attractive opportunities arise. Our decision to sell a business is based on our belief that doing so will increase shareholder value to a greater extent than would continued ownership of that business. Our sale of Crosman is an example of our ability to successfully execute this strategy. With respect to the sale of Crosman, we recognized a gain of approximately $35.9 million having owned Crosman for under eight months and having earned operating income of $13.3 million through December 31, 2006.

Corporate Structure

The trust is a Delaware statutory trust. Our principal executive offices are located at Sixty One Wilton Road, Second Floor, Westport, Connecticut 06880, and our telephone number is 203-221-1703. Our website is at www.CompassDiversifiedTrust.com. The information on our website is not incorporated by reference and is not part of this prospectus.

We are selling 8,000,000 shares of the trust in connection with this offering and an additional 1,875,000 shares in the separate private placement transaction. Each share of the trust represents one undivided beneficial interest in the trust property. The purpose of the trust is to hold the trust interests of the company, which is one of two classes of equity interests in the company — the trust interests, of which 100% are held by the trust, and allocation interests, of which 100% are held by our manager. The trust has the authority to issue shares in one or more series. See the section entitled “Description of Shares” for more information about the shares, trust interests and allocation interests.

Your rights as a holder of trust shares, and the fiduciary duties of the company’s board of directors and executive officers, and any limitations relating thereto are set forth in the documents governing the trust and the company. The documents governing the company specify that the duties of its directors and officers are generally consistent with the duties of a director of a Delaware corporation. Investors in the trust shares will be treated as beneficial owners of trust interests in the company.

The company’s board of directors oversees the management of the company and our businesses and the performance by our manager. The company’s board of directors is comprised of seven directors, all of whom were initially appointed by our manager, as holder of the allocation interests, and four of whom are the company’s independent directors. Six of the directors are elected by our shareholders in three staggered classes.

As holder of the allocation interests, our manager has the right to appoint one director to the company’s board of directors, subject to adjustment. An appointed director will not be required to stand for election by our shareholders. See the section entitled “Description of Shares — Voting and Consent Rights — Board of Directors Appointee” for more information about our manager’s right to appoint a director.

An illustration of our organizational structure is set forth below.

The Offering

Shares offered by us in this offering.	8,000,000 shares

Shares outstanding after this offering and the separate private placement transaction	30,325,000 shares

Use of proceeds	We estimate that our net proceeds from the sale of the shares in this offering will be $121.6 million (or $139.8 million if the underwriters’ overallotment option is exercised in full), but without giving effect to the payment of public offering costs of approximately $2.2 million. We intend to use the net proceeds from this offering and the $30 million of proceeds from the separate private placement transaction to repay borrowings under our revolving credit facility and any remaining amounts for general corporate purposes. See the section entitled “Use of Proceeds” for more information about the use of the proceeds of this offering.

NASDAQ Global Select Market symbol	CODI

Dividend and distribution policy	We intend to declare and pay regular quarterly cash distributions on all outstanding shares, based on distributions received by the trust on the trust interests in the company. The declaration and amount of any distributions will be subject to the approval of the company’s board of directors, which will include a majority of independent directors, and will be based on the results of operations of our businesses and the desire to provide sustainable levels of distributions to our shareholders. Any cash distribution paid by the company to the trust will, in turn, be paid by the trust to its shareholders.

See the sections entitled “Dividend and Distribution Policy” for a discussion of our intended distribution rate and “Material U.S. Federal Income Tax Considerations” for more information about the tax treatment of distributions by the trust and the company.

Shares of the trust	Each share of the trust represents an undivided beneficial interest in the trust property, and each share of the trust corresponds to one underlying trust interest of the company owned by the trust. Unless the trust is dissolved, it must remain the sole holder of 100% of the trust interests, and at all times the company will have outstanding the identical number of trust interests as the number of outstanding shares of the trust. If the trust is dissolved, each share of the trust will be exchanged for one trust interest in the company. Each outstanding share of the trust is entitled to one vote on any matter with respect to which the trust, as a holder of trust interests in the company, is entitled to vote. The company, as the sponsor of the trust, will provide to our shareholders proxy materials to enable our shareholders to exercise, in proportion to their percentage ownership of outstanding shares, the voting rights of the trust, and the trust will vote its trust interests in the same proportion as the vote of holders of shares. The allocation interests do not grant to our manager voting rights with respect to the company except in certain limited circumstances.

See the section entitled “Description of Shares” for information about the material terms of the shares, the trust interests and allocation interests.

U.S. federal income tax considerations	Subject to the discussion in “Material U.S. Federal Income Tax Considerations,” neither the trust nor the company will incur U.S. federal income tax liability; rather, each holder of trust shares will be required to take into account his or her allocable share of company income, gain, loss, deduction, and other items. The trust is currently seeking approval from the shareholders of record as of April 10, 2007, to authorize the board to amend the trust agreement to provide that the trust be taxed as a partnership. Assuming that approval is granted, the trust will report tax information to the shareholders for the 2007 taxable year and all future taxable years thereafter on Schedule K-1. If that approval is not granted, the trustees intend to dissolve the trust and each shareholder would receive a direct interest in the company in exchange for their shares in the trust. If that occurs, the company will continue to treat the trust as a grantor trust for the initial portion of the 2007 tax year and the trust will report the same tax information as found on the Schedule K-1 to the shareholders on Form 1041.

See the section entitled “Material U.S. Federal Income Tax Considerations” for information about the potential U.S. federal income tax consequences of the purchase, ownership and disposition of shares and for a discussion of recent developments concerning treatment of the trust as a grantor trust for federal income tax purposes.

Risk factors	Investing in our shares involves risks. See the section entitled “Risk Factors” and read this prospectus carefully before making an investment decision with the respect to the shares or the company.

The number of shares to be outstanding after this offering is based on the shares outstanding as of December 31, 2006. Except as otherwise noted, all information in this prospectus assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 1,200,000 shares.

Summary Financial Data

The following table sets forth selected historical and other data of the company and should be read in conjunction with the more detailed consolidated financial statements included elsewhere in this prospectus. On January 5, 2007, we executed a purchase and sale agreement to sell our majority-owned subsidiary, Crosman, for approximately $143 million in cash. As a result, the operating results of Crosman for the period of its acquisition by us (May 16, 2006) through December 31, 2006 are being reported as discontinued operations in accordance with SFAS 144, and as such are not included in the data below. We will recognize a gain of approximately $35.9 million from the sale of Crosman in fiscal 2007.

Selected financial data below includes the results of operations, cash flow and balance sheet data of the company for the years ended December 31, 2005 and 2006. We were incorporated on November 18, 2005, which we refer to as our inception. Financial data included for the year ended December 31, 2005, therefore only includes the minimal activity experienced from inception to December 31, 2005.

We completed the IPO on May 16, 2006 and used the proceeds from the IPO, separate private placement transactions that closed in conjunction with the IPO and our third party credit facility to purchase controlling interests in four businesses. On August 1, 2006, we purchased a controlling interest in an additional business, Anodyne. Financial data included below therefore only includes activity in our businesses from May 16, 2006 through December 31, 2006, and in the case of Anodyne, from August 1, 2006 through December 31, 2006.

Because we acquired Aeroglide and Halo in February 2007, financial data is not presented for these businesses.

	Fiscal Year Ended December 31,
	2006	2005
	($ in thousands, except per share data)

Statements of Operations Data:
Net sales	$410,873		$—
Cost of sales	311,641		—

Gross profit	99,232		—
Operating expenses:
Staffing	34,345		—
Selling, general and administrative	36,732		1
Management fee	4,376		—
Supplemental put expense	22,456		—
Research and development expense	1,806		—
Amortization expense	6,774		—

Operating loss	$(7,257)		$(1)

Loss from continuing operations	$(27,636)		$(1)

Income from discontinued operations, net of income tax	$8,387	$
Net loss	$(19,249)		$(1)

Cash Flow Data:
Cash provided by operating activities	$20,563		$—
Cash (used in) investing activities	(362,286)		—
Cash provided by financing activities	351,073		100

Net increase in cash	$9,350		$100

Per Share Data:
Basic and fully diluted loss from continuing operations per share	$(2.18)		$—

Basic and fully diluted loss per share	$(1.52)		$—

	At December 31,
	2006	2005
	($ in thousands)

Balance Sheet Data:
Total current assets	$140,356	$3,408
Total assets	525,597	3,408
Current liabilities	162,872	3,309
Long-term debt	—	—
	—	—
Total liabilities	242,755	3,309
Minority interests	27,131	100
Shareholders’ equity (deficit)	255,711	(1)

Management’s estimated cash available for distribution as of December 31, 2006 is approximately $23.7 million. Cash available for distribution is a non-GAAP measure that we believe provides additional information to evaluate our ability to make anticipated quarterly distributions. The table below details cash receipts and payments that are not reflected on our income statement in order to provide cash available for distribution. Cash available for distribution is not necessarily comparable with similar measures provided by other entities. We believe that cash available for distribution, together with future distributions and cash available from our businesses (net of reserves) will be sufficient to meet our anticipated distributions over the next twelve months. The table below reconciles cash available for distribution to net income and to cash flow provided by operating activities, which we consider to be the most directly comparable financial measure calculated and presented in accordance with GAAP.

	Year Ended
	December 31, 2006
	($ in thousands)

Net loss	$(19,249)
Adjustment to reconcile net loss to cash provided by operating activities
Depreciation and amortization	10,290
Supplemental put expense	22,456
Silvue’s in-process R&D expensed at acquisition date	1,120
Advanced Circuit’s loan forgiveness accrual	2,760
Minority interest	2,950
Deferred taxes	(2,281)
Loss on Ableco debt retirement	8,275
Other	(450)
Changes in operating assets and liabilities	(5,308)

Net cash provided by operating activities	20,563
Plus:
Unused fee on delayed term loan(1)	1,291
Changes in operating assets and liabilities	5,308
Less:
Maintenance capital expenditures(2)
CBS Personnel	209
Crosman(3)	1,926
Advanced Circuits	392
Silvue	304
Anodyne	636

Estimated cash flow available for distribution	$23,695	(a)

Distribution paid July 2006	$(2,587)
Distribution paid September 2006	(5,368)
Distribution paid January 2007	(6,135)

Total distributions	$(14,090	)(b)

Distribution Coverage Ratio(a)÷(b)	1.7	x

(1)	Represents the commitment fee on the unused portion of our third-party loans.

(2)	Represents maintenance capital expenditures that were funded from operating cash flow and excludes approximately $2.3 million of growth capital expenditures for the period ended December 31, 2006.

(3)	Crosman was sold on January 5, 2007 (see Note D to the consolidated financial statements).

Cash flows of certain of our businesses are seasonal in nature. Cash flows from CBS Personnel are typically lower in the first quarter of each year than in other quarters due to reduced seasonal demand for temporary staffing services and to lower gross margins during that period associated with the front-end loading of certain taxes and other payments associated with payroll paid to our employees. Cash flows from Halo are typically higher in the fourth quarter of each year than in other quarters due to increased seasonal demands for calendars and other promotional products among other factors.

RISK FACTORS

An investment in our shares involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this prospectus, before making a decision to invest in our shares. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the market price of our shares could decline, we may be unable to pay distributions on our shares and you could lose all or part of your investment. Throughout this section we refer to our current businesses and the businesses we may acquire in the future collectively as “our businesses.”

Risks Related to Our Business and Structure

We are a company with limited history and may not be able to continue to successfully manage our businesses on a combined basis.

We were formed on November 18, 2005 and have conducted operations since May 16, 2006. Although our management team has collectively approximately 75 years of experience in acquiring and managing middle market businesses, our failure to continue to develop and maintain effective systems and procedures, including accounting and financial reporting systems, or to manage our operations as a consolidated public company, may negatively impact our ability to optimize the performance of the company, which could adversely affect our ability to pay distributions to our shareholders. In that case, our consolidated financial statements might not be indicative of our financial condition, business and results of operations.

Our consolidated financial statements will not include meaningful comparisons to prior years.

Our audited financial statements only include consolidated results of operations and cash flows for the period from May 16, 2006 through December 31, 2006. Consequently, meaningful year-to-year comparisons are not available and will not be available, at the earliest, until the completion of fiscal 2008.

Our future success is dependent on the employees of our manager and the management teams of our businesses, the loss of any of whom could materially adversely affect our financial condition, business and results of operations.

Our future success depends, to a significant extent, on the continued services of the employees of our manager, most of whom have worked together for a number of years. While our manager has employment agreements with certain of its employees, including our chief financial officer, these employment agreements may not prevent our manager’s employees from leaving our manager or from competing with us in the future. Our manager does not have an employment agreement with our chief executive officer.

In addition, the future success of our businesses also depends on their respective management teams because we operate our businesses on a stand-alone basis, primarily relying on existing management teams for management of their day-to-day operations. Consequently, their operational success, as well as the success of our internal growth strategy, will be dependent on the continued efforts of the management teams of the businesses. We seek to provide such persons with equity incentives in their respective businesses and to have employment agreements and/or non-competition agreements with certain persons we have identified as key to their businesses. However, these measures do not ensure performance of key personnel, and may not prevent them from departing or competing with our businesses in the future. The loss of services of one or more members of our management team or the management team at one of our businesses could materially adversely affect our financial condition, business and results of operations.

We are a holding company with no operations and rely entirely on distributions from our businesses to make distributions to our shareholders.

The trust’s only business is holding trust interests in the company, which holds controlling interests in our businesses. Therefore, we are dependent upon the ability of our businesses to generate earnings and cash flow and distribute them to us in the form of interest and principal payments on indebtedness and distributions or dividends on equity to enable us, first, to satisfy our financial obligations, including payments under our revolving credit facility, the management fee, profit allocation and put price, and, second, make distributions to our shareholders. The ability of our businesses to make distributions to us may be subject to limitations under laws of the jurisdictions in which they are incorporated or organized. If, as a consequence of these various restrictions, we are unable to generate sufficient distributions from our businesses, we may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders, which may have a material adverse effect on the market price of our shares. See “Dividend and Distribution Policy — Restrictions on Distribution Payments” for a more detailed discussion of these restrictions.

We do not own 100% of our businesses. While the company will receive cash payments from our businesses in the form of interest payments, debt repayment and dividends and distributions, if any dividends or distributions are paid by our businesses, they will be shared pro rata with the minority shareholders of our businesses and the amounts of distributions made to minority shareholders will not be available to us for any purpose, including payment of our obligations or distributions to our shareholders. Any proceeds from the sale of a business, after payment of the profit allocation to our manager, will be allocated among us and the minority shareholders of the business that is sold; however, we will not necessarily declare a distribution to our shareholders with respect to such proceeds.

While we intend to make regular cash distributions to our shareholders, the company’s board of directors has full authority and discretion over the distributions of the company, other than the profit allocation, and it may decide to reduce or eliminate distributions at any time, which may materially adversely affect the market price for our shares.

To date, we have declared and paid quarterly distributions, and although we intend to pursue a policy of paying regular distributions, the company’s board of directors has full authority and discretion to determine whether or not a distribution by the company should be declared and paid to the trust and in turn to our shareholders, as well as the amount and timing of any distribution. In addition, the management fee, profit allocation, put price and payments under our revolving credit facility, are payment obligations of the company and, as a result, will be paid, along with other company obligations, prior to the payment of distributions to our shareholders. The company’s board of directors may, based on their review of our financial condition and results of operations and pending acquisitions, determine to reduce or eliminate distributions, which may have a material adverse effect on the market price of our shares. See “Dividend and Distribution Policy — Restrictions on Distribution Payments” for a more detailed discussion of these restrictions.

We may not be able to successfully fund future acquisitions of new businesses due to the unavailability of debt or equity financing at the company level on acceptable terms, which could impede the implementation of our acquisition strategy and materially adversely impact our financial condition, business and results of operations.

In order to make future acquisitions, we intend to raise capital primarily through debt financing at the company level, additional equity offerings, the sale of stock or assets of our businesses, and by offering equity in the trust or our businesses to the sellers of target businesses or by undertaking a combination of any of the above. Since the timing and size of acquisitions cannot be readily predicted, we may need to be able to obtain funding on short notice to benefit fully from attractive acquisition opportunities. Such funding may not be available on acceptable terms. In addition, the level of our indebtedness may impact our ability to borrow at the company level and the revolving credit facility or other credit agreements we may enter into in the future may contain terms that prohibit us from making acquisitions that may be otherwise advantageous. Another source of capital for us may be the sale of additional shares, subject to market conditions and investor demand for the shares at prices that we consider to be in the interests of our shareholders. These risks may materially adversely affect our ability to pursue our acquisition strategy successfully and materially adversely affect our financial condition, business and results of operations.

We face risks with respect to the evaluation and management of future platform or add-on acquisitions.

A component of our strategy is to continue to acquire new businesses, which we refer to as new platforms, as well as to acquire add-on businesses to our existing platforms. Generally, because such acquisition targets are held privately, we may experience difficulty in evaluating potential target businesses as the information concerning these businesses is not publicly available. Further, the time and costs associated with identifying and evaluating potential target businesses and their industries may cause a substantial drain on our financial resources and our management team’s attention. In addition, we and our businesses may have difficulty effectively managing or integrating acquisitions. We may experience greater than expected costs or difficulties relating to such acquisitions, in which case we might not achieve the anticipated returns from any particular acquisition, which may have a material adverse effect on our financial condition, business and results of operations.

The company’s board of directors has the power to change the terms of our shares in its sole discretion in ways with which you may disagree.

As an owner of our shares (or if the trust is dissolved, as a direct owner of trust interests in the company), you may disagree with changes made to the terms of our shares or trust interests in the company, and you may disagree with the company’s board of directors’ decision that the changes made to the terms of the shares or trust interests in the company are not materially adverse to you as a shareholder or that they do not alter the characterization of the trust. Your recourse, if you disagree, will be limited because the amended and restated trust agreement of the trust, which we refer to as the trust agreement, and the amended and restated LLC agreement of the company, which we refer to as the LLC agreement, give broad authority and discretion to our board of directors. However, neither the trust agreement nor the LLC agreement relieve the company’s board of directors from any fiduciary obligation that is imposed on them pursuant to applicable law. In addition, we may change the nature of the shares (or if the trust is dissolved, the trust interests in the company) to be issued to raise additional equity.

Certain provisions of the LLC agreement of the company and the trust agreement make it difficult for third parties to acquire control of the trust and the company and could deprive you of the opportunity to obtain a takeover premium for your shares.

The LLC agreement and the trust agreement contain a number of provisions that could make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of the trust and the company. These provisions include, among others:

•	restrictions on the company’s ability to enter into certain transactions with our major shareholders, with the exception of our manager, modeled on the limitation contained in Section 203 of the Delaware General Corporation Law, or DGCL;

•	allowing the chairman of the company’s board of directors to fill vacancies on the company’s board of directors until the 2008 annual meeting of shareholders;

•	allowing only the company’s board of directors to fill newly created directorships, for those directors who are elected by our shareholders, and allowing only our manager, as holder of the allocation interests, to fill vacancies with respect to the class of directors appointed by our manager;

•	requiring that directors elected by our shareholders be removed, with or without cause, by a vote of 85% of our shareholders;

•	requiring advance notice for nominations of candidates for election to the company’s board of directors or for proposing matters that can be acted upon by our shareholders at a shareholders’ meeting;

•	authorizing a substantial number of additional authorized but unissued shares that may be issued without shareholder action;

•	providing the company’s board of directors with certain authority to amend the LLC agreement, subject to certain voting and consent rights of the holders of trust interests and allocation interests, and the trust agreement, subject to certain voting and consent rights of the holders of the trust shares;

•	providing for a staggered board of directors of the company, the effect of which could be to deter a proxy contest for control of the company’s board of directors or a hostile takeover; and

•	limitations regarding shareholders calling special meetings and acting by written consent.

These provisions, as well as other provisions in the LLC agreement and trust agreement, may delay, defer or prevent a transaction or a change in control that might otherwise result in you obtaining a takeover premium for your shares.

We may have conflicts of interest with the minority shareholders of our businesses.

The boards of directors of our respective businesses have fiduciary duties to all their shareholders, including the company and minority shareholders. As a result, they may make decisions that are in the best interests of their shareholders generally but which are not necessarily in the best interest of the company and therefore the best interests of our shareholders. In dealings with the company, the directors of our businesses may have conflicts of interest and decisions may have to be made without the participation of those directors. Such decisions, therefore, may be different from those that we would otherwise make.

Our third party revolving credit facility exposes us to additional risks associated with leverage and inhibits our operating flexibility and reduces cash flow available for distributions to our shareholders.

At February 28, 2007, we had approximately $97.4 million of debt outstanding and we expect to increase our level of debt in the future. The revolving credit facility contains various covenants, including financial covenants, with which we must comply. The financial covenants include: (i) a requirement to maintain, on a consolidated basis, a fixed charge coverage ratio of at least 1.5:1, (ii) an interest coverage ratio not to exceed less than 3:1 and (iii) a total debt to earnings before interest, depreciation and amortization ratio not to exceed 3:1. In addition, the revolving credit facility contains limitations on, among other things, certain acquisitions, consolidations, sales of assets and the incurrence of debt. Currently we are in compliance with all covenants. Outstanding indebtedness under the revolving credit facility will mature on November 21, 2011.

If we violate any of these or other covenants, our lender may accelerate the maturity of any debt outstanding and we may be prohibited from making any distributions to our shareholders. Our debt is secured by all of our assets, including the stock we own in our businesses and the rights we have under the loan agreements with our businesses. Our ability to meet our debt service obligations may be affected by events beyond our control and will depend primarily upon cash produced by our businesses. Any failure to comply with the terms of our indebtedness could materially adversely affect us.

Changes in interest rates could materially adversely affect us.

Our revolving credit facility bears interest at floating rates which will generally change as interest rates change. We have not hedged our exposure to interest rates on our revolving credit facility but may consider doing so in the future. If we do not hedge such exposure, we bear the risk that the rates we are charged by our lender will increase faster than the earnings and cash flow of our businesses, which could reduce profitability, adversely affect our ability to service our debt, cause us to breach covenants contained in our revolving credit facility and reduce cash flow available for distribution, any of which could materially adversely affect us. In addition, the interest rates under our revolving credit facility vary depending on certain financial ratios; therefore, if we fail to achieve these ratios, we will be obligated to pay additional interest.

We may engage in a business transaction with one or more target businesses that have relationships with our officers, our directors, our manager or CGI, which may create potential conflicts of interest.

We may decide to acquire one or more businesses with which our officers, our directors, our manager or CGI have a relationship. While we might obtain a fairness opinion from an independent investment banking firm, potential conflicts of interest may still exist with respect to a particular acquisition, and, as a result, the terms of the acquisition of a target business may not be as advantageous to our shareholders as it would have been absent any conflicts of interest.

CGI may exercise significant influence over the company.

CGI, through a wholly owned subsidiary, currently owns 7,350,000 or 35.9% of our shares and will purchase an additional 1,875,000 shares in a separate private placement transaction. As a result, CGI will own approximately 30.4% of our shares and may have significant influence over the company, including the election of directors, in the future as well as matters requiring the approval of our shareholders, including the removal of our manager.

If in the future we cease to control and operate our businesses, we may be deemed to be an investment company under the Investment Company Act of 1940, as amended.

Under the terms of the LLC agreement, we have the latitude to make investments in businesses that we will not operate or control. If we make significant investments in businesses that we do not operate or control or cease to operate and control our businesses, we may be deemed to be an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. If we were deemed to be an investment company, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our investments or organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage, require us to add directors who are independent of us or our manager, divert the attention of our management team and otherwise will subject us to additional regulation that will be costly and time-consuming. In addition, if we are required to register as an investment company we will no longer satisfy the requirements to be treated as a publicly traded partnership exempt from taxation as a corporation for federal income tax purposes.

Risks Relating to Our Manager

Our chief executive officer, directors, manager and management team may allocate some of their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs, which may materially adversely affect our operations.

While the members of our management team anticipate devoting a substantial amount of their time to the affairs of the company, only Mr. James Bottiglieri, our chief financial officer, will devote 100% of his time to our affairs. Mr. I. Joseph Massoud, our chief executive officer, and our directors, manager and other members of our management team may engage in other business activities. This may result in a conflict of interest in the allocation of their time between their management and operations of our businesses and their management and operations of other businesses. Their other business endeavors may be related to CGI, which will continue to own several businesses that were managed by our management team prior to the IPO, or affiliates of CGI or other parties. Conflicts of interest that arise over the allocation of time may not always be resolved in our favor and may materially adversely affect our operations. See the section entitled “Certain Relationships and Related Party Transactions” for a discussion of the potential conflicts of interest of which you should be aware.

Our manager and its affiliates, including members of our management team, may engage in activities that compete with us or our businesses.

While our management team intends to devote a substantial majority of their time to the affairs of the company, and while our manager and its affiliates currently do not manage any other businesses that are in similar lines of business as our businesses, and while our manager must present all opportunities that meet the company’s acquisition and disposition criteria to the company’s board of directors, neither our management team nor our manager is expressly prohibited from investing in or managing other entities, including those that are in the same or similar line of business as our businesses. In this regard, the management services agreement and the obligation to provide management services will not create a mutually exclusive relationship between our manager and its affiliates, on the one hand, and the company, on the other. Our manager’s or our management team’s investment in or management of businesses that compete with our businesses may result in conflicts of interest that are not resolved in favor of our businesses, which may adversely affect our financial condition, business and results of operations.

Our manager need not present an acquisition or disposition opportunity to us if our manager determines on its own that such acquisition or disposition opportunity does not meet the company’s acquisition or disposition criteria.

Our manager will review any acquisition or disposition opportunity presented to our manager to determine if it satisfies the company’s acquisition or disposition criteria, as established by the company’s board of directors from time to time. If our manager determines, in its sole discretion, that an opportunity fits our criteria, our manager will refer the opportunity to the company’s board of directors for its authorization and approval prior to the consummation thereof. Opportunities that our manager determines do not fit our criteria do not need to be presented to the company’s board of directors for consideration. If such an opportunity is ultimately profitable, we will have not participated in such opportunity. Upon a determination by the company’s board of directors not to promptly pursue an opportunity presented to it by our manager in whole or in part, our manager will be unrestricted in its ability to pursue such opportunity, or any part that we do not promptly pursue, on its own or refer such opportunity to other entities, including its affiliates.

We cannot remove our manager solely for poor performance, which could limit our ability to improve our performance and could materially adversely affect our financial condition, business and results of operations.

Under the terms of the management services agreement, our manager cannot be removed as a result of underperformance. Instead, the company’s board of directors can only remove our manager in certain limited circumstances or upon a vote by the majority of the company’s board of directors and the majority of our shareholders to terminate the management services agreement. If our manager underperforms, this limitation could materially adversely affect our financial condition, business and results of operations.

We may have difficulty severing ties with our chief executive officer, Mr. Massoud.

Under the management services agreement, the company’s board of directors may, after due consultation with our manager, at any time request that our manager replace any individual seconded to the company and our manager will, as promptly as practicable, replace any such individual. However, because Mr. Massoud is the managing member of our manager, we may have difficulty completely severing ties with Mr. Massoud unless we terminate the management services agreement and our relationship with our manager in which case we may be required to purchase the allocation interests of the company held by our manager at a significant cost to us.

If the management services agreement is terminated, our manager, as holder of the allocation interests in the company, has the right to cause the company to purchase such allocation interests, which may materially adversely affect our liquidity and ability to grow.

If the management services agreement is terminated at any time other than as a result of our manager’s resignation or if our manager resigns on any date that is at least three years after May 16, 2006 (the closing of the IPO), our manager will have the right, but not the obligation, for one year from the date of termination or resignation, as the case may be, to cause the company to purchase the allocation interests for the put price. If our manager elects to cause the company to purchase its allocation interests, we are obligated to do so, such purchase would be a significant expense to us and would adversely affect our financial condition and results of operations, and, until we have done so, our ability to conduct our business, including incurring debt, would be restricted and, accordingly, our liquidity and ability to grow may be adversely affected.

The liability associated with the supplemental put agreement is difficult to estimate and may be subject to substantial period-to-period changes, thereby significantly impacting our future results of operations.

The company will record the supplemental put agreement at its fair value at each balance sheet date by recording any change in fair value through its income statement. The fair value of the supplemental put agreement is largely related to the value of the profit allocation that our manager, as holder of allocation interests, would receive in connection with the sale of our businesses or, at our manager’s option, after a controlling interest in a business has been held for five years. At any point in time, the supplemental put liability recorded on the company’s balance sheet is our manager’s estimate of what its allocation interests are worth based upon a percentage of the increase in fair value of our businesses over our basis in those businesses. Because the supplemental put price would be calculated based upon an assumed profit allocation for the sale of all of our businesses, the growth of the supplemental put liability over time is indicative of our manager’s estimate of the company’s unrealized gains on its interests in our businesses. A decline in the supplemental put liability is indicative either of the realization of gains associated with the sale a business and the corresponding payment of a profit allocation to our manager (as with Crosman), or a decline in our manager’s estimate of the company’s unrealized gains on its interests in our businesses. We account for the change in the estimated value of the supplemental put liability on a quarterly basis in our income statement. The expected value of the supplemental put liability effects our results of operation but it does not affect our cash flows or our cash flow available for distribution. The valuation of the supplemental put agreement requires the use of complex models, which require highly sensitive assumptions and estimates. The impact of over-estimating or under-estimating the value of the supplemental put agreement could have a material effect on operating results. In addition, the value of the supplemental put agreement is subject to the volatility of our operations which may result in significant fluctuation in the value assigned to this supplemental put agreement.

Our manager can resign on 90 days’ notice and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could materially adversely affect our financial condition, business and results of operations as well as the market price of our shares.

Our manager has the right, under the management services agreement, to resign at any time on 90 days’ written notice, whether we have found a replacement or not. If our manager resigns, we may not be able to contract with a new manager or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 90 days, or at all, in which case our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management, acquisition activities and supervision of our businesses is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our manager and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our businesses may result in additional costs and time delays that could materially adversely affect our financial condition, business and results of operations.

We must pay our manager the management fee regardless of our performance.

Our manager is entitled to receive a management fee that is based on our adjusted net assets, as defined in the management services agreement, regardless of the performance of our businesses. The calculation of the management fee is unrelated to the company’s net income. As a result, the management fee may incentivize our manager to increase the amount of our assets, through, for example, the acquisition of additional assets or the incurrence of third party debt rather than increase the performance of our businesses. In addition, if the performance of the company declines, assuming adjusted net assets remains the same, management fees will increase as a percentage of the company’s net income.

We cannot determine the amount of the management fee that will be paid over time with any certainty.

The management fee for the year ended December 31, 2006, was $4.4 million. The management fee is calculated by reference to the company’s adjusted net assets at the end of each fiscal quarter, which will be impacted by the acquisition or disposition of businesses, which can be significantly influenced by our manager, as well as the performance of our businesses. Changes in adjusted net assets and in the resulting management fee could be significant, resulting in a material adverse effect on the company’s results of operations.

We cannot determine the amount of profit allocation that will be paid over time with any certainty.

Because the profit allocation is triggered by the sale of one or our businesses or, at our manager’s election, ownership of one of our businesses for a period of five years, we cannot determine the amount of profit allocation that will be paid over time with any certainty. Such determination would be dependent on the potential sale proceeds received for any of our businesses and the performance of the company and its businesses over a multi-year period of time, among other factors that cannot be predicted with certainty at this time. Such factors may have a significant impact on the amount of any profit allocation to be paid. Likewise, such determination would be dependent on whether certain hurdles were surpassed giving rise to a payment of profit allocation. Any amounts paid in respect of the profit allocation are unrelated to the management fee earned for performance of services under the management services agreement.

The fees to be paid to our manager pursuant to the management services agreement, the offsetting management services agreements and transaction services agreements, the profit allocation and put price to be paid to our manager as holder of the allocation interests, pursuant to the LLC agreement may significantly reduce the amount of cash flow available for distribution to our shareholders.

Under the management services agreement, the company will be obligated to pay a management fee to, and, subject to certain conditions, reimburse the costs and out-of-pocket expenses of, our manager incurred on behalf of the company in connection with the provision of services to the company. Similarly, our businesses will be obligated to pay fees to and reimburse the costs and expenses of our manager pursuant to any offsetting management services agreements entered into between our manager and one of our businesses, or any transaction services agreements to which such businesses are a party. In addition, our manager, as holder of the allocation interests, will be entitled to receive profit allocations and may be entitled to receive the put price upon the occurrence of certain trigger events. While it is difficult to quantify with any certainty the actual amount of any such payments in the future, we do expect that such amounts could be substantial. See the sections entitled “Our Manager — Our Relationship with Our Manager” and “— Supplemental Put Agreement” and “Certain Relationships and Related Party Transactions” for more information about these payment obligations of the company. The management fee, profit allocation and put price will be payment obligations of the company and, as a result, will be paid, along with other company obligations, prior to the payment of distributions to shareholders. As a result, the payment of these amounts may significantly reduce the amount of cash flow available for distribution to our shareholders.

Our manager’s influence on conducting our operations, including on our engaging in acquisition or disposition transactions, gives it the ability to increase its fees and compensation to our chief executive officer, which may reduce the amount of cash available for distribution to our shareholders.

Under the terms of the management services agreement, our manager is paid a management fee calculated as a percentage of the company’s adjusted net assets for certain items and is unrelated to net income or any other performance base or measure. Our manager, which our chief executive officer, Mr. Massoud, controls, may advise us to consummate transactions, incur third party debt or conduct our operations in a manner that, in our manager’s reasonable discretion, are necessary to the future growth of our businesses and are in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to our manager. In addition, Mr. Massoud’s compensation is paid by our manager from the management fee it receives from the company. Our manager’s ability to increase its fees, through the influence it has over our operations, may increase the compensation paid by our manager to Mr. Massoud. Our manager’s ability to influence the management fee paid to it by us could reduce the amount of cash flow available for distribution to our shareholders.

Fees paid by the company and our businesses pursuant to transaction services agreements do not offset fees payable under the management services agreement and will be in addition to the management fee payable by the company under the management services agreement and by our businesses under offsetting management services agreements.

The management services agreement provides that our businesses may enter into transaction services agreements with our manager pursuant to which our businesses will pay fees to our manager. See the section entitled “Certain Relationships and Related Party Transactions” for more information about these agreements. Unlike fees paid under the offsetting management services agreements, fees that are paid pursuant to such transaction services agreements will not reduce the management fee payable by the company. Therefore, such fees will be in addition to the management fee payable by the company.

The fees to be paid to our manager pursuant to these transaction service agreements will be paid prior to any principal, interest or dividend payments to be paid to the company by our businesses, which will reduce the amount of cash flow available for distributions to shareholders.

Our manager’s profit allocation may induce it to make suboptimal decisions regarding our operations.

Our manager, as holder of 100% of the allocation interests in the company, will receive a profit allocation based on ongoing cash flows and capital gains in excess of a hurdle rate upon the sale of one of our businesses. As a result, our manager may be incentivized to recommend the sale of one or more of our businesses to the company’s board of directors at a time that may not optimal for our shareholders.

The obligations to pay the management fee, profit allocation or put price may cause the company to liquidate assets or incur debt.

If we do not have sufficient liquid assets to pay the management fee, profit allocation or put price, when such payments are due, we may be required to liquidate assets or incur debt in order to make such payments. This circumstance could materially adversely affect our liquidity and ability to make distributions to our shareholders.

Risks Related to Taxation

The status of the trust for tax purposes is uncertain in light of a recent Internal Revenue Service pronouncement and certain actions of the company in response thereto.

The Internal Revenue Service, which we refer to as the IRS, has recently issued a pronouncement stating its position that a grantor trust owning interests in a limited liability company, on facts very similar to our current structure, would be treated as a partnership for federal income tax purposes, and not as a grantor trust. The rationale for this position is that the overall arrangement permits a variance in the investment of the shareholders, even though the trustees of the trust do not have that power directly.

In light of this development, the company has submitted to its shareholders for approval an amendment to the trust agreement that would permit our board to amend the trust agreement to provide that the trust be treated as a tax partnership effective January 1, 2007, and has also initiated discussions with the IRS with respect to a closing agreement that would permit the trust to be treated as a grantor trust with respect to the 2006 taxable year, and possibly a portion of the 2007 taxable year if shareholder approval is not obtained. See “Material U.S. Federal Income Tax Considerations.” If the company is not able to satisfactorily conclude a closing agreement, the IRS may challenge the tax status of the trust for 2006 and the portion of 2007 that it is in existence and if successful the trust may lose an opportunity to effectively make an election under Section 754 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, although it intends to take actions to minimize this risk.

All of the company’s income could be subject to a corporate entity-level tax in the United States, which could result in a material reduction in cash flow available for distribution to holders of shares of the trust and thus could result in a substantial reduction in the value of the shares.

It is expected that either the trust or the company will be treated as a publicly traded partnership exempt from taxation as a corporation and thus neither the trust nor the company will be subject to a corporate entity-level tax in the United States. See “Material U.S. Federal Income Tax Considerations.” If the trust or the company fails to satisfy the “qualifying income” tests or any other requirements to be treated as a publicly traded partnership exempt from taxation as a corporation, it will be treated as a corporation for U.S. federal (and certain state and local) income tax purposes, and would be required to pay income tax at regular corporate rates on its income. Under the qualifying income tests, the trust or company would be treated as a corporation unless each year more than 90% of the gross income of the trust or the company, as the case may be, will consist of dividends, interest (other than interest derived in the conduct of a financial or insurance business or interest the determination of which depends in whole or in part on the income or profits of any person) and gains from the sale of stock or debt instruments which are held as capital assets. Taxation of the trust or the company as a corporation could result in a material reduction in distributions to our shareholders and, thus, would likely result in a reduction in the value of, or materially adversely affect the market price of, the shares of the trust.

Our shareholders will be subject to tax on their share of the company’s taxable income, which taxes or taxable income could exceed the cash distributions they receive from the trust.

For so long as the company or the trust (if it is treated as a tax partnership) qualifies to be treated as a publicly traded partnership exempt from taxation as a corporation, shareholders will be allocated their share of the company’s taxable income, whether or not the shareholders receive distributions from the trust. See the discussion in “Material U.S. Federal Income Tax Considerations.” In that case our shareholders will be subject to U.S. federal income tax and, possibly, state, local and foreign income tax, on their share of the company’s taxable income, which taxes or taxable income could exceed the cash distributions they receive from the trust. There is, accordingly, a risk that our shareholders may not receive cash distributions equal to their portion of our taxable income or sufficient in amount even to satisfy their personal tax liability that results from that income. This may result from gains on the sale or exchange of stock or debt of subsidiaries that will be allocated to shareholders who hold (or are deemed to hold) shares on the day such gains were realized if there is no corresponding distribution of the proceeds from such sales, or where a shareholder disposes of shares after an allocation of gain but before proceeds (if any) are distributed by the trust. Shareholders may also realize income in excess of distributions due to the company’s use of cash from operations or sales proceeds for uses other than to make distributions to shareholders, including to fund acquisitions, satisfy short- and long-term working capital needs of our businesses, or satisfy known or unknown liabilities. In addition, certain financial covenants with the company’s lenders may limit or prohibit the distribution of cash to shareholders. The company’s board of directors is also free to change the company’s distribution policy. The company is under no obligation to make distributions to shareholders equal to or in excess of their portion of our taxable income or sufficient in amount even to satisfy the tax liability that results from that income.

A shareholder may recognize a greater taxable gain (or a smaller tax loss) on a disposition of shares than expected because of the treatment of debt under the partnership tax accounting rules.

We may incur debt for a variety of reasons, including for acquisitions as well as other purposes. Under partnership tax accounting principles, debt of the company generally will be allocable to our shareholders, who will realize the benefit of including their allocable share of the debt in the tax basis of their investment in shares. At the time a shareholder later sells shares, the selling shareholder’s amount realized on the sale will include not only the sales price of the shares but also the shareholder’s portion of the company’s debt allocable to his shares (which is treated as proceeds from the sale of those shares). Depending on the nature of the company’s activities after having incurred the debt, and the utilization of the borrowed funds, a later sale of shares could result in a larger taxable gain (or a smaller tax loss) than anticipated.

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of holders of our shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the IRS, and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. The present U.S. federal income tax treatment of an investment in our shares may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible to meet the qualifying income exception for us to be treated as a publicly traded partnership exempt from taxation as a corporation, affect or cause us to change our investments and commitments, affect the tax considerations of an investment in us and adversely affect an investment in our shares. Our organizational documents and agreements permit our board to modify our operating agreement from time to time, without the consent of the holders of our shares, in order to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of the holders of our shares. Moreover, we will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, deduction, loss and credit to holders in a manner that reflects such holders’ beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of applicable tax requirements. It is possible that the IRS will assert successfully that the conventions and assumptions used by us do not satisfy the technical requirements of the Code and/or Treasury regulations and could require that items of income, gain, deductions, loss or credit, including interest deductions, be adjusted, reallocated, or disallowed, in a manner that adversely affects holders of our shares.

Risks Relating Generally to Our Businesses

Our businesses are or may be vulnerable to economic fluctuations and seasonal factors as demand for their products and services tends to decrease as economic activity slows.

Demand for the products and services provided by our businesses is sensitive to changes in the level of economic activity in the regions and industries in which they do business. For example, as economic activity slows down, companies often reduce their use of temporary employees and their research and development spending. In addition, spending on capital equipment may also decrease in an economic slow down. Regardless of the industry, pressure to reduce prices of goods and services in competitive industries increases during periods of economic downturns, which may cause compression on our businesses’ financial margins. Certain of our businesses are subject to fluctuations in demand due to seasonal factors, which may cause the results of operations to vary significantly from quarter to quarter. In addition, economic downturns may negatively impact the demands or ability to pay of customers of our businesses. As a result, a significant economic downturn could have a material adverse effect on the business, results of operations and financial condition of each of our businesses and therefore on our financial condition, business and results of operations.

The operations and research and development of some of our businesses’ services and technology depend on the collective experience of their technical employees. If these employees were to leave our businesses and take this knowledge, our businesses’ operations and their ability to compete effectively could be materially adversely affected.

The future success of some of our businesses depends upon the continued service of their technical employees who have developed and continue to develop their technology and products. If any of these employees leave our businesses, the loss of their technical knowledge and experience may materially adversely affect the operations and research and development of current and future services. We may also be unable to attract technical employees with comparable experience because competition for such employees is intense. If our businesses are not able to replace their technical employees with new employees or attract additional technical employees, their operations may suffer as they may be unable to keep up with innovations in their respective industries. As a result, their ability to continue to compete effectively and their operations may be materially adversely affected.

Our businesses rely on their intellectual property and licenses to use others’ intellectual property, for competitive advantage. If our businesses are unable to protect their intellectual property, are unable to obtain or retain licenses to use other’s intellectual property, or if they infringe upon or are alleged to have infringed upon others’ intellectual property, it could have a material adverse affect on their financial condition, business and results of operations.

Our businesses’ success depends in part on their, or licenses to use others’, brand names, proprietary technology and manufacturing techniques. Our businesses rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions to protect their intellectual property rights. The steps they have taken to protect their intellectual property rights may not prevent third parties from using their intellectual property and other proprietary information without their authorization or independently developing intellectual property and other proprietary information that is similar. In addition, the laws of foreign countries may not protect our businesses’ intellectual property rights effectively or to the same extent as the laws of the United States. Stopping unauthorized use of their proprietary information and intellectual property, and defending claims that they have made unauthorized use of others’ proprietary information or intellectual property, may be difficult, time-consuming and costly. The use of their intellectual property and other proprietary information by others could reduce or eliminate any competitive advantage they have developed, cause them to lose sales or otherwise harm their business.

Our businesses may become involved in legal proceedings and claims in the future either to protect their intellectual property or to defend allegations that they have infringed upon others’ intellectual property rights. These claims and any resulting litigation could subject them to significant liability for damages and invalidate their property rights. In addition, these lawsuits, regardless of their merits, could be time consuming and expensive to resolve and could divert management’s time and attention. The costs associated with any of these actions could be substantial and could have a material adverse affect on their financial condition, business and results of operations.

If our businesses are unable to continue the technological innovation and successful commercial introduction of new products and services, their financial condition, business and results of operations could be materially adversely affected.

The industries in which our businesses operate experience periodic technological changes and ongoing product improvements. Their results of operations depend significantly on the development of commercially viable new products, product upgrades and applications, as well as production technologies and their ability to integrate new technologies. Our future growth will depend on their ability to gauge the direction of the commercial and technological progress in all key end-use markets and upon their ability to successfully develop, manufacture and market products in such changing end-use markets. In this regard, they must make ongoing capital investments.

In addition, their customers may introduce new generations of their own products, which may require new or increased technological and performance specifications, requiring our businesses to develop customized products. Our businesses may not be successful in developing new products and technology that satisfy their customers’ demands and their customers may not accept any of their new products. If our businesses fail to keep pace with evolving technological innovations or fail to modify their products in response to their customers’ needs in a timely manner, then their financial condition, business and results of operations could be materially adversely affected as a result of reduced sales of their products and sunk developmental costs.

Our businesses do not have long-term contracts with their customers and clients and the loss of customers and clients could materially adversely affect their financial condition, business and results of operations.

Our businesses are based primarily upon individual orders and sales with their customers and clients. Our businesses historically have not entered into long-term supply contracts with their customers and clients. As such, their customers and clients could cease using their services or buying their products from them at any time and for any reason. The fact that they do not enter into long-term contracts with their customers and clients means that they have no recourse in the event a customer or client no longer wants to use their services or purchase products from them. If a significant number of their customers or clients elect not to use their services or purchase their products, it could materially adversely affect their financial condition, business and results of operations.

Our businesses are subject to federal, state and foreign environmental laws and regulations that expose them to potential financial liability. Complying with applicable environmental laws requires significant resources, and if our businesses fail to comply, they could be subject to substantial liability.

Some of the facilities and operations of our businesses are subject to a variety of federal, state and foreign environmental laws and regulations including laws and regulations pertaining to the handling, storage and transportation of raw materials, products and wastes. Compliance with such laws and regulations currently in place and those that may be enacted in the future will require significant expenditures. Compliance with current and future environmental laws is a major consideration for our businesses as any material violations of these laws can lead to substantial liability, revocations of discharge permits, fines or penalties. Because some of our businesses use hazardous materials and generate hazardous wastes in their operations, they may be subject to potential financial liability for costs associated with the investigation and remediation of their own sites, or sites at which they have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if they fully comply with applicable environmental laws and are not directly at fault for the contamination, our businesses may still be liable. Costs associated with these risks could have a material adverse effect on our financial condition, business and results of operations.

Some of our businesses rely and may rely on suppliers for the timely delivery of materials used in manufacturing their products. Shortages or price fluctuations in component parts specified by their customers could limit their ability to manufacture certain products, delay product shipments, or cause them to breach supply contracts, all of which may materially adversely affect our financial condition, business and results of operations.

Our financial condition, business and operations could be materially adversely affected if our businesses are unable to obtain adequate supplies of raw materials in a timely manner. Strikes, fuel shortages and delays of providers of logistics and transportation services could disrupt our businesses and reduce sales and increase costs. Many of the products our businesses manufacture require one or more components that are supplied by third parties. Our businesses generally do not have any long-term supply agreements. Therefore our businesses’ suppliers could cease supplying materials to our businesses at any time, which would require our businesses to find new suppliers, resulting in possible manufacturing delays and increased costs. At various times, there are shortages of some of the components that they use, as a result of strong demand for those components or problems experienced by suppliers. Suppliers of these raw materials may from time to time delay delivery, limit supplies or increase prices due to capacity constraints or other factors, which could materially adversely affect our businesses’ ability to deliver products on a timely basis. In addition, supply shortages for a particular component can delay production of all products using that component or cause cost increases in those products. Our businesses’ inability to obtain these needed materials may require them to acquire supplies at higher costs or redesign or reconfigure products to accommodate substitute components, which would slow production or assembly, delay shipments to customers, increase costs and reduce operating income. Our businesses may bear the risk of periodic component price increases, which could increase costs and reduce operating income.

In addition, our businesses may purchase components in advance of their requirements for those components as a result of a threatened or anticipated shortage. In this event, they will incur additional inventory carrying costs, for which they may not be compensated, and have a heightened risk of exposure to inventory obsolescence. If they fail to manage their inventory effectively, our businesses may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which may materially adversely affect their financial condition, business and results of operations.

Our businesses could experience fluctuations in the costs of raw materials as a result of inflation and other economic conditions, which could have a material adverse effect on their financial condition, business and results of operations.

Changes in inflation could materially adversely affect the costs and availability of raw materials used in our manufacturing businesses, and changes in fuel costs likely will affect the costs of transporting materials from our suppliers and shipping goods to our customers, as well as the effective areas from which we can recruit temporary staffing personnel. For example, for Advanced Circuits, the principal raw materials consist of copper and glass and represent approximately 13.4% of the total cost of goods sold in 2006. Prices for key raw materials such as these may fluctuate during periods of high demand. The ability by our businesses to offset the effect of increases in raw material prices by increasing their prices is uncertain. If our businesses are unable to cover price increases of these raw materials, their financial condition, business and results of operations could be materially adversely affected.

Defects in the products provided by our businesses could result in financial or other damages to their customers, which could result in reduced demand for our businesses’ products and/or liability claims against our businesses.

Some of the products our businesses produce could potentially result in product liability suits against them. Some of our businesses manufacture products to customer specifications that are highly complex and critical to customer operations. Defects in products could result in customer dissatisfaction or a reduction in or cancellation of future purchases or liability claims against our businesses. If these defects occur frequently, our reputation may be impaired. Defects in products could also result in financial or other damages to customers, for which our businesses may be asked or required to compensate their customers. Any of these outcomes could negatively impact our financial condition, business and results of operations.

Some of our businesses are subject to certain risks associated with the movement of businesses offshore.

Some of our businesses are potentially at risk of losing business to competitors operating in lower cost countries. An additional risk is the movement offshore of some of our businesses’ customers, leading them to procure products or services from more closely located companies. Either of these factors could negatively impact our financial condition, business and results of operations.

Loss of key customers of some of our businesses could negatively impact our financial condition, business and results of operations.

Some of our businesses have significant exposure to certain key customers, the loss of which could negatively impact our financial condition, business and results of operations.

Our businesses are subject to certain risks associated with their foreign operations or business they conduct in foreign jurisdictions.

Some of our businesses have operations or conduct business outside the United States. Certain risks are inherent in operating or conducting business in foreign jurisdictions, including: exposure to local economic conditions; difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; longer payment cycles for foreign customers; adverse currency exchange controls; exposure to risks associated with changes in foreign exchange rates; potential adverse changes in political environments; withholding taxes and restrictions on the withdrawal of foreign investments and earnings; export and import restrictions; difficulties in enforcing intellectual property rights; and required compliance with a variety of foreign laws and regulations. These risks individually and collectively have the potential to negatively impact our financial condition, business and results of operations.

Our businesses have recorded a significant amount of goodwill and other identifiable intangible assets, which may never be fully realized.

Our businesses collectively had, as of December 31, 2006, $288.0 million of goodwill and intangible assets or 55.5% of our total assets. In connection with the acquisitions of Aeroglide and Halo, we anticipate recording additional goodwill and other intangible assets. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” we are required to evaluate goodwill and other intangibles for impairment at least annually. Impairment may result from, among other things, deterioration in the performance of these businesses, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services sold by these businesses, and a variety of other factors. Depending on future circumstances, it is possible that we may never realize the full value of these intangible assets. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Any future determination of impairment of a material portion of goodwill or other identifiable intangible assets could have a material adverse effect on these businesses’ financial condition and operating results, and could result in a default under our revolving credit facility.

The internal controls of our businesses have not yet been integrated and we have only recently begun to examine the internal controls that are in place for each business. As a result, we may fail to comply with Section 404 of the Sarbanes-Oxley Act or our auditors may report a material weakness in the effectiveness of our internal control over financial reporting.

We are required under applicable law and regulations to integrate the various systems of internal control over financial reporting of our businesses. Beginning with our annual report for the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as

Section 404, we will be required to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Additionally, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and a report on their evaluation of the operating effectiveness of our internal control over financial reporting.

We are evaluating our businesses’ existing internal controls in light of the requirements of Section 404. During the course of our ongoing evaluation and integration of the internal controls of our businesses, we may identify areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Since our businesses were not subject to the requirements of Section 404 before being acquired by us, the evaluation of existing controls and the implementation of any additional procedures, processes or controls may be costly. Our initial compliance with Section 404 could result in significant delays and costs and require us to divert substantial resources, including management time and attention, from other activities and hire additional accounting staff to address Section 404 requirements. In addition, under Section 404, we are required to report all significant deficiencies to our audit committee and independent auditor and all material weaknesses to our audit committee and independent auditor and in our periodic reports. We may not be able to successfully complete the procedures, certification and attestation requirements of Section 404 and we or our independent auditor may have to report material weaknesses in connection with the presentation of our financial statements.

If we fail to comply with the requirements of Section 404 or if our auditors report such a significant deficiency or material weakness, the accuracy and timeliness of the filing of our annual report may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the market price of the shares.

Risks Related to Advanced Circuits

Unless Advanced Circuits is able to respond to technological change at least as quickly as its competitors, its services could be rendered obsolete, which could materially adversely affect its financial condition, business and results of operations.

The market for Advanced Circuits’ services is characterized by rapidly changing technology and continuing process development. The future success of its business will depend in large part upon its ability to maintain and enhance its technological capabilities, retain qualified engineering and technical personnel, develop and market services that meet evolving customer needs and successfully anticipate and respond to technological changes on a cost-effective and timely basis. Advanced Circuits’ core manufacturing capabilities are for 2 to 12 layer printed circuit boards. Trends towards miniaturization and increased performance of electronic products are dictating the use of printed circuit boards with increased layer counts. If this trend continues Advanced Circuits may not be able to effectively respond to the technological requirements of the changing market. If it determines that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies may require significant capital investments. It may be unable to obtain capital for these purposes in the future, and investments in new technologies may not result in commercially viable technological processes. Any failure to anticipate and adapt to its customers’ changing technological needs and requirements or retain qualified engineering and technical personnel could materially adversely affect its financial condition, business and results of operations.

Advanced Circuits’ customers operate in industries that experience rapid technological change that cause short product life cycles and as a result, if the product life cycles of its customers slow materially, and research and development expenditures are reduced, its financial condition, business and results of operations will be materially adversely affected.

Advanced Circuits’ customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvement in products and services. These conditions frequently result in short product life cycles. As professionals operating in research and development departments represent the majority of Advanced Circuits’ net sales, the rapid development of electronic products is a key driver of Advanced Circuits’ sales and operating performance. Any decline in the development and introduction of new electronic products could slow the demand for Advanced Circuits’ services and could have a material adverse effect on its financial condition, business and results of operations.

Electronics manufacturing services corporations are increasingly acting as intermediaries, positioning themselves between PCB manufacturers and OEMs, which could reduce operating margins.

Advanced Circuits’ OEM customers are increasingly outsourcing the assembly of equipment to third party manufacturers. These third party manufacturers typically assemble products for multiple customers and often purchase circuit boards from Advanced Circuits in larger quantities than OEMs. The ability of Advanced Circuits to sell products to these customers at margins comparable to historical averages is uncertain. Any material erosion in margins could have a material adverse effect on Advanced Circuits’ financial condition, business and results of operations.

Risks Related to Aeroglide

Aeroglide requires additional manufacturing capacity to maintain its current level of growth; failure to add capacity or broaden its outsourcing relationships could adversely affect Aeroglide’s financial condition, business and results of operations.

Aeroglide’s facilities are at or near capacity. Aeroglide will need to either increase its manufacturing capacity or add outsourced manufacturing capacity in order to materially grow the business. Aeroglide’s failure to add capacity or broaden its outsourcing relationships could adversely affect its financial condition, business and results of operations.

Risks Related to Anodyne

Anodyne recently acquired its first three businesses and faces risks associated with consolidation and integration.

Anodyne recently acquired its first three businesses and faces risks associated with consolidation and integration. Anodyne was formed in early 2006 to acquire SenTech Medical Systems, Inc. which we refer to as SenTech, and AMF Support Surfaces, Inc., which we refer to as AMF. On October 5, 2006, Anodyne acquired Anatomic Gobal, Inc., which we refer to as Anatomic. In addition to SenTech, AMF, and Anatomic, Anodyne intends to acquire other businesses in the medical mattress and support surface sector. Anodyne’s operating results will be influenced by the ability of Anodyne’s management to integrate these other businesses.

Anodyne’s business could be materially impacted by fluctuations in raw material costs, such as foam, vinyl or fabric.

Anodyne’s results of operations could be materially impacted by fluctuations in the cost of raw materials such as foam, vinyl or fabric. In particular, fluctuations in the cost of polyurethane foam could have a material effect on profitability. Since August 2005, the cost of polyurethane foam has increased significantly, in some cases by over 40%. There can be no assurance that increases in the costs of raw materials such as polyurethane foam can be passed along to customers. Any inability to pass on increases in the costs of raw materials could materially impact Anodyne’s profitability.

Certain of Anodyne’s products are subject to regulation by the FDA.

Certain of Anodyne’s mattress products are Class II devices within Section 201(h) of the Federal Food, Drug and Cosmetic Act (21 USC §321(h)), which we refer to as the FDCA, and, as such, are subject to the requirements of the FDCA and certain rules and regulations of the Food and Drug Administration, which we refer to as the FDA. Prior to our acquisition of Anodyne, one of its subsidiaries received a warning letter from the FDA in connection with certain deficiencies identified during a regular FDA audit, including noncompliance with certain design control requirements, certain good manufacturing practice regulations and certain record keeping requirements. Anodyne’s subsidiary has undertaken corrective measures to address the deficiencies and continues to fully cooperate with the FDA. The FDA has the authority to inspect without notice, and to take any disciplinary action that it sees fit, any one of which may have a material adverse effect on Anodyne’s financial condition, business or results of operations.

A change in Medicare Reimbursement Guidelines may reduce demand for Anodyne’s products.

Certain changes in Medicare Reimbursement Guidelines if and when effective may reduce the amount of Medicare funds available for purchasing certain products, which could in turn reduce demand for medical support surfaces and have a material adverse effect on Anodyne’s financial condition, business or results of operations. We cannot predict when any such change in the Guidelines may be effected, or the effect of such changes on Anodyne’s business and operations.

Risks Related to CBS Personnel

CBS Personnel’s business depends on its ability to attract and retain qualified staffing personnel that possess the skills demanded by its clients.

As a provider of temporary staffing services, the success of CBS Personnel’s business depends on its ability to attract and retain qualified staffing personnel who possess the skills and experience necessary to meet the requirements of its clients or to successfully bid for new client projects. CBS Personnel must continually evaluate and upgrade its base of available qualified personnel through recruiting and training programs to keep pace with changing client needs and emerging technologies. CBS Personnel’s ability to attract and retain qualified staffing personnel could be impaired by rapid improvement in economic conditions resulting in lower unemployment, increases in compensation or increased competition. During periods of economic growth, CBS Personnel faces increasing competition for retaining and recruiting qualified staffing personnel, which in turn leads to greater advertising and recruiting costs and increased salary expenses. If CBS Personnel cannot attract and retain qualified staffing personnel, the quality of its services may deteriorate and its financial condition, business and results of operations may be materially adversely affected. Moreover, evolving technological innovations may require CBS Personnel to seek better educated and trained workers, who may not be available in sufficient numbers.

Customer relocation of positions filled by CBS Personnel may materially adversely affect CBS Personnel’s financial condition, business and results of operations.

Many companies have built offshore operations, moved their operations to offshore sites that have lower employment costs or outsourced certain functions. If CBS Personnel’s customers relocate positions filled by CBS Personnel, this would have a material adverse effect on the financial condition, business and results of operations of CBS Personnel.

CBS Personnel assumes the obligation to make wage, tax and regulatory payments for its employees, and as a result, it is exposed to client credit risks.

CBS Personnel generally assumes responsibility for and manages the risks associated with its employees’ payroll obligations, including liability for payment of salaries and wages (including payroll taxes), as well as group health and retirement benefits for its leased employees. These obligations are fixed, whether or not its clients make payments required by services agreements, which exposes CBS Personnel to credit risks of its clients, primarily relating to uncollateralized accounts receivables. If CBS Personnel fails to successfully manage its credit risk, its financial condition, business and results of operations may be materially adversely affected.

CBS Personnel is exposed to employment-related claims and costs and periodic litigation that could materially adversely affect its financial condition, business and results of operations.

The temporary services business entails employing individuals and placing such individuals in clients’ workplaces. CBS Personnel’s ability to control the workplace environment of its clients is limited. As the employer of record of its temporary employees, it incurs a risk of liability to its temporary employees and clients for various workplace events, including: claims of misconduct or negligence on the part of its employees; discrimination or harassment claims against its employees, or claims by its employees of discrimination or harassment by its clients; immigration-related claims; claims relating to violations of wage, hour and other workplace regulations; claims relating to employee benefits, entitlements to employee benefits, or errors in the calculation or administration of such benefits; and possible claims relating to misuse of customer confidential information, misappropriation of assets or other similar claims. CBS Personnel may incur fines and other losses and negative publicity with respect to any of these situations. Some the claims may result in litigation, which is expensive and distracts management’s attention from the operations of CBS Personnel’s business. Furthermore, while CBS Personnel maintains insurance with respect to many of these items, it, may not be able to continue to obtain insurance at a cost that does not have a material adverse effect upon it. As a result, such claims (whether by reason of it not having insurance or by reason of such claims being outside the scope of its insurance) may have a material adverse effect on CBS Personnel’s financial condition, business and results of operations.

CBS Personnel’s workers’ compensation loss reserves may be inadequate to cover its ultimate liability for workers’ compensation costs.

CBS Personnel self-insures its workers’ compensation exposure for certain employees. The calculation of the workers’ compensation reserves involves the use of certain actuarial assumptions and estimates. Accordingly, reserves do not represent an exact calculation of liability. Reserves can be affected by both internal and external events, such as adverse developments on existing claims or changes in medical costs, claims handling procedures, administrative costs, inflation, and legal trends and legislative changes. As a result, reserves may not be adequate. If reserves are insufficient to cover the actual losses, CBS Personnel would have to increase its reserves and incur charges to its earnings that could be material.

Risks Related to Halo

Increases in the portion of end customers buying directly from manufacturers could have a material adverse effect on the business of Halo.

The promotional products industry supply chain is comprised of multiple levels. As a distributor, Halo does not manufacture or decorate the promotional products it sells. Though management believes distributors play a valuable role in the industry, increases in the portion of end customers buying directly from manufacturers could have a material adverse effect on the financial condition, business and results of operations of Halo.

The loss of a significant number of account executives could adversely affect the business of Halo.

Halo relies on its large staff of account executives to develop and maintain relationships with end customers. Halo’s sales force is comprised of both full time employees and sub-contractors. These professionals have relationships with customers of varying sizes and profitability. Though management believes its compensation structure and sales force support is comparable to or better than many industry participants, there can be no assurance that Halo will be able to retain their continuing services. The loss of a significant number of account executives could adversely affect the business of Halo.

Halo relies on suppliers for the timely delivery of products to end customers. Delays in the delivery of promotional products to customers could adversely affect Halo’s results of operations.

Halo often relies on many of its suppliers to ship directly to its end customers. Delays in the shipment of products or supply shortages in promotional products in high demand could affect Halo’s reputation and standing with its end customers and adversely affect Halo’s results of operations.

Risks Related to Silvue

Silvue derives a significant portion of its revenue from the eyewear industry. Any economic downturn in this market or increased regulations by the FDA, would materially adversely affect its operating results and financial condition.

Silvue’s management estimates that in 2006 approximately 88% of its net sales were from the premium eyewear industry. Because Silvue’s customers are concentrated in the eyewear industry, the economic factors impacting this industry also impact its operations and revenues. Any downturn in this market would materially adversely affect its operating results and financial condition. Further, Silvue’s coating technology is used primarily on mid and high value lenses. A decline in the ophthalmic and sunglass lens industry in general, or a change in consumers’ preferences from mid and high value lenses to low value lenses within the industry, may have a material adverse effect on its financial condition, business and results of operations.

Silvue’s technology is compatible with certain substrates and processes and competes with a number of products currently sold on the market. A change in the substrate, process or competitive landscape could have a material adverse affect on its financial condition, business and results of operations.

Silvue provides material for the coating of polycarbonate, acrylic, glass, metals and other surfaces. Its business is dependent upon the continued use of these substrates and the need for its products to be applied to these substrates. In addition, Silvue’s products are compatible with certain application techniques. New application techniques designed to improve performance and decrease costs are being developed that may be incompatible with Silvue’s coating technologies. Further, Silvue competes with a number of large and small companies in the research, development, and production of coating systems. A competitor may develop a coating system that is technologically superior and render Silvue’s products less competitive. Any of these conditions may have a material adverse effect on its financial condition, business and results of operations.

Risks Related to this Offering

We have broad discretion in using the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits.

We will receive net proceeds in this offering and from the separate private placement transaction of approximately $149.4 million. We intend to use the net proceeds to repay existing indebtedness and for general corporate purposes, including the acquisition of other businesses. If we fail to identify desirable acquisition targets, or fail to effectively consummate such acquisitions, or ability to earn profits could be adversely affected.

Our shares are thinly traded and you may not be able to sell the securities at all or when you want to do so.

Our shares currently are quoted on the NASDAQ Global Select Market and currently are thinly traded. Since the closing of the IPO, the weekly trading volume for our shares has been as low as 71,470 shares per week as reported by NASDAQ. Our average daily trading volume was 51,054 for the quarter ended March 31, 2007 as reported by NASDAQ. Because of the limited public market for our shares, you may be unable to sell our shares when you want to do so.

Future sales of shares may cause the market price of our shares to decline.

We cannot predict what effect, if any, future sales of our shares, or the availability of shares for future sale, will have on the market price of our shares. Sales of substantial amounts of our shares in the public market following this offering, or the perception that such sales could occur, could materially adversely affect the market price of our shares and may make it more difficult for you to sell your shares at a time and price which you deem appropriate. A decline below the offering price, in the future, is possible. After the consummation of this offering and the separate private placement transaction, there will be 30,325,000 shares of the trust issued and outstanding (31,525,000 shares if the underwriters exercise their overallotment option in full). The 8,000,000 shares sold in this offering (9,200,000 shares if the underwriters exercise their overallotment option in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act. In addition, under the terms of the registration rights agreements with CGI and Pharos, we will be required to file a shelf registration statement under the Securities Act relating to the resale of all shares owned by such holders (subject to the restrictions contained in those agreements) as soon as reasonably possible following May 16, 2007, the one year anniversary of our IPO. See “Certain Relationships and Related Party Transaction — Contractual Relationships with Related Parties — Registration Rights Agreements.”

We, CGI, Pharos I LLC, which we refer to as Pharos, the employees of our manager and our officers and directors have agreed that, with limited exceptions, we and they will not directly or indirectly, without the prior written consent of Citigroup Global Markets Inc., on behalf of the underwriters, offer to sell, sell or otherwise dispose of any shares for a period of 90 days after the date of this prospectus.

We may issue additional debt and equity securities which are senior to our shares as to distributions and in liquidation, which could materially adversely affect the market price of our shares and result in dilution to our shareholders.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or equity securities, including preferred securities. Specifically, we do intend to issue our shares as consideration for future acquisitions. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. Any preferred securities, if issued, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your shares and diluting your interest in us. In addition, we can change our leverage strategy from time to time without shareholder approval, which could materially adversely affect the market share price of our shares.

Our earnings and cash distributions may affect the market price of our shares.

Generally, the market price of our shares may be based, in part, on the market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales, acquisitions or refinancings, and on the value of our businesses. For that reason, our shares may trade at prices that are higher or lower than our net asset value per share. Should we retain operating cash flow for investment purposes or working capital reserves instead of distributing the cash flows to our shareholders, the retained funds, while increasing the value of our underlying assets, may materially adversely affect the market price of our shares. Our failure to meet market expectations with respect to earnings and cash distributions could materially adversely affect the market price of our shares.

If the market price of our shares declines, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our shares will not fluctuate or decline significantly, including a decline below the public offering price, in the future.

The market price, trading volume and marketability of our shares may, from time to time, be significantly affected by numerous factors beyond our control, which may materially adversely affect the market price of your shares and our ability to raise capital through future equity financings.

The market price and trading volume of our shares may fluctuate significantly. Many factors that are beyond our control may significantly affect the market price and marketability of our shares and may materially adversely affect our ability to raise capital through equity financings. These factors include: price and volume fluctuations in the stock markets generally which create highly variable and unpredictable pricing of equity securities; significant volatility in the market price and trading volume of securities of companies in the sectors in which our businesses operate, which may not be related to the operating performance of these companies and which may not reflect the performance of our businesses; changes and variations in our earnings and cash flows; any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts; changes in regulation or tax law; operating performance of companies comparable to us; general economic trends and other external factors including inflation, interest rates, and costs and availability of raw materials, fuel and transportation; and loss of a major funding source.

All of our shares sold in this offering will be freely transferable by persons other than our affiliates and those persons subject to lock-up agreements, without restriction or further registration under the Securities Act.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and elsewhere contains forward-looking statements. We may, in some cases, use words such as “project,” “predict,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” or “may” or other words that, convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	our ability to successfully operate our current businesses on a combined basis, and to effectively integrate and improve any future acquisitions;

•	our ability to remove our manager and our manager’s right to resign;

•	our trust and organizational structure, which may limit our ability to meet our dividend and distribution policy;

•	our ability to service and comply with the terms of our indebtedness;

•	our cash flow available for distribution after the closing of this offering and our ability to make distributions in the future to our shareholders;

•	our ability to pay the management fee, profit allocation and put price when due;

•	our ability to make and finance future acquisitions;

•	our ability to implement our acquisition and management strategies;

•	the regulatory environment in which our businesses operate;

•	trends in the industries in which our businesses operate;

•	changes in general economic or business conditions or economic or demographic trends in the United States and other countries in which we have a presence, including changes in interest rates and inflation;

•	environmental risks affecting the business or operations of our current businesses;

•	our and our manager’s ability to retain or replace qualified employees of our current businesses and our manager;

•	costs and effects of legal and administrative proceedings, settlements, investigations and claims; and

•	extraordinary or force majeure events affecting the business or operations of our current businesses.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of some of the risks that could cause our actual results to differ appears under the section “Risk Factors” and elsewhere in this prospectus. Additional risks of which we are not currently aware or which we currently deem immaterial could also cause our actual results to differ.

In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this prospectus may not occur. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements after the completion of this offering, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 8,000,000 shares in this offering will be approximately $121.6 million (or approximately $139.8 million if the underwriters’ overallotment option is exercised in full), based on the public offering price of $16.00 per share and after deducting underwriting discounts and commissions of approximately $6.4 million (or approximately $7.4 million if the underwriters’ overallotment option is exercised in full), but without giving effect to the payment of public offering costs of approximately $2.2 million. In addition, CGI has agreed to purchase in a separate private placement transaction to close in conjunction with the closing of this offering a number of shares in the trust having an aggregate purchase price of approximately $30 million at a per share price equal to the public offering price. We intend to use approximately $98.8 million of the net proceeds from this offering and from the separate private placement transaction to repay borrowings under our revolving credit facility and any remaining amounts for general corporate purposes, including to fund acquisitions, if and when identified and consummated. Our revolving credit facility has been used to provide funding for our acquisitions and loans to our businesses. Our revolving credit facility permits borrowings up to $255 million with an option to increase the facility by $45 million. The revolving credit facility allows for loans at either base rate or LIBOR. Base rate loans bear interest at a fluctuating rate per annum equal to the greater of (i) the prime rate of interest published by The Wall Street Journal and (ii) the sum of the Federal Funds Rate plus 0.5% for the relevant period, plus a margin ranging from 1.50% to 2.50% based upon the company’s ratio of total debt to adjusted consolidated earnings before interest expense, tax expense, and depreciation and amortization expenses for such period (the “total debt to EBITDA ratio”). LIBOR loans bear interest at a fluctuating rate per annum equal to the London Interbank Offer Rate, or LIBOR, for the relevant period plus a margin ranging from 2.50% to 3.50% based on the company’s total debt to EBITDA ratio. As of May 1, 2007, there was an aggregate of $2.8 million of base rate loans and $96.0 million of LIBOR loans outstanding under the revolving credit facility. As of May 1, 2007 the interest rate for base rate loans was 10.25% and the interest rate for LIBOR loans was 8.35%. Outstanding indebtedness under the revolving credit facility will mature on November 21, 2011. We are required to pay commitment fees ranging between 0.75% and 1.25% per annum on the unused portion of the revolving credit facility.

PRICE RANGE OF SHARES

Our shares trade on the NASDAQ Global Select Market under the symbol “CODI.” On May 2, 2007, the last reported sale price of our shares on the NASDAQ Global Select Market was $16.01 per share. The following table sets forth, for the periods indicated, the high and low closing prices of the shares as reported on the NASDAQ Global Select Market.

	High	Low

2006:
Second Quarter (from May 16, 2006)	$15.10	$14.27
Third Quarter	15.36	13.45
Fourth Quarter	17.67	15.70
2007:
First Quarter	$18.32	$16.77
Second Quarter (through May 2, 2007)	$17.27	$15.58

As of March 31, 2007 we had 20,450,000 of our shares outstanding that were held by fewer than ten holders of record; however, we believe the number of beneficial owners of our shares is approximately 5,500.

DIVIDEND AND DISTRIBUTION POLICY

The company’s board of directors intends to declare and pay regular quarterly cash distributions on all outstanding shares. On July 18, 2006, the trust paid a pro rata distribution of $0.1327 per share to holders of record on July 11, 2006 for the quarter ended June 30, 2006. On October 19, 2006, the trust paid a distribution of $0.2625 to holders of record as of October 13, 2006 for the quarter ended September 30, 2006. On January 24, 2007, the trust paid a distribution of $0.30 to holders of record as of January 18, 2007 for the quarter ended December 31, 2006. On April 24, 2007, the trust paid a distribution of $0.30 to holders of record as of April 20, 2007 for the quarter ended March 31, 2007. The company’s board of directors intends to set each distribution on the basis of the current results of operations of our businesses and other resources available to the company, including the third party credit facility, and the desire to provide sustainable levels of distributions to our shareholders.

Our distribution policy is based on the predictable and stable cash flows of our businesses and our intention to provide sustainable levels of distributions to our shareholders while reinvesting a portion of our cash flows in our businesses or in the acquisition of new businesses. If we successfully implement our strategy, we expect to maintain and increase the level of our distributions to shareholders in the future.

The declaration and payment of any future distribution will be subject to the approval of a majority of the company’s board of directors. The board of directors will at all times include a majority of independent directors. The company’s board of directors will take into account such matters as general business conditions, our financial condition, results of operations, capital requirements and any contractual, legal and regulatory restrictions on the payment of distributions by us to our shareholders or by our subsidiaries to us, and any other factors that the board of directors deems relevant. However, even in the event that the company’s board of directors were to decide to declare and pay distributions, our ability to pay such distributions may be adversely impacted due to unknown liabilities, government regulations, financial covenants of the debt of the company, funds needed for acquisitions and to satisfy short- and long-term working capital needs of our businesses, or if our businesses do not generate sufficient earnings and cash flow to support the payment of such distributions. In particular, we may incur debt in the future to acquire new businesses, which debt will have substantial payment obligations, which must be satisfied before we can make distributions. These factors could affect our ability to continue to make distributions.

We may use cash flow from our businesses, the capital resources of the company, including borrowings under the company’s third party credit facility, or a reduction in equity to pay a distribution. See the section entitled “Material U.S. Federal Income Tax Considerations” for more information about the tax treatment of distributions to our shareholders.

Restrictions on Distribution Payments

We are dependent upon the ability of our businesses to generate earnings and cash flow and to make distributions to us in the form of interest and principal payments on indebtedness and distributions on equity to enable us to, first, satisfy our financial obligations, including payments under our revolving credit facility, the management fee, profit allocation and put price, and, second, make distributions to our shareholders. There is no guarantee that we will continue to make quarterly distributions. Our ability to make quarterly distributions may be subject to certain restrictions, including:

•	the operating results of our businesses which are impacted by factors outside of our control including competition, inflation and general economic conditions;

•	the ability of our businesses to make distributions to us, which may be subject to limitations under laws of the jurisdictions in which they are incorporated or organized;

•	insufficient cash to pay distributions due to increases in our general and administrative expenses, including the quarterly management fee we pay our manager, principal and interest payments on our outstanding debt, tax expenses or working capital requirements;

•	the obligation to pay our manager a profit allocation upon the occurrence of a trigger event;

•	the obligation to pay our manager the put price pursuant to the supplemental put agreement;

•	the company’s board of directors’ election to keep a portion of the operating cash flow in the businesses or to use such funds for the acquisition of new businesses;

•	restrictions on distributions under our revolving credit facility which contains financial covenants that we will have to satisfy in order to make quarterly or annual distributions;

•	any dividends or distributions paid by our businesses pro rata to the minority shareholders of our businesses, which portion will not be available to us for any purpose, including for the purpose of making distributions to our shareholders;

•	possible future issuances of debt or debt-like financing arrangements that are secured by all or substantially all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or preferred securities, which obligations will have priority over distributions on the shares; and

•	in the future, the company may issue preferred securities and holders of such preferred securities may have a preference with respect to distributions, which could limit our ability to make distributions to our shareholders.

As a consequence of these various restrictions, we may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders.

Because the company’s board of directors intends to continue to declare and pay regular quarterly cash distributions on all outstanding shares, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including issuances of debt or debt-like financing arrangements and the issuance of debt and equity securities, to fund our acquisitions and expansion of capital expenditures. As a result, to the extent we are unable to finance growth externally, our decision to declare and pay regular quarterly distributions will significantly impair our ability to grow.

Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. Therefore, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Likewise, holders of our shares may be diluted pursuant to additional equity issuances.

PRO FORMA CAPITALIZATION

The following table sets forth our unaudited pro forma capitalization, assuming no exercise of the underwriters’ overallotment option, at the public offering price of $16.00 per share of the trust and the application of the estimated net proceeds of such sale (after deducting underwriting discounts and commission and our estimated offering expenses) as well as the proceeds from the separate private placement transaction. “As Adjusted” reflects the repayment of outstanding debt from the proceeds of the sale of Crosman, cash used and debt incurred for the acquisitions of Aeroglide and Halo and the application of the net proceeds of this offering as further described in the “Pro Forma Condensed Financial Statements” included within this prospectus. This table should be read in conjunction with “Use of Proceeds,” “Pro Forma Condensed Financial Statements” and our consolidated financial statements included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	As Adjusted
	($ in thousands)

Cash and cash equivalents	$7,006	$77,808

Current maturities of long-term debt	$87,604	$2,604
Long-term debt, excluding current maturities	—	502

Total debt	$87,604	$3,106
Stockholders’ equity
Trust shares, no par value; 500,000,000 authorized; 30,325,000 shares issued and outstanding as adjusted for the offering(1)
Total stockholder’s equity	$255,711	$441,014

Total capitalization	$343,315	$444,120

(1)	Each trust share representing one undivided beneficial interest in the trust property.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)

The following unaudited pro forma condensed combined balance sheet as of December 31, 2006, gives effect to the following transactions, as if the following transactions had been completed as of December 31, 2006:

•	the offering and the application of proceeds from this offering and from the separate private placement transaction as further described in the section entitled “Use of Proceeds”;

•	the sale of Crosman on January 5, 2007 and the application of the proceeds from this sale to retire third party debt and to provide partial funding for the acquisition of Aeroglide and Halo; and

•	the acquisition of approximately 89.0% of Aeroglide and approximately 73.6% of Halo.

The purchase price for these acquisitions are subject to adjustment. The actual amount of such adjustments, which we do not expect to be material, will depend upon the actual working capital of Aeroglide and Halo as of February 28, 2007.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006, gives effect to this offering, the separate private placement transaction and the acquisition of Aeroglide and Halo as if they had occurred at the beginning of the fiscal period presented. The “as reported” financial information in the unaudited pro forma condensed combined balance sheet at December 31, 2006, and for the year ended December 31, 2006, for Aeroglide and Halo are derived from the audited financial statements for the year ended December 31, 2006 of each of the businesses, which are included elsewhere in this prospectus. The “as reported” financial information for the trust at December 31, 2006 and for the year ended December 31, 2006, is derived from the audited financial statements of the trust as of December 31, 2006 and for the year ended December 31, 2006 and is included in this prospectus.

The following unaudited pro forma condensed combined financial statements, or the pro forma financial statements, have been prepared assuming that our acquisition of the Aeroglide and Halo businesses will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and the liabilities assumed will be recorded at their respective fair value at the date of acquisition. The total purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values, which are subject to revision if the finalization of the respective fair values results in a material difference to the preliminary estimate used.

The unaudited pro forma condensed combined statement of operations includes the results of operations for Aeroglide and Halo as if they were purchased on January 1, 2006 and the actual historical results of operations of our other businesses as of the date of acquisition, which was May 16, 2006 for our initial businesses and August 1, 2006 for Anodyne. As such these pro forma financial statements are not necessarily indicative of operating results that would have been achieved had the transactions described above been completed at the beginning of the period presented and should not be construed as indicative of future operating results.

You should read these unaudited pro forma condensed financial statements in conjunction with the financial statements and accompanying footnotes of Aeroglide and Halo included in this prospectus and the consolidated financial statements for the trust and the company, including the notes thereto.

Compass Diversified Trust

Condensed Combined Pro Forma Balance Sheet
at December 31, 2006

								Pro Forma
	Compass							Combined
	Diversified							Compass
	Trust			Aeroglide	Halo	Pro Forma		Diversified
	(as reported)	Offering*		(as reported)	(as reported)	Adjustments		Trust
	(Unaudited)
	($ in thousands)

Assets
Current assets:
Cash and cash equivalents	$7,006		$149,400	$4,539	$339	$(83,476	)(1)	$77,808
Accounts receivable, net	74,899			11,340	22,769			109,008
Inventories	4,756			2,380	3,127			10,263
Prepaid expenses and other current assets	7,059			588	2,838			10,485
Current assets of discontinued operations	46,636			—	—	(46,636	)(2)	—

Total current assets	140,356		149,400	18,847	29,073	(130,112)		207,564
Property and equipment, net	10,858			4,443	959	3,471	(3)	19,731
Goodwill	159,151			7,812	7,388	43,873	(4)	218,224
Intangible assets, net	128,890			—	—	57,720	(5)	186,610
Deferred debt issuance costs	5,190			—	—			5,190
Other non-current assets	15,894			1,214	1,220	(2,434	)(6)	15,894
Assets of discontinued operations	65,258			—	—	(65,258	)(7)	—

Total assets	$525,597		$149,400	$32,316	$38,640	$(92,740)		$653,213

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$52,900	$		$17,754	$18,204	$		$88,858
Deferred income taxes	—			—	516	(516	)(8)	—
Due to related party	469			—	—			469
Current portion of debt	87,604			1,324	1,096	(87,420	)(9)	2,604
Current portion of supplemental put obligation	7,880			—	—			7,880
Current liabilities of discontinued operations	14,019			—	—	(14,019	)(10)	—

Total current liabilities	162,872		—	19,078	19,816	(101,955)		99,811
Long-term debt	—			4,058	8,205	(11,761	)(11)	502
Supplemental put obligation	14,576			—	—			14,576
Long-term deferred income taxes	41,337			71	170	13,586	(12)	55,164
Non-current liabilities of discontinued operations	6,634			—	—	(6,634	)(13)	—
Other non-current liabilities	17,336			1,703	—	(1,703	)(14)	17,336

Total liabilities	242,755		—	24,910	28,191	(108,467)		187,389
Minority interest	27,131			—	—	(2,321	)(15)	24,810
Total stockholders’ equity	255,711		149,400	7,406	10,449	18,048(16)		441,014

Total liabilities and stockholders’ equity	$525,597		$149,400	$32,316	$38,640	$(92,740)		$653,213

*	Reflects the issuance of shares and the net proceeds from this offering (after deducting underwriting discounts and commissions of $6,400 and estimated offering expenses of $2,200) and the proceeds from the separate private placement transaction.

Compass Diversified Trust

Condensed Combined Pro Forma Statement of Operations
for the year ended December 31, 2006

						Pro Forma
	Compass					Combined
	Diversified					Compass
	Trust	Aeroglide	Halo	Pro Forma		Diversified
	(as reported)	(as reported)	(as reported)	Adjustments		Trust
			(Unaudited)
			(in thousands, except
			per share data)

Net sales	$410,873	$48,086	$115,646	$		$574,605
Cost of sales	311,641	27,699	71,210	370	(2)	410,920

Gross profit	99,232	20,387	44,436	(370)		163,685
Operating expenses:
Staffing expense	34,345	—	—			34,345
Selling, general and administrative expense	36,732	17,334	38,321	174	(2)	92,561
Supplemental put expense	22,456	—	—			22,456
Fees to manager	4,376	—	—	2,364	(5)	6,740
Research and development expense	1,806	—	—			1,806
Amortization expense	6,774	—	—	7,129	(1)	13,903

Operating income (loss)	(7,257)	3,053	6,115	(10,037)		(8,126)
Other income (expense):
Interest income	807	—	—			807
Interest expense	(6,130)	(594)	(797)	3,891	(3)	(3,630)
Amortization of debt issuance costs	(779)	—	—			(779)
Loss on debt extinguishment	(8,275)	—	—			(8,275)
Other income (expense), net	541	25	—			566

Income (loss) from continuing operations before provision for income taxes and minority interest	(21,093)	2,484	5,318	(6,146)		(19,437)
Provision for income taxes	5,298	851	2,203	(2,387	)(4)	5,965
Minority interest	1,245	—	—	430	(6)	1,675

Income (loss) from continuing operations	$(27,636)	$1,633	$3,115	$(4,189)		$(27,077)

Loss from continuing operations per share	$(2.18)					$(1.20)

Weighted average number of shares outstanding	12,686					22,561

Notes to Pro Forma Condensed Combined Financial Statements
(Unaudited)

This information in Note 1 provides all of the pro forma adjustments from each line item in the pro forma Condensed Combined Financial Statements. Note 2 describes how the adjustments were derived or calculated. Unless otherwise noted, all amounts are in thousands of dollars ($000).

Note 1.	Pro Forma Adjustments

Balance Sheet:

1.	Cash and cash equivalents
	Net proceeds from the sale of Crosman after partial application of proceeds to repay borrowings under the revolving credit facility	$34,722	(a)
	Revolving credit borrowing to partially fund acquisition of Aeroglide and Halo	94,500	(b)
	Use of cash to fund acquisitions of Aeroglide and Halo	(118,198	)(c)
	Partial use of the net proceeds from this offering and from the separate private placement transaction to repay outstanding borrowings under the revolving credit facility	(94,500	)(d)

		$(83,476)

2.	Current assets of discontinued operations
	Sale of Crosman	$(46,636	)(a)

3.	Property and equipment, net
	Aeroglide	$2,553	(e)
	Halo	918	(f)

		$3,471

4.	Goodwill
	Aeroglide	$20,528	(e)
	Halo	23,345	(f)

		$43,873

5.	Intangible assets, net
	Aeroglide	$22,250	(e)
	Halo	35,470	(f)

		$57,720

6.	Other non-current assets
	Aeroglide	$(1,214	)(e)
	Halo	(1,220	)(f)

		$(2,434)

7.	Assets of discontinued operations
	Sale of Crosman	$(65,258	)(a)

8.	Deferred income taxes
	Halo	$(516	)(f)

9.	Current portion of debt
	Sale of Crosman	$(85,000	)(a)
	Aeroglide	(1,324	)(e)
	Halo	(1,096	)(f)

		$(87,420)

10.	Current liabilities of discontinued operations
	Sale of Crosman	$(14,019	)(a)

11.	Long-term debt
	Compass Diversified Trust	$94,500	(b)
	Compass Diversified Trust	(94,500	)(d)
	Aeroglide	(4,058	)(e)
	Halo	(7,703	)(f)

		$(11,761)

12.	Long-term deferred income taxes
	Aeroglide	(71	)(e)
	Halo	13,657	(f)

		$13,586

13.	Non-current liabilities of discontinued operations
	Crosman sale	$(6,634	)(a)

14.	Other non-current liabilities
	Aeroglide	$(1,703	)(e)

15.	Minority interest
	Sale of Crosman	$(7,422	)(a)
	Aeroglide	2,350	(e)
	Halo	2,751	(f)

		$(2,321)

16.	Total stockholders’ equity
	Sale of Crosman	$35,903	(a)
	Aeroglide	(7,406	)(e)
	Halo	(10,449	)(f)

		$18,048

Statement of Operations:

		Year Ended
		December 31,
		2006

1.	Amortization expense
	Aeroglide	$5,006	(a)(1)
	Halo	2,123	(b)(1)

		$7,129

		Year Ended
		December 31,
		2006

2.	Depreciation expense
	Aeroglide	$370	(a)(3)
	Halo	174	(b)(3)

		$544

3.	Interest expense
	Aeroglide	$594	(a)(2)
	Halo	797	(b)(2)
	Compass Diversified Trust	2,500	(d)

		$3,891

4.	Provision for income taxes
	Aeroglide	$(1,817	)(a)(4)
	Halo	(570	)(b)(4)

		$(2,387)

5.	Fees to manager
	Compass Diversified Trust	$2,364	(c)

6.	Minority interest
	Compass Diversified Trust	$430	(e)

Note 2.	Pro Forma Adjustments by Business

As a further illustration, we have grouped the pro forma adjustments detailed in Note 1 to the Pro Forma Condensed Financial Statements by each business to show the combine effect of the pro forma adjustments on each business.

Balance Sheet

a. Sale of Crosman

Reflects the sale of Crosman on January 5, 2007 whereby the company received proceeds of $119,722 and applied $85,000 of such proceeds from the sale to repay revolving credit facility borrowings outstanding on the date of the sale. Partial funding for the acquisitions of Aeroglide and Halo were provided by the cash remaining after the repayment of the $85.0 million of revolving credit facility borrowings. The sale resulted in a gain of $35,903 that will be recorded in fiscal 2007.

Cash	$34,722
Current assets of discontinued operations	(46,636)
Assets of discontinued operations	(65,258)
Current portion of debt	85,000
Current liabilities of discontinued operations	14,019
Non-current liabilities of discontinued operations	6,634
Minority interest	7,422
Equity	(35,903)

$—

b. Reflects borrowings from the revolving credit facility to partially fund the Aeroglide and Halo acquisitions:

Cash	$94,500
Long-term debt	(94,500)

$—

c. Reflect the use of cash for the acquisitions of Aeroglide and Halo:

Aeroglide — see note e	$(56,329)
Halo — see note f	(61,869)

$(118,198)

d. Reflects the partial use of the net proceeds from the offering to repay revolving credit facility borrowing incurred to fund the acquisitions of Aeroglide and Halo:

Long-term debt	$94,500
Cash	(94,500)

$—

e. Aeroglide Acquisition

The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 89.0% equity interest in and loans to Aeroglide for a total cash investment of approximately $56.3 million. This investment of $56.3 million was assigned to assets of $76.4 million, current liabilities of $17.8 million consisting of the historical carrying values for accounts payable and accrued expenses and $2.3 million to minority interest. The asset allocation represents $18.8 million of current assets valued at their historical carrying values, property and equipment of $7.0 million valued through a preliminary asset appraisal, $22.2 million of intangible and other assets and $28.3 million of goodwill representing the excess of the purchase price over identifiable assets. The preliminary intangible asset values consist principally of customer relationships valued at $13.0 million, trade names valued at $3.4 million order backlog valued at $3.4 million, process know-how valued at $2.0 million and non-compete agreements valued at $0.4 million.

The customer relationships were valued at $13.0 million using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on and of the other assets utilized in the business. Customer relationships were analyzed separately for each of the capital equipment and aftermarket and other segments of the business, as described in the following two paragraphs.

Capital equipment customer relationships were valued at $5.0 million. The key assumptions in this analysis were an economic margin of approximately 9.0% (on average) of sales attributable to Aeroglide’s capital equipment customer relationships, an estimate that sales to these capital equipment customers would be $29.6 million in 2008 prior to factoring in customer attrition, an attrition rate (reflecting the rate at which Aeroglide’s capital equipment customer relationships are lost) of 20% per annum, a risk-adjusted discount rate of 19%, and a remaining useful life of 10 years.

Aftermarket and other customer relationships were valued at $8.0 million. The key assumptions in this analysis were an economic margin of approximately 17.5% (on average) of sales attributable to Aeroglide’s aftermarket and other customer relationships, an estimate that sales to these aftermarket and other customers would be $12.6 million in 2008 prior to factoring in customer attrition, an attrition rate (reflecting the rate at which Aeroglide’s aftermarket and other customer relationships are lost) of 10% per annum, a risk-adjusted discount rate of 19%, and a remaining useful life of 12 years.

Order backlog (representing unfulfilled customer orders for the purchase of goods or services from Aeroglide) was valued at $3.4 million using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on and of the other assets utilized in the business. Order backlog was analyzed separately for each of the capital equipment and aftermarket and other segments of the business, as described in the following two paragraphs.

Capital equipment order backlog was valued at $2.6 million. The key assumptions in this analysis were an economic margin of 12.4%, order backlog sales of $19.0 million to be fulfilled in six months, and a risk-adjusted discount rate of 18%.

Aftermarket and other order backlog was valued at $0.8 million. The key assumptions in this analysis were an economic margin of 21.3%, order backlog sales of $3.2 million to be fulfilled in three months, and a risk-adjusted discount rate of 18%.

The trade names were valued at $3.4 million using a royalty savings methodology, in which an asset is valuable to the extent that ownership of the asset relieves the company from the obligation of paying royalties for the benefits generated by the asset. The key assumptions in this analysis were a royalty rate equal to 1% of sales, a royalty sales base equal to 100% of Aeroglide’s total sales, a risk-adjusted discount rate of 19%, and an indefinite remaining useful life.

The process know-how (representing Aeroglide’s institutional knowledge and collective technical expertise regarding various industrial applications of process driers and coolers) was valued at $2.0 million using a royalty savings methodology, in which an asset is valuable to the extent that ownership of the asset relieves the company from the obligation of paying royalties for the benefits generated by the asset. The key assumptions in this analysis were a royalty rate equal to 1% of sales, an initial royalty sales base equal to 100% of Aeroglide’s total sales, an obsolescence factor (reflecting the rate at which the utility of the core technology degrades relative to time) of 5% per annum, a risk-adjusted discount rate of 19%, and a remaining useful life of 13 years.

The non-competition agreements were valued in aggregate (for 10 Aeroglide executives) at $0.45 million using a lost profits methodology, in which such agreements are valuable to the extent that the company avoids suffering a reduction in cash flow by virtue of the protection afforded by the agreements. The key assumptions in this analysis were an estimated loss of 5% of annual revenues during a hypothetical two-year period of competition from the subject executives, a 20% probability each year the subject executives would compete in the absence of the agreements, a risk-adjusted discount rate of 19%, and a remaining useful life of two years.

The value assigned to minority interest was derived from the equity value contributed by the minority holders at the time of acquisition.

1. Reflects (1) purchase accounting adjustments to reflect Aeroglide’s assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of Aeroglide and (3) elimination of historical shareholders’ equity:

Property and equipment	$2,553
Goodwill	20,528
Intangible assets	22,250
Other assets	(1,214)
Current portion of long-term debt	1,324
Long-term debt	4,058
Deferred tax liability	71
Other liabilities	1,703
Establishment of minority interest	(2,350)
Elimination of historical shareholders’ equity	7,406

Cash used to fund acquisition	$56,329

f. Halo Acquisition

The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 73.6% equity interest in, and loans to Halo for a total cash investment of approximately

$61.9 million. This investment of $61.9 million was assigned to assets of $98.0 million, current liabilities of $19.5 million consisting of the historical carrying values for accounts payable and accrued expenses, $13.8 million to deferred tax liabilities and $2.8 million to minority interest. The asset allocation represents $29.1 million of current assets valued at their historical carrying values, property and equipment of $1.9 million valued through a preliminary asset appraisal, $35.5 million of intangible and other assets and $31.5 million of goodwill representing the excess of the purchase price over identifiable assets. The preliminary intangible asset values consist principally of the customer relationships and order processing network valued at $30.0 million, trade names valued at $5.1 million and non-compete covenants valued at $0.4 million.

The customer relationships and order processing network were valued at $30.0 million using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on and of the other assets utilized in the business. The key assumptions in this analysis were an economic margin of approximately 3.5% (on average) of sales attributable to Halo’s account executive relationships, an estimate that sales attributable to these account executive relationships would be $131.8 million in 2008 prior to factoring in attrition, an attrition rate (reflecting the rate at which Halo’s account executive relationships are lost) of 5% per annum, a risk-adjusted discount rate of 15%, and a remaining useful life of 15 years.

The trade names were valued at $5.1 million using a royalty savings methodology, in which an asset is valuable to the extent that ownership of the asset relieves the company from the obligation of paying royalties for the benefits generated by the asset. The key assumptions in this analysis were a royalty rate equal to 0.5% of sales, a royalty sales base equal to 100% of Halo’s total sales, a risk-adjusted discount rate of 15%, and an indefinite remaining useful life.

The non-competition agreements were valued in aggregate (for two Halo executives) at $0.37 million using a lost profits methodology, in which such agreements are valuable to the extent that the company avoids suffering a reduction in cash flow by virtue of the protection afforded by the agreements. The key assumptions in this analysis were an estimated loss of 5% of annual revenues during a hypothetical two-year period of competition from the subject executives, a 5% probability each year the subject executives would compete in the absence of the agreements, a risk-adjusted discount rate of 15%, and a remaining useful life of three years.

The value assigned to minority interest was derived from the equity value contributed by the minority holders at the time of acquisition.

1. Reflects (1) purchase accounting adjustments to reflect Halo’s assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of Halo and (3) elimination of historical shareholders’ equity:

Property and equipment	$918
Goodwill	23,345
Intangible assets	35,470
Other assets	(1,220)
Deferred income taxes	516
Current portion of long-term debt	1,096
Long-term debt	7,703
Long-term deferred income taxes	(13,657)
Establishment of minority interest	(2,751)
Elimination of historical shareholders’ equity	10,449

Cash used to fund acquisition	$61,869

Statement of Operations:

			Year Ended
			December 31, 2006

A.		The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of Aeroglide upon the results of their operations for the year ended December 31, 2006 as if we had acquired Aeroglide at the beginning of the fiscal year presented:
	1.	Additional amortization expense of intangible assets resulting from the acquisition of Aeroglide:
		Customer relationship — capital equipment of $5,000 which will be amortized over 10 years	$500
		Customer relationship — after market of $8,000 which will be amortized over 11 years	727
		Order backlog of $3,400 which will be amortized over less than 1 year	3,400
		Process know-how of $2,000 which will be amortized over 13 years	154
		Non-compete covenants of $450 which will be amortized over 2 years	225

		Total	$5,006

	2.	Reduction of interest expense with respect to the $5,382 of debt redeemed in connection with the acquisition of Aeroglide	$(594)

	3.	Additional depreciation expense resulting from the acquisition of Aeroglide	$370

	4.	Tax impact of adjustments 1 to 3 above	$(1,817)

B.		The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of Halo upon the results of their operations for the year ended December 31, 2006 as if we had acquired Halo at the beginning of the fiscal year presented:
	1.	Additional amortization expense of intangible assets resulting from the acquisition of Halo:
		Customer relationships and order processing network of $30,000 which will amortized over 15 years	$2,000
		Non-compete agreement of $370 which will be amortized over 3 years	123

		Total	$2,123

	2.	Reduction of interest expense with respect to $8,799 of debt redeemed in connection with acquisition of Halo	$(797)

	3.	Additional depreciation expense resulting from the acquisition of Halo	$174

	4.	Tax impact of adjustments 1 to 3 above	$(570)

C.		Adjustment to record the additional estimated management fee expense pursuant to the Management Services Agreement to be incurred in connection with the acquisition of Aeroglide and Halo.
		Net purchase price of Aeroglide	$56,329
		Net purchase price of Halo	61,869

		Additional net assets	118,198
		Management fee %	2.0%

			$2,364

		Year Ended
		December 31, 2006

D.	Adjustment to reduce interest expense with the assumption that the $50.0 million of unapplied proceeds from the offering that would have reduced outstanding third party debt borrowings. The amount was calculated as follows:
	Interest expense on $50.0 million at an average rate of 9.5% since May 16, 2006	$(2,968)
	Additional unused fee on revolving loan commitment	468

		$(2,500)

E.	Adjustment to record the minority interest in net income. The adjustment for minority interest was calculated by applying the minority ownership percentage for Aeroglide and Halo to the net income applicable to the minority interest holders	$430

Note 3.	Pro Forma loss from continuing operations per share

Pro forma loss from continuing operations per share is $(1.20) for the year ended December 31, 2006, reflecting the shares issued from this offering as if such shares were outstanding from the beginning of the respective period and was calculated as follows:

Net loss	$(27,077	)(a)
Pro forma weighted average number of shares outstanding:
Actual weighted average outstanding for 2006	12,686
Shares from this offering and from the separate private placement(1)	9,875

	22,561	(b)

Pro forma net loss from continuing operations per share (a divided by b)	$(1.20)

(1)	Pro forma weighted average number of shares outstanding was derived by dividing the estimated gross proceeds from the offering and the separate private placement transaction by the offering price per share of $16.00.

SELECTED FINANCIAL DATA

The following table sets forth selected historical and other data of the company and should be read in conjunction with the more detailed consolidated financial statements included elsewhere in this prospectus. On January 5, 2007, we executed a purchase and sale agreement to sell our majority-owned subsidiary, Crosman, for approximately $143 million in cash. As a result, the operating results of Crosman for the period of its acquisition by us (May 16, 2006) through December 31, 2006 are being reported as discontinued operations in accordance with SFAS 144, and as such are not included in the data below. We will recognize a gain of approximately $35.9 million from the sale of Crosman in fiscal year 2007.

Selected financial data below includes the results of operations, cash flow and balance sheet data of the company for the years ended December 31, 2005 and 2006. We were incorporated on November 18, 2005. Financial data included for the year ended December 31, 2005, therefore only includes the minimal activity experienced from inception to December 31, 2005.

We completed the IPO on May 16, 2006 and used the proceeds of the IPO, separate private placement transactions that closed in conjunction with the IPO and from our third party credit facility to purchase controlling interests in four businesses. On August 1, 2006, we purchased a controlling interest in an additional business, Anodyne. Financial data included below therefore only includes activity in our businesses from May 16, 2006 through December 31, 2006, and in the case of Anodyne, from August 1, 2006 through December 31, 2006.

Because we completed the purchase of Aeroglide and Halo in February 2007, financial data is not presented for these businesses.

	Fiscal Year Ended December 31,
	2006	2005
	($ in thousands,
	except per share data)
Statements of Operations Data:
Net sales	$410,873		$—
Cost of sales	311,641		—

Gross profit	99,232		—
Operating expenses:
Staffing	34,345		—
Selling, general and administrative	36,732		1
Management fee	4,376		—
Supplemental put expense	22,456		—
Research and development expense	1,806		—
Amortization expense	6,774		—

Operating loss	$(7,257)		$(1)

Loss from continuing operations	$(27,636)		$(1)

Income from discontinued operations, net of income tax	$8,387	$
Net loss	$(19,249)		$(1)

Cash Flow Data:
Cash provided by operating activities	$20,563		$—
Cash (used in) investing activities	(362,286)		—
Cash provided by financing activities	351,073		100

Net increase in cash	$9,350		$100

Per Share Data:
Basic and fully diluted loss from continuing operations per share	$(2.18)		$—

Basic and fully diluted loss per share	$(1.52)		$—

	At December 31,
	2006	2005
	($ in thousands)
Balance Sheet Data:
Total current assets	$140,356	$3,408
Total assets	525,597	3,408
Current liabilities	162,872	3,309
Long-term debt	—	—
Total liabilities	242,755	3,309
Minority interests	27,131	100
Shareholders’ equity (deficit)	255,711	(1)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements. Forward-looking statements in this prospectus are subject to a number of risks and uncertainties, some of which are beyond our control. Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which we are not currently aware or which we currently deem immaterial could also cause our actual results to differ, including those discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors.”

Overview

Compass Diversified Trust, a Delaware statutory trust, was incorporated in Delaware on November 18, 2005. Compass Group Diversified Holdings, LLC, a Delaware limited liability company, was also formed on November 18, 2005. In accordance with the amended and restated trust agreement, dated as of April 25, 2006, which we refer to as the trust agreement, the trust is sole owner of 100% of the trust interests (as defined in the LLC agreement) of the company and, pursuant to the LLC agreement, the company has outstanding, the identical number of trust interests as the number of outstanding shares of the trust. Our manager is the sole owner of the allocation interests of the company. The company is the operating entity with a board of directors and other corporate governance responsibilities, similar to that of a Delaware corporation.

We acquire and manage middle market businesses based in North America with annual cash flows between $5 million and $40 million. We seek to acquire controlling ownership interests in the businesses in order to maximize our ability to work actively with the management teams of those businesses. Our model for creating shareholder value is to be disciplined in identifying and valuing businesses, to work closely with management of the businesses we acquire to grow the cash flows of those businesses, and to exit opportunistically businesses when we believe that doing so will maximize returns. We currently own six businesses in six distinct industries and we believe that these businesses will continue to produce stable and growing cash flows over the long term, enabling us to meet our objectives of growing distributions to our shareholders, independent of any incremental acquisitions we may make, and investing in the long-term growth of the company.

In identifying acquisition candidates, we target businesses that:

•	produce stable cash flows;

•	have strong management teams largely in place;

•	maintain defensible positions in industries with forecasted long-term macroeconomic growth; and

•	face minimal threat of technological or competitive obsolescence.

We maintain a long-term ownership outlook which we believe provides us the opportunity to develop more comprehensive strategies for the growth of our businesses through various market cycles, and will decrease the possibility, often faced by private equity firms or other financial investors, that our businesses will be sold at unfavorable points in a market cycle. Furthermore, we provide the financing for both the debt and equity in our acquisitions, which allows us to pursue growth investments, such as add-on acquisitions, that might otherwise be restricted by the requirements of a third-party lender. We have also found sellers to be attracted to our ability to provide both debt and equity financing for the consummation of acquisitions, enhancing the prospect of confidentiality and certainty of consummating these transactions. In addition, we believe that our ability to be long-term owners alleviates the concern that many private company owners have with regard to their businesses going through multiple sale processes in a short period of time and the disruption that this may create for their employees or customers.

Our management team’s strategy for our subsidiaries involves:

•	utilizing structured incentive compensation programs tailored to each business to attract, recruit and retain talented managers to operate our businesses;

•	regularly monitoring financial and operational performance, instilling consistent financial discipline, and supporting management in the development and implementation of information systems to effectively achieve these goals;

•	assisting management in their analysis and pursuit of prudent organic cash flow growth strategies (both revenue and cost related);

•	identifying and working with management to execute attractive external growth and acquisition opportunities; and

•	forming strong subsidiary level boards of directors to supplement management in their development and implementation of strategic goals and objectives.

Based on the experience of our management team and its ability to identify and negotiate acquisitions, we believe we are positioned to acquire additional attractive businesses. Our management team has a large network of over 2,000 deal intermediaries to whom it actively markets and who we expect to expose us to potential acquisitions. Through this network, as well as our management team’s active proprietary transaction sourcing efforts, we typically have a substantial pipeline of potential acquisition targets. In consummating transactions, our management team has, in the past, been able to successfully navigate complex situations surrounding acquisitions, including corporate spin-offs, transitions of family-owned businesses, management buy-outs and reorganizations. We believe the flexibility, creativity, experience and expertise of our management team in structuring transactions provides us with a strategic advantage by allowing us to consider non-traditional and complex transactions tailored to fit a specific acquisition target.

In addition, because we intend to fund acquisitions through the utilization of our revolving credit facility, we do not expect to be subject to delays in or conditions by closing acquisitions that would be typically associated with transaction specific financing, as is typically the case in such acquisitions. We believe this advantage is a powerful one and is highly unusual in the marketplace for acquisitions in which we operate.

Initial Public Offering and Initial Acquisitions

On May 16, 2006, we completed the IPO of 13,500,000 shares of the trust at an offering price of $15.00 per share. Total net proceeds from the IPO, after deducting the underwriters’ discounts, commissions and financial advisory fee, were approximately $188.3 million. On May 16, 2006, we also completed the private placement of 5,733,333 shares to CGI at the IPO price per share for approximately $86.0 million and completed the private placement of 266,667 shares at the IPO price per share per share to Pharos, an entity controlled by Mr. Massoud, the chief executive officer of the company, and owned by our management team, for approximately $4.0 million. CGI also purchased 666,667 shares for $10.0 million through the IPO.

On May 16, 2006, we also entered into a financing agreement, which we refer to as the prior financing agreement, which was a $225 million secured credit facility with Ableco Finance LLC, as collateral and administrative agent. On November 22, 2006, we terminated the prior financing agreement and entered into a new $255 million revolving credit facility, which we refer to as the revolving credit facility, with Madison Capital Funding, LLC, which we refer to as Madison, as agent.

We used the net proceeds of the IPO, the separate private placements that closed in conjunction with the IPO, and initial borrowings under our prior financing agreement to make loans to and acquire controlling interests in each of the following businesses from certain subsidiaries of CGI and from certain minority owners of each business, which include:

•	a loan was made to and a controlling interest in CBS Personnel was purchased totaling $127.8 million. Our controlling interest represented at the time of purchase approximately 97.6% of the outstanding stock of CBS Personnel on a primary basis and approximately 94.4% on a fully diluted basis, after giving effect to the exercise of vested and in-the-money options and vested non-contingent warrants;

•	a loan was made to and a controlling interest in Crosman was purchased totaling $72.6 million. Our controlling interest represented approximately 75.4% of the outstanding stock of Crosman on a primary basis and 73.8% on a fully diluted basis;

•	a loan was made to and a controlling interest in Advanced Circuits was purchased for approximately $81.0 million. Our controlling interest represented approximately 70.2% of the outstanding stock of Advanced Circuits on a primary and fully diluted basis; and

•	a loan was made to and a controlling interest in Silvue was purchased for approximately $37.5 million. Our controlling interest represented approximately 73.0% of the outstanding stock of Silvue on a primary and fully diluted basis.

At the close of the acquisitions of the initial businesses, the company’s board of directors engaged our manager to externally manage the day-to-day operations and affairs of the company, oversee the management and operations of the businesses and to perform those services customarily performed by executive officers of a public company.

We are dependent upon the earnings of and cash distributions from, the businesses that we own to meet our corporate overhead and management fee expenses and to pay distributions. These earnings, net of any minority interests in these businesses, will be available:

•	first, to meet capital expenditure requirements, management fees and corporate overhead expenses;

•	second, to fund distributions from the businesses to the company; and

•	third, to be distributed by the trust to shareholders.

Anodyne Acquisition

On August 1, 2006, we acquired approximately 47.3% of the outstanding capital stock, on a fully diluted basis, of Anodyne which represents approximately 69.8% of the voting power of all Anodyne stock from CGI and Compass Medical Mattresses Partners, LP, a wholly owned, indirect subsidiary of CGI.

The purchase price aggregated $31.1 million for the Anodyne stock, all outstanding debt to the seller under Anodyne’s credit facility, which we refer to as original loans, and a promissory note issued by a borrower controlled by Anodyne’s chief executive officer totaling $5.2 million, which we refer to as the promissory note, which purchase price was paid by the company in the form of $17.3 million in cash and 950,000 of our newly issued shares. The shares were valued at $13.1 million, or $13.77 per share. Transaction expenses were approximately $700,000. The cash consideration was funded through available cash and a drawing on our prior financing agreement of approximately $18.0 million.

On October 5, 2006 Anodyne acquired Anatomic Concepts, Inc., which we refer to as Anatomic. The cash purchase price was approximately $8.6 million all of which was funded by loans from the company. In addition, costs totaling $0.5 million were accrued in connection with the acquisition. Anatomic designs, manufactures and distributes medical support surfaces and medical patient positioning devices, including mattresses, mattress overlays and replacements, operating room patient positioning devices, operating table pads and related accessories. Anatomic is located in Corona, California.

Recent Developments

Crosman Disposition

On January 5, 2007, we sold all of our interest in Crosman, an operating segment, for approximately $143 million. Closing and other transaction costs totaled approximately $2.4 million. Our share of the proceeds, after accounting for the redemption of Crosman’s minority holders and the payment of CGM’s profit allocation of $7.9 million was approximately $110 million. We will recognize a gain on the sale of approximately $35.9 million in fiscal 2007. We used $85.0 million of the net proceeds to repay amounts outstanding under the company’s revolving credit facility. The remaining net proceeds were invested in short-term investment securities pending future application. We did not pay a corresponding distribution of any of the proceeds from this sale.

Our consolidated financial statements reflect the activity of Crosman, as a discontinued operation in accordance with SFAS No. 144, “Accounting for the impairment or disposal of long-lived assets.”

The following table presents Crosman’s results of operations from May 16, 2006 through December 31, 2006 reflected in our consolidated financial statements as discontinued operations:

($ in thousands)

Net sales	$72,316
Costs and expenses	59,039

Income from discontinued operations	13,277
Other income, net	182

Income from discontinued operations before taxes	13,459
Provision for taxes	3,367
Minority interests	1,705

Net income from discontinued operations(1)	$8,387

(1)	This amount does not include intercompany interest expense incurred totaling approximately $3.2 million.

Aeroglide Acquisition

On February 28, 2007, we purchased a controlling interest in Aeroglide Corporation which we refer to as Aeroglide. Aeroglide is a leading global designer and manufacturer of industrial drying and cooling equipment. Aeroglide provides specialized thermal processing equipment designed to remove moisture and heat as well as roast, toast and bake a variety of processed products. Its machinery includes conveyer driers and coolers, impingement driers, drum driers, rotary driers, toasters, spin cookers and coolers, truck and tray driers and related auxiliary equipment and is used in the production of a variety of human foods, animal and pet feeds and industrial products. Aeroglide utilizes an extensive engineering department to custom engineer each machine for a particular application. Aeroglide had sales of approximately $48 million for the year ended December 31, 2006.

On February 28, 2007, we made loans to and purchased a controlling interest in Aeroglide totaling $57 million. Our controlling interest represents approximately 89% of the outstanding stock. The cash consideration was funded through available cash and a drawing on our revolving credit facility.

Halo Acquisition

On February 28, 2007, we purchased a controlling interest in Halo Branded Solutions, Inc. which we refer to as Halo, and which operates under the brand names of Halo and Lee Wayne. Halo serves as a one-stop shop for over 30,000 customers providing design, sourcing, management and fulfillment services across all categories of its customers’ promotional product needs. Halo has established itself as a leader in the promotional products and marketing industry through its focus on service through its approximately 700 account executives. Halo had sales of approximately $116 million for the year ended December 31, 2006.

On February 28, 2007, we made loans to and purchased a controlling interest in Halo totaling $61 million. Our controlling interest represents approximately 73.6% of the outstanding equity. The cash consideration was funded through available cash and a drawing on our revolving credit facility.

We expect that both businesses will be accretive to cash flow available for distribution in fiscal 2007 and beyond.

Results of Operations

We were formed on November 18, 2005 and acquired our initial businesses on May 16, 2006 and Anodyne on August 1, 2006, and, therefore cannot provide a comparison of our consolidated results of operations for the year ended December 31, 2006 with any prior year. In the following results of operations, we provide (i) our consolidated results of operations for the years ended December 31, 2006 and 2005, which includes the results of operations of our businesses (segments) as of May 16, 2006 and the results of operations of Anodyne from August 1, 2006, (ii) comparative and unconsolidated results of operations for each of the initial businesses, on a stand-alone basis, for years ended December 31, 2006 and 2005, and (iii) unconsolidated results of operations for Anodyne from August 1, 2006. Anodyne was formed in 2005, began business operations in February 2006 and was acquired by us on August 1, 2006. As a result, comparative results of operations are not available.

Consolidated Results of Operations — Compass Diversified Trust and Compass Group Diversified Holdings LLC

	Years Ended December 31,
	2006	2005
	($ in thousands)

Net sales	$410,873	$—
Cost of sales	311,641	—

Gross profit	99,232	—
Selling, general and administrative expense	71,077	1
Fees to manager	4,376	—
Supplemental put cost	22,456	—
Amortization of intangibles	6,774	—
Research and development expense	1,806	—

Operating loss	$(7,257)	$(1)

We do not generate any revenues apart from those generated by the businesses we own, control or operate. We may generate interest income on the investment of available funds, but expect such earnings to be minimal. Our investment in our businesses is typically in the form of loans from the company to such businesses, as well as equity interests in those companies. Cash flows coming to the trust and the company are the result of interest payments on those loans, amortization of those loans and, in the future, potentially, dividends on our equity ownership. However, on a consolidated basis these items will be eliminated.

Pursuant to the management services agreement, we pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of our adjusted net assets as of the last day of each fiscal quarter. (See “— Related Party Transactions”). We accrue for the management fee on a quarterly basis. For the year ended December 31, 2006 we incurred approximately $4.4 million in expense for these fees.

In addition, concurrent with the IPO, we entered into a supplemental put agreement with our manager pursuant to which our manager has the right to cause us to purchase the allocation interests then owned by it upon termination of the management services agreement. The company accrued approximately $22.5 million in non-cash expense during the year ended December 31, 2006 in connection with this agreement. This expense represents that portion of the estimated increase in the value of our original businesses over our basis in those businesses that our manager is entitled to if the management services agreement were terminated or those businesses were sold (see “— Related Party Transactions”).

We acquired our initial businesses on May 16, 2006. As a result, our consolidated operating results only include the results of operations for the 230 day period between May 16, 2006 and December 31, 2006. The following reflects a comparison of the historical results of operations for each of our initial businesses for the entire twelve-month period ending December 31, 2006, which we believe is a more meaningful comparison in explaining the historical financial performance of the business. These results of operations do not reflect any purchase accounting adjustments from our acquisition and are not necessarily indicative of the results to be expected for the full year going forward.

Advanced Circuits

Overview

Advanced Circuits is a provider of prototype, quick-turn and volume production PCBs to customers throughout the United States. Collectively, prototype and quick-turn PCBs represent 65.5% of Advanced Circuits’ gross revenues. Prototype and quick-turn PCBs typically command higher margins than volume production given that customers require high levels of responsiveness, technical support and timely delivery with respect to prototype and quick-turn PCBs and are willing to pay a premium for them. Advanced Circuits is able to meet its customers’ demands by manufacturing custom PCBs in as little as 24 hours, while maintaining over 98.0% error-free production rate and real-time customer service and product tracking 24 hours per day.

While global demand for PCBs has remained strong in recent years, industry wide domestic production has declined by approximately 60% since 2000. In contrast, Advanced Circuits’ revenues have increased steadily as its customers’ prototype and quick-turn PCB requirements, such as small quantity orders and rapid turnaround, are less able to be met by low cost volume manufacturers in Asia and elsewhere. Advanced Circuits’ management anticipates that demand for its prototype and quick-turn printed circuit boards will remain strong.

Over the past three years, Advanced Circuits has continued to improve its internal production efficiencies and enhance its service capabilities, resulting in increased profit margins. Additionally, Advanced Circuits has benefited from increased production capacity as a result of a facility expansion that was completed in 2003.

Advanced Circuits does not depend or expect to depend upon any customer or group of customers, with no single customer accounting for more than 2% of its net sales. Advanced Circuits receives orders from over 8,000 customers and adds approximately 225 new customers per month.

In September 2005, a subsidiary of CGI acquired Advanced Circuits, Inc. along with R.J.C.S. LLC, an entity previously established solely to hold Advanced Circuits’ real estate and equipment assets. Immediately following the acquisitions, R.J.C.S. LLC was merged into Advanced Circuits, Inc. The results for the year ended December 31, 2005, reflects the combined results of the two businesses. The following section discusses the historical financial performance of the combined entities.

Results of Operations

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

The table below summarizes the combined statement of operations for Advanced Circuits for the fiscal years ending December 31, 2006 and December 31, 2005.

	Fiscal Year Ended
	December 31,
	2006	2005
	($ in thousands)

Net sales	$48,139	$41,969
Cost of sales	18,888	18,102

Gross profit	29,251	23,867
Selling, general and administrative expenses	14,934	8,283
Amortization of intangibles	2,731	717

Income from operations	$11,586	$14,867

Net sales

Net sales for the year ended December 31, 2006 was approximately $48.1 million as compared to approximately $42.0 million for the year ended December 31, 2005, an increase of approximately $6.2 million or 14.7%. The increase in net sales was largely due to increased sales in quick-turn production PCB, and prototype production, which increased by approximately $2.5 million and $1.6 million, respectively, and the addition of new customers from increased marketing efforts. Quick-turn production PCBs represented approximately 32.1% of gross sales for the year ended December 31, 2006 as compared to approximately 32.0% for the fiscal year ended December 31, 2005. Prototype production represented approximately 33.4% of sales for the fiscal year ended December 31, 2006 compared to approximately 34% for the fiscal year ended December 31, 2005.

Cost of sales

Cost of sales for the year ended December 31, 2006 was approximately $18.9 million, or 39.2% of net sales, as compared to approximately $18.1 million, or 43.1% of net sales, for the year ended December 31, 2005, an increase of approximately $0.8 million or 4.3%. The increase in cost of sales was largely due to the increase in production volume offset in part by efficiencies realized from the increased capacity utilization at the Aurora Colorado facility.

Gross profit margin increased by approximately 3.9% to approximately 60.8% for the year ended December 31, 2006 as compared to approximately 56.9% for the year ended December 31, 2005. The increase is due to increased capacity utilization. These benefits were partially offset by increased costs of laminates, Advanced Circuits’ primary raw material component in the production of PCB’s.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2006 were approximately $14.9 million, or 31.0% of net sales, as compared to approximately $8.3 million, or 19.7% of net sales, for the year ended December 31, 2005, an increase of approximately $6.7 million, or 80.3%. Approximately $3.8 million of the increase was due to loan forgiveness arrangements provided to Advanced Circuits’ management associated with CGI’s acquisition of Advanced Circuits. Additionally, approximately $0.3 million of the increase was due to increased advertising expenditures with the remainder of the increase due to increased compensation and other professional fees due principally to the increase in sales and scope of operations.

Amortization of intangibles

Amortization of intangibles for the year ended December 31, 2006 was approximately $2.7 million, or 5.7% of net sales, compared to approximately $0.7 million, or 1.7% of net sales, for the year ended December 31, 2005. This increase was due to the significant increase in the amortization of intangibles acquired as a result of the acquisition on September 20, 2005 and reflected for four fiscal quarters in 2006 compared to only one fiscal quarter in 2005.

Income from operations

Income from operations was approximately $11.6 million, or 24.1% of net sales, for the year ended December 31, 2006 as compared to approximately $14.9 million, or 35.4% of net sales, for the year ended December 31, 2005, a decrease of approximately $3.3 million or 22.1%. The decrease in income from operations was principally due to the non-cash costs associated with loan forgiveness compensation arrangements totaling approximately $3.8 million in fiscal 2006. We expect there to be additional such non-cash charges in the future.

CBS Personnel

Overview

CBS Personnel, a provider of temporary staffing services in the United States, provides a wide range of human resources services, including temporary staffing services, employee leasing services, permanent staffing and temporary-to-permanent placement services. CBS Personnel derives a majority of its revenues from its temporary staffing services, which generated approximately 97.2% and 97.1% of revenues for fiscal years ended December 31, 2006 and 2005, respectively. CBS Personnel serves over 4,000 corporate and small business clients and during an average week places over 24,000 temporary employees in a broad range of industries, including manufacturing, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare and financial sectors.

As a result of relatively flat economic conditions, CBS Personnel’s revenues increased slightly compared to fiscal 2005. As the salaries of temporary employees represent the largest costs of providing staffing services, the increase in number of temporary workers on hire has resulted in a corresponding increase in CBS Personnel’s costs of revenues. Based on forecasts of continued economic growth, CBS Personnel’s management believes the demand for temporary staffing services will continue to grow.

CBS Personnel’s business strategy includes maximizing production in existing offices, increasing the number of offices within a market when conditions warrant, and expanding organically into contiguous markets where it can benefit from shared management and administrative expenses. CBS Personnel typically enters into new markets through acquisition. In keeping with these strategies, CBS Personnel acquired substantially all of the assets of PMC Staffing Solutions, Inc., d/b/a Strategic Edge Solutions (SES) on November 27, 2006. This acquisition gave CBS Personnel a presence in the Baltimore, Maryland area, while increasing its presence in the Chicago, Illinois area. SES revenues for the eleven months ended November 27, 2006 were approximately $31.4 million and are not included in the information below. SES derives its revenues primarily from the light industrial market. CBS Personnel continues to view acquisitions as an attractive means to enter new geographic markets.

Fiscal Year Ended December 31, 2006 as Compared to Fiscal Year Ended December 31, 2005

The table below summarizes the consolidated statement of operations data for CBS Personnel for the fiscal years ended December 31, 2006 and December 31, 2005:

	Fiscal Year Ended December 31,
	2006	2005
	($ in thousands)

Revenues	$551,080	$543,012
Direct cost of revenues	446,820	441,685

Gross profit	104,260	101,327
Staffing expense	54,847	54,249
Selling, general and administrative expenses	25,666	26,723
Amortization expense	2,687	1,902

Income from operations	$21,060	$18,453

Revenues

Revenues for the year ended December 31, 2006 increased approximately $8.1 million, or 1.5%, over the corresponding twelve months ended December 31, 2005. Revenues from light industrial staffing increased approximately $25.1 million year over year, and included approximately $2.8 million from the SES acquisition. This increase was partially offset by a $10.7 million decrease in revenues from clerical services, and a $5.0 million decrease in revenues from medical and payroll services. The remaining decrease in revenues is attributable to the remaining niche segments serviced by CBS Personnel. These decreases in revenues include approximately $7.1 million attributable to one specific customer that CBS personnel stopped providing service for in the fourth quarter of 2005, due to the customer’s credit issues.

Direct cost of revenues

Direct cost of revenues for the twelve months ended December 31, 2006 were approximately $446.8 million, or 81.1% of revenues, compared to approximately $441.7 million, or 81.3% of revenues, for the year ended December 31, 2005, an increase of approximately $5.1 million, or 1.2%, principally due to those costs associated with the increase in revenues and the SES acquisition. The acquisition of SES accounted for approximately $2.7 million of the increase. The remaining increase is the result of higher revenue volume in temporary services, which was substantially offset by lower workers’ compensation costs. A favorable actuarial adjustment of approximately $2.5 million was recorded in 2006, reflecting CBS Personnel’s initiatives to reduce workers’ compensation exposure and to settle claims.

Gross profit totaled approximately 18.9% and 18.7% as a percentage of revenues in each of the twelve-month periods ended December 31, 2006 and 2005, respectively. The increase in gross profit as a percent of revenues is primarily attributable to lower workers’ compensation costs as discussed above. This decrease in workers’ compensation cost was partially offset by a shift in product mix to larger accounts and light industrial accounts, which typically have lower margins.

Staffing expense

Staffing expense for the year ended December 31, 2006 was approximately $54.8 million, or 9.9% of revenues, compared to approximately $54.2 million, or 10.0% for the year ended December 31, 2005. This increase of approximately $0.6 million is principally due to cost associated with the increase in revenues and for the SES acquisition.

Selling, general and administrative expenses

Selling, general and administrative expenses were approximately $25.7 million, or 4.7% of revenues for the year ended December 31, 2006, compared to approximately $26.7 million, or 4.9% of revenues, for the year ended December 31, 2005, a decrease of approximately $1.1 million, or 4.0%. The SES acquisition contributed to an increase of approximately $0.1 million. This increase was offset by nonrecurring costs associated with the equity recapitalization and the SES acquisition in 2006 of approximately $0.6 million compared to expenses of approximately $1.2 million associated with the reorganization of field operations in 2005 and by lower bad debt expense of approximately $0.4 million in fiscal 2006.

Amortization expense

Amortization expense increased approximately $0.8 million in the twelve months ended December 31, 2006 as a result of the recapitalization in connection with CODI’s purchase of a controlling interest in CBS Personnel in May 2006. As part of the recapitalization, CBS Personnel repaid their original long-term debt, which required CBS to write off the remaining balance of deferred financing costs of $1.6 million related to that debt.

Income from operations

Income from operations increased approximately $2.6 million to $21.1 million, or 3.8% of revenues, for the year ended December 31, 2006 compared to $18.5 million, or 3.4% of revenues, for the year ended December 31, 2005 principally as a result of the factors described above.

Silvue

Overview

Silvue is a developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s coating systems, which impart properties such as abrasion resistance, improved durability, chemical resistance, ultraviolet or UV protection, can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other surfaces.

We believe that the hardcoatings industry will experience growth as the use of existing materials requiring hardcoatings continues to grow, new materials requiring hardcoatings are developed and new uses of hardcoatings are discovered. Silvue’s management expects additional growth in the industry as manufacturers continue to outsource the development and application of hardcoatings used on their products.

To respond to increasing demand for coating systems, Silvue is focused on growth through the development of new products providing either greater functionality or better value to its customers. Silvue currently owns nine patents relating to its coatings portfolio and continues to invest in the research and development of additional proprietary products. Further, driven by input from customers and the changing demands of the marketplace, Silvue actively endeavors to identify new applications for its existing products.

On August 31, 2004, Silvue was formed by CGI and management to acquire SDC Technologies, Inc. and on September 2, 2004, it acquired 100% of the outstanding stock of SDC Technologies, Inc. Following this acquisition, on April 1, 2005, SDC Technologies, Inc. purchased the remaining 50% it did not previously own of Nippon Arc Co. LTD, which we refer to as Nippon ARC, which was formerly operated as a joint venture with Nippon Sheet Glass Co., LTD., for approximately $3.6 million.

The results for the fiscal year ended December 31, 2005, reflects the results of Silvue and its predecessor company, SDC Technologies. In November 2005, Silvue’s management made the strategic decision to halt operations at its application facility in Henderson, Nevada. The operations included substantially all of Silvue’s application services business, which has historically applied Silvue’s coating systems and other coating systems to customer’s products and materials. The facility was shut down in November 2006.

Results of Operations

Fiscal Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The table below summarizes the consolidated statement of operations for Silvue for the fiscal year ended December 31, 2006 and for the fiscal year ended December 31, 2005:

	Fiscal Year Ended
	December 31,
	2006	2005
	($ in thousands)

Net sales	$24,068	$21,491
Cost of sales	7,098	7,497

Gross profit	16,970	13,994
Selling, general and administrative expenses	8,426	7,552
Research and development costs	1,129	1,226
Amortization of intangibles	745	709

Operating income	6,670	4,507

Net sales

Net sales for the year ended December 31, 2006 was approximately $24.1 million as compared to approximately $21.5 million for the year ended December 31, 2005, an increase of approximately $2.6 million or 12.0%. This increase was principally due to additional sales associated with Nippon ARC of approximately $2.1 million. Nippon ARC, purchased on April 1, 2005 contributed a full year’s sales in 2006. In addition, growth within Silvue’s core ophthalmic business and expansion in sales of Silvue’s aluminum coatings products accounted for approximately $1.7 million of the increase. These increases were offset in part by the decrease in sales as a result of the closure of the facility in Henderson, Nevada.

Cost of sales

Cost of sales for the year ended December 31, 2006 was approximately $7.1 million, or 29.5% of net sales, as compared to approximately $7.5 million, or 34.9% of net sales, for the year ended December 31, 2005, a decrease of approximately $0.4 million or 5.3%. This decrease was principally due to a reduction in costs associated with the elimination of the application processing facility aggregating approximately $1.2 million. This decrease was offset in part by increased cost directly associated with the increased sales at Silvue’s Nippon ARC operations totaling approximately $0.9 million.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2006 were approximately $8.4 million, or 35.0% of net sales, as compared to approximately $7.6 million, or 35.1% of net sales, for the year ended December 31, 2005, an increase of approximately $0.8 million or 11.5%. The increase in selling, general and administrative expenses was primarily due to (i) the inclusion of Nippon ARC, which had selling, general and administrative expenses of $1.8 million in fiscal 2006 compared to $1.5 million in fiscal 2005 and (ii) increased legal and professional fees of $0.5 million.

Research and development costs

Research and development costs for the year ended December 31, 2006 were approximately $1.1 million as compared to approximately $1.2 million for the year ended December 31, 2005.

Amortization of intangibles

Amortization of intangibles was approximately $0.7 million in each of the years ended December 31, 2006 and 2005.

Operating income

Income from operations was approximately $6.7 million, or 27.7% of net sales for the year ended December 31, 2006 as compared to approximately $4.5 million, or 21.0% of net sales, for the year ended December 31, 2005, an increase of approximately $2.2 million or 48.0%. This increase was principally due to the acquisition of Nippon ARC which contributed approximately $0.8 million in additional operating income and from the organic growth in revenues from existing ophthalmic customers and the expansion in sales in aluminum coating products.

Anodyne

Overview

Anodyne was formed in early 2006 in order to purchase the assets and operations of AMF and SenTech which were completed on February 15, 2006. Both AMF and SenTech manufacture and distribute patient positioning devices. On October 5, 2006, Anodyne purchased a third manufacturer and distributor of patient positioning devices, Anatomic Concepts. Anatomic Concepts’ operations were merged into the AMF operations.

The medical support surfaces industry is fragmented in nature. Management estimates the market is comprised of approximately 70 small participants who design and manufacture products for preventing and treating decubitus ulcers. Decubitus ulcers, or pressure ulcers, are formed on immobile medical patients through continued pressure on one area of skin. Immobility caused by injury, old age, chronic illness or obesity are the main causes for the development of pressure ulcers. In these cases, the person lying in the same position for a long period of time puts pressure on a small portion of the body surface. This pressure, if continued for sustained period, can close blood capillaries that provide oxygen and nutrition to the skin. Over a period of time, these cells deprived of oxygen begin to break down and form sores. Contributing factors to the development of pressure ulcers are sheer, or pull on the skin due to the underlying fabric, and moisture, which increases the propensity to deteriorate.

The total U.S. market for compression therapy and pressure reduction/relief products was valued at approximately $1.1 billion in 2004 and is forecasted to reach $1.6 billion in 2014. Management believes the medical support surfaces industry will continue to grow due to several favorable demographic and industry trends including the increasing incidence of obesity in the United States, increasing life expectancies, and an increasing emphasis on prevention of pressure ulcers by hospitals and long term care facilities.

Beyond favorable demographic trends, Anodyne’s management believes hospitals are placing an increased emphasis on the prevention of pressure ulcers. It is estimated that 2.5 million pressure ulcers are treated in the U.S. each year in acute care facilities alone, costing an estimated $1.1 billion. According to Medicare reimbursement guidelines, pressure ulcers are eligible for reimbursement by third party payers only when they are diagnosed upon hospital admission. Additionally, third party payers only provide reimbursement for preventative mattresses under limited circumstances. The end result is that if an at risk patient develops pressure ulcers while at the hospital, the hospital is required to bear the cost of healing. As a result of increasing litigation and the high cost of healing pressures ulcers, hospitals are now focusing on using pressure relief equipment to reduce the incidence of hospital acquired pressure ulcers.

Anodyne’s strategy for approaching this market includes offering its customers consistently high quality products on a national basis, leveraging its scale to provide industry leading research and development and pursuing cost savings through scale purchasing and operational efficiencies.

We purchased Anodyne from CGI on August 1, 2006. As such, our consolidated financial statements include the results of operations of Anodyne for the five month period ended December 31, 2006. Anodyne’s results of operations include the results of Anatomic Concepts since October 5, 2006. We have not presented comparative results for Anodyne, as the company formed in 2006 and such comparisons are unavailable. In addition, the following results of operations do not reflect any purchase accounting adjustments resulting from our acquisition.

Results of Operations

The results of operations of Anodyne from February 15, 2006 to December 31, 2006 are shown in the following table:

Fiscal
2006
($ in thousands)

Net sales	$23,367
Cost of sales	17,505
Gross profit	5,862
Selling, general and administrative expenses	4,901
Amortization expense	709

Income from operations	$252

Anodyne’s sales were below expectations in fiscal 2006 due primarily to the delay in fulfillment of a supply contract with a major customer. The issues surrounding this delay have been substantially resolved to date and management expects Anodyne to record sales equal to or exceeding its current 2007 expectations.

Income from operations were lower than our expectations primarily due to the delay in sales which also negatively impacted cost of sales due to lower production capacity utilization. Selling, general and administrative expenses were as expected. We anticipate increased operating income for Anodyne relative to sales in fiscal year 2007 as Anodyne’s SenTech operations has begun to deliver additional sales.

Liquidity and Capital Resources

On May 16, 2006 we completed the IPO and concurrent private placement of our shares, each representing a beneficial interest in the company. The net proceeds from these offerings after underwriter’s commissions, discounts and offering costs totaled approximately $269.8 million.

We used the net proceeds from the IPO and private placements together with the $50 million term loan from our prior financing agreement to acquire controlling interests in, and to provide loans to, our initial businesses on May 16, 2006. On August 1, 2006 we acquired a controlling interest in Anodyne. As a consequence, our consolidated cash flows from operating, financing and investing activities reflect the inclusion of our businesses for the period between May 16, 2006 and December 31, 2006 and cash flows from Anodyne’s results for five months (August 1, 2006 through December 31, 2006). Any comparison of our consolidated cash flows for this partial period in 2006 to any prior period is not meaningful.

At December 31, 2006, on a consolidated basis, cash flows provided by operating activities totaled approximately $20.6 million, which represents the inclusion of the results of operations of the businesses for 230 days (May 16, 2006 through December 31, 2006).

Cash flows used in investing activities totaled approximately $362.3 million, which principally reflects the costs to acquire the initial businesses and Anodyne. Cash flow provided by financing activities totaled $351.1 million, principally reflecting the net proceeds of the shareholder offerings and draw-downs of debt from our revolving credit facility.

At December 31, 2006, we had approximately $7.0 million of cash on hand and the following principal amounts outstanding under loans due from each of our businesses:

•	CBS Personnel — approximately $63.5 million;

•	Advanced Circuits — approximately $37.3 million;

•	Silvue — approximately $17.0 million; and

•	Anodyne — approximately $21.2 million.

In addition, we had loans due from Crosman totaling $50.5 million. These loans were repaid, together with accrued interest from the net proceeds from the sale of Crosman on January 5, 2007. See Note D, “Discontinued Operations”, to the consolidated financial statements for additional financial information of Crosman as of December 31, 2006.

Each loan has a scheduled maturity and each business is entitled to repay all or a portion of the principal amount of the outstanding loans, without penalty, prior to maturity.

In September 2006, our subsidiary Silvue borrowed approximately $9.0 million in term loans from us in order to redeem its outstanding cumulative preferred stock.

In October 2006, Anodyne borrowed approximately an additional $9.2 million in term loans in order finance its Anatomic acquisition.

In November 2006, CBS borrowed approximately $5.0 million in order to help finance its acquisition of SES.

Our primary source of cash is from the receipt of interest and principal on our outstanding loans to our businesses. Accordingly, we are dependent upon the earnings of and cash flow of these businesses, which are available for (i) operating expenses; (ii) payment of principal and interest under our revolving credit facility; (iii) payments to our manager due or potentially due pursuant to the management services agreement, the LLC agreement, and the supplemental put agreement; (iv) cash distributions to our shareholders and (v) investments in future acquisitions. Payments made under (iii) above are required to be paid before distributions to shareholders and may be significant and exceed the funds held by the company, which may require the company to dispose of assets or incur debt to fund such expenditures. A non-cash charge to earnings of approximately $22.5 million was recorded during the year ended December 31, 2006 in order to recognize our estimated, potential liability in connection with the supplemental put agreement between us and our manager. Approximately $7.9 million of this amount will be paid in the first quarter of fiscal 2007 (see “— Related Party Transactions”). We believe that we currently have sufficient liquidity and resources to meet our existing obligations including anticipated distributions to our shareholders over the next twelve months.

Concurrent with the IPO, we entered into a third party $225 million prior financing agreement with Ableco Finance LLC as agent, and other lenders. On November 21, 2006, we terminated the prior financing agreement when we entered into our new revolving credit facility and repaid all the outstanding principal and interest under the prior financing agreement. We initially borrowed $96.6 million of the revolving credit facility to pay all amounts due under the prior financing agreement and to pay for the fees and costs associated with establishing the revolving credit facility.

On November 21, 2006, we obtained a $255 million revolving credit facility with an option to increase the facility by $45 million from a group of lenders led by Madison Capital Funding, LLC as agent. The revolving credit facility allows for loans at either base rate or London Interbank Offer Rate, or LIBOR. Base rate loans bear interest at a fluctuating rate per annum equal to the greater of (i) the prime rate of interest published by The Wall Street Journal and (ii) the sum of the Federal Funds Rate plus 0.5% for the relevant period, plus a margin ranging from 1.50% to 2.50% based upon the ratio of total debt to adjusted consolidated earnings before interest expense, tax expense, and depreciation and amortization expenses for such period, which we refer to as the total debt to EBITDA ratio. LIBOR loans bear interest at a fluctuating rate per annum equal to LIBOR, for the relevant period plus a margin ranging from 2.50% to 3.50% based on the total debt to EBITDA ratio. We are required to pay commitment fees ranging between 0.75% and 1.25% per annum on the unused portion of the revolving credit facility.

The lenders agreed to issue letters of credit under the revolving credit facility in an aggregate face amount not to exceed $50 million outstanding at any time. At no time may the (i) aggregate principal amount of all amounts outstanding under the revolving credit facility, plus (ii) the aggregate amount of all outstanding letters of credit, exceed the loan commitment thereunder.

The revolving credit facility is secured by all the assets of the company, including our equity interests and loans to our businesses. We paid approximately $4.6 million for administrative and closing fees, which we are amortizing over the life of the loan.

The revolving credit facility contains various covenants, including financial covenants, with which we must comply. The financial covenants include (i) a requirement to maintain, on a consolidated basis, a fixed charge coverage ratio of at least 1.5:1, (ii) an interest coverage ratio not to exceed less than 3:1 and (iii) a total debt to earnings before interest, depreciation and amortization ratio of not to exceed 3:1. In addition, the revolving credit facility contains limitations on, among other things, items, certain acquisition, consolidations, sales of assets and the incurrence of debt. In January 2007, the revolving credit facility was increased by $5.0 million. Currently we are in compliance with all covenants. Outstanding indebtedness under the revolving credit facility will mature on November 21, 2011.

We intend to use our revolving credit facility to pursue acquisitions of additional businesses to the extent permitted under our revolving credit facility and to provide for working capital needs. As of December 31, 2006, the company had $85 million in revolving credit commitments outstanding under the revolving credit facility. This amount was repaid with the proceeds from the sale of Crosman on January 5, 2007.

On February 28, 2007, we purchased a majority interest in two companies, Aeroglide and Halo. The total purchase price for these acquisitions, including our share of the transactions costs, aggregated $118.7 million. We funded the transactions with excess cash on hand ($24.2 million), resulting from the Crosman sale, and borrowings under our revolving credit facility ($94.5 million). The availability of our revolving credit facility was approximately $106 million after the borrowing for these two acquisitions.

On July 18, 2006 we paid a distribution of $0.1327 per share to all holders on record on July 11, 2006 and on October 19, 2006 we paid a distribution $0.2625 per share to holders of record on October 13, 2006. On January 24, 2007, we paid a distribution of $0.30 per share to holders of record on January 18, 2007. On April 24, 2007 we paid a distribution of $0.30 per share to holders of record on April 20, 2007. Respectively, these distributions represent (i) a pro rata distribution for the quarter ended June 30, 2006 and (ii) a full distribution for the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007. We intend to continue to declare and pay regular quarterly cash distributions. We anticipate generating cash flow available for distribution of approximately $41.2 million to $46.2 million or $1.62 to $1.82 per share for fiscal 2007, assuming the completion of this offering and the application of the proceeds thereof as described in the “Use of Proceeds” section of this prospectus. Assuming distributions would be paid at the same $0.30 per share rate as paid in April 2007, the estimated cash flow available for distribution for fiscal 2007 would yield an approximate coverage ratio to the distributions paid for 2007 performance of 1.4x to 1.5x. This estimate is based on our achievement of 2007 budgeted results for our businesses, including Aeroglide and Halo from March 1, 2007, excluding the results of Crosman and the gain from the sale of Crosman, which was sold on January 5, 2007. This estimate also assumes the consummation of a $60 million acquisition (either “add-on” or new platform business) on October 1, 2007, primarily funded by excess proceeds from this offering, with the remainder of the funding provided under the company’s revolving credit facility. There can be no assurance, however, that such an acquisition will be either identified or consummated. The estimate does not consider the impact of any additional acquisitions or dispositions that we may complete in fiscal 2007 and includes numerous other assumptions that may or may not be realized. See “Forward-Looking Statements” for a list of the risks and uncertainties to which the estimate is subject.

Management’s estimated cash available for distribution as of December 31, 2006 is approximately $23.7 million. Cash available for distribution is a non-GAAP measure that we believe provides additional information to evaluate our ability to make anticipated quarterly distributions. The table below details cash receipts and payments that are not reflected on our income statement in order to provide cash available for distribution. Cash available for distribution is not necessarily comparable with similar measures provided by other entities. We believe that cash available for distribution, together with future distributions and cash available from our businesses (net of reserves) will be sufficient to meet our anticipated distributions over the next twelve months. The table below reconciles cash available for distribution to net income and to cash flow provided by operating activities, which we consider to be the most directly comparable financial measure calculated and presented in accordance with GAAP.

	Year Ended
	December 31, 2006
	($ in thousands)

Net loss	$(19,249)
Adjustment to reconcile net loss to cash provided by operating activities
Depreciation and amortization	10,290
Supplemental put expense	22,456
Silvue’s in-process R&D expensed at acquisition date	1,120
Advanced Circuit’s loan forgiveness accrual	2,760
Minority interest	2,950
Deferred taxes	(2,281)
Loss on Ableco debt retirement	8,275
Other	(450)
Changes in operating assets and liabilities	(5,308)

Net cash provided by operating activities	20,563
Plus:
Unused fee on delayed term loan(1)	1,291
Changes in operating assets and liabilities	5,308
Less:
Maintenance capital expenditures(2)
CBS Personnel	209
Crosman(3)	1,926
Advanced Circuits	392
Silvue	304
Anodyne	636

Estimated cash flow available for distribution	$23,695	(a)

Distribution paid July 2006	$(2,587)
Distribution paid September 2006	(5,368)
Distribution paid January 2007	(6,135)

Total distributions	$(14,090	)(b)

Distribution Coverage Ratio(a)÷(b)	1.7	x

(1)	Represents the commitment fee on the unused portion of our third-party loans.

(2)	Represents maintenance capital expenditures that were funded from operating cash flow and excludes approximately $2.3 million of growth capital expenditures for the period ended December 31, 2006.

(3)	Crosman was sold on January 5, 2007 (see Note D to the consolidated financial statements).

Cash flows of certain of our businesses are seasonal in nature. Cash flows from CBS Personnel are typically lower in the first quarter of each year than in other quarters due to reduced seasonal demand for temporary staffing services and to lower gross margins during that period associated with the front-end loading of certain taxes and other payments associated with payroll paid to our employees. Cash flows from Halo are typically higher in the fourth quarter of each year than in other quarters due to increased seasonal demands for calendars and other promotional products among other factors.

Related Party Transactions

We have entered into the following agreements with our manager. Any fees associated with the agreements described below must be paid, if applicable, prior to the payment of any distributions to shareholders.

•	management services agreement

•	LLC agreement

•	supplemental put agreement

Management Services Agreement — We entered into a management services agreement with our manager effective May 16, 2006. The management services agreement provides for our manager to perform services for us in exchange for a quarterly management fee equal to 0.5% (2.0% annualized) of our adjusted net assets as of the last day of each fiscal quarter. We amended the management services agreement on November 8, 2006, to clarify that adjusted net assets are not reduced by non-cash charges associated with the supplemental put agreement, which amendment was unanimously approved by the compensation committee and the board of directors. The management fee is required to be paid prior to the payment of any distributions to shareholders. For the year ended December 31, 2006 we paid approximately $4.4 million to our manager for its quarterly management fees.

LLC Agreement — As distinguished from its position of providing management services to us, pursuant to the management services agreement, our manager is also an equity holder of 100% of the allocation interests of the company. As such, our manager has the right to a distribution pursuant to a profit allocation formula upon the occurrence of certain events. Our manager has the right to cause the company to purchase the allocation interests it owns under certain circumstances, (see “— Supplemental Put Agreement” below).

Supplemental Put Agreement — Our manager is also the owner of 100% of the allocation interests in the company. Concurrent with the IPO, our manager and the company entered into a supplemental put agreement, which may require the company to acquire these allocation interests upon termination of the management services agreement. Essentially, the put rights granted to our manager require us to acquire our manager’s allocation interests in the company at a price based on a percentage of the increase in fair value in the company’s businesses over its basis in those businesses. Each fiscal quarter we estimate the fair value of our businesses for the purpose of determining our potential liability associated with the supplemental put agreement. Any change in the potential liability is accrued currently as a non-cash adjustment to earnings. For the year ended December 31, 2006, we recognized approximately $22.5 million in non-cash expense related to the supplemental put agreement. As a result of the sale of Crosman on January 5, 2007, our manager is currently due $7.9 million. We expect to pay our manager this amount in the first fiscal quarter of 2007.

Anodyne Acquisition — On August 1, 2006, we acquired from CGI and its wholly-owned, indirect subsidiary, Compass Medical Mattress Partners, LP which we refer to as the seller, approximately 47.3% of the outstanding capital stock, on a fully-diluted basis, of Anodyne, representing approximately 69.8% of the voting power of all Anodyne stock. Pursuant to the same agreement, we also acquired from the seller all outstanding debt to seller under Anodyne’s credit facility, which we refer to as original loans. On the same date, we purchased from the seller a promissory note issued by a borrower controlled by Anodyne’s chief executive officer totaling $5.2 million, which we refer to as the promissory note. The promissory note is secured by shares of Anodyne stock and guaranteed by Anodyne’s chief executive officer. The promissory note accrues interest at the rate of 13% per annum and is added to the note’s principal balance. The note matures in August, 2008. The principal balance of the promissory note and accrued interest totals approximately $5.4 million at December 31, 2006. The purchase price for the Anodyne stock, the original loans and the promissory note totaled approximately $31.1 million, which was paid for in the form of $17.3 million in cash and 950,000 shares of our newly issued shares. The shares were valued at $13.1 million, or $13.77 per share.

Our manager acted as an advisor to us in the Anodyne acquisition for which it received transaction services fees and expense payments totaling approximately $300,000.

Advanced Circuits Acquisition — In connection with the acquisition of Advanced Circuits by CGI in September 2005, Advanced Circuits loaned certain officers and members of management of Advanced Circuits $3,409,100 for the purchase of 136,364 shares of Advanced Circuit’s common stock. On January 1, 2006, Advanced Circuits loaned certain officers and members of management of Advanced Circuits $4,834,150 for the purchase of an additional 193,366 shares of Advanced Circuit’s common stock. The notes bear interest at 6% and interest is added to the notes. The notes are due in September 2010 and December 2010 and are subject to mandatory prepayment provisions if certain conditions are met.

Advanced Circuits granted the purchasers of the shares the right to put to Advanced Circuits a sufficient number of shares at the then fair market value of such shares, to cover the tax liability that each purchaser may have. Approximately $0.8 million of compensation expense calculated using the Black Scholes model related to these rights and is reflected in selling and general administrative expenses for the year ended December 31, 2006.

In connection with the issuance of the notes as described above, Advanced Circuits implemented a performance incentive program whereby the notes could either be partially or completely forgiven based upon the achievement of certain pre-defined financial performance targets. The measurement date for determination of any potential loan forgiveness is based on the financial performance of Advanced Circuits for the fiscal year ended December 31, 2010. The company believes that the achievement of the loan forgiveness is probable and is accruing any potential forgiveness over a service period measured from the issuance of the notes until the actual measurement date of December 31, 2010. During fiscal 2006, the company accrued approximately $1.6 million for this loan forgiveness. This expense is reflected as a component of general and administrative expenses, and is a component of other liabilities as of December 31, 2006.

Contractual Obligations and Off-Balance Sheet Arrangements

We have no special purpose entities or off balance sheet arrangements, other than operating leases entered into in the ordinary course of business.

Long-term contractual obligations, except for our long-term debt obligations, are generally not recognized in our consolidated balance sheet. Non-cancelable purchase obligations are obligations we incur during the normal course of business, based on projected needs.

The table below summarizes the payment schedule of our contractual obligations at December 31, 2006.

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	($ in thousands)

Operating Lease Obligations(1)	$28,012	$7,080	$11,002	$4,639	$5,291
Purchase Obligations(2)	83,584	39,227	24,136	20,221	—
Supplemental Put Obligation(3)	14,702	—	—	—	—

	$126,298	$46,307	$35,138	$24,860	$5,291

(1)	Reflects various operating leases for office space, manufacturing facilities and equipment from third parties with various lease terms running from one to fourteen years.

(2)	Reflects non-cancelable commitments as of December 31, 2006, including: (i) shareholder distributions of $24.5 million, (ii) management fees of $9.6 million per year over the next five years and; (iii) other obligations, including amounts due under employment agreements.

(3)	The supplemental put obligation represents the long-term portion of an estimated liability accrued as if our management services agreement with CGM had been terminated. This agreement has not been terminated and there is no basis upon which to determine a date in the future, if any, that this amount will be paid.

The table does not include the long-term portion of the actuarially developed reserve for workers compensation, which does not provide for annual estimated payments beyond one year. This liability, totaling approximately $13.2 million at December 31, 2006, is included in our balance sheet as a component of other non-current liabilities.

Critical Accounting Estimates

The following discussion relates to critical accounting policies for the company, the trust and each of our businesses.

The preparation of our financial statements in conformity with GAAP will require management to adopt accounting policies and make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates under different assumptions and judgments and uncertainties, and potentially could result in materially different results under different conditions. Our critical accounting estimates are discussed below. These estimates are generally consistent with the accounting policies followed by the businesses we plan to acquire. These critical accounting estimates are reviewed by our independent auditors and the audit committee of our board of directors.

Supplemental Put Agreement

In connection with our manager’s acquisition of the allocation interests, we entered into a supplemental put agreement with our manager pursuant to which our manager has the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement for a price to be determined in accordance with the supplemental put agreement. We record the supplemental put agreement at its fair value quarterly by recording any change in value through the income statement. The fair value of the supplemental put agreement is largely related to the value of the profit allocation that our manager, as holder of allocation interests, will receive. At any point in time, the supplemental put liability recorded on the company’s balance sheet is our manager’s estimate of what its allocation interests are worth based upon a percentage of the increase in fair value of our businesses over our basis in those businesses. Because the supplemental put price would be calculated based upon an assumed profit allocation for the sale of all of our businesses, the growth of the supplemental put liability over time is indicative of our manager’s estimate of the company’s unrealized gains on its interests in our businesses. A decline in the supplemental put liability is indicative either of the realization of gains associated with the sale a business and the corresponding payment of a profit allocation to our manager (as with Crosman), or a decline in our manager’s estimate of the company’s unrealized gains on its interests in our businesses. We account for the change in the estimated value of the supplemental put liability on a quarterly basis in our income statement. The expected value of the supplemental put liability affects our results of operations but it does not affect our cash flows or our cash flow available for distribution. The valuation of the supplemental put agreement requires the use of complex models, which require highly sensitive assumptions and estimates. The impact of over-estimating or under-estimating the value of the supplemental put agreement could have a material effect on operating results. In addition, the value of the supplemental put agreement is subject to the volatility of our operations which may result in significant fluctuation in the value assigned to this supplemental put agreement.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. Provisions for customer returns and other allowances based on historical experience are recognized at the time the related sale is recognized.

In addition, CBS Personnel recognizes revenue for temporary staffing services at the time services are provided by CBS Personnel employees and reports revenue based on gross billings to customers. Revenue from CBS Personnel employee leasing services is recorded at the time services are provided. Such revenue is reported on a net basis (gross billings to clients less worksite employee salaries, wages and payroll-related taxes). We believe that net revenue accounting for leasing services more closely depicts the transactions with its leasing customers and is consistent with guidelines outlined in Emerging Issue Task Force which we refer to as the EITF, No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The effect of using this method of accounting is to report lower revenue than would be otherwise reported.

Business Combinations

The acquisitions of our businesses are accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with acquisitions are based on estimated fair values as of the date of the acquisition, with the remainder, if any, to be recorded as identifiable intangibles or goodwill. The fair values are determined by our management team, taking into consideration information supplied by the management of the acquired entities and other relevant information. Such information typically includes valuations supplied by independent appraisal experts for significant business combinations. The valuations are generally based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment both by our management team and by outside experts engaged to assist in this process. This judgment could result in either a higher or lower value assigned to amortizable or depreciable assets. The impact could result in either higher or lower amortization and/or depreciation expense.

Goodwill, Intangible Assets and Property and Equipment

Trademarks are considered to be indefinite life intangibles. Goodwill represents the excess of the purchase price over the fair value of the assets acquired. Trademarks and goodwill are not amortized. However, we will be required to perform impairment reviews at least annually and more frequently in certain circumstances.

The goodwill impairment test is a two-step process, which requires management to make judgments in determining certain assumptions used in the calculation. The first step of the process consists of estimating the fair value of each of our reporting units based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which is then compared to its corresponding carrying value. The impairment test for trademarks requires the determination of the fair value of such assets. If the fair value of the trademark is less than its carrying value, an impairment loss will be recognized in an amount equal to the difference. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and/or intangible assets. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, and material adverse effects in relationships with significant customers.

The “implied fair value” of reporting units is determined by management and generally is based upon future cash flow projections for the reporting unit, discounted to present value. We use outside valuation experts when management considers that it would be appropriate to do so.

Intangibles subject to amortization, including customer relationships, noncompete agreements and technology are amortized using the straight-line method over the estimated useful lives of the intangible assets, which we determine based on the consideration of several factors including the period of time the asset is expected to remain in service. We evaluate the carrying value and remaining useful lives of intangibles subject to amortization whenever indications of impairment are present.

Property and equipment are initially stated at cost. Depreciation on property and equipment computed using the straight-line method over the estimated useful lives of the property and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset is expected to remain in service assuming normal routine maintenance. We review the estimated useful lives assigned to property and equipment when our business experience suggests that they may have changed from our initial assessment. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

We perform impairment reviews of property and equipment, when events or circumstances indicate that the value of the assets may be impaired. Indicators include operating or cash flow losses, significant decreases in market value or changes in the long-lived assets’ physical condition. When indicators of impairment are present, management determines whether the sum of the undiscounted future cash flows estimated to be generated by those assets is less than the carrying amount of those assets. In this circumstance, the impairment charge is determined based upon the amount by which the carrying value of the assets exceeds their fair value. The estimates of both the undiscounted future cash flows and the fair values of assets require the use of complex models, which require numerous highly sensitive assumptions and estimates.

Allowance for Doubtful Accounts

The company records an allowance for doubtful accounts on an entity-by-entity basis with consideration for historical loss experience, customer payment patterns and current economic trends. The company reviews the adequacy of the allowance for doubtful accounts on a periodic basis and adjusts the balance, if necessary. The determination of the adequacy of the allowance for doubtful accounts requires significant judgment by management. The impact of either over or under estimating the allowance could have a material effect on future operating results.

Workers’ Compensation Liability

CBS self-insures its workers’ compensation exposure for certain employees. CBS establishes reserves based upon its experience and expectations as to its ultimate liability for those claims using developmental factors based upon historical claim experience. CBS continually evaluates the potential for change in loss estimates with the support of qualified actuaries. As of December 31, 2006, CBS had approximately $20.9 million of workers’ compensation liability. The ultimate settlement of this liability could differ materially from the assumptions used to calculate this liability, which could have a material adverse effect on future operating results.

Deferred Tax Assets

Several of the majority owned subsidiaries have deferred tax assets recorded at December 31, 2006 which in total amount to approximately $11.8 million. These deferred tax assets are comprised of liabilities not currently deductible for tax purposes. The temporary differences that have resulted in the recording of these tax assets may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. Realization of the deferred tax assets is dependent on generating sufficient future taxable income. Based upon the expected future results of operations, we believe it is more likely than not that we will generate sufficient future taxable income to realize the benefit of existing temporary differences, although there can be no assurance of this. The impact of not realizing these deferred tax assets would result in an increase in income tax expense for such period when the determination was made that the assets are not realizable. (See Note K — Income taxes to the financial statements included elsewhere in this report).

Recent Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes”, which is effective January 1, 2007. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with FAS 109, Accounting for Income Taxes. The cumulative effect of applying the provisions of this interpretation is required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. We are in the process of reviewing and evaluating FIN 48, and therefore the ultimate impact of its adoption is not yet known.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. We have not yet determined the impact that the implementation of SFAS No. 157 will have on our results of operations or financial condition. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. We are currently evaluating the impact that the implementation of SFAS No. 158 will have on our financial statements. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after November 15, 2008. We have determined that this statement is not applicable to the company.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (SAB 108). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying in a current year misstatement. The provisions of SAB 108 were effective for the company for its December 31, 2006 year-end. The adoption of SAB 108 had no impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” which we refer to as SFAS No. 159. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of the adoption of SFAS No. 159 on its financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

At February 28, 2007, we were exposed to interest rate risk primarily through borrowings under our revolving credit facility because our borrowings are subject to variable interest rates. We had outstanding $94.5 million under our revolving credit facility. In the event that interest rates associated with the revolving credit facility were to increase by 100 basis points the impact on future cash flows would be a decrease of $0.94 million.

We expect to borrow under our revolving credit facility in the future in order to finance our short term working capital needs and future acquisitions.

Exchange Rate Sensitivity

At December 31, 2006, we were not exposed to significant foreign currency exchange rate risks that could have a material effect on our financial condition or results of operations.

BUSINESS

Overview

Compass Diversified Trust offers investors an opportunity to participate in the ownership and growth of middle market businesses that traditionally have been owned and managed by private equity firms or other financial investors, large conglomerates or private individuals or families. Through the ownership of a diversified group of middle market businesses, we also offer investors an opportunity to diversify their portfolio risk while participating in the cash flows of our businesses through the receipt of quarterly distributions.

We acquire and manage middle market businesses based in North America with annual cash flows between $5 million and $40 million. We seek to acquire controlling ownership interests in the businesses in order to maximize our ability to work actively with the management teams of those businesses. Our model for creating shareholder value is to be disciplined in identifying and valuing businesses, to work closely with management of the businesses we acquire to grow the cash flows of those businesses, and to exit opportunistically businesses when we believe that doing so will maximize returns. We currently own six businesses in six distinct industries and we believe that these businesses will continue to produce stable and growing cash flows over the long term, enabling us to meet our objectives of growing distributions to our shareholders, independent of any incremental acquisitions we may make, and investing in the long-term growth of the company.

In identifying acquisition candidates, we target businesses that:

•	produce stable cash flows;

•	have strong management teams largely in place;

•	maintain defensible positions in industries with forecasted long-term macroeconomic growth; and

•	face minimal threat of technological or competitive obsolescence.

We maintain a long-term ownership outlook which we believe provides us the opportunity to develop more comprehensive strategies for the growth of our businesses through various market cycles, and will decrease the possibility, often faced by private equity firms or other financial investors, that our businesses will be sold at unfavorable points in a market cycle. Furthermore, we provide the financing for both the debt and equity in our acquisitions, which allows us to pursue growth investments, such as add-on acquisitions, that might otherwise be restricted by the requirements of a third-party lender. We have also found sellers to be attracted to our ability to provide both debt and equity financing for the consummation of acquisitions, enhancing the prospect of confidentiality and certainty of consummating these transactions. In addition, we believe that our ability to be long-term owners alleviates the concern that many private company owners have with regard to their businesses going through multiple sale processes in a short period of time and the disruption that this may create for their employees or customers.

We believe that our ownership outlook provides us the opportunity to develop more comprehensive strategies for the medium and long term growth of our businesses in and out of market cycles, and decreases the possibility that our businesses will be sold at unfavorable points in a market cycle. Furthermore, our financing of both the debt and equity of our businesses allows us to pursue interesting growth opportunities, such as add-on acquisitions, that might otherwise be restricted by the presence of a third-party lender.

We have a strong management team that has worked together since 1998 and, collectively, has approximately 75 years of experience in acquiring and managing middle market businesses. During that time, our management team has developed a reputation for acquiring middle market businesses in various industries through a variety of processes. These include corporate spin-offs, transitions of family-owned businesses, management buy-outs, management based roll-ups, reorganizations, bankruptcy sales and auction-based acquisitions from financial owners. The flexibility, creativity, experience and expertise of our management team in structuring complex transactions provides us with strategic advantages by allowing us to consider non-traditional and complex transactions tailored to fit specific acquisition targets.

Our manager, who we describe below, has demonstrated a history of growing cash flows at the businesses in which it has been involved. As an example, for the four businesses we acquired concurrent with the IPO, 2006 full year operating income increased, in total, over 2005 by 21.6%. Our quarterly distribution rate has increased by 14.3% from the IPO, which we refer to as the IPO, on May 16, 2006 until January 2007, from $0.2625 per share to $0.30 per share. From the date of the IPO until December 31, 2006 (including the distribution paid in January 2007 for the quarter ended December 31, 2006), our distribution coverage ratio (estimated cash available for distribution divided by total distributions) was 1.7x. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

At the time of the IPO, on May 16, 2006, we sold 13,500,000 shares of the trust at an offering price of $15.00 per share. Total net proceeds from the IPO were approximately $188.3 million. On May 16, 2006, we also completed, on the same terms of the IPO, the private placement of 5,733,333 shares to CGI for approximately $86.0 million and completed the private placement of 266,667 shares to Pharos I LLC, an entity owned by our management team, for approximately $4.0 million. CGI also purchased 666,667 shares for $10.0 million through the IPO. In addition, in connection with the acquisition of Anodyne on August 1, 2006, we issued 950,000 of our newly issued shares to CGI valued at $13.1 million, or $13.77 per share. Since the commencement of the IPO, we have acquired controlling interests in the following businesses (including Crosman which we recently divested):

Advanced Circuits

On May 16, 2006, concurrent with the IPO, we acquired a controlling interest in Advanced Circuits. Advanced Circuits, headquartered in Aurora, Colorado, is a provider of prototype and quick-turn printed circuit boards, or PCBs, throughout the United States. PCBs are a vital component of virtually all electronic products. The prototype and quick-turn portions of the PCB industry are characterized by customers requiring high levels of responsiveness, technical support and timely delivery. Due to the critical roles that PCBs play in the research and development process of electronics, customers often place more emphasis on the turnaround time and quality of a customized PCB rather than on other factors, such as price. Advanced Circuits meets this market need by manufacturing and delivering custom PCBs in as little as 24 hours, providing its approximately 8,000 customers with approximately 98% error-free production and real-time customer service and product tracking 24 hours per day. Advanced Circuits had full-year operating income of approximately $11.6 million for the year ended December 31, 2006.

Aeroglide

On February 28, 2007, we acquired a controlling interest in Aeroglide. Aeroglide, headquartered in Cary, North Carolina, is a leading global designer and manufacturer of industrial drying and cooling equipment. Aeroglide provides specialized thermal processing equipment designed to remove moisture and heat as well as roast, toast and bake a variety of processed products. Its machinery includes conveyer driers and coolers, impingement driers, drum driers, rotary driers, toasters, spin cookers and coolers, truck and tray driers and related auxiliary equipment and is used in the production of a variety of human foods, animal and pet feeds and industrial products. Aeroglide utilizes an extensive engineering department to custom engineer each machine for a particular application. Aeroglide had full-year operating income of approximately $3.1 million for the year ended December 31, 2006.

Anodyne

On August 1, 2006, we acquired a controlling interest in Anodyne. Anodyne, headquartered in Los Angeles, California, is a leading manufacturer of medical support services and patient positioning devices used primarily for the prevention and treatment of pressure wounds experienced by patients with limited or no mobility. Anodyne is one of the nation’s leading designers and manufacturers of specialty support surfaces and is able to manufacture products in multiple locations to better serve a national customer base. Anodyne had operating income of approximately $0.3 million for the ten and one-half month period ended December 31, 2006.

CBS Personnel

On May 16, 2006, concurrent with out IPO, we acquired a controlling interest in CBS Personnel. CBS Personnel, headquartered in Cincinnati, Ohio, is a provider of temporary staffing services in the United States. In order to provide its 4,000 clients with tailored staffing services to fulfill their human resources needs, CBS Personnel also offers employee leasing services, permanent staffing and temporary-to-permanent placement services. CBS Personnel operates 144 branch locations in various cities in 18 states. CBS Personnel had full-year operating income of approximately $21.1 million for the year ended December 31, 2006.

Crosman

On May 16, 2006, concurrent with the IPO, we acquired a controlling interest in Crosman Acquisition Corporation, which we refer to as Crosman. Crosman, headquartered in East Bloomfield, New York, was one of the first manufacturers of airguns and is a manufacturer and distributor of recreational airgun products and related products and accessories. The Crosman brand is one of the pre-eminent names in the recreational airgun market and is widely recognized in the broader outdoor sporting goods industry. Crosman’s products are sold in over 6,000 retail locations worldwide through approximately 500 retailers, which include mass market and sporting goods retailers. On January 5, 2007, we sold Crosman on the basis of a total enterprise value of approximately $143 million. We have reflected Crosman as a discontinued operation for all periods presented in this prospectus. For further information, see Note D “Discontinued Operations”, to our consolidated financial statements included elsewhere in this prospectus. Crosman had full-year operating income of approximately $17.6 million for the year ended December 31, 2006.

Halo

On February 28, 2007, we acquired a controlling interest in Halo, which operates under the brand names of Halo and Lee Wayne. Halo, headquartered in Sterling, Illinois, serves as a one-stop shop for over 30,000 customers, providing design, sourcing, management and fulfillment services across all categories of its customer’s promotional product needs. Halo has established itself as a leader in the promotional products and marketing industry through its focus on service through its approximately 700 account executives. Halo had full-year operating income of approximately $6.1 million for the year ended December 31, 2006.

Silvue

On May 16, 2006, concurrent with the IPO, we acquired a controlling interest in Silvue. Silvue, headquartered in Anaheim, California, is a developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s patented coating systems can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other surfaces. These coating systems impart properties, such as abrasion resistance, improved durability, chemical resistance, ultraviolet or UV protection, anti-fog and impact resistance, to the materials to which they are applied. Silvue has sales and distribution operations in the United States, Europe and Asia, as well as manufacturing operations in the United States and Asia. Silvue had full-year operating income of approximately $6.7 million for the year ended December 31, 2006.

Our Manager

We have entered into a management services agreement with Compass Group Management LLC, who we refer to as our manager or CGM, pursuant to which our manager manages the day-to-day operations and affairs of the company and oversees the management and operations of our businesses. While working for a subsidiary of Compass Group Investments, Inc., which we refer to as CGI, our management team originally oversaw the acquisition and operations of each of our initial businesses and Anodyne prior to our acquiring them from CGI.

We pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of our adjusted net assets as of the last day of each fiscal quarter for the services it performs on our behalf. In addition, our manager is entitled to receive a profit allocation upon the occurrence of certain trigger events and has the right to cause the company to purchase the allocation interests that it owns upon termination of the management services agreement. See “Our Manager — Our Relationship with Our Manager” and “— Supplemental Put Agreement” and “Certain Relationships and Related Party Transactions” for further descriptions of the management fees and profit allocation and our manager’s supplemental put right.

The company’s chief executive officer and chief financial officer are employees of our manager and have been seconded to us. Neither the trust nor the company has any other employees. Although our chief executive officer and chief financial officer are employees of our manager, they report directly to the company’s board of directors. The management fee paid to our manager covers all expenses related to the services performed by our manager, including the compensation of our chief executive officer and other personnel providing services to us. The company reimburses our manager for the salary and related costs and expenses of our chief financial officer and his staff, who dedicate 100% of their time to the affairs of the company. See “Our Manager — Our Relationship with Our Manager and “Certain Relationships and Related Party Transactions.”

Market Opportunity

We believe that the merger and acquisition market for middle market businesses is highly fragmented and provides opportunities to purchase businesses at attractive prices. For example, according to Mergerstat, during the twelve month period ended December 31, 2006, businesses that sold for less than $100 million were sold for a median of approximately 7.9x the trailing twelve months of earnings before interest, taxes, depreciation and amortization as compared to a median of approximately 9.3x for businesses that were sold for between $100 million and $300 million and 11.7x for businesses that were sold for over $300 million. We expect to acquire companies in the first two categories described above, and our manager has, to date, typically been successful in consummating attractive acquisitions at multiples at or below 7x the trailing twelve months of earnings before interest, taxes, depreciation and amortization, both on behalf of the company and prior to our formation while working for a subsidiary of CGI. We believe that among the factors contributing to lower acquisition multiples for businesses of the size we target are the fact that sellers of these frequently consider non-economic factors, such as continuing board membership or the effect of the sale on their employees and customers and that these businesses are less frequently sold pursuant to an auction process.

Our management team’s strong relationship with business brokers, investment and commercial bankers, accountants, attorneys and other potential sources of acquisition opportunities offers us substantial opportunities to purchase middle market businesses.

In the past, our management team has acquired businesses that were owned by entrepreneurs or large corporate parents. In these cases, our management team has frequently found that there have been opportunities to improve the operating performance of these businesses by augmenting the management teams, enhancing the financial reporting and management information systems and/or bolstering corporate development efforts to help these businesses pursue organic or external growth strategies.

Our Strategy

In seeking to maximize shareholder value, we focus on the acquisition of new platforms and the management of our existing businesses (including acquisition of add-on businesses by those existing businesses). While we continue to identify, perform due diligence on, negotiate and consummate additional platform acquisitions of attractive middle market businesses that meet our acquisition criteria, we believe that our current businesses alone will allow us to pay and grow distributions to our shareholders.

Acquisition Strategy

Our strategy for new platforms involves the acquisition of businesses that we expect to be accretive to our cash flow available for distribution. An ideal acquisition candidate for us is a North American company which demonstrates a “reason to exist”, that is, it is a leading player in its market niches, has predictable and growing cash flows, operates in an industry with long-term macroeconomic growth and has a strong and incentivizable management team. We believe that attractive opportunities to make such acquisitions will continue to present themselves, as private sector owners seek to monetize their interests and large corporate parents seek to dispose of their non-core operations. We benefit from our manager’s ability to identify potential diverse acquisition opportunities in a variety of industries. In addition, we rely upon our management team’s experience and expertise in researching and valuing prospective target businesses, as well as negotiating the ultimate acquisition of such target businesses.

Management Strategy

Our management strategy involves our active financial and operational management of our businesses in order to improve financial and operational efficiencies and achieve appropriate growth rates. After acquiring a controlling interest in a new business, we rely on our management team’s experience and expertise to work efficiently and effectively with the management of the new business to jointly develop and execute a business plan and to manage the business consistent with our management strategy. In addition, we expect to sell businesses that we own from time to time when attractive opportunities arise. Our decision to sell a business is based on our belief that doing so will increase shareholder value to a greater extent than would continued ownership of that business. Our sale of Crosman is an example of our ability to successfully execute this strategy. With respect to the sale of Crosman, we recognized a gain of $35.9 million, having owned Crosman for under eight months and having earned operating income of $13.3 million through December 31, 2006.

In general, our manager oversees and supports the management teams of each of our businesses by, among other things:

•	recruiting and retaining talented managers to operate our businesses by using structured incentive compensation and equity ownership programs tailored to each business;

•	regularly monitoring financial and operational performance, instilling consistent financial discipline, and supporting management in the development and implementation of information systems to effectively achieve these goals;

•	assisting management in their analysis and pursuit of prudent organic growth strategies, potentially involving capacity-related capital expenditures, introduction of new products or services, or expansion of sales or marketing programs; and

•	forming strong subsidiary level boards of directors to supplement management in their development and implementation of strategic goals and objectives.

A critical component of our management strategy involves the acquisition and integration of add-on businesses. Acquisitions of add-on businesses can be an effective way of improving financial and operational performance by allowing us to:

•	leverage manufacturing and distribution operations;

•	capitalize on existing branding and marketing programs, as well as customer relationships;

•	increase market share and penetrate new markets;

•	realize cost synergies, effectively reducing the multiple paid for the add-on acquisition target; and

•	add experienced management or management expertise;

We incur third-party debt financing almost entirely at the company level, which we use, in combination with our equity capital, to provide debt financing to each of our businesses or to acquire additional businesses. We believe this financing structure is beneficial to the financial and operational activities of each of our businesses by allowing our businesses to have maximum flexibility in pursuing opportunities for growth, whether organically or through acquisitions.

As a final component of our management strategy, we expect to sell businesses that we own from time to time when attractive opportunities arise. Our decision to sell a business is based on our belief that doing so will increase shareholder value to a greater extent than through continued ownership of that business.

Through the sale process, we work with third party service providers to identify appropriate buyers, maximize valuation and optimize terms to us as sellers.

Strategic Advantages

Based on the experience of our management team and its ability to identify and negotiate acquisitions, we believe we are positioned to acquire, on favorable terms, additional businesses that will increase our cash flows. Our management team has strong relationships with thousands of accountants, attorneys, business brokers, commercial and investment bankers and other potential sources of acquisition opportunities which it has cultivated over the years, and which it maintains through consistent contact. Through this network, as well as our management team’s proprietary transaction sourcing efforts, we have a substantial pipeline of potential acquisition targets.

In addition, our management team, both while working for our manager and while working with a subsidiary of CGI prior to our formation, has a successful track record of and a reputation for acquiring middle market businesses in various industries through a variety of processes. These include, in some cases on behalf of CGI prior to our formation, corporate spin-offs (Silvue), transitions of family-owned businesses (CBS Personnel and Aeroglide), management buy-outs (ACI), management based roll-ups (Anodyne), auction-based acquisitions from financial owners (Halo), reorganizations and bankruptcy sales. The flexibility, creativity, experience and expertise of our management team in structuring complex transactions provides us with strategic advantages by allowing us to consider non-traditional and complex transactions tailored to fit specific acquisition targets.

Finally, because our model is to fund both the equity and debt required to consummate acquisitions through the utilization of our revolving credit facility, we expect to eliminate the cumbersome delays and closing conditions that are typically associated with transaction-specific financing, as is typically the case in such acquisitions. We believe this advantage is a powerful one and is highly unusual in the marketplace in which we operate.

Valuation and Due Diligence

When evaluating businesses or assets for acquisition, our management team performs a rigorous due diligence and financial evaluation process. In doing so, our management team evaluates the operations of the target business as well as the outlook for the industry in which the target business operates. While valuation of a business is, by definition, a subjective process, we perform valuations using a variety of analyses, including discounted cash flow analyses, development of expected value matrices, and evaluation of comparable trading and transaction values.

One outcome of this process is a projection of the expected cash flows from the target business. A further outcome is an understanding of the types and levels of risk associated with those projections. While future performance and projections are always uncertain, we believe that with detailed due diligence, future cash flows will be better estimated and the prospects for operating the business in the future better evaluated. To assist us in identifying material risks and validating key assumptions in our financial and operational analysis we engage third-party experts to review key risk areas, including legal, tax, regulatory, accounting, insurance and environmental. We also engage technical, operational or industry consultants, as necessary.

A critical component of the evaluation of potential target businesses is the assessment of the capability of the existing management team, including recent performance, expertise, experience, culture and incentives to perform. Where necessary upon acquisition, and consistent with our management strategy, we actively seek to augment, supplement or replace existing members of management who we believe are not likely to execute our business plan for the target business. Similarly, we analyze and evaluate the financial and operational information systems of target businesses and, where necessary upon acquisition, we enhance and improve those existing systems that are deemed to be inadequate or insufficient to support our business plan for the target business. In both of these cases, ownership of a controlling interest in these businesses is an important factor in implementing necessary changes.

Financing

We intend to finance future acquisitions first, through excess cash on hand; second, through our revolving credit facility; and third, as necessary, from additional equity or debt financings. Cash flow available for distribution that is not utilized to pay distributions to our shareholders is either added to cash on hand or used to repay amounts owed under the revolving credit facility, increasing availability under that facility. In this way, this excess cash available for distribution is ultimately reinvested in the long-term growth of the Company.

We believe that having the ability to finance an entire transaction ourselves, rather than through transaction-specific third-party financing, provides us with an important and unusual strategic advantage in acquiring attractive businesses by enabling us to eliminate the delay and closing conditions inherent to transaction-specific financings. We further believe that being both the lender to and controlling equity owner of our businesses provides those businesses with the flexibility required to pursue interesting growth opportunities both organically and externally, as well as provides us with the maximum security and ability to mitigate risk in the case of industry or company underperformance.

We have a revolving credit facility with a group of lenders led by Madison. The revolving credit facility was entered into in November 2006 and matures in November 2011. It provides for a revolving line of credit of up to $255 million with an option for a $45 million increase. The revolving credit facility is secured by all the assets of the company including all its equity interests in and loans to our subsidiaries. As of February 28, 2007, we had $94.5 million outstanding under our revolving credit facility. Amounts outstanding under our revolving credit facility bear interest at a fluctuating rate per annum equal to the greater of (i) the prime rate of interest published by The Wall Street Journal and (ii) the sum of the Federal Funds Rate plus 0.5% for the relevant period, plus a margin ranging from 1.50% to 2.50% based upon the company’s ratio of total debt to adjusted consolidated earnings before interest expense, tax expense, and depreciation and amortization expenses for such period (the “total debt to EBITDA ratio”). LIBOR loans bear interest at a fluctuating rate per annum equal to the London Interbank Offer Rate, or LIBOR, for the relevant period plus a margin ranging from 2.50% to 3.50% based on the company’s total debt to EBITDA ratio. We are required to pay commitment fees ranging between 0.75% and 1.25% per annum on the unused portion of the revolving credit facility. Simultaneous with entering into the revolving credit facility on November 21, 2006, we terminated our prior financing arrangement, a $225 million secured credit facility with Ableco Finance, LLC and other lenders.

Corporate Information

Compass Diversified Trust is a Delaware statutory trust formed on November 18, 2005. Compass Group Diversified Holdings LLC is a Delaware limited liability company formed on November 18, 2005. Our principal executive offices are located at Sixty One Wilton Road, Second Floor, Westport, Connecticut 06880, and our telephone number is 203-221-1703. Our website is at www.CompassDiversifiedTrust.com. The information on our website is not incorporated by reference and is not part of this prospectus.

Our Businesses

Advanced Circuits

Overview

Advanced Circuits, headquartered in Aurora, Colorado, is a provider of prototype and quick-turn printed circuit boards, or PCBs, throughout the United States. Advanced Circuits also provides its customers high volume production services in order to meet its clients’ complete PCB needs. The prototype and quick-turn portions of the PCB industry are characterized by customers requiring high levels of responsiveness, technical support and timely delivery. Due to the critical roles that PCBs play in the research and development process of electronics, customers often place more emphasis on the turnaround time and quality of a customized PCB than on the price. Advanced Circuits meets this market need by manufacturing and delivering custom PCBs in as little as 24 hours, providing customers with approximately

98% error-free production and real-time customer service and product tracking 24 hours per day. In 2006, approximately 66% of Advanced Circuits’ net sales were derived from highly profitable prototype and quick-turn production PCBs. Advanced Circuits’ success is demonstrated by its broad base of over 8,000 customers with which it does business throughout the year. These customers represent numerous end markets, and for the year ended December 31, 2006, no single customer accounted for more than 2% of net sales. Advanced Circuits’ senior management, collectively, has approximately 90 years of experience in the electronic components manufacturing industry and closely related industries.

Concurrent with the IPO, we made loans to and purchased a controlling interest in Advanced Circuits totaling $81.0 million. Our controlling interest represents approximately 70.2% of the outstanding stock of Advanced Circuits on a primary and fully diluted basis. For the fiscal year ended December 31, 2006 and December 31, 2005, Advanced Circuits had net sales of approximately $48.1 million and $42.0 million, respectively. Since May 16, 2006, the date of our acquisition, through December 31, 2006. Advanced Circuits had revenues of $30.6 million and operating income of $7.5 million. Advanced Circuits had total assets of $77.9 million at December 31, 2006. Revenues from Advanced Circuits represented 7.4% of our total revenues for 2006.

History of Advanced Circuits

Advanced Circuits commenced operations in 1989 through the acquisition of the assets of a small Denver based PCB manufacturer, Seiko Circuits. During its first years of operations, Advanced Circuits focused exclusively on manufacturing high volume, production run PCBs with a small group of proportionately large customers. In 1992, after the loss of a significant customer, Advanced Circuits made a strategic shift to limit its dependence on any one customer. In this respect, Advanced Circuits began focusing on developing a diverse customer base, and in particular, on providing research and development professionals at equipment manufacturers and academic institutions with low volume, customized prototype and quick-turn PCBs.

In 1997 Advanced Circuits increased its capacity and consolidated its facilities into its current headquarters in Aurora, Colorado. During 2001 through 2003, despite a recession and a reduction in United States PCB manufacturing, Advanced Circuits’ sales expanded by 29% as its research and development focused customer base continued to require PCBs to perform day-to-day activities. In 2003, to support its growth, Advanced Circuits expanded its PCB manufacturing facility by approximately 37,000 square feet or approximately 150%.

Industry

The PCB industry, which consists of both large global PCB manufacturers and small regional PCB manufacturers, is a vital component to all electronic equipment supply chains as PCBs serve as the foundation for virtually all electronic products, including cellular telephones, appliances, personal computers, routers, switches and network servers. PCBs are used by manufacturers of these types of electronic products, as well as by persons and teams engaged in research and development of new types of equipment and technologies. According to the World Electronic Circuits Council’s “WECC Global/PCB Production Report — 2005 Baseline Data,” total PCB production in 2005 is estimated to be over $42.4 billion.

In contrast to global trends, however, production of PCBs in North America has declined by approximately 60% since 2000, to approximately $3.8 billion in 2004, and is expected to remain flat over the next several years according to the Executive Market Technology Forum — A Business Intelligence Program for IPC Members which we refer to as EMTF, survey: Analysis of the North American Rigid Printed Circuit Board and Related Materials Industries for the year 2005, which we refer to as the EMTF 2005 Analysis. The rapid decline in United States production was caused by (i) reduced demand for and spending on PCBs following the technology and telecom industry decline in early 2000; and (ii) increased competition for volume production of PCBs from Asian competitors benefiting from both lower labor costs and less restrictive waste and environmental regulations. While Asian manufacturers have made large market share gains in the PCB industry overall, both prototype production and the more complex volume production have remained strong in the United States.

Both globally and domestically, the PCB market can be separated into three categories based on required lead time and order volume:

•	Prototype PCBs — These PCBs are manufactured typically for customers in research and development departments of original equipment manufacturers, or OEMs, and academic institutions. Prototype PCBs are manufactured to the specifications of the customer, within certain manufacturing guidelines designed to increase speed and reduce production costs. Prototyping is a critical stage in the research and development of new products. These prototypes are used in the design and launch of new electronic equipment and are typically ordered in volumes of 1 to 50 PCBs. Because the prototype is used primarily in the research and development phase of a new electronic product, the life cycle is relatively short and requires accelerated delivery time frames of usually less than five days and very high, error-free quality.

•	Quick-Turn Production PCBs — These PCBs are used for intermediate stages of testing for new products prior to full scale production. After a new product has successfully completed the prototype phase, customers undergo test marketing and other technical testing. This stage requires production of larger quantities of PCBs in a short period of time, generally 10 days or less, while it does not yet require high production volumes. This transition stage between low-volume prototype production and volume production is known as quick-turn production. Manufacturing specifications conform strictly to end product requirements and order quantities are typically in volumes of 10 to 500. Similar to prototype PCBs, response time remains crucial as the delivery of quick-turn PCBs can be a gating item in the development of electronic products.

•	Volume Production PCBs — These PCBs are used in the full scale production of electronic equipment and specifications conform strictly to end product requirements. Production PCBs are ordered in large quantities, usually over 100 units, and response time is less important, ranging between 15 days to 10 weeks or more.

These categories can be further distinguished based on board complexity, with each portion facing different competitive threats. Advanced Circuits competes largely in the prototype and quick-turn production portions of the North American market, which have not been significantly impacted by the Asian based manufacturers due to the quick response time required for these products. The North American prototype and quick-turn production sectors combined represent approximately $1.7 billion in the PCB production industry according to the EMTF 2005 Analysis.

Several significant trends are present within the PCB manufacturing industry, including:

•	Increasing Customer Demand for Quick-Turn Production Services — Rapid advances in technology are significantly shortening product life-cycles and placing increased pressure on OEMs to develop new products in shorter periods of time. In response to these pressures, OEMs invest heavily on research and development, which results in a demand for PCB companies that can offer engineering support and quick-turn production services to minimize the product development process.

•	Increasing Complexity of Electronic Equipment — OEMs are continually designing more complex and higher performance electronic equipment, requiring sophisticated PCBs. To satisfy the demand for more advanced electronic products, PCBs are produced using exotic materials and increasingly have higher layer counts and greater component densities. Maintaining the production infrastructure necessary to manufacture PCBs of increasing complexity often requires significant capital expenditures and has acted to reduce the competitiveness of local and regional PCB manufacturers lacking the scale to make such investments.

•	Shifting of High Volume Production to Asia — Asian based manufacturers of PCBs are capitalizing on their lower labor costs and are increasing their market share of volume production of PCBs used, for example, in high-volume consumer electronics applications, such as personal computers and cell phones. Asian based manufacturers have been generally unable to meet the lead time requirements for prototype or quick-turn PCB production or the volume production of the most complex PCBs. This “offshoring” of high-volume production orders has placed increased pricing pressure and margin compression on many small domestic manufacturers that are no longer operating at full capacity. Many of these small producers are choosing to cease operations, rather than operate at a loss, as their scale, plant design and customer relationships do not allow them to focus profitably on the prototype and quick-turn sectors of the market.

Products and Services

A PCB is comprised of layers of laminate and contains patterns of electrical circuitry to connect electronic components. Advanced Circuits manufactures 2 to 12 layer PCBs, and has the capability to manufacture up to 14 layer PCBs. The level of PCB complexity is determined by several characteristics, including size, layer count, density (line width and spacing), materials and functionality. Beyond complexity, a PCB’s unit cost is determined by the quantity of identical units ordered, as engineering and production setup costs per unit decrease with order volume, and required production time, as longer times often allow increased efficiencies and better production management. Advanced Circuits primarily manufactures lower complexity PCBs.

To manufacture PCBs, Advanced Circuits generally receives circuit designs from its customers in the form of computer data files emailed to one of its sales representatives or uploaded on its interactive website. These files are then reviewed to ensure data accuracy and product manufacturability. Processing these computer files, Advanced Circuits generates images of the circuit patterns that are then physically developed on individual layers, using advanced photographic processes. Through a variety of plating and etching processes, conductive materials are selectively added and removed to form horizontal layers of thin circuits, called traces, which are separated by insulating material. A finished multilayer PCB laminates together a number of layers of circuitry. Vertical connections between layers are achieved by metallic plating through small holes, called vias. Vias are made by highly specialized drilling equipment capable of achieving extremely fine tolerances with high accuracy.

Advanced Circuits assists its customers throughout the life-cycle of their products, from product conception through volume production. Advanced Circuits works closely with customers throughout each phase of the PCB development process, beginning with the PCB design verification stage using its unique online FreeDFM.com tool. FreeDFM.comTM, which was launched in 2002, enables customers to receive a free manufacturability assessment report within minutes, indicating whether Advanced Circuits has the files and data necessary to build the job before the order process is completed and manufacturing begins. The combination of Advanced Circuits’ user-friendly website and its design verification tool reduces the amount of human labor involved in the manufacture of each order as PCBs move from Advanced Circuits’ website directly to its computer numerical control, or CNC, machines for production, saving Advanced Circuits and customers cost and time. As a result of its ability to rapidly and reliably respond to the critical customer requirements, Advanced Circuits generally receives a premium for their prototype and quick-turn PCBs as compared to volume production PCBs.

Advanced Circuits manufactures all high margin prototype and quick-turn orders internally but often utilizes external partners to manufacture production orders that do not fit within its capabilities or capacity constraints at a given time. Advanced Circuits has 11 external partners, some with multiple production facilities. As a result, Advanced Circuits constantly adjusts the portion of volume production PCBs produced internally to both maximize profitability and ensure that internal capacity is fully utilized.

The following table shows Advanced Circuits’ gross revenue by products and services for the periods indicated:

Gross Sales by Products and Services(1)

	December 31, 2006	December 31, 2005

Prototype Production	33.4%	34.0%
Quick-Turn Production	32.1%	32.0%
Volume Production	20.4%	20.1%
Third Party	14.1%	13.9%

Total	100.0%	100.0%

(1)	As a percentage of gross sales, exclusive of sale discounts.

Competitive Strengths

Advanced Circuits has established itself as a provider of prototype and quick-turn PCBs in North America and focuses on satisfying customer demand for on-time delivery of high-quality PCBs. Advanced Circuits’ management believes the following factors differentiate it from many industry competitors:

•	Numerous Unique Orders Per Day — For the year ended December 31, 2006, Advanced Circuits received an average of over 290 customer orders per day. Due to the large quantity of orders received, Advanced Circuits is able to combine multiple orders in a single panel design prior to production. Through this process, Advanced Circuits is able to significantly reduce the number of costly, labor intensive equipment set-ups required to complete several manufacturing orders. As labor represents the single largest cost of production, management believes this capability gives Advanced Circuits a unique advantage over other industry participants. Advanced Circuits maintains proprietary software to maximize the number of units placed on any one panel design. A single panel set-up typically accommodates 1 to 12 orders. Further, as a “critical mass” of like orders are required to maximize the efficiency of this process, management believes Advanced Circuits is uniquely positioned as a low cost manufacturer of prototype and quick-turn PCBs.

•	Diverse Customer Base — Advanced Circuits possesses a customer base with little industry or customer concentration exposure. During fiscal year ended December 31, 2006, Advanced Circuits did business with over 8,000 customers and added approximately 225 new customers per month. Advanced Circuits’ website receives thousands of hits per day and, each month during 2005, it received approximately 600 requests to establish new web accounts. For the year ended December 31, 2006, no customer represented over 2% of net sales.

•	Highly Responsive Culture and Organization — A key strength of Advanced Circuits is its ability to quickly respond to customer orders and complete the production process. In contrast to many competitors that require a day or more to offer price quotes on prototype or quick-turn production, Advanced Circuits offers its customers quotes within seconds and the ability to place or track orders any time of day. In addition, Advanced Circuits’ production facility operates three shifts per day and is able to ship a customer’s product within 24 hours of receiving its order.

•	Proprietary FreeDFM.comTM Software — Advanced Circuits offers its customers unique design verification services through its online FreeDFM.comTM tool. This tool, which was launched in 2002, enables customers to receive a free manufacturability assessment report, within minutes, resolving design problems before customers place their orders. The service is relied upon by many of Advanced Circuits’ customers to reduce design errors and minimize production costs. Beyond improved customer service, FreeDFM.comTM has the added benefit of improving the efficiency of Advanced Circuits’ engineers, as many routine design problems, which typically require an engineer’s time and attention to identify, are identified and sent back to customers automatically.

•	Established Partner Network — Advanced Circuits has established third party production relationships with PCB manufacturers in North America and Asia. Through these relationships, Advanced Circuits is able to offer its customers a full suite of products including those outside of its core production capabilities. Additionally, these relationships allow Advanced Circuits to outsource orders for volume production and focus internal capacity on higher margin, short lead time, production and quick-turn manufacturing.

Business Strategies

Advanced Circuits’ management is focused on strategies to increase market share and further improve operating efficiencies. The following is a discussion of these strategies:

•	Increase Portion of Revenue from Prototype and Quick-Turn Production — Advanced Circuits’ management believes it can grow revenues and cash flow by continuing to leverage its core prototype and quick-turn capabilities. Over its history, Advanced Circuits has developed a suite of capabilities that its management believes allow it to offer a combination of price and customer service unequaled in the market. Advanced Circuits intends to leverage this factor, as well as its core skill set, to increase net sales derived from higher margin prototype and quick-turn production PCBs. In this respect, marketing and advertising efforts focus on attracting and acquiring customers that are likely to require these premium services. And while production composition may shift, growth in these products and services is not expected to come at the cost of declining sales in volume production PCBs as Advanced Circuits intends to leverage its extensive network of third-party manufacturing partners to continue to meet customers’ demand for these services.

•	Acquire Customers from Local and Regional Competitors — Advanced Circuits’ management believes the majority of its competition for prototype and quick-turn PCB orders comes from smaller scale local and regional PCB manufacturers. As an early mover in the prototype and quick-turn sector of the PCB market, management believes that Advanced Circuits has been able to grow faster and achieve greater production efficiencies than many industry participants. Management believes Advanced Circuits can continue to use these advantages to gain market share. Further, Advanced Circuits has begun to enter into prototype and quick-turn manufacturing relationships with several subscale local and regional PCB manufacturers. According to Fabfile online, in 2004 there were over 400 small PCB manufacturers with annual sales of under $10 million. Management believes that while many of these manufacturers maintain strong, longstanding customer relationships, they are unable to produce PCBs with short turn-around times at competitive prices. As a result, Advanced Circuits is beginning to seize upon a significant opportunity for growth by providing production support to these manufacturers or direct support to the customers of these manufacturers, whereby the manufacturers act more as a broker for the relationship.

•	Remain Committed to Customers and Employees — Over its history, Advanced Circuits has remained focused on providing the highest quality product and service to its customers. Management believes this focus has allowed Advanced Circuits to achieve its outstanding delivery and quality record. Advanced Circuits’ management believes this reputation is a key competitive differentiator and is focused on maintaining and building upon it. Similarly, management believes its committed base of employees is a key differentiating factor. Advanced Circuits currently has a profit sharing program and tri-annual bonuses for all of its employees. Management also occasionally sets additional performance targets for individuals and departments and establishes rewards, such as lunch celebrations or paid vacations, if these goals are met. Management believes that Advanced Circuits’ emphasis on sharing rewards and creating a positive work environment has led to increased loyalty. As a result, Advanced Circuits plans on continuing to focus on similar programs to maintain this competitive advantage.

Research and Development

Advanced Circuits engages in continual research and development activities in the ordinary course of business to update or strengthen its order processing, production and delivery systems. By engaging in these activities, Advanced Circuits expects to maintain and build upon the competitive strengths from which it benefits currently.

Customers

Advanced Circuits’ focus on customer service and product quality has resulted in a broad base of customers in a variety of end markets, including industrial, consumer, telecommunications, aerospace/defense, biotechnology and electronics manufacturing. These customers range in size from large, blue-chip manufacturers to small, not-for-profit university engineering departments. For the year ended December 31, 2006, no single customer accounted for more than 2% of net sales. The following table sets forth management’s estimate of Advanced Circuits’ approximate customer breakdown by industry sector for the fiscal year ended December 31, 2006:

2006 Customer
Industry Sector	Distribution

Electrical Equipment and Components	40%
Measuring Instruments	15%
Electronics Manufacturing Services	11%
Engineer Services	5%
Industrial and Commercial Machinery	5%
Business Services	5%
Wholesale Trade-Durable Goods	3%
Educational Institutions	2%
Transportation Equipment	5%
All Other Sectors Combined	9%

Total	100%

Management estimates that over 70% of all Advanced Circuits’ orders are new, first time designs and approximately 90% of orders are generated from existing customers. Moreover, approximately 65% of Advanced Circuits’ orders are derived from orders delivered within five days.

Sales and Marketing

Advanced Circuits has established a “consumer products” marketing strategy to both acquire new customers and retain existing customers. Advanced Circuits uses initiatives such as direct mail postcards, web banners, aggressive pricing specials and proactive outbound customer call programs. Advanced Circuits spends approximately 2% of net sales each year on its marketing initiatives and has 20 people dedicated to its marketing and sales efforts. These individuals are organized geographically and each is responsible for a region of North America. The sales team takes a systematic approach to placing sales calls and receiving inquiries and, on average, will place between 200 and 300 outbound sales calls and receive between 160 and 220 inbound phone inquiries per day. Beyond proactive customer acquisition initiatives, management believes a substantial portion of new customers are acquired through referrals from existing customers. Many other customers are acquired over the internet where Advanced Circuits generates approximately 90% of its orders from its website.

Once a new client is acquired, Advanced Circuits offers an easy to use customer-oriented website and proprietary online design and review tools to ensure high levels of retention. By maintaining contact with its customers to ensure satisfaction with each order, Advanced Circuits has developed strong customer loyalty, as demonstrated by over 90% of its orders being received from existing customers. Included in each customer order is an Advanced Circuits postage pre-paid “bounce-back” card on which a customer can evaluate Advanced Circuits’ services and send back any comments or recommendations. Each of these cards is read by senior members of management, and Advanced Circuits adjusts its services to respond to the requests of its customer base.

Competition

There are currently an estimated 460 active domestic PCB manufacturers. Advanced Circuits’ competitors differ among its products and services.

Competitors in the prototype and quick-turn PCBs production industry include generally large companies as well as small domestic manufacturers. The three largest independent domestic prototype and quick-turn PCB manufacturers in North America are DDi Corp., TTM Technologies, Inc. and Merix Corporation. Though each of these companies produces prototype PCBs to varying degrees, in many ways they are not direct competitors with Advanced Circuits. In recent years, each of these firms has primarily focused on producing boards with higher layer counts in response to the offshoring of low and medium layer count technology to Asia. Compared to Advanced Circuits, prototype and quick-turn PCB production accounts for much smaller portions of each of these firms’ revenues. Further, these competitors often have much greater customer concentrations and a greater portion of sales through large electronics manufacturing services intermediaries. Beyond large, public companies, Advanced Circuits’ competitors include numerous small, local and regional manufacturers, often with revenues of under $10 million, that have long-term customer relationships and typically produce both prototype and quick-turn PCBs and production PCBs for small OEMs and EMS companies. The competitive factors in prototype and quick-turn production PCBs are response time, quality, error-free production and customer service. Competitors in the long lead-time production PCBs generally include large companies, including Asian manufacturers, where price is the key competitive factor.

New market entrants into prototype and quick-turn production PCBs confront substantial barriers including significant investments in equipment, highly skilled workforce with extensive engineering knowledge and compliance with environmental regulations. Beyond these tangible barriers, Advanced Circuits’ management believes that its network of customers, established over the last 17 years, would be very difficult for a competitor to replicate.

Suppliers

Advanced Circuits’ raw materials inventory is small relative to sales and must be regularly and rapidly replenished. Advanced Circuits uses a just-in-time procurement practice to maintain raw materials inventory at low levels. Additionally, Advanced Circuits has established consignment relationships with several vendors allowing it to pay for raw materials as used. Because it provides primarily lower-volume quick-turn services, this inventory policy does not hamper its ability to complete customer orders. Raw material costs constituted approximately 13.3% of net sales for the fiscal year ended December 31, 2006.

The primary raw materials that are used in production are core materials, such as copper clad layers of glass and chemical solutions, such as copper and gold for plating operations, photographic film and carbide drill bits. Multiple suppliers and sources exist for all materials. Adequate amounts of all raw materials have been available in the past, and Advanced Circuits’ management believes this will continue in the foreseeable future. Advanced Circuits works closely with its suppliers to incorporate technological advances in the raw materials they purchase. Advanced Circuits does not believe that it has significant exposure to fluctuations in raw material prices. Though Advanced Circuits’ primary raw material, laminates, has recently experienced a significant increase in price, the impact on its cost of sales was minimal as the increase accounted for only a 0.5% increase in cost of sales as a percentage of net sales. Further, as price is not the primary factor affecting the purchase decision of many of Advanced Circuits’ customers, management has historically passed along a portion of raw material price increases to its customers.

Intellectual Property

Advanced Circuits seeks to protect certain proprietary technology by entering into confidentiality and non-disclosure agreements with its employees, consultants and customers, as needed, and generally limits access to and distribution of its proprietary information and processes. Advanced Circuits’ management does not believe that patents are critical to protecting Advanced Circuits’ core intellectual property, but, rather, that its effective and quick execution of fabrication techniques, its website FreeDFM.comTM and its highly skilled workforce’s expertise are the primary factors in maintaining its competitive position.

Advanced Circuits uses the following brand names: FreeDFM.comTM, 4pcb.comTM, 4PCB.comTM, 33each.comTM, barebonespcb.comTM and Advanced CircuitsTM. These trade names have strong brand equity and have significant value and are material to Advanced Circuits’ business.

Regulatory Environment

In light of Advanced Circuits manufacturing operations, its facilities and operations are subject to evolving federal, state and local environmental and occupational health and safety laws and regulations. These include laws and regulations governing air emissions, wastewater discharge and the storage and handling of chemicals and hazardous substances. Advanced Circuits’ management believes that Advanced Circuits is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations. New requirements, more stringent application of existing requirements, or discovery of previously unknown environmental conditions may result in material environmental expenditures in the future. Advanced Circuits has been recognized three times for exemplary environmental compliance as it was awarded the Denver Metro Wastewater Reclamation District Gold Award for the years 2002, 2003 and 2005.

Employees

As of December 31, 2006, Advanced Circuits employed approximately 200 persons. Of these employees, there were 22 in sales and marketing, 5 in information technology, 9 in accounting and finance, 30 in engineering, 14 in shipping and maintenance, 115 in production and 5 in management. None of Advanced Circuits’ employees are subject to collective bargaining agreements. Advanced Circuits believes its relationship with its employees is good.

Aeroglide

Overview

Aeroglide, headquartered in Cary, North Carolina, is a leading global designer and manufacturer of industrial drying and cooling equipment. Aeroglide’s machinery is used in the production of a variety of human foods, animal and pet feeds and industrial products. On February 28, 2007, we made loans to and purchased a controlling interest in Aeroglide totaling $57 million. Our controlling interest represents approximately 89% of the stock of Aeroglide on a fully diluted basis. Aeroglide had revenues of $48.1 million and operating income of $3.1 million for the full-year ended December 31, 2006.

Aeroglide produces specialized thermal processing equipment designed to remove moisture and heat from, as well as roast, toast and bake, a variety of processed products. These lines include conveyor driers and coolers, impingement driers, drum driers, rotary driers, toasters, spin cookers and coolers, truck and tray driers, and related auxiliary equipment. Aeroglide is an original equipment manufacturer fabricating its equipment in carbon or stainless steel and providing training, aftermarket components, and field service. Aeroglide utilizes an extensive engineering department to custom engineer each machine for a particular application.

History of Aeroglide

Aeroglide was founded in 1940 as a designer and manufacturer of potato packing house equipment. Within ten years of inception, Aeroglide’s focus had shifted to tower driers used for grain processing. From the 1950s through the 1970s, grain driers were the dominant product line, and Aeroglide was well known by major grain processors such as ADM, Bunge, and Cargill.

Through in-house development and acquisitions during the late 1960s, Aeroglide began to market conveyor driers and rotary driers. While initially overshadowed by tower units, conveyor driers began to emerge as the most promising future opportunity for Aeroglide in the 1980s and have since become Aeroglide’s dominant product line.

In the early 1990s, a newly installed management team implemented a series of strategic initiatives intended to capitalize on the inherent value of Aeroglide’s thermal processing capabilities in the areas of drying and cooling. As a result, Aeroglide began to exit activities and products that did not reinforce its heat transfer expertise. As part of this strategic repositioning, Aeroglide sold a Florida subsidiary that had been purchased in 1965. Additionally, in recognition of the Aeroglide’s global sales opportunity, management proactively began to develop international markets through direct foreign sales representatives. As international sales volumes increased over time, Aeroglide added foreign offices in the United Kingdom (1996), Malaysia (2002), and China (2006).

As sales momentum began to build in the late 1990s, Aeroglide focused on new product development and add-on acquisitions as future growth opportunities. Aeroglide’s talented in-house development team produced several new products, including a toaster and an impingement drier. Aeroglide subsequently acquired Food Engineering Corporation, which we refer to as FEC, in 2002, and National Drying Machinery Company in 2004, adding lines of drum driers and a greater breadth of impingement drier capabilities through the latter acquisition.

Industry

Aeroglide provides equipment and aftermarket services to processing customers across three primary markets: human food, animal feed, and diversified industrial products. Within the food processing industry, Aeroglide provides equipment to manufacturers in the ready to eat cereal, snack food, fruit and vegetable, cookie, cracker and pasta, and other segments. Within the animal feed market, Aeroglide supplies machinery to end-users across the industry’s two primary segments, pet food and aquaculture feed ingredients. In the industrial sectors, Aeroglide’s primary customer base consists of manufacturers of chemicals, polymers, nonwovens/fibers, charcoal, and a variety of other specialized industrial products.

Food Processing:  The food processing industry consists of grain and oil seed milling, sugar and confectionary product manufacturing, fruit and vegetable processing, specialty food manufacturing, dairy product manufacturing, seafood preparation and packaging, and baked goods manufacturing. A large and non-cyclical market, the food processing industry consists of many large multinational corporations and thousands of smaller-scale local and regional manufacturers.

Feed Processing:  The processing of animal feed is very similar to the production of many human foods and utilizes a range of common equipment. The feed processing industry consists of two sub-segments: dog and cat food; and animal feed. The dog and cat food manufacturing industry focuses on the processing of grains, oilseed mill products, and meats into common pet food. The animal feed manufacturing industry includes all other forms of animal food, such as livestock feed, poultry feed, and aquaculture feed.

Industrial Processing:  The sector is broadly defined to capture a variety of processed products. Aeroglide defines its participation to the following categories:

•	Chemicals — The chemicals segment includes catalyst/clay products and pigment manufacturers.

•	Polymers — The polymers segment includes absorbent gels and synthetic rubber manufacturers.

•	Non-Wovens/Fibers — The non-wovens/fibers segment includes filter, non-woven, and synthetic fiber manufacturers.

•	Charcoal — The charcoal segment includes charcoal and coal processors and manufacturers.

•	Other Industrial — The other industrial segment includes minerals, metals, waste, recycling, pharmaceuticals, plastics, tobacco, and wood processors and manufacturers.

Products and Services

Aeroglide’s capital equipment sales include conveyor driers and coolers, impingement driers, drum driers, rotary driers, toasters, spin cookers and coolers, truck and tray driers, and related auxiliary equipment. To complement its capital equipment sales, Aeroglide has grown its aftermarket service offering. Aeroglide’s aftermarket business focuses on processing line expansions, equipment retrofits and refurbishments, spare parts and general maintenance needs.

Conveyor Driers:  Conveyor driers generally account for a large portion of Aeroglide’s capital equipment sales and address the widest range of end-use applications. Employed across all of the Aeroglide’s primary served markets (e.g., food, feed and industrial), the conveyor drier transports a given product through a large tunnel, where airflow initially delivers heat to the product and then serves as the medium to discharge moisture from the process chamber. Aeroglide offers single-pass, multi-pass, and multi-stage conveyor driers in a broad array of configurations. A typical conveyor drier is 10 feet wide, 40 feet long, and 15 feet high. However, the size, bed configuration, and thermal processing capabilities of a conveyor drier are ultimately determined by the specific product application and the customer’s facility space. Conveyor driers are available in fully assembled modules (to minimize installation time) or in knock-down form (to minimize transportation and installation costs, particularly overseas). The typical selling price for a conveyor drier ranges from $200,000 to $1.5 million.

Impingement Driers:  Aeroglide impingement driers use air pressure to hold and/or agitate products during processing. Ideal for smaller products such as pharmaceuticals and snack foods, impingement driers are primarily applicable across an array of food and industrial product processes. The typical selling price for an impingement drier ranges from $500,000 to $2.0 million.

Rotary Driers:  Aeroglide rotary driers are utilized in a variety of high-volume processing applications across Aeroglide’s three primary served markets. Used to efficiently dry high-moisture products capable of tolerating vigorous agitation (including pet food, aquaculture feed, grains, chemicals, and wood products), rotary driers have been offered by Aeroglide for nearly 40 years. The typical selling price for a rotary drier ranges from $250,000 to $750,000.

Toasters:  Aeroglide’s AeroFlowTM line of toasters offers an effective and expedited processing solution for a variety of human foods. Relative to driers, toasters operate at higher temperatures and higher airflow velocities and are predominantly used in the ready to eat cereal market. The AeroFlowTM line offers faster cycle times and can be used for a range drying, toasting, roasting, and cooling applications. The typical selling price for a toaster ranges from $300,000 to $700,000.

Pulsed Fluid Bed Driers:  Introduced in 2002, Aeroglide’s pulsed fluid bed driers are one of Aeroglide’s newest product lines. Aeroglide holds an exclusive license from the Canadian government for the product line’s underlying technology, which offers a unique improvement over conventional fluid bed drying methods. Marketed under the AeroPulseTM brand name, this technology provides high thermal efficiency while using significantly less air than conventional fluid bed systems. Primarily incorporated in food and pharmaceutical processing applications, the new pulsed-air fluid bed drier technology represents a relatively untapped growth opportunity for Aeroglide. The typical selling price for a pulsed fluid bed drier ranges from $200,000 to $600,000.

Aftermarket Services:  Aeroglide’s aftermarket service offering includes mechanical redesign services related to customers’ line expansions and equipment refurbishments in addition to customized and standard replacement parts programs. Aeroglide also offers evaluative field engineering services designed to assist customers in maximizing drying equipment efficiency. Collectively, these services afford Aeroglide multiple touch points with customers between funded capital equipment projects and support Aeroglide’s overall business strategy.

Aeroglide’s aftermarket service offering leverages Aeroglide’s diverse mechanical design experience acquired through decades of working side-by-side with customers to evaluate and resolve equipment-related expansion and maintenance issues. The aftermarket services provide an incremental opportunity to expand Aeroglide’s customer base, as such services are not exclusive to Aeroglide’s estimated installed equipment base.

Aeroglide’s field engineering and drier evaluation services are offered to operators of industrial process driers to assist in optimizing the performance of installed equipment. Aeroglide’s worldwide field engineering staff has extensive experience in identifying and evaluating both immediate and longer-term drier performance improvement opportunities. Aeroglide’s expertise extends to all makes, models, and vintages of driers across a wide variety of products and processes.

Competition

Aeroglide is the largest global designer and manufacturer of industrial drying and cooling process equipment in the world, primarily competing within a $300 million global market for conveyor driers and coolers. An estimated 50 drier and cooler manufacturers participate in the worldwide market. However, due to the fragmented nature of the industry, Aeroglide competes most directly with a handful of suppliers. Growth within the broader industry and, by extension, Aeroglide’s served market, is driven by manufacturing sector expansion, capacity utilization, and capital investments in machinery and equipment.

Manufacturers of conveyor driers and coolers compete based on a common set of criteria that includes the following factors:

•	Reliability — Since many driers and coolers are operated continuously over a 10 year to 20 year period, customers are heavily focused on equipment reliability. Many processors are, therefore, willing to pay a premium for higher quality, more reliable equipment to mitigate the cost and inconvenience of unscheduled maintenance.

•	Process Knowledge — Design parameters for drying and cooling equipment include incoming and outgoing moisture levels, heat sensitivity, airflow requirements, and necessary retention times. As a result, manufacturers with significant thermal processing knowledge are usually differentiated in the marketplace. This is particularly important in the food and feed processing segments, where moisture uniformity failures can have a significant impact on a customer’s corporate image and profitability.

•	Time to Delivery — Typical times to delivery for Aeroglide’s products range from 18 weeks to 24 weeks from the order date. Given these lead times, customers typically seek suppliers who are most capable of delivering equipment on schedule.

•	Energy Efficiency — Depending on the application, drying and cooling equipment can consume a significant amount of energy. Accordingly, a more efficient machine can provide processors with enormous cost-of-ownership savings over the life of the equipment.

•	Sanitation — Many processors use a single conveyor or drier machine to produce multiple products. As a result, ease of maintenance and cleaning becomes a critical factor in the selection of an equipment manufacturer to minimize cross-contamination. Effective machinery design can minimize change-over times, thereby increasing overall equipment productivity and value to the customer.

Competitive Strengths/Growth Opportunities

Experienced, Proactive Senior Management Team:  Aeroglide’s senior management team, which has worked together since 1992, possesses over 75 years of collective tenure with Aeroglide. During the 1990s, the team proactively developed and implemented a plan that has positioned Aeroglide for long-term growth and profitability based on its core thermal processing expertise.

Proprietary Process Engineering Expertise:  Aeroglide maintains a broad base of process engineering expertise that has been developed over the past 66 years. Aeroglide’s technical expertise enables Aeroglide customers to manufacture consumable products in a more consistent and efficient manner than its competitors.

Stable, Blue-Chip Customer Base:  Aeroglide maintains long-standing relationships with many of the world’s most well-known food, feed, and industrial processors. In each year since 2002, 60% to 90% of Aeroglide’s top-10 customers represented repeat purchasers.

Outsourcing Strategy

Aeroglide has developed a network of high-quality third-party component manufacturers to augment in house manufacturing capabilities. These third-party manufacturers provide production flexibility, expanded capabilities and additional manufacturing capacity. Aeroglide’s primary sourcing relationships are local, yet it has established new outsourcing relationships in China which it expects to develop and grow in the future. Quality and delivery of all outsourced production is managed by experienced Aeroglide personnel.

Proactive Marketing of New and Redesigned Products

Management targeted new product development as a key growth catalyst in the late 1990s, and Aeroglide has continued to invest in this area over the past several years. Aeroglide is looking to build upon recent success through proactive marketing of its impingement driers, rotary driers, toasters, and drum driers, and management expects strong organic growth from these lines going forward.

Further Penetration of the High-Growth China Market

China represents a significant and rapidly evolving growth opportunity for Aeroglide, both with respect to its sales potential and sourcing opportunities. Accordingly, Aeroglide is aggressively positioning itself in the Chinese market. To further capitalize on expected robust annual growth in the Chinese industrial drier and cooler market, Aeroglide recently opened its Shanghai office, which is supported by Aeroglide’s office based in Malaysia.

Strategic Acquisitions

There may be opportunity to capitalize on the fragmented nature of the industrial drier and cooler market by proactively pursuing acquisitions. Aeroglide’s prior acquisitions of FEC and national demonstrate management’s ability to fulfill this growth strategy and have established Aeroglide as the industry’s natural consolidator.

Customers

Aeroglide has developed long-standing relationships with many leading multinational processors of human food, animal feed, and industrial products. Due to the project-oriented nature of the business, it is common for the top customer list to vary from year to year. However, in each year since 2002, 60% to 90% of Aeroglide’s top ten customers represent repeat purchasers. Over the past five years, Aeroglide’s top ten customers have accounted for approximately 40% to 50% of total annual sales.

Sales and Marketing

Sales Strategy:  Aeroglide possesses the largest sales and marketing organization in the industrial conveyor process drying and cooling industry. Aeroglide’s integrated, highly technical outreach effort, which spans Aeroglide’s applications engineering, service and installation, product testing, and traditional capital equipment and aftermarket sales departments, services current and prospective customers from four branch offices (one domestic and three international). Aeroglide approaches the market with a value-added strategy, and management reinforces this message by utilizing selected media advertising outlets and participating in numerous annual industry trade shows around the world. Aeroglide provides a high level of customer service, product-specific knowledge, and customized technical expertise through the depth of its team.

The nature of customers’ capital equipment purchasing decisions results in a dynamic sales cycle. For long-time customers with tightly defined thermal processing parameters, a new equipment order can conclude in three months. For prospective customers with more flexible processing requirements and rigorous internal approval processes, the sales cycle can extend for up to 12 months. On average, Aeroglide’s typical sales cycle is 6 months to 9 months in duration.

Facilities

Aeroglide’s Cary, North Carolina, facility serves as Aeroglide’s corporate headquarters and primary manufacturing location. Aeroglide performs all of its administration, in-house production, design, and the vast majority of its process engineering work at the Cary facility. Aeroglide also leases a product testing laboratory facility and storage space in the Cary area. The combined facilities in the Cary area contain approximately 130,000 square feet and houses Aeroglide’s capital equipment and aftermarket fabrication and assembly functions. In addition, Aeroglide leases sales and service facilities in Trevose, Pennsylvania; Stamford, England; Shanghai, China; and Malaysia.

Legal Proceedings

Aeroglide is, from time to time, involved in litigation and the subject of various claims and complaints arising in the ordinary course of business. In the opinion of Aeroglide’s management, the ultimate disposition of these matters will not have a material adverse effect on Aeroglide’s business, results of operations and financial condition.

Employees

Aeroglide employs a non-unionized workforce of approximately 200 full-time employees. In addition, Aeroglide utilizes an experienced pool of part-time direct laborers to satisfy increased production demand.

Anodyne

Overview

Anodyne headquartered in Los Angeles, California, is a leading manufacturer of medical support surfaces and patient positioning devices used primarily for the prevention and treatment of pressure wounds experienced by patients with limited or no mobility.

On August 1, 2006 we made loans to and purchased a controlling interest in Anodyne totaling $30.4 million, approximately $17.3 million of which we paid in cash and the remainder of which we paid by issuing 950,000 of our newly issued shares at a price of $13.77 per share. Our controlling interest represents approximately 47.3% of the outstanding capital of Anodyne stock on a fully diluted basis and approximately 69.8% of the voting power on a fully diluted basis.

For the full year ended December 31, 2006, Anodyne had net sales of approximately $23.4 million and had operating income of approximately $0.3 million. Since August 1, 2006, the date of our acquisition, Anodyne had revenues of $12.2 million and an operating loss of approximately $0.5 million. Anodyne had total assets of $44.7 million at December 31, 2006. Revenues from Anodyne, since our acquisition, represented approximately 3.0% of our total revenues for the 2006 fiscal year.

History of Anodyne

Anodyne was initially formed in early 2006 to acquire AMF and SenTech, located in Corona, California and Coral Springs, Florida, respectively. AMF was a leading manufacturer of powered and static mattress replacement systems, mattress overlays, seating cushions and patient positing devices. SenTech was a leading designer and manufacturer of advanced electronically controlled alternating pressure, low air loss and lateral rotation specialty support surfaces for the wound care industry. Prior to its acquisition, SenTech had established a premium brand in the less price sensitive therapeutic market while AMF competed in the more price sensitive preventive market.

On October 5, 2006, Anodyne acquired the patient positioning device business of Anatomic, for approximately $8.6 million. In addition, acquisition costs totaling $0.5 million were accrued in connection with the purchase transaction. The acquired operations were merged into Anodyne’s operations.

Industry

The medical support surfaces industry is fragmented in nature. Management estimates the market is comprised of approximately 70 small participants who design and manufacture products for preventing and treating decubitus ulcers. Decubitus ulcers, or pressure ulcers, are formed on immobile medical patients through continued pressure on one area of skin. Manufacturers of medical support surfaces typically sell to one of several large medical distribution companies who rent or sell the products to hospitals, long-term care facilities and home health care organizations.

Decubitus ulcers are caused by the placement of continuous pressure on some point of skin for a prolonged period of time. Immobility caused by injury, old age, chronic illness or obesity are the main causes for the development of pressure ulcers. In these cases, the person lying in the same position for a long period of time puts pressure on a small portion of the body surface. This pressure, if continued for a sustained period, can close blood capillaries that provide oxygen and nutrition to the skin. Over a period of time, these cells deprived of oxygen begin to break down and form sores. Contributing factors to the development of pressure ulcers are sheer, or pull on the skin due to the underlying fabric, and moisture, which increases propensity to deteriorate.

The total U.S. market for compression therapy and pressure reduction/relief products was valued at approximately $1.1 billion in 2004 and is forecasted to reach $1.6 billion in 2014. Management believes the medical support surfaces industry will continue to grow due to several favorable demographic and industry trends including the increasing incidence of obesity in the United states, increasing life expectancies, and an increasing emphasis on prevention of pressure ulcers by hospitals and long term care facilities.

According to the Centers for Disease Control and Prevention, between the years 1980 and 2000, obesity rates more than doubled among adults in the United States. Studies have shown that this increase in obesity has been a key factor in rising medical costs over the last 15 years. According to one study done at Emory University, increases in obesity rates have accounted for 27% of the increase in health care spending between 1987 and 2001. As individuals become less mobile, they are more likely to require either preventative mattresses to better disperse weight and reduce pressure areas or therapeutic mattresses to shift weight and pressure. Similar to how obesity increases the occurrence of immobility, so too does an aging society. As life expectancy expands in the US due to improved health care and nutrition, so too does the probability that an individual will be immobile for a portion of their lives. In addition, as individuals age, skin becomes more susceptible to breakdown increasing the likelihood of developing pressure ulcers.

Beyond favorable demographic trends, Anodyne’s management believes hospitals and other care providers are placing an increased emphasis on the prevention of pressure ulcers. It is estimated that 2.5 million pressure ulcers are treated in the U.S. each year in acute care facilities alone, costing an estimated $1.1 billion. According to Medicare reimbursement guidelines, pressure ulcers are eligible for reimbursement by third party payers only when they are diagnosed upon hospital admission. Additionally, third party payers only provide reimbursement for preventative mattresses under limited circumstances. The end result is that if an at-risk patient develops pressure ulcers while at the hospital, the hospital is required to bear the cost of healing. As a result of increasing litigation and the high cost of healing pressures ulcers, hospitals and other care providers are now focusing on using pressure relief equipment to reduce the incidence of acquired pressure ulcers.

Products and Services

Specialty beds, mattress replacements and overlays are the primary products currently available for pressure relief and pressure reduction to treat and prevent decubitus ulcers. The market for specialty beds and support surfaces include the acute care centers, long-term care centers, nursing home centers and home healthcare centers. Medical support surfaces are designed to have preventative and/or therapeutic uses. Four basic product categories are:

Alternating pressure mattress replacements:  Mattresses which can be used for therapy or prevention and are typically manufactured using air cylinders or a combination of air cylinders and foam. Systems are designed to inflate every other cylinder while contiguous cylinders deflate in an alternating pattern. The alternating inflation and deflation prevents sustained pressure on an area of skin by shifting pressure from one area to another. Typically a control unit is included in an alternating pressure system that provides automatic changes in the distribution of air pressure. While today this segment represents a small portion of the overall market for medical support surfaces, Anodyne’s management expects it to grow rapidly, due to the superior therapeutic and preventative benefits of alternating pressure and increased focus on the prevention and treatment of bed sores. Anodyne produces a range of alternating pressure mattress replacements and, as confirmed by customer interviews, is viewed as a leader in development of these systems.

Low air loss mattress replacements:  Mattresses that allow air to flow from the mattress and adjust support according to the patients’ weight and position. Low air loss systems may provide additional features such as controlled air leakage, which reduces skin moisture levels, and lateral rotation which can aid in patient turning and reduces risks associated with fluid building up in a patient’s lungs. Anodyne currently produces low air loss mattress systems which management believes is the only low air loss product on the market that gets air to the patient’s skin directly through a patented process.

Static mattress replacement systems:  Consists of mattresses which have no powered elements. Their support material can be composed of foam, air, water, gel or a combination of the two. In the case of water or gel materials, they are held in place with containment bladders. Static mattress replacement systems distribute a patient’s body weight to lessen forces on pressure points. These products currently comprise the majority of support surfaces. Currently Anodyne manufactures a range of foam based static mattress systems.

Mattress overlays and positioning devices:  These products are gel based, foam based or air filled surfaces which help to position patients and prevent the development of bed sores through reducing heat, sheer and moisture. Overlays reduce the incidence of bed sores by providing air to the patient’s skin and dispersion pressure through the use of foams and gels. Positioning devices are used to position patients for procedures as well as to minimize the likelihood of developing a pressure ulcer during those procedures. Anodyne offers a range of foam based mattress overlays and positioning devices.

Competition

The competition in the medical support surfaces market is based on product performance, price and durability. Other factors may include the technological ability of a manufacturer to customize their product offering to meet the needs of large distributors. Anodyne competes with approximately 70 manufacturers of varying sizes who then sell predominantly through distributors to the acute care, long term care and home health care markets. Specific competitors include Gaymar Industries, Inc., Span America and WCW, Inc. and other smaller competitors. Anodyne differentiates itself from these competitors based on the quality of the products it manufactures as well as its ability to produce a full line of foam and air mattresses and positioning devices. While many manufacturers specialize in the production of a single type of support surface, as skills required to develop and manufacture products vary by materials used, Anodyne is able to offer its customers a full spectrum of support surfaces. In addition, Anodyne’s management believes that its multiple locations provide it with a competitive advantage due to its ability to offer standard products nationwide.

Business Strategies

Anodyne’s management is focused on strategies to grow revenues, improve operating efficiency and improve gross margins. Of particular note, Anodyne has completed three acquisitions since its inception and believes that numerous benefits to consolidation exist within the support surfaces industry. The following is a discussion of these strategies:

•	Offer customers high quality, consistent product, on a national basis — Products produced by Anodyne and its competitors are typically bulky in nature and may not be conducive to shipping. Management believes that many of its competitors do not have the scale or resources required to produce support surfaces for national distributors and believes that customers value manufacturers with the scale and sophistication required to meet these needs.

•	Leverage scale to provide industry leading research and development — Medical support surfaces are becoming increasingly advanced in nature. Anodyne’s management believes that many smaller competitors to do not have the resources required to effectively meet the changing needs of their customers and believes that increased scale acquired though acquisitions will allow it to better serve its customers through industry leading research and development.

•	Pursue cost savings through scale purchasing and operational improvements — As many of the products used to manufacture medical support surfaces are standard in nature, management believes that increased scale achieved through acquisitions will allow it to benefit from lower costs of materials and therefore lower costs of sales. In addition, management believes that there are opportunities to improve the operations of smaller acquired entities and in turn benefit from production efficiencies.

Research and Development

Anodyne develops products both independently and in partnership with large distribution intermediaries. Initial steps of product development are typically made independently. Larger distribution market participants will typically require further product development to ensure mattress systems have the desired properties while smaller distributors will tend to buy more standardized products. Anodyne has seven dedicated professionals, including individuals focused on process engineering, design engineering, and electrical engineering, working on the development of the company’s next generation of support surfaces.

Customers

Support surfaces are primarily sold through distributors to acute care (hospitals) facilities, long term care facilities and home health care organizations. The acute care distribution market for support surfaces is dominated by large suppliers such as Stryker Corporation, Hillenbrand Industries Inc. and Kinetic Concepts, Inc. Beyond national distribution intermediaries there are numerous smaller local distributors who will purchase more standardized support surfaces from Anodyne as quantities ordered may not be adequate to justify further development and customization.

Suppliers

Anodyne’s two primary raw materials used are polyurethane foam and fabric (primarily nylon fabric). Among Anodyne’s largest suppliers are Foamex International, Inc. and Future Foam, Inc. Anodyne uses multiple suppliers for foam and fabric and believes that these raw materials are in adequate supply and are available from many suppliers at competitive prices.

Intellectual Property

Many of Anodyne’s products are patent protected in the United States. Anodyne has five patents issued, filed from 1996 to 2005, and has two filed and pending patents.

Regulatory Environment

The FDCA, and regulations issued or proposed thereunder, provide for regulation by the FDA of the marketing, manufacture, labeling, packaging and distribution of medial devices, including Anodyne’s products. These regulations require, among other things, that medical device manufacturers register with the FDA, list devices manufactured by them, and file various inspections by regulatory authorities and must comply with good manufacturing practices as required by the FDA and state regulatory authorities. Anodyne’s management believes that the company is in substantial compliance with applicable regulations and does not anticipate having to make any material expenditures as a result of FDA or other regulatory requirements.

Legal Proceedings

Anodyne is, from time to time, involved in litigation and the subject of various claims and complaints arising in the ordinary course of business. In the opinion of Anodyne’s management, the ultimate disposition of these matters will not have a material adverse effect on Anodyne’s business.

Employees

As of December 31, 2006, Anodyne employed 128 persons in all its locations. In addition, there were 174 leased employees consisting primarily of production employees.

CBS Personnel

Overview

CBS Personnel, headquartered in Cincinnati, Ohio, is a provider of temporary staffing services in the United States. CBS Personnel also provides its clients with other complementary human resource service offerings such as employee leasing services, permanent staffing and temporary-to-permanent placement services. Currently, CBS Personnel operates 144 branch locations in various cities in 18 states. CBS Personnel and its subsidiaries have been associated with quality service in their markets for more than 30 years.

CBS Personnel serves over 4,000 corporate and small business clients and in an average week places over 24,000 temporary employees in a broad range of industries, including manufacturing, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare and finance. We believe the quality of CBS Personnel’s branch operations and its strong sales force provide CBS Personnel with a competitive advantage over other placement services. CBS Personnel’s senior management, collectively, has over 75 years of experience in the human resource outsourcing industry and other closely related industries.

Concurrent with the IPO, we made loans to and purchased a controlling interest in CBS Personnel totaling approximately $127.8 million. Our controlling interest represents approximately 96.1% of the outstanding capital stock on a primary basis and approximately 92.1% on a fully diluted basis. In November 2006, CBS Personnel acquired substantially all the assets of PMC Staffing Solutions, Inc., d/b/a Strategic Edge Solutions, which we refer to as SES, for approximately $5.1 million.

For the fiscal year ended December 31, 2006 and the fiscal year ended December 31, 2005, temporary staffing generated approximately 97.2% and 97.1% of CBS Personnel’s revenues, respectively, while the employee leasing and temporary-to-permanent staffing and permanent placement accounted for the remaining revenues. For the years ended December 31, 2006 and December 31, 2005, CBS Personnel had revenues of approximately $551.1 million and $543.0 million, respectively.

Since May 16, 2006, the date of our acquisition, CBS Personnel has had revenues of $352.4 million and operating income of $17.1 million. CBS Personnel had total assets of $142.6 million at December 31, 2006. Revenues from CBS Personnel represented 85.8% of our total revenues for the 2006 fiscal year.

History of CBS Personnel

In August 1999, CGI acquired Columbia Staffing through a newly formed holding company. Columbia Staffing is a provider of light industrial, clerical, medical, and technical personnel to clients throughout the southeast. In October 2000, CGI acquired through the same holding company CBS Personnel Services, Inc., a Cincinnati-based provider of human resources outsourcing. CBS Personnel Services, Inc. began operations in 1971 and is a provider of temporary staffing services in Ohio, Kentucky and Indiana, with a particularly strong presence in the metropolitan markets of Cincinnati, Dayton, Columbus, Lexington, Louisville, and Indianapolis. The name of the holding company that made these acquisitions was later changed to CBS Personnel Holdings, Inc.

In 2004, CBS Personnel expanded geographically through the acquisition of Venturi Staffing Partners, which we refer to as VSP, formerly a wholly owned subsidiary of Venturi Partners. VSP is a provider of temporary staffing, temp-to-hire and permanent placement services operating through branch offices located primarily in economically diverse metropolitan markets including Boston, New York, Atlanta, Charlotte, Houston and Dallas, as well as both southern and northern California.

Approximately 60% of VSP’s temporary staffing revenue related to the clerical staffing, 24% related to light industrial staffing and the remaining 16% related to niche/other. Based on its geographic presence, VSP was an add-on acquisition for CBS Personnel as their combined operations did not overlap and the merger created a more national presence for CBS Personnel. In addition, the acquisition helped diversify CBS Personnel’s revenue base to be more balanced between the clerical and light industrial staffing, representing approximately 40% and 46%, respectively, of the business post-acquisition.

In November 2006, CBS Personnel acquired substantially all of the assets of SES. This acquisition gave CBS Personnel a presence in the Baltimore, Maryland area while significantly increasing its presence in the Chicago, Illinois area. SES derives the majority of its revenues from the light industrial market.

Industry

According to Staffing Industry Analysts, Inc., the staffing industry generated approximately $120 billion in revenues in 2005. The staffing industry is comprised of four product lines: (i) temporary staffing; (ii) employee leasing; (iii) permanent placement; and (iv) outplacement, representing approximately 74%, 10%, 15% and 1% of the market, respectively, according to the American Staffing Association. According to the American Staffing Association, Annual Economic Analysis of the Staffing Industry, the temporary staffing business grew by 12.5% in 2004. Over 97% of CBS Personnel’s revenues are generated in temporary staffing.

CBS Personnel competes in both the light industrial and clerical categories of the temporary staffing product line. The light industrial category is comprised of providers of unskilled and semi-skilled workers to clients in manufacturing, distribution, logistics and other similar industries. The clerical category is comprised of providers of administrative personnel, data entry professionals, call center employees, receptionists, clerks and similar employees.

According to the U.S. Bureau of Labor Statistics, or BLS, more jobs were created in professional and business services (which includes staffing) than in any other industry between 1992 and 2002. Further, BLS has projected that the professional and business services sector is expected to be the second fastest growing sector of the economy between 2002 and 2012. Companies today are operating in a more global and competitive environment, which requires them to respond quickly to fluctuating demand for their products and services. As a result, companies seek greater workforce flexibility translating to an increasing demand for temporary staffing services. This growing demand for temporary staffing should remain consistent in the near future as temporary staffing becomes an integral component of corporate human capital strategy.

Services

CBS Personnel provides temporary staffing services tailored to meet each client’s unique staffing requirements. CBS Personnel maintains a strong reputation in its markets for providing complete staffing services that includes both high quality candidates and superior client service. CBS Personnel’s management believes it is one of only a few staffing services companies in each of its markets that is capable of fulfilling the staffing requirements of both small, local clients and larger, regional or national accounts. To position itself as a key provider of human resources to its clients, CBS Personnel has developed an approach to service that focuses on:

•	providing excellent service to existing clients in a consistent and efficient manner;

•	attempting to sell additional service offerings to existing clients to increase revenue per client;

•	marketing services to prospective clients to expand the client base; and

•	providing incentives to employees through well-balanced incentive and bonus plans to encourage increased sales per client and the establishment of new client relationships.

CBS Personnel offers its clients a broad range of staffing services including the following:

•	temporary staffing services in categories such as light industrial, clerical, healthcare, construction, transportation, professional and technical staffing;

•	employee leasing and related administrative services; and

•	temporary-to-permanent and permanent placement services.

Temporary Staffing Services

CBS Personnel endeavors to understand and address the individual staffing needs of its clients and has the ability to serve a wide variety of clients, from small companies with specific personnel needs to large companies with extensive and varied requirements. CBS Personnel devotes significant resources to the development of customized programs designed to fulfill the client’s need for certain services with quality personnel in a prompt and efficient manner. CBS Personnel’s primary temporary staffing categories are described below.

•	Light Industrial — A substantial portion of CBS Personnel’s temporary staffing revenues are derived from the placement of low-to mid-skilled temporary workers in the light industrial category, which comprises primarily the distribution (“pick-and-pack”) and light manufacturing (such as assembly-line work in factories) sectors of the economy. Approximately 50% of CBS Personnel’s temporary staffing revenues were derived from light industrial for the fiscal year ended December 31, 2006.

•	Clerical — CBS Personnel provides clerical workers that have been screened, reference-checked and tested for computer ability, typing speed, word processing and data entry capabilities. Clerical workers are often employed at client call centers and corporate offices. Approximately 37% of CBS Personnel’s temporary staffing revenues were derived from clerical for the fiscal year ended December 31, 2006.

•	Technical — CBS Personnel provides placement candidates in a variety of skilled technical capacities, including plant managers, engineering management, operations managers, designers, draftsmen, engineers, materials management, line supervisors, electronic assemblers, laboratory assistants and quality control personnel. Approximately 4% of CBS Personnel’s temporary staffing revenues were derived from technical for the fiscal year ended December 31, 2006.

•	Healthcare — Through its expert placement agents in its Columbia Healthcare division, CBS Personnel provides trained candidates in the following healthcare categories: medical office personnel, medical technicians, rehabilitation professionals, management and administrative personnel and radiology technicians, among others. Approximately 2% of CBS Personnel’s temporary staffing revenues were derived from healthcare for the fiscal year ended December 31, 2006.

•	Niche/Other — In addition to the light industrial, clerical, healthcare and technical categories, CBS Personnel also provides certain niche staffing services, placing candidates in the skilled industrial, construction and transportation sectors, among others. CBS Personnel’s wide array of niche service offerings allows it to meet a broad range of client needs. Moreover, these niche services typically generate higher margins for CBS Personnel. Approximately 7% of CBS Personnel’s temporary staffing revenues were derived from niche/other for the fiscal year ended December 31, 2006.

As part of its service offerings, CBS Personnel provides an on-site program to clients employing, generally, 50 or more of its temporary employees. The on-site program manager works full-time at the client’s location to help manage the client’s temporary staffing and related human resources needs and provides detailed administrative support and reporting systems, which reduce the client’s workload and costs while allowing its management to focus on increasing productivity and revenues. CBS Personnel’s management believes this on-site program offering creates strong relationships with its clients by providing consistency and quality in the management of clients’ human resources and administrative functions. In addition, through its on-site program, CBS Personnel often gains insight into the demand for temporary staffing services in new markets, which has helped management identify possible areas for geographic expansion.

Employee Leasing Services

Through the employee leasing and administrative service offerings of its Employee Management Services, or EMS, division, CBS Personnel provides administrative services, handling the client’s payroll, risk management, unemployment services, human resources support and employee benefit programs. This results in reduced administrative requirements for employers and, most importantly, by having EMS take over the non-productive administrative burdens of an organization, affords clients the ability to focus on their core businesses.

Temporary-to-Permanent and Permanent Staffing Services

Complementary to its temporary staffing and employee leasing services, CBS Personnel offers temporary-to-permanent and permanent placement services, often as a result of requests made through its temporary staffing activities. In addition, temporary workers will sometimes be hired on a permanent basis by the clients to whom they are assigned. CBS Personnel earns fees for permanent placements, in addition to the revenues generated from providing these workers on a temporary basis before they are hired as permanent employees.

Competitive Strengths

CBS Personnel has established itself as strong and dependable providers of staffing and other resource services by responding to its customers’ staffing needs in a timely and cost effective manner. A key to CBS Personnel’s success has been its long history as well as the number of offices it operates in each of its markets. This strategy has allowed CBS Personnel to build a premium reputation in each of its markets and has resulted in the following competitive strengths:

•	Large Employee Database/Customer List — Over the course of its history, CBS Personnel’s management believes CBS Personnel has built a significant presence in most of its markets in terms of both clients and employees. CBS Personnel is successful in recruiting additional employees because of its reputation as having numerous job openings with a wide variety of clients. CBS Personnel attracts clients through its reputation as having a large database of reliable employees with a wide ranging skill set. CBS Personnel’s employee database and client list have been built over a number of years in each of its markets and serve as a major competitive strength in most of its markets.

•	Higher Operating Margins — By establishing multiple offices in the majority of the markets in which it operates, CBS Personnel is able to better leverage its selling, general and administrative expenses at the regional and field level and create higher operating income margins than its less dense competitors.

•	Scalable Business Model — By having multiple office locations in each of its markets, CBS Personnel is able to quickly scale its business model in both good and bad economic environments. For example, in 2001 and 2002 during the economic downturn, CBS Personnel was able to close offices and reduce overhead expenses while shifting business to adjacent offices. For competitors with only one office per market, closing an office requires abandoning the clients and employees in that market. During 2001 and 2002, CBS Personnel was able to reduce its overhead costs by approximately 13% while maintaining its presence in each of its markets and retaining its clients and employees.

•	Marketing Synergies — By having a number of offices in the majority of its markets, CBS Personnel allocates additional resources to marketing and selling and amortizes those costs over a larger office network. For example, while many of its competitors use selling branch managers who split time between operations and sales, CBS Personnel uses outside sales reps that are exclusively focused on bringing in new sales.

Business Strategies

CBS Personnel’s business strategy is to (i) leverage its position in its existing markets, (ii) build a presence in contiguous markets, and (iii) pursue and selectively acquire other staffing resource providers.

•	Invest in its Existing Markets — In many of its existing markets, CBS Personnel has multiple branch locations. CBS Personnel plans on continuing to invest in these existing markets through the opening of additional branch locations and the hiring of additional sales and operations employees. In addition, CBS personnel is offering complimentary human resource services to its existing clients such as full time recruiting, consulting, and administrative outsourcing. CBS Personnel has implemented an incentive plan that highly rewards its employees for selling services beyond its traditional temporary staffing services.

•	Build a Presence in Contiguous Markets — CBS Personnel plans on opening new branch locations in markets contiguous to those in which it operates. CBS Personnel believes that the cost and time required to establish profitable branch locations is minimized through expansion into contiguous markets as costs associated with advertising and administrative overhead are reduced due to proximity.

•	Pursue Selective Acquisitions — CBS Personnel views acquisitions, such as the SES acquisition in November 2006, as an attractive means to enter into a new geographical market. In some cases CBS Personnel will consider making acquisitions within its existing markets to increase its market share.

Clients

CBS Personnel serves over 4,000 clients in a broad range of industries, including manufacturing, technical, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare services and financial. These clients range in size from small, local firms to large, regional or national corporations. One of CBS Personnel’s largest clients is Chevron Corporation, which accounted for 6% of revenues for the year ended December 31, 2006. None of CBS Personnel’s other clients individually accounted for more than 5% of its revenues for the year ended December 31, 2006. CBS Personnel’s client assignments can vary from a period of a few days to long-term, annual or multi-year contracts. We believe CBS Personnel has a strong relationship with its clients.

Sales, Marketing and Recruiting Efforts

CBS Personnel’s marketing efforts are principally focused on branch-level development of local business relationships. Local salespeople are incentivized to recruit new clients and increase usage by existing clients through their compensation programs, as well as through numerous contests and competitions. Regional or company-based specialists are utilized to assist local salespeople in closing potentially large accounts, particularly where they may involve an on-site presence by CBS Personnel. On a regional and national level, efforts are made to expand and align its services to fulfill the needs of clients with multiple locations, which may also include using on-site CBS Personnel professionals and the opening of additional offices to better serve a client’s broader geographic needs.

In terms of recruitment of qualified employees, CBS Personnel utilizes a variety of methods to recruit its work force including, among others, rewarding existing employees for qualifying referrals, newspaper and other media advertising, internet sourcing, marketing brochures distributed at colleges and vocational schools and community or education-based job fairs. CBS Personnel actively recruits in each community in which it operates, through educational institutions, evening and weekend interviewing and open houses. At the corporate level, CBS Personnel maintains an in-house web-based job posting and resume process which allows distribution of job descriptions to over 3,000 national and local online job boards. Individuals may also submit a resume through CBS Personnel’s website.

Following a prospective employee’s identification, CBS Personnel systematically evaluates each candidate prior to placement. The employee application process includes an interview, skills assessment test, education verification and reference verification, and may include drug screening and background checks depending upon customer requirements.

Competition

The temporary staffing industry is highly fragmented and, according to the U.S. Census Bureau in 2002, was comprised of approximately 11,500 service providers, the vast majority of which generate less than $10 million in annual revenues. Staffing services firms with more than 10 establishments account for only 1.6% of the total number of service providers, or 187 companies, but generate 49.3% of revenues in the temporary staffing industry. The largest publicly owned companies specializing in temporary staffing services are Adecco, SA, Vedior NV, Randstad Holdings NV, and Kelly Services Inc. The employee leasing industry consists of approximately 4,200 service providers. Our largest national competitors in employee leasing include Administaff, Inc., Gevity HR, and the employee leasing divisions of large business service companies such as Automatic Data Processing, Inc., and Paychex, Inc.

CBS Personnel competes with both large, national and small, local staffing companies in its markets for clients. Competition in the temporary staffing industry revolves around quality of service, reputation and price. Notwithstanding this level of competition, CBS Personnel’s management believes CBS Personnel benefits from a number of competitive advantages, including:

•	multiple offices in its core markets;

•	long-standing relationships with its clients;

•	a large database of qualified temporary workers which enables CBS Personnel to fill orders rapidly;

•	well-recognized brands and leadership positions in its core markets; and

•	a reputation for treating employees well and offering competitive benefits.

Numerous competitors, both large and small, have exited or significantly reduced their presence in many of CBS Personnel’s markets. CBS Personnel’s management believes that this trend has resulted from the increasing importance of scale, client demands for broader services and reduced costs, and the difficulty that the strong positions of market leaders, such as CBS Personnel, present for competitors attempting to grow their client base.

CBS Personnel also competes for qualified employee candidates in each of the markets in which it operates. Management believes that CBS Personnel’s scale and concentration in each of its markets provides it with significant recruiting advantages. Key among the factors affecting a candidate’s choice of employers is the likelihood of reassignment following the completion of an initial engagement. CBS Personnel typically has numerous clients with significantly different hiring patterns in each of its markets, increasing the likelihood that it can reassign individual employees and limit the amount of time an employee is in transition. As employee referrals are also a key component of its recruiting efforts, management believes local market share is also key to its ability to identify qualified candidates.

Tradenames

CBS Personnel uses the following tradenames: CBS PersonnelTM, CBS Personnel ServicesTM, Columbia StaffingTM, Columbia Healthcare ServicesTM and Venturi Staffing PartnersTM. We believe these trade names have strong brand equity in their markets and have significant value to CBS Personnel’s business.

Facilities

CBS Personnel, headquartered in Cincinnati, Ohio, currently provides staffing services through all 144 of its branch offices located in 18 states. The following table shows the number of branch offices located in each state in which CBS Personnel operates and the employee hours billed by those branch offices for the fiscal year ended December 31, 2006.

	Number of	Employee Hours
State	Branch Offices	Billed
		(in thousands)

Ohio	26	10,053
California	20	3,917
Kentucky	14	4,352
Texas	14	5,207
Illinois	11	1,144
South Carolina	10	2,166
North Carolina	8	2,050
Indiana	7	1,781
Maryland	7	105
Pennsylvania	7	926
Massachusetts	5	328
Georgia	4	383
Virginia	3	1,307
Alabama	2	541
New Jersey	2	96
New York	2	589
Tennessee	1	18
Washington	1	72

All of the above branch offices, along with CBS Personnel’s principal executive offices in Cincinnati, Ohio, are leased. Lease terms are typically three to five years. CBS Personnel does not anticipate any difficulty in renewing these leases or in finding alternative sites in the ordinary course of business.

Regulatory Environment

In the United States, temporary employment services firms are considered the legal employers of their temporary workers. Therefore, state and federal laws regulating the employer/employee relationship, such as tax withholding and reporting, social security and retirement, equal employment opportunity and Title VII Civil Rights laws and workers’ compensation, including those governing self-insured employers under the workers’ compensation systems in various states, govern CBS Personnel’s operations. By entering into a co-employer relationship with employees who are assigned to work at client locations, CBS Personnel assumes certain obligations and responsibilities of an employer under these federal and state laws. Because many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as professional employer, temporary employment, and outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of nontraditional employers. In addition, the definition of “employer” under these laws is not uniform.

Although compliance with these requirements imposes some additional financial risk on CBS Personnel, particularly with respect to those clients who breach their payment obligation to CBS Personnel, such compliance has not had a material adverse impact on CBS Personnel’s business to date. CBS Personnel believes that its operations are in compliance in all material respects with applicable federal and state laws.

Workers’ Compensation Program

As the employer of record, CBS Personnel is responsible for complying with applicable statutory requirements for workers’ compensation coverage. State law (and for certain types of employees, federal law) generally mandates that an employer reimburse its employees for the costs of medical care and other specified benefits for injuries or illnesses, including catastrophic injuries and fatalities, incurred in the course and scope of employment. The benefits payable for various categories of claims are determined by state regulation and vary with the severity and nature of the injury or illness and other specified factors. In return for this guaranteed protection, workers’ compensation is considered the exclusive remedy and employees are generally precluded from seeking other damages from their employer for workplace injuries. Most states require employers to maintain workers’ compensation insurance or otherwise demonstrate financial responsibility to meet workers’ compensation obligations to employees.

In many states, employers who meet certain financial and other requirements may be permitted to self-insure. CBS Personnel self-insures its workers’ compensation exposure for a portion of its employees. Regulations governing self-insured employers in each jurisdiction typically require the employer to maintain surety deposits of government securities, letters of credit or other financial instruments to support workers’ compensation claims in the event the employer is unable to pay for such claims.

As a self-insured employer, CBS Personnel’s workers’ compensation expense is tied directly to the incidence and severity of workplace injuries to its employees. CBS Personnel seeks to contain its workers’ compensation costs through an aggressive approach to claims management, including assigning injured workers, whenever possible, to short-term assignments which accommodate the workers’ physical limitations, performing a thorough and prompt on-site investigation of claims filed by employees, working with physicians to encourage efficient medical management of cases, denying questionable claims and attempting to negotiate early settlements to mitigate contingent and future costs and liabilities. Higher costs for each occurrence, either due to increased medical costs or duration of time, may result in higher workers’ compensation costs to CBS Personnel with a corresponding material adverse effect on its financial condition, business and results of operations.

Employees

As of December 31, 2006, CBS Personnel employed approximately 99 individuals in it its corporate staff and approximately 778 staff members in its branch locations. During the year ended December 31, 2006, CBS Personnel employed over 24,000 temporary personnel on engagements of varying durations at any point in time.

Temporary employees placed by CBS Personnel are generally CBS Personnel’s employees while they are working on assignments. As employer of its temporary employees, CBS Personnel maintains responsibility for applicable payroll taxes and the administration of the employee’s share of such taxes.

CBS Personnel’s staffing services employees are not under its direct control while working at a client’s business. CBS Personnel has not experienced any significant liability due to claims arising out of negligent acts or misconduct by its staffing services employees. The possibility exists, however, of claims being asserted against CBS Personnel, which may exceed its liability insurance coverage, with a resulting material adverse effect on its financial condition, business and results of operations.

Halo

Overview

Halo, headquartered in Sterling, Illinois, is a distributor of customized promotional products throughout the United States. Halo’s account executives work with a diverse group of end customers to develop the most effective means of communicating a logo or marketing message to a target audience. Operating under the brand names, Halo and Lee Wayne, Halo serves as a one-stop shop for over 30,000 customers as it provides design, sourcing, management and fulfillment services across all categories of its end customers’ promotional product needs.

For the fiscal year ended December 31, 2006, 94% of Halo’s revenues were derived from drop ship distribution whereby Halo does not take inventory of the promotional item but instead, after receiving an order, works with its network of approximately 3,000 suppliers to deliver directly to the end customer. In addition, Halo offers fulfillment programs to customers in which it holds inventory of promotional items and ships to designated locations based on program requirements.

For the fiscal year ended December 31, 2006 and December 31, 2005, Halo had net sales of $115.6 million and $105.9 million, respectively, and net income of $3.1 million and $3.0 million, respectively. On February 28, 2007, we made loans to and purchased a controlling interest in Halo totaling $61.0 million. Our controlling interest represents approximately 73.6% of the outstanding equity of Halo on a primary and fully diluted basis. In the case of Halo, as with certain of our other subsidiary businesses, the equity component that we do not own is subject to certain material return requirements, meaning that our share of the total proceeds of any transaction involving the equity of Halo will be at least 74%, and potentially significantly more.

History of Halo

Halo was founded in 1952 under its predecessor Lee Wayne Corporation. Lee Wayne Corporation was acquired in the early 1990s by HA-LO Industries, Inc., a provider of advertising and marketing services. During the 1990s, Halo’s predecessor grew rapidly through numerous acquisitions. These acquisitions included both profitable and unprofitable companies including Starbelly.com, an unprofitable internet start-up which was purchased for over $200 million. Both as a result of this acquisition strategy and due to an increased cost burden placed on the company due to the construction of a large headquarters complex, HA-LO Industries, Inc. was forced to file chapter 11 bankruptcy on July 30, 2001. During bankruptcy, HA-LO Industries, Inc. disposed of its non-core assets domestically and internationally, to allow it to focus on its core North American distribution business. On May 14, 2003, HA-LO Industries, Inc., the domestic promotional products business of its predecessor, exited out of bankruptcy in an asset sale through the sponsorship of H.I.G. Capital LLC, a private equity firm. In January 2004, the entity formed to acquire the domestic promotional product assets of HA-LO Industries, Inc. was renamed Halo Branded Solutions, Inc. Also in the same month, Halo acquired JII Promotions, Inc. a competitor based in Chicago, Illinois. Subsequent to this, Halo successfully completed the acquisition of several smaller distributors.

Industry

According to the Counselor Magazine, the promotional products industry generated approximately $17.8 billion in revenues in 2005. The market can broadly be segregated into two large service categories, drop ship and program or fulfillment. In addition, according to the Promotional Products Association International, which we refer to as PPAI, the industry experienced an annual growth rate of just under 10% between 1991 and 2002, experiencing year over year declines in 2001 and 2002. In 2005, the top five industries that purchased promotional products in the order of the volume purchased were: (i) educational institutions, (ii) manufacturers, (iii) medical institutions, (iv) financial services, and (v) professional services.

Halo competes in both the drop ship and fulfillment service categories. A drop ship order will typically be one time in nature and may be related to an event or single marketing campaign. Drop ship distributors will not take inventory of the product; instead, an account executive will help a customer design a solution to achieve its marketing objectives, such as brand or company awareness, customer acquisition or customer retention. The distributors then source the product from a network of suppliers, arrange the necessary embroidering, decorating, or other customization, and coordinate delivery to the end customer. Alternatively providers of fulfillment services will develop larger programs that may revolve around corporate branding or incentive programs. Distributors will design these programs with the customer and will then take inventory of the product and ship them over time to customer locations as requested.

Growth in the industry is expected to remain healthy driven by the efficacy of promotional products in creating and enhancing brand awareness. In contrast to general advertising, promotional products enable targeted marketing to a single individual and yield long-term exposure from repeat product use. Secondly, given the inexpensive nature of promotional products, Halo’s management believes that companies are unlikely to significantly reduce their purchases during moderate downturns in their respective businesses.

The promotional products distribution market is fragmented in nature. The PPAI estimated that there are approximately 21,000 promotional products distributors, over 20,000 of which generate sales of under $2.5 million annually. Halo’s management believes that larger distributors, such as Halo, benefit from significant economies of scale which allow them to more effectively process customer orders, achieve greater gross margins and attract and retain talented account executives.

Services

Halo and its sales professionals assist customers in identifying and designing promotional products that increase the awareness and appeal of brands, products, companies and organizations. Often Halo’s end customers do not have extensive knowledge of promotional products and rely on Halo’s account executives to provide customized solutions to extend their brands. The following list includes examples of some of the more popular promotional products:

Examples of Common Promotional Products

Categories	Examples

Apparel	Jackets, sweaters, hats, golf shirts
Business Accessories	Calculators, briefcases, desk accessories
Calendars	Wall and desk calendars, appointment planners
Writing Instruments	Pens, pencils, markers, highlighters
Recognition Awards	Trophies, plaques
Other Items	Crystal ware, key chains, watches, mugs, golf accessories

An order is typically originated at the account executive level where Halo representatives work directly with customers to develop the most effective means of communicating a logo or marketing message to a target audience. After receiving an order, account executives enter their customers’ orders directly into the company-wide order tracking system. From this point, the sales support team follows up with vendors, and ensures that products are shipped directly to the customer or are routed correctly as applicable. In most cases, Halo arranges the drop shipment of promotional products directly to the end customer from one of its vendors. Halo’s customer service organization provides critical support functions for its sales force including order entry, product sourcing, order tracking, vendor payment, customer billing and collections. Through this highly effective order processing system, Halo has been able to approach on-time delivery on close to 100% of its orders.

Competitive Strengths

Halo has established itself as a leading distributor in the promotional products industry. Halo’s management believes the following factors differentiate it from many industry competitors.

•	Industry Leading, Scalable Back Office Infrastructure — Halo’s management team believes that the key factor in attracting and retaining high quality account executives is providing an efficient and effective order processing and administrative system. Halo’s customer service organization provides critical support functions for its sales force including order entry, product sourcing, order tracking, vendor payment, customer billing and collections. Halo’s scale in the industry has allowed it to make information technology and personnel investments to create a sophisticated infrastructure that management believes differentiates it from many smaller industry participants. Additionally, management believes that its infrastructure allows it to acquire and integrate smaller distributors more effectively than other larger competitors.

•	Diverse Customer Base Characterized by Long-Standing Relationships — Halo’s revenue base possesses little customer, end market or geographic concentration. It currently does business with over 30,000 customers in various end markets. For the fiscal year ended December 31, 2006, no customer represented more than 8.2% of its revenues and the top ten customers represented less than 18.5% of its revenues. In addition, Halo’s team of account executives are often deeply involved in their local communities and possess deep and long standing relationships with customers of all sizes.

•	Extensive Relationships with a Broad Base of Suppliers — Halo’s management believes its relationships with over 3,000 suppliers of promotional products allows Halo to offer its end customers the most complete line of items in the industry. In addition, management believes that Halo’s scale provides it with greater purchasing power than many of its competitors. In many situations, Halo’s scale allows it to receive significant rebates from its suppliers. These rebates, typically shared with account executives, leads to both greater margins and higher levels of sales force retention than many of its competitors.

Business Strategies

Halo’s business strategy is to (i) attract and retain account executives, (ii) continue to increase the productivity of account executives, and (iii) selectively acquire and integrate subscale competitors.

•	Attract and Retain Account Executives — As Halo’s infrastructure is relatively fixed in nature, it can derive significant incremental contribution from the addition of account executives. Further, Halo’s management believes it has developed a combination of service and compensation that allows it to offer account executives a value proposition superior to those offered by its competitors. In addition to its executive team, Halo has a staff of four professionals focused both on ensuring that the company provides the highest possible level of service to its existing account executives and is able to attract additional promotional product sales professionals possessing existing customer relationships.

•	Continue to Increase the Productivity of Account Executives — The management team of Halo continuously strives to increase the productivity of its account executives. Halo routinely provides its account executives with marketing support tools and training. In addition, for larger accounts, Halo works with account executives to develop proprietary solutions, such as web-based portals, that allow customers to better measure and track their programs, thereby increasing their loyalty.

•	Selectively Acquire and Integrate Subscale Competitors — Halo’s management believes that Halo is well positioned to take advantage of the industry’s fragmentation and economies of scale. In the past, Halo has achieved significant synergies by acquiring and integrating subscale competitors. Following an acquisition, Halo’s advanced infrastructure allows the acquired entity both to process and administer orders more cost effectively and increase gross margin through volume discounts and rebates. Recognizing this opportunity, Halo’s management team is constantly evaluating potential acquisition opportunities.

Customers

Halo’s focus on customer service and efficient order processing and delivery has resulted in a broad base of 30,000 customers. These customers range in size from large, blue-chip corporations to small “mom and pop” type companies. Its top ten customers are in the beverage, entertainment, finance, leisure, petroleum and retail industries. For the fiscal year ended December 31, 2006, none of Halo’s customers accounted for more than 8.2% of its revenues and the top ten customers represented less than 18.5% of its revenues.

Sales, Marketing and Recruiting Efforts

Halo’s account executives consist of both full time employees and independent contractors and work closely with end customers in choosing and designing appropriate products for their specific needs and determining the appropriate method for affixing the desired decoration to the product. Halo currently employs approximately 700 account executives, 149 of which are full-time employees of Halo. Account executives are typically paid 50% of gross margins on orders above a certain gross margin threshold. In addition, independent contractors are eligible for annual sales bonuses based upon gross margin levels.

Halo’s management believes its scale and investments in infrastructure have allowed it to create an industry leading support system for account executives. Account executives are allowed to focus solely on generating sales and do not need to spend time administering and processing orders. In addition, Halo’s account executive benefit significantly from Halo’s purchasing power which allows them to earn higher gross margins and commissions than is typical in the industry. Halo’s success in retaining key sales personnel is demonstrated by a turnover rate that management believes is among the lowest in the industry. Halo’s six person marketing team includes marketing consultants who serve as personal marketing advisors available for every account executive to create custom marketing material for acquiring and developing new and existing accounts. In addition to its marketing staff, Halo has full-time product researchers who continually ensure it is offering the most up-to-date and comprehensive line of products available.

Competition

The promotional product industry is highly fragmented. Of the estimated 21,000 distributors in the market, over 20,000 of them are comprised of small firms with revenues of $2.5 million or less. Among drop ship providers, Halo’s largest competitors include Geiger, Inc., Jack Nadel, Inc., Summit Marketing Group, Inc. and The Vernon Company. In addition, there are a number of larger general fulfillment service providers that do not provide drop ship services. The largest of these providers are Corporate Express Promotional Marketing, Inc., WearGuard-Crest (a division of Aramark Corporation), Group II Communications Inc., and American Identity, Inc.

Competition in the promotional product industry revolves around product assortment, price, customer service and reliable order execution. In addition, given the intimate relationships account executives enjoy with their customers, industry participants also compete to retain and recruit top earners who posses a meaningful existing book of business. Halo’s management believes it possesses many competitive advantages including: (i) a comprehensive assortment of products; (ii) competitive pricing; (iii) responsive customer support; (iv) reliable order processing and delivery; and (v) a superior value proposition to attract and retain sales representatives.

Suppliers

Halo purchases products and services from more than 3,000 companies. Given the commodity nature of promotional products, Halo’s management ensures that each product offering has multiple supplier sources. For the fiscal year ending December 31, 2006, no supplier accounted for more than 9.6% of Halo’s purchases. Because of the fragmentation of the promotional products industry, management estimates that Halo is the largest customer for about 40 of its top 100 suppliers, and is one of the three largest customers for at least 65 of its top 100 suppliers. Due to its scale, Halo receives highly competitive pricing from its suppliers.

Facilities

Halo, headquartered in Sterling, Illinois currently operates offices in seven states. The following table shows the number of offices located in each state and the function of each office as of December 31, 2006.

State	Function	Number of Offices

California	Sales	3
Illinois	Administration	2
	Information Technology	1
	Warehousing	1
Louisiana	Sales	1
New York	Sales	1
Ohio	Administration	1
Tennessee	Sales	2
Texas	Sales	1

All of the above offices are leased. Lease terms are mostly one to seven years with the exception of Halo’s principal headquarters and warehouse in Sterling, Illinois which have lease periods of 20 and 10 years, respectively.

Regulatory Environment

Halo’s management believes that its operations are in compliance in all material respects with applicable federal and state laws.

Legal Proceedings

Halo’s management is currently aware of no pending or threatened litigation at this time. Halo is, from time to time, involved in litigation and various claims and complaints arising in the ordinary course of business.

Employees

As of December 31, 2006, Halo employed approximately 331 full-time employees and had 552 independent account executives.

Silvue

Overview

Silvue, headquartered in Anaheim, California, is a developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s coating systems can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other substrate surfaces. Silvue’s coating systems impart properties, such as abrasion resistance, improved durability, chemical resistance, ultraviolet, or UV protection, anti-fog and impact resistance, to the materials to which they are applied. Due to the fragile and sensitive nature of many of today’s manufacturing materials, particularly polycarbonate, acrylic and PET-plastics, these properties are essential for manufacturers seeking to significantly enhance product performance, durability or particular features.

Silvue owns nine patents relating to its coating systems and maintains a primary or exclusive supply relationship with many of the significant eyewear manufacturers in the world. Silvue has sales and distribution operations in the United States, Europe and Asia and has manufacturing operations in the United States and Asia. Silvue’s coating systems are marketed under the name SDC TechnologiesTM and the brand names Silvue®, CrystalCoat®, StatuxTM and ResinreleaseTM. Silvue has also trademarked its marketing phrase “high performance chemistry”TM. Silvue’s senior management, collectively, has approximately 80 years of experience in the global hardcoatings and closely related industries.

Concurrent with the IPO, we made loans to and purchased a controlling interest in Silvue totaling $37.5 million. Our controlling interest represents approximately 73.0% of the outstanding capital stock of Silvue on a primary and fully diluted basis.

For the fiscal years ended December 31, 2006 and December 31, 2005, Silvue had net sales of approximately $24.1 million and $21.5 million, respectively. Since May 16, 2006, the date of our acquisition, Silvue had revenues of $15.7 and operating income of $4.7 million. Silvue had total assets of $29.2 million at December 31, 2006. Revenues from Silvue represented 3.8% of our total revenues for the 2006 fiscal year.

History of Silvue

Silvue was founded in 1986 as a joint venture between Swedlow, Inc. (acquired by Pilkington, plc in 1986), a manufacturer of commercial and military aircraft transparencies and aerospace components, and Dow Corning Corporation to commercialize existing hardcoating technologies that were not core technologies to the business of either company. In December 1988, Silvue entered into a 50%-owned joint venture with Nippon Sheet Glass Co., LTD., located in Chiba, Japan, to create Nippon ARC to develop and provide coatings systems for the ophthalmic, sunglass, safety eyewear and transportation industries in Asia.

In 1996, Silvue completed development work on its Ultra-Coat platform, which was a new type of hardcoating that, while leveraging core technologies developed in 1986, offered considerable performance advancements over systems that were then available in the marketplace. The first patent establishing the Ultra-Coat platform was filed in April 1997, and additional patents were filed building upon the Ultra-Coat platform in 1998, 1999, 2000, 2001 and 2003.

A subsidiary of CGI acquired a majority interest in Silvue in September 2004 through an investment of preferred and common stock. On April 1, 2005, Silvue acquired the remaining 50% interest in Nippon ARC for approximately $3.6 million. The acquisition of Nippon ARC provides Silvue with a presence in Asia and the opportunity to further penetrate growing Asian markets, particularly in China.

Industry

Silvue operates in the global hardcoatings industry in which manufacturers produce high performance liquid coatings to impart certain properties to the products of other manufacturers. Silvue’s management estimates that the global market for addressable vision eyewear coating market generates approximately $61 million in annual revenues and is highly fragmented among various manufacturers. Silvue’s management believes that the hardcoatings industry will continue to experience significant growth as the use of existing materials requiring hardcoatings to enhance durability and performance continues to grow, new materials requiring hardcoatings are developed and new uses of hardcoatings are discovered. Silvue’s management also expects additional growth in the industry as manufacturers continue to outsource the development and application of hardcoatings used on their products. The end-product markets served by hardcoatings primarily include the vision, fashion, safety and sports eyewear, medical products, automotive and transportation window glazing, plastic films, electronic devices, fiberboard manufacturing and metal markets.

While possessing key properties that make them useful in a range of applications, the surfaces of many substrates, including, in particular, uncoated polycarbonate plastic, are relatively susceptible to certain types of damage, such as scratches and abrasions. In addition, these materials cannot be manufactured in the first instance to satisfy specified performance requirements, such as tintability and refractive index matching properties. As a result, polysiloxan-based hardcoating systems, including Silvue’s, were developed specifically to overcome these problems. Once applied, the hardcoat gives the underlying substrate a tough, damage-resistant surface and other durable properties, such as improved resistance to the effects of scratches, chemicals, such as solvents, gasoline and oils, and indoor and outdoor elements, such as UV radiation and humidity. Other hardcoats can provide certain performance enhancing characteristics, such as anti-fogging, anti-static and “non-stick” (or surface release) properties.

Today, coating systems are used principally in applications relating to soft, easily damaged polycarbonate plastics. Polycarbonate plastic is a lightweight, high-performance plastic found in commonly used items such as eyeglasses and sunglasses, automobiles, interior and exterior lighting, cell phones, computers and other business equipment, sporting goods, consumer electronics, household appliances, CDs, DVDs, food storage containers and bottles. This tough, durable, shatter- and heat-resistant material is commonly used for a myriad of applications and is found in thousands of every day products, as well as specialized and custom-made products.

Beyond polycarbonate plastic applications, hardcoatings can be used with respect to numerous other materials. For example, recent growth has been seen in sales to manufacturers of aluminum wheels, as these coatings have been shown to reduce the effects of normal wear and tear and significantly improve durability and overall appearance. In addition, manufacturers have begun to increase the use of hardcoatings in their manufacturing processes where “non-stick” surfaces are crucial to production efficiencies and improved product quality.

Products

A “hardcoating” is a liquid coating that upon settling during application and curing, imparts the desired performance properties on certain materials. The exact composition of the hardcoating is dependent on the material to which it will be applied and the properties that are sought. Silvue’s coating systems typically require either a thermal or an ultraviolet cure process, depending on the substrate being coated. Generally, both curing processes impart the desired performance properties. However, thermal cure systems typically result in better scratch and abrasion resistance and long-term environmental durability.

Silvue produces and develops high-performance coating systems designed to enhance a product’s damage-resistance or performance properties. Silvue has developed the following standard product systems that are available to its customers:

•	Silvue and CrystalCoat — these products are either non-tintable or tintable and impart index matching and anti-fogging properties;

•	Statux — this product imparts anti-static properties; and

•	Resinrelease — this product imparts “non-stick” or surface release properties.

In addition, Silvue also develops custom formulations of the products described above for customer specific applications. Specific formulations of Silvue’s product systems are often required where customers seek to have specific damage-resistance or performance properties for their products, where particular substrates, such as aluminum, require a custom formation to achieve the desired result or where the particular application process or environment requires a custom formulation.

Silvue’s coating systems can be applied to various materials including polycarbonate, acrylic, glass, metals and other surfaces. Currently, Silvue’s coating systems are used in the manufacture of the following industry products:

•	Automotive — CrystalCoat coatings are used on a variety of automotive and transit applications, including instrument panel windows, bus shelters, rail car windows, and bus windows. These coatings are used primarily to impart long-term durability, chemical resistance and scratch and abrasion resistance properties.

•	Electronics — CrystalCoat coatings are used for electronic application surfaces, from liquid crystal displays to cell phone windows. These coatings are used primarily to impart scratch and abrasion resistance properties.

•	Optical — CrystalCoat coatings are used for vision corrective lenses and other optical applications. These coatings are used primarily to impart high scratch and abrasion resistance properties and UV protection while matching the optical properties of the underlying material to reduce interference. Silvue produces both tintable and non-tintable coatings.

•	Safety — CrystalCoat coatings are used for safety applications. These coatings are used primarily to impart anti-fog characteristics. Silvue offers a high performance “water sheeting” anti-fog coating that is specifically designed to meet a customer’s specific standards and testing requirements.

•	Sunglasses and Sports Eyewear — CrystalCoat coatings are used for sunglasses and sports eyewear. These coatings are used primarily to impart scratch and abrasion resistance properties, UV protection and anti-fog characteristics. CrystalCoat coatings can be used on tinted or clear materials.

Research and Development and Technical Services

Silvue’s on-site laboratories provide special testing, research and development and other technical services to meet the technology requirements of its customers. There are currently approximately 19 employees devoted to research, development and technical service activities. Silvue had research and development costs of approximately $1.1 million for the fiscal year ended December 31, 2006. Silvue’s research and development is primarily targeted towards three objectives:

•	improving existing products and processes to lower costs, improve product quality, and reduce potential environmental impact;

•	developing new product platforms and processes; and

•	developing new product lines and markets through applications research.

In 2002, Silvue created a new group, known as the “Discovery and Innovation Group,” with primary focus on the discovery of new technologies and sciences, and the innovation of those findings into useful applications and beneficial results.

In addition, Silvue provides the following technical services to its customers:

•	application engineering and process support;

•	equipment and process design;

•	product and formulation development and customization;

•	test protocols and coating qualifications;

•	rapid response for customer technical support;

•	analytical testing and competitive product assessment;

•	quality assurance testing and reporting; and

•	manufacturing support.

These services are primarily provided as a means of customer support; however, in certain circumstances Silvue may receive compensation for these technical services.

Competitive Strengths

Silvue has established itself as one of the principal providers of high performance coating systems by focusing on satisfying its customers’ requirements, regardless of complexity or difficulty. Silvue’s management believes it benefits from the following competitive strengths:

•	Extensive Patent Portfolio — Silvue owns nine patents relating to its coating systems, including six patents relating to its core Ultra-Coat platform systems. Beyond its existing patents, Silvue has three patents pending and two provisional patents. Products related to patents represent approximately 66% of Silvue’s net sales and are relied upon by eyewear manufacturers worldwide. Silvue aggressively defends these patents and management believes they represent a significant barrier to entry for new products and that they reduce the threat of similar coating products gaining significant market share.

•	Superior Technical Skills and Expertise — Silvue has invested in a team of experts who are ready to support its customers’ specific application needs from new product uses to the optimization of part design for coating application.

•	Reputation for Quality and Service — Silvue’s on-going commitment to producing quality coatings and its ability to meet the rigorous requirements of its most valued customers has earned it a reputation as one of the principal providers of coatings for premium eyewear.

•	Global Presence — Silvue works with its customers from three offices in North America, Asia and Europe. Many of Silvue’s customers have numerous manufacturing operations globally and management believes its ability to offer its coating systems and related customer service on a global basis is a competitive advantage.

•	ISO 9001 Certified — Silvue’s Anaheim, California, and Chiba, Japan manufacturing facilities are ISO 9001 certified, which is a universally accepted quality assurance designation indicating the highest quality manufacturing standards.

•	Experienced Management Team — Silvue’s senior management has extensive experience in all aspects of the coating industry. The senior management team, collectively, has approximately 80 years of experience in the global hardcoatings and closely related industries.

Business Strategies

Silvue’s management is focused on strategies to expand opportunities for product application and diversify its business and operations. The following is a discussion of these strategies:

•	Develop New Products and Expand into New Markets — Silvue’s management believes that Silvue is one of the principal developers of proprietary high performance coating systems for polycarbonate plastic, glass, acrylic, metals and other materials, and is focused on growth through continued product innovation to provide greater functionality or better value to its customers. Driven by input from customers and the demands of the marketplace, Silvue’s technology development programs are designed to provide an expanding choice of coating systems to protect and enhance existing materials and materials developed in the future. As an example of Silvue’s commitment to product innovation, in 2002, Silvue created a new group with primary focus on the discovery of new technologies and sciences, and the innovation of those findings into useful applications and beneficial results. This group, which is known as the “Discovery and Innovation Group,” is charged with exploring new coatings and coating applications while advancing the state-of-the-art in functional surface coating technologies, nanotechnologies and materials science.

•	Pursue Opportunities for Business Development and Global Diversification — Silvue recently had in place and continues to pursue opportunities for joint ventures, equity investments and other alliances. These strategic initiatives are expected to diversify and strengthen Silvue’s business by providing access to new markets and high-growth areas as well as providing an efficient means of ensuring that Silvue is involved in technological innovation in or related to the coating systems industry. Silvue is committed to pursuing these initiatives in order to capitalize on new business development and global diversification opportunities.

Customers

As a result of the variety of end uses for its products, Silvue’s client base is broad and diverse. Silvue has more than 180 customers around the world and approximately 73% of its net sales in 2006 were attributable to approximately 15 customers. Though Silvue does not typically operate under long-term contracts, it focuses on establishing long-term, customer service oriented relationships with its strategic customers in order to become their preferred supplier. As its customers continue to focus on quality and service, Silvue’s past performance and long-term improvement programs should further strengthen customer relationships.

Customer relationships are typically long-term as substantial resources are required to integrate a coating system and technology into a manufacturing process and the costs associated with switching coating systems and technology are generally high. Following the merger of two large customers, which are both manufacturers of optical lenses, Silvue’s single largest customer represents approximately 14.0% of its 2006 net sales. This customer has had a close relationship with Silvue for many years in both North America and Europe.

The following table sets forth Silvue’s approximate customer breakdown by industry for the fiscal year ended December 31, 2006:

2006 Customer
Industry	Distribution

Performance eyewear and sunglasses	88%
Automotive	11%
Other	1%

Total	100%

Sales and Marketing

Silvue targets the highly desirable, but technically demanding, premium sector of the coating market. The desirability of this sector is based on three factors. First, customers in this sector desire proprietary formulations that impart a specific list of properties to an end product and supplier confidentiality. Silvue’s highly skilled technical sales force, and research and development group work together to use Silvue’s proprietary high performance coating systems to develop these unique formulations. Although in most cases Silvue will sell each such formulation only to the customer for which it was originally designed, Silvue retains all ownership rights to the product.

Second, each coating system has its own processing peculiarities. As a result, creating the coating itself only represents a portion of the product development process. Once the coating is ready for use, it then has to be made compatible with each customer’s coating equipment and application process. In this respect, once a coating system has been implemented, switching coating systems may require significant costs.

Third, Silvue’s products are both one of the key quality drivers and one of the smallest cost components of any end product. These three factors work together to provide substantial protection for Silvue’s prices, margins and customer relationships. Once integrated into a customer’s production process, Silvue becomes an embedded partner and an integral part of such customer’s business and operations.

To service the needs of its customers, Silvue maintains a technical sales force, a technical support group and a research and development staff. Through the efforts of, and collaboration between, these individuals, Silvue becomes a partner to its existing customers, devises customized application solutions for new customer prospects and develops new products and product applications.

Competition

The global hardcoatings industry is highly fragmented. In addition, the markets for the products currently manufactured and sold by Silvue are characterized by extensive competition. Many existing and potential competitors have greater financial, marketing and research resources than Silvue.

Specific competitors of Silvue’s in the North American ophthalmic market include Lens Technology Inc., Ultra Optics, Inc., Essilor International S.A., Hoya Corporation and other small coating manufacturers. Silvue differentiates itself from these primary competitors by its focus on coatings. Management believes that Silvue’s premium ophthalmic coating net sales are greater than those of any one competitor. Essilor and Hoya, two large competitors, are lens manufacturers who have added hardcoating capabilities in an effort to sell both coated and uncoated lenses. Others provide coatings as an extension of coating equipment sales.

Customers choose a hardcoating supplier based on a number of factors, including performance of the hardcoating relative to the particular substrate being used or the use of the substrate once coated. Performance may be determined by scratch resistance, chemical resistance, impact resistance, weatherability or numerous other factors. Other factors affecting customer choice include the compatibility of the hardcoating to their process (including ease of application, throughput and method of application) and the level and quality of customer service. While price is a factor in all purchasing decisions, hardcoating costs generally represent a small portion of a total product cost such that Silvue’s management believes price is often not the determining factor in a purchase decision.

Suppliers

Raw material costs constituted approximately 16% of net sales for the fiscal year ended December 31, 2006. The principal raw materials purchased are alcohol based solvent systems, silica derived materials and proprietary additives. Although Silvue makes substantial purchases of raw materials from certain suppliers, the raw materials purchased are basic chemical inputs and are relatively easy to obtain from numerous alternative sources on a global basis. As a result, Silvue is not dependent on any one of its suppliers for its operations.

Intellectual Property

Currently, most of Silvue’s coatings are patent-protected in the United States and internationally. Silvue owns nine patents in the United States related to coating systems and has two patents pending. Additionally, Silvue has multiple foreign filings for the majority of its U.S. patents issued and pending. The cornerstone of Silvue’s intellectual property portfolio are the initial patents that established the Ultra-Coat platform, which were filed in 1997 and 1998. Patents in the United States have a lifetime of up to 21 years depending on the date filed. Approximately 66% of Silvue’s net sales are driven by products that are under patent protection and 25% by products under expired patents; the remaining 9% of net sales are driven by products covered by trade secrets. To protect its products, Silvue patents not only the chemical formula but also the associated application process. There can be no assurance that current or future patent protection will prevent competitors from offering competing products, that any issued patents will be upheld, or that patent protection will be granted in any or all of the countries in which applications may be made.

Although Silvue’s management believes that patents are useful in maintaining competitive position, management considers other factors, such as its brand names, ability to design innovative products and technical expertise to be Silvue’s primary competitive advantages.

Silvue’s coating systems are marketed under the name SDC TechnologiesTM and the brand names Silvue®, CrystalCoat®, StatuxTM and ResinreleaseTM. Silvue has also trademarked its marketing phrase “high performance chemistry”TM. These trade names have strong brand equity and have significant value and are materially important to Silvue.

Regulatory Environment

Silvue’s facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges and the storage and handling of chemicals and hazardous substances. Although Silvue’s management believes that Silvue is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, there can be no assurance that new requirements, more stringent application of existing requirements or discovery of previously unknown environmental conditions will not result in material environmental expenditures in the future.

Employees

As of December 31, 2006, Silvue employed approximately 51 persons. Of these employees, approximately 6 were in production or shipping and approximately 17 were in research and development and technical support with the remainder serving in executive, administrative office and sales capacities. None of Silvue’s employees are subject to collective bargaining agreements. Management believes that Silvue’s relationship with its employees is good.

OUR MANAGER

Overview of Our Manager

Our manager is controlled by its managing member, our chief executive officer, Mr. Massoud. CGI, through a subsidiary, and an entity owned by our management team, are non-managing members of our manager.

Key Personnel of Our Manager

Our chief executive officer’s and chief financial officer’s business experiences are described in the section entitled “Management.” In addition, the following personnel are key employees of our manager. Each of these individuals are compensated entirely by our manager. We reimburse our manager for the salary of our chief financial officer and the costs associated with the employment of our chief financial officer’s finance staff, the members of which devote a substantial majority of their time to the affairs of the company. No portion of the compensation of any other employee of the manager described below is reimbursed by the company. The titles reflected for each individual reflect that individual’s position with our manager and is not related to any role or responsibility that individual may have with the company.

Chief Financial Officer’s Staff

Kenneth J. Terry, Vice President.  Mr. Terry joined our manager in 2006 as a Vice President. Prior to joining our manager, Mr. Terry served as the acting Corporate Controller of Star Gas Partners, L.P. Previously Mr. Terry was the Chief Financial Officer of RHI Entertainment, Inc. and Senior Vice President and Controller of Vestron, Inc. Mr. Terry was also with KPMG. Mr. Terry received a B.B.A. cum laude, from Western Connecticut State University.

Gary M. Bilello, Vice President.   Mr. Bilello joined our manager in 2006 as a Vice President, with responsibility for the internal audit function for Compass Group Diversified Holdings LLC and Compass Diversified Trust. Prior to joining our manager, Mr. Bilello served consecutively as the Corporate Controller and Director of Internal Audit at Perma-FixEnvironmental Services, Inc. Previously, Mr. Bilello held various financial roles at both public and private companies, as well as being with the public accounting firms Deloitte & Touche, LLP and BDO Seidman, LLP. Mr. Bilello is a Certified Public Accountant and a magna cum laude graduate of Saint Bonaventure University.

James D. Ferrara, Vice President.  Mr. Ferrara joined our manager in 2006 as a Vice President. Prior to joining the manager, Mr. Ferarra was Director of Taxes for Star Gas Partners, LP. Previously, Mr. Ferrara was with Dorr-Oliver Inc. Mr. Ferrara received a B.S. in Accounting from Quinnipiac College and a M.S. in Taxation from the University of New Haven.

David M. Abate, Assistant Controller.  Mr. Abate joined our manager in 2006 as Assistant Controller. Prior to joining our manager, Mr. Abate was a consultant at various companies overseeing accounting related software implementations. Previously, Mr. Abate was a Finance Manager at Flywheel Media ( a subsidiary of Thomson Corporation). Mr. Abate started his professional career at Arthur Andersen & Co., Inc. Mr. Abate received a B.S. in Accounting from Lehigh University.

Other Key Personnel

Alan B. Offenberg, Partner.  Mr. Offenberg joined Compass Group International LLC, which we refer to as The Compass Group, in 1998 as a Principal, and has been an employee of our manager since our IPO.

Prior to joining The Compass Group, Mr. Offenberg worked in mergers and acquisitions for Trigen Energy Corporation. Previously, Mr. Offenberg was with Creditanstalt Bankverein and with GE Capital. Collectively, Mr. Offenberg’s background in finance includes deal origination, underwriting, portfolio management, restructuring and due diligence. Mr. Offenberg began his professional career as a research analyst with Alan Haft and Associates. Mr. Offenberg received his B.S. in Management from Tulane University and his MBA from Northeastern University, where he graduated Beta Gamma Sigma. Mr. Offenberg is currently a director of a number of private companies, including WorldBusiness Capital.

Elias J. Sabo, Partner.  Mr. Sabo joined The Compass Group in 1998 as a Principal, and has been an employee of our manager since the IPO. Previously, Mr. Sabo was an investment banker at CIBC Oppenheimer, where he was responsible for the successful execution of numerous private and public financings, as well as the provision of merger and acquisition advisory services. Prior to joining CIBC Oppenheimer, Mr. Sabo was President and Chief Investment Officer of Boundary Partners, LLC, a hedge fund management company. Prior to that, Mr. Sabo worked at Colony Capital, Inc. Mr. Sabo graduated from Rennselaer Polytechnic Institute with a B.S. in management. Mr. Sabo is currently a director of a number of companies, including CBS Personnel, Advanced Circuits, Silvue and Comsys IT Partners, a NASDAQ listed company.

David P. Swanson, Partner.  Mr. Swanson joined The Compass Group in 2001 as a Vice President, and has been an employee of our manager since the IPO. Previously, Mr. Swanson was with Goldman Sachs in the Financial Institutions and Distressed Debt practices. Mr. Swanson has also worked with Credit Suisse First Boston’s private equity investment group. Mr. Swanson is a graduate of the Harvard Business School MBA program and also holds a B.A. in Economics from the University of Chicago, where he was elected Phi Beta Kappa.

Joseph P. Milana, Executive Vice President.  Mr. Milana joined The Compass Group as Controller in 1998, and has been an employee of our manager since the IPO. Prior to that, Mr. Milana managed his own consulting practice providing accounting and tax services to small businesses and high-net worth individuals. From 1984 through 1995, Mr. Milana was with KPMG LLP as a senior manager servicing mid-size, domestic and international clients. Mr. Milana received both a B.B.A. in Accounting and an M.S. in Taxation from Pace University in New York. Mr. Milana is a director of Families Network of Western Connecticut.

Patrick A. Maciariello, Principal.  Mr. Maciariello joined The Compass Group in 2005 as a Vice President, and has been an employee of our manager since the IPO. Previously, Mr. Maciariello worked as a management consultant at Bain & Company, in their London and Los Angeles offices, providing consulting services to both corporate and private equity clients. Mr. Maciariello also worked in the business services investment banking group of Deutsche Banc Alex. Brown. Mr. Maciariello received a B.B.A., cum laude, from the University of Notre Dame and an MBA from Columbia University where he graduated Beta Gamma Sigma.

Rudolph W.J. Krediet, Vice President.  Mr. Krediet joined our manager in 2006 as a Vice President. Prior to joining our manager, Mr. Krediet was with CPM Roskamp Champion and, previously, a Business Analyst with The Compass Group. Mr. Krediet received his MBA from the Darden Graduate School of Business (University of Virginia) and his undergraduate degree from the University of Edinburgh.

Carrie W. Ryan, Counsel and Vice President.  Ms. Ryan joined our manager in 2006 as Counsel and Vice President, Investor Relations. Prior to joining our manager, Ms. Ryan was in the private practice of law, focusing on mergers, acquisitions, dispositions and strategic corporate transactions for both public and private companies. Previously, Ms. Ryan was with Squire, Sanders & Dempsey L.L.P. and Dinsmore & Shohl LLP. Ms. Ryan received her J.D. from Loyola University of Chicago School of Law and her B.A. from the University of Kentucky.

Derek Kong, Associate.  Mr. Kong joined our manager in 2006. Prior to joining the manager, Mr. Kong was an investment banker with CIBC World Markets. Previously, Mr. Kong was an audit associate with McGladrey and Pullen LLP., an international accounting firm. Mr. Kong received a B.A., magna cum laude, from Claremont McKenna College, where he graduated Phi Beta Kappa.

Mark B. Langer, Associate.  Mr. Langer joined our manager in 2006. Prior to joining our manager, Mr. Langer worked for Green Manning & Bunch, a middle market investment bank specializing in mergers and acquisitions, private placements of equity and debt, and strategic financial advisory services. Mr. Langer has transaction experience across a broad range of industries including healthcare, business services, and consumer products/retail. Prior to joining Green Manning & Bunch, he was employed by a regional accounting and business consulting firm in Washington, D.C. Mr. Langer earned his BSBA in Management with a concentration in Finance from Bucknell University.

Our Relationship with Our Manager

Our relationship with our manager is based on our manager having two distinct roles: first, as a service provider to us and, second, as an equity holder of the allocation interests.

As a service provider, our manager performs a variety of services for us, which entitle it to receive a management fee. As holder of the company’s allocation interests, our manager has the right to a preferred distribution in the form of a profit allocation upon the occurrence of certain trigger events. Our manager has the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement.

These relationships with our manager are governed principally by the following agreements:

•	the management services agreements relating to the services our manager performs for us and the businesses we own;

•	the company’s LLC agreement relating to our manager’s rights with respect to the allocation interests it owns; and

•	the supplemental put agreement relating to our manager’s right to cause the company to purchase the allocation interests it owns.

Our manager also has entered into offsetting management services agreements and transaction services agreements with our businesses directly. These agreements, and some of the material terms relating thereto, are discussed in more detail below. The management fee, profit allocation and put price under the supplemental put agreement are payment obligations of the company and, as a result, will be paid, along with other company obligations, prior to the payment of distributions to shareholders.

Our Manager as a Service Provider

The company’s board of directors has engaged our manager to manage the day-to-day operations and affairs of the company, oversee the management and operations of our businesses and perform certain other services for us. The company has entered into a management services agreement which sets forth the services to be performed by our manager and the fees to be paid to our manager for providing such services. The company has agreed to pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of our adjusted net assets as of the last day of each fiscal quarter, as discussed in more detail below. See the section entitled “Certain Relationships and Related Party Transactions” for additional information regarding the management services agreement.

Management Fee

Subject to any adjustments discussed below, for performing management services under the management services agreement during any fiscal quarter, the company will pay our manager a management fee with respect to such fiscal quarter. The management fee to be paid with respect to any fiscal quarter is calculated as of the last day of such fiscal quarter, which we refer to as the calculation date. The management fee is calculated by an administrator, which will be our manager so long as the management services agreement is in effect. The amount of any management fee payable by the company as of any calculation date with respect to any fiscal quarter will be (i) reduced by the aggregate amount of any offsetting management fees, if any, received by our manager from any of our businesses with respect to such fiscal quarter, (ii) reduced (or increased) by the amount of any over-paid (or under-paid)

management fees received by (or owed to) our manager as of such calculation date, and (iii) increased by the amount of any outstanding accrued and unpaid management fees.

As an obligation of the company, the management fee will be paid prior to the payment of distributions to our shareholders. If we do not have sufficient liquid assets to pay the management fee when due, we may be required to liquidate assets or incur debt in order to pay the management fee.

Example of Calculation of Management Fee

Based on consolidated balance sheet at December 31, 2006 set forth in this prospectus, the management fee for the quarter ended December 31, 2006 that was paid under the management services agreement was calculated as follows:

(In thousands)

Total management fee:
1. Total assets	$525,597
2. Accumulated amortization of intangibles	7,032
3. Adjusted total liabilities	132,473

4. Adjusted net assets (1 + 2 −3)	400,156
5. Quarterly management fee (0.5% * 4)	2,001
Offsetting management fees:
6. CBS Personnel	278
7. Crosman	145
8. Advanced Circuits	125
9. Silvue	88
10. Anodyne	88

11. Total offsetting management fees (6 + 7 + 8 + 9 +10)	724

12. Quarterly management fee paid by the company (5 −11)	$1,277

For purposes of this provision:

•	“Adjusted net assets” equals, with respect to the company as of any calculation date, the sum of (i) consolidated total assets (as determined in accordance with GAAP) of the company as of such calculation date, plus (ii) the absolute amount of consolidated accumulated amortization of intangibles (as determined in accordance with GAAP) for the company as of such calculation date, minus (iii) the absolute amount of adjusted total liabilities of the company as of such calculation date, plus (iv) to the extent included in adjusted total liabilities of the company as of such calculation date, the absolute amount of the company’s liabilities (as determined in accordance with GAAP) in respect of its obligations under the supplemental put agreement.

•	“Adjusted total liabilities” equals, with respect to the company as of any calculation date, the company’s consolidated total liabilities (as determined in accordance with GAAP) as of such calculation date after excluding the effect of any outstanding third party indebtedness of the company.

•	“Management fee” equals, as of any calculation date, the product of (i) 0.5%, multiplied by (ii) the company’s adjusted net assets as of such calculation date; provided, however, that, with respect to any fiscal quarter in which the management services agreement is terminated, the company will pay our manager a management fee with respect to such fiscal quarter equal to the product of (i)(x) 0.5%, multiplied by (y) the company’s adjusted net assets as of such calculation date, multiplied by (ii) a fraction, the numerator of which is the number of days from and including the first day of such fiscal quarter to but excluding the date upon which the management services agreement is terminated and the denominator of which is the number of days in such fiscal quarter.

•	“Third party indebtedness” means any indebtedness of the company owed to third party lenders that are not affiliated with the company.

Reimbursement of Expenses

The company will be responsible for paying costs and expenses relating to its business and operations. The company will agree to reimburse our manager during the term of the management services agreement for:

•	all costs and expenses of the company that are incurred by our manager or its affiliates on behalf of the company, including any out-of-pocket costs and expenses incurred in connection with the performance of services under the management services agreement, and all costs and expenses the reimbursement of which are specifically approved by the company’s board of directors; and

•	the compensation and other costs and expenses of the chief financial officer and his staff as approved by the company’s compensation committee.

The company will not be obligated or responsible for reimbursing or otherwise paying for any costs or expenses relating to our manager’s overhead or any other costs and expenses relating to our manager’s conduct of its business and operations. Also, the company will not be obligated or responsible for reimbursing our manager for costs and expenses incurred by our manager in the identification, evaluation, management, performance of due diligence on, negotiation and oversight of potential acquisitions of new businesses for which the company (or our manager on behalf of the company) fails to submit an indication of interest or letter of intent to pursue such acquisition, including costs and expenses relating to travel, marketing and attendance of industry events and retention of outside service providers relating thereto. In addition, the company will not be obligated or responsible for reimbursing our manager for costs and expenses incurred by our manager in connection with the identification, evaluation, management, performance of due diligence on, negotiating and oversight of an acquisition by the company if such acquisition is actually consummated and the business so acquired entered into a transaction services agreement with our manager providing for the reimbursement of such costs and expenses by such business. In this respect, the costs and expenses associated with the pursuit of add-on acquisitions for the company may be reimbursed by any business so acquired pursuant to a transaction services agreement. Further, the company will not reimburse our manager for the compensation of our chief executive officer and any other personnel providing services pursuant to the management services agreement, including personnel seconded to the company.

All reimbursements will be reviewed and, in certain circumstances, approved by the compensation committee of the company’s board of directors on an annual basis in connection with the preparation of year end financial statements.

Termination Fee

We will pay our manager a termination fee upon termination of the management services agreement if such termination is based solely on a vote of the company’s board of directors and our shareholders; no other termination fee will be payable to our manager in connection with the termination of the management services agreement for any other reason. The termination fee that is payable to our manager will be equal to the product of (i) two (2) multiplied by (ii) the sum of the amount of the four management fees calculated with respect to the four fiscal quarters immediately preceding the termination date of the management services agreement. The termination fee will be payable in eight equal quarterly installments, with the first such installment being paid on or within five business days of the last day of the fiscal quarter in which the management services agreement was terminated and each subsequent installment being paid on or within five business days of the last day of each subsequent fiscal quarter, until such time as the termination fee is paid in full to our manager.

Offsetting Management Services Agreements

Pursuant to the management services agreement, we have agreed that our manager may, at any time, enter into offsetting management services agreements with our businesses pursuant to which our manager may perform services that may or may not be similar to management services. Any fees to be paid by one of our businesses pursuant to such agreements are referred to as offsetting management fees and will offset, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company under the management services agreement with respect to a fiscal quarter. The management services agreement provides that the aggregate amount of offsetting management fees to be paid to our manager with respect to any fiscal quarter shall not exceed the greater of (i) 9.9% of our gross income for federal tax purposes, and (ii) the management fee to be paid to our manager with respect to such fiscal quarter. See the section entitled “— Management Fee” for more information about the treatment of offsetting management fees.

Transaction Services Agreements

Pursuant to the management services agreement, we have agreed that our manager may, at any time, enter into transaction services agreements with any of our businesses relating to the performance by our manager of certain transaction-related services in connection with the acquisitions of target businesses by the company or its businesses or dispositions of the company’s or its subsidiaries’ property or assets. Our manager will contract for the performance of transaction services on market terms and conditions. Any fees received by our manager pursuant to such a transaction services agreement will be in addition to the management fee payable by the company pursuant to the management services agreement and will not offset the payment of such management fee. A transaction services agreement with any of our businesses may provide for the reimbursement of costs and expenses incurred by our manager in connection with the acquisition of such businesses. Entry into a transaction services agreement will be subject to the authorization and approval of the company’s nominating and corporate governance committee. Since the IPO either we or one of our subsidiaries have entered into transaction services agreements with Anodyne, Aeroglide and Halo providing for the payment of $1.5 million in the aggregate to our manager.

Our Manager as an Equity Holder

Our manager owns 100% of the allocation interests of the company, which generally entitles our manager to receive a 20% profit allocation as a form of preferred distribution, subject to the company’s profit with respect to a business exceeding on an annualized hurdle rate of 7%, which hurdle is tied to such business’ growth relative to our consolidated net equity. The calculation of the profit allocation and the rights of our manager, as the holder of the allocation interests, are governed by the LLC agreement. See the section entitled “Description of Shares” for more information about the LLC agreement.

Manager’s Profit Allocation

The profit allocation to be paid to our manager is intended to reflect our ability to generate ongoing cash flows and capital gains in excess of a hurdle rate. In general, such profit allocation is designed to pay our manager 20% of the company’s profits upon clearance of the 7% annualized hurdle rate. The company’s audit committee, which is comprised solely of independent directors, reviews and approves the calculation of manager’s profit allocation when it becomes due and payable. Our manager does not receive a profit allocation on an annual basis. Instead, our manager is paid a profit allocation only upon the occurrence of one of the following events, which we refer to collectively as the trigger events:

•	the sale of a material amount, as determined by our manager and reasonably consented to by a majority of the company’s board of directors, of the capital stock or assets of one of our businesses or a subsidiary of one of our businesses, which event we refer to as a sale event; or

•	at the option of our manager, during the 30-day period following the fifth anniversary of the date upon which we acquired a controlling interest in a business, which event we refer to as a holding event. If our manager elects to forego declaring a holding event with respect to such business during such period, then our manager may only declare a holding event with respect to such business during the 30–day period following each anniversary of such fifth anniversary date with respect to such business. Once declared, our manager may only declare another holding event with respect to a business following the fifth anniversary of the calculation date with respect to a previously declared holding event.

We believe this allocation timing, rather than a method that provides for annual allocations, more accurately reflects the long-term performance of each of our businesses and is consistent with our intent to hold, manage and grow our businesses over the long term. We refer generally to the obligation to make this payment to our manager as the “profit allocation” and, specifically, to the amount of any particular profit allocation as the “manager’s profit allocation.” Definitions used in, and an example of the calculation of profit allocation, are set forth in more detail below.

The amount of our manager’s profit allocation is based on the extent to which the total profit allocation amount with respect to any business, as of the last day of any fiscal quarter in which a trigger event occurs, which date we refer to as the calculation date, exceeds the relevant hurdle amounts with respect to such business, as of such calculation date. The manager’s profit allocation is calculated by an administrator, which will be our manager so long as the management services agreement is in effect, and such calculation will be subject to a review and approval process by the company’s audit committee. For this purpose, “total profit allocation amount” is equal to, with respect to any business as of any calculation date, the sum of:

•	the contribution-based profit of such business as of such calculation date, which is calculated upon the occurrence of any trigger event with respect to such business; plus

•	the cumulative gains and losses of the company as of such calculation date, which is only calculated upon the occurrence of a sale event with respect to such business. We generally expect this component to be the most significant component in calculating total profit allocation amount.

Specifically, manager’s profit allocation is calculated and paid as follows:

•	manager’s profit allocation is not paid with respect to a trigger event relating to any business if the total profit allocation amount, as of any calculation date, with respect to such business does not exceed such business’ level 1 hurdle amount (7% annualized), as of such calculation date; and

•	manager’s profit allocation is paid with respect to a trigger event relating to any business if the total profit allocation amount, as of any calculation date, with respect to such business exceeds such business’ level 1 hurdle amount (7% annualized), as of such calculation date. Manager’s profit allocation to be paid with respect to such calculation date is equal to the sum of the following:

•	100% of such business’ total profit allocation amount, as of such calculation date, with respect to that portion of the total profit allocation amount that exceeds such business’ level 1 hurdle amount (7% annualized) but is less than or equal to such business’ level 2 hurdle amount (8.75% annualized), in each case, as of such calculation date. We refer to this portion of the total profit allocation amount as the “catch-up.” The “catch-up” is intended to provide our manager with an overall profit allocation of 20% once the level 1 hurdle amount has been surpassed; plus

•	20% of the total profit allocation amount, as of such calculation date, that exceeds such business’ level 2 hurdle amount (8.75% annualized) as of such calculation date; minus

•	the high water mark allocation, if any, as of such calculation date. The effect of deducting the high water mark allocation is to take into account allocations our manager has already received in respect of past gains and losses.

The administrator calculates our manager’s profit allocation on or promptly following the relevant calculation date, subject to a “true-up” calculation upon availability of audited or unaudited consolidated financial statements, as the case may be, of the company to the extent not available on such calculation date. Any adjustment necessitated by the true-up calculation will be made in connection with the next calculation of our manager’s profit allocation. Because of the length of time that may pass between trigger events, there may be a significant delay in the company’s ability to realize the benefit, if any, of a true-up of our manager’s profit allocation.

Once calculated, the administrator submits the calculation of our manager’s profit allocation, as adjusted pursuant to any true-up, to the company’s audit committee, which is comprised solely of independent directors, for its review and approval. The audit committee has ten business days to review and approve the calculation, which approval shall be automatic absent disapproval by the audit committee. Manager’s profit allocation is paid ten business days after such approval.

If the audit committee disapproves of the administrator’s calculation of our manager’s profit allocation, the calculation and payment of our manager’s profit allocation is subject to a dispute resolution process, which may result in our manager’s profit allocation being determined, at the company’s cost and expense, by two independent accounting firms. Any determination by such independent accounting firms will be conclusive and binding on the company and our manager.

We will also pay a tax distribution to our manager if our manager is allocated taxable income by the company but does not realize distributions from the company at least equal to the taxes payable by our manager resulting from allocations of taxable income. Any such tax distributions will be paid in a similar manner as profit allocations are paid.

For any fiscal quarter in which a trigger event occurs with respect to more than one business, the calculation of our manager’s profit allocation, including the components thereof, will be made with respect to each business in the order in which controlling interests in such businesses were acquired or obtained by the company and the resulting amounts shall be aggregated to determine the total amount of manager’s profit allocation. If controlling interests in two or more businesses were acquired at the same time and such businesses give rise to a calculation of manager’s profit allocation during the same fiscal quarter, then our manager’s profit allocation will be further calculated separately for each such business in the order in which such businesses were sold.

As obligations of the company, profit allocations and tax distributions will be paid prior to the payment of distributions to our shareholders. If we do not have sufficient liquid assets to pay the profit allocations or tax distributions when due, we may be required to liquidate assets or incur debt in order to pay such profit allocation. Our manager will have the right to elect to defer the payment of our manager’s profit allocation due on any payment date. Once deferred, our manager may demand payment thereof upon 20 business days prior written notice.

Termination of the management services agreement, by any means, will not affect our manager’s rights with respect to the allocation interests that it owns, including its right to receive profit allocations.

Example of Calculation of Manager’s Profit Allocation

Our manager will receive a profit allocation at the end of the fiscal quarter in which a trigger event occurs, as follows (all dollar amounts are in millions):

Assumptions

Year 1:

Acquisition of Company A (“Company A”)

Acquisition of Company B (“Company B”)

Year 3

Acquisition of Company C (“Company C”)

Year 4

Company A (or assets thereof) sold for $20 capital gain over book value of assets at time of sale, which is a qualifying trigger event

Company A’s average allocated share of our consolidated net equity over its ownership is $40

Company A’s holding period in quarters is 12

Company A’s contribution-based profit since acquisition is $8.5

Year 6:

Company B’s contribution-based profit since acquisition is $4.5

Company B’s average allocated share of our consolidated net equity over its ownership is $30

Company B’s holding period in quarters is 20

Manager elects to have holding period measured for purposes of profit allocation for Company B

Year 7:

Company B (or assets thereof) is sold for $5 capital loss under book value of assets at time of sale

Company B’s average allocated share of our consolidated net equity over its ownership is $30

Company B’s holding period in quarters is 24

Company B’s contribution-based profit since acquisition is $8.5

Company C (or assets thereof) is sold for $12 capital gain over book value of assets at time of sale

Company C’s average allocated share of our consolidated net equity over its ownership is $35

Company C’s holding period in quarters is 16

Company C’s contribution-based profit since acquisition is $8

		Year 6
		B, Due
	Year 4	to	Year 7	Year 7
	A, Due	5	B, Due	C, Due
	to	Year	to	to
With Respect to Relevant Business	Sale	Hold	Sale	Sale

Contribution-based profit since acquisition for respective subsidiary	$8.5	$4.5	$1	$8
Gain/Loss on sale of company	20	0	(5)	12
Cumulative gains and losses	20	20	15	27
High water mark prior to transaction	0	20	20	20
Total Profit Allocation Amount (1 + 3)	28.5	24.5	16	35
Business’ holding period in quarters since ownership or last measurement due to holding event	12	20	4	16
Business’ average allocated share of consolidated net equity	40	30	30	35
Business’ level 1 hurdle amount (1.75% * 6 * 7)	8.4	10.5	2.1	9.8
Business’ excess over level 1 hurdle amount (5 −8)	20.1	14	13.9	25.2
Business’ level 2 hurdle amount (125% * 8)	10.5	13.125	2.625	12.25
Allocated to manager as “catch-up” (10 −8)	2.1	2.625	0.525	2.45
Excess over level 2 hurdle amount (9 −11)	18	11.375	13.375	22.75
Allocated to manager from excess over level 2 hurdle amount (20% * 12)	3.6	2.275	2.675	4.55
Cumulative allocation to manager (11 +13)	5.7	4.9	3.2	7
High water mark allocation (20% * 4)	0	4	4	4

Manager’s Profit Allocation for Current Period (14 −15, >0)	$5.7	$0.9	$0	$3

Calculation of Manager’s Profit Allocation in Connection with Sale of Crosman

The following summarizes how our manager’s profit allocation was determined in connection with the sale of Crosman on January 5, 2007 :

1	Contribution-based profit since acquisition (see below)	$3,474
2	Gain on sale of company	35,925
3	Cumulative gains and losses	35,925
4	High water mark prior to transaction	—
5	Total Profit Allocation Amount (1 + 3)	39,399
6	Business’ holding period in quarters	2.5
7	Business’ average allocated share of consolidated net equity	62,520
8	Business’ level 1 hurdle amount (1.75% * 6 * 7)	2,735
9	Business’ excess over level 1 hurdle amount (5 −8)	36,664
10	Business’ level 2 hurdle amount (125% * 8)	3,419
11	Allocated to manager as “catch-up” (10 −8)	684
12	Excess over level 2 hurdle amount (9 −11)	35,980
13	Allocated to manager from excess over level 2 hurdle amount (20% * 12)	7,196
14	Cumulative allocation to manager (11 + 13)	7,880
15	High water mark allocation (20% * 4)	—
16	Manager’s Profit Allocation (14 −15, >0)	$7,880

	Calculation of Contribution-Based Profits
	Net income	$6,924
	Plus interest expense	3,168
	Minus minority interest	(1,705)
	Minus allocated company overhead	(4,913)

	Contribution-based profit	$3,474

Definitions

For purposes of calculating profit allocation:

•	An entity’s “adjusted net assets” is equal to, as of any date, the sum of (i) such entity’s consolidated total assets (as determined in accordance with GAAP) as of such date, plus (ii) the absolute amount of such entity’s consolidated accumulated amortization of intangibles (as determined in accordance with GAAP) as of such date, minus (iii) the absolute amount of such entity’s adjusted total liabilities as of such date.

•	An entity’s “adjusted total liabilities” is equal to, as of any date, such entity’s consolidated total liabilities (as determined in accordance with GAAP) as of such date after excluding the effect of any outstanding indebtedness of such entity.

•	A business’ “allocated share of the company’s overhead” is equal to, with respect to any measurement period as of any calculation date, the aggregate amount of such business’ quarterly share of the company’s overhead for each fiscal quarter ending during such measurement period.

•	A business’ “average allocated share of our consolidated equity” is equal to, with respect to any measurement period as of any calculation date, the average (i.e., arithmetic mean) of a business’ quarterly allocated share of our consolidated equity for each fiscal quarter ending during such measurement period.

•	“Capital gains” (i) means, with respect to any entity, capital gains (as determined in accordance with GAAP) that are calculated with respect to the sale of capital stock or assets of such entity and which sale gave rise to a sale event and the calculation of profit allocation and (ii) is equal to the amount, adjusted for minority interests, by which (x) the net sales price of such capital stock or assets, as the case may be, exceeded (y) the net book value (as determined in accordance with GAAP) of such capital stock or assets, as the case may be, at the time of such sale, as reflected on the company’s consolidated balance sheet prepared in accordance with GAAP; provided, that such amount shall not be less than zero.

•	“Capital losses” (i) means, with respect to any entity, capital losses (as determined in accordance with GAAP) that are calculated with respect to the sale of capital stock or assets of such entity and which sale gave rise to a sale event and the calculation of profit allocation and (ii) is equal to the amount, adjusted for minority interests, by which (x) the net book value (as determined in accordance with GAAP) of such capital stock or assets, as the case may be, at the time of such sale, as reflected on the company’s consolidated balance sheet prepared in accordance with GAAP, exceeded (y) the net sales price of such capital stock or assets, as the case may be; provided, that such absolute amount thereof shall not be less than zero.

•	The company’s “consolidated net equity” is equal to, as of any date, the sum of (i) the company’s consolidated total assets (as determined in accordance with GAAP) as of such date, plus (ii) the aggregate amount of asset impairments (as determined in accordance with GAAP) that were taken relating to any businesses owned by the company as of such date, plus (iii) the company’s consolidated accumulated amortization of intangibles (as determined in accordance with GAAP), as of such date minus (iv) the company’s consolidated total liabilities (as determined in accordance with GAAP) as of such date plus (v) to the extent included in the company’s consolidated total liabilities (as determined in accordance with GAAP) as of such date, the absolute amount of the company’s liabilities (as determined in accordance with GAAP) in respect of its obligations under the supplemental put agreement.

•	A business’ “contribution-based profits” is equal to, for any measurement period as of any calculation date, the sum of (i) the aggregate amount of such business’ net income (loss) (as determined in accordance with GAAP and as adjusted for minority interests) with respect to such measurement period (without giving effect to (x) any capital gains or capital losses realized by such business that arise with respect to the sale of capital stock or assets held by such business and which sale gave rise to a sale event and the calculation of profit allocation or (y) any expense attributable to the accrual or payment of any amount of profit allocation or any amount arising under the supplemental put agreement, in each case, to the extent included in the calculation of such business’ net income (loss)), plus (ii) the absolute aggregate amount of such business’ loan expense with respect to such measurement period, minus (iii) the absolute aggregate amount of such business’ allocated share of the company’s overhead with respect to such measurement period.

•	The company’s “cumulative capital gains” is equal to, as of any calculation date, the aggregate amount of capital gains realized by the company as of such calculation date, after giving effect to any capital gains realized by the company on such calculation date, since its inception.

•	The company’s “cumulative capital losses” is equal to, as of any calculation date, the aggregate amount of capital losses realized by the company as of such calculation date, after giving effect to any capital losses realized by the company on such calculation date, since its inception.

•	The company’s “cumulative gains and losses” is equal to, as of any calculation date, the sum of (i) the amount of cumulative capital gains as of such calculation date, minus (ii) the absolute amount of cumulative capital losses as of such calculation date.

•	The “high water mark” is equal to, as of any calculation date, the highest positive amount of the company’s cumulative capital gains and losses as of such calculation date that were calculated in connection with a qualifying trigger event that occurred prior to such calculation date.

•	The “high water mark allocation” is equal to, as of any calculation date, the product of (i) the amount of the high water mark as of such calculation date, multiplied by (ii) 20%.

•	A business’ “level 1 hurdle amount” is equal to, as of any calculation date, the product of (i) (x) the quarterly hurdle rate of 1.75% (7% annualized), multiplied by (y) the number of fiscal quarters ending during such business’ measurement period as of such calculation date, multiplied by (ii) a business’ average allocated share of our consolidated equity for each fiscal quarter ending during such measurement period.

•	A business’ “level 2 hurdle amount” is equal to, as of any calculation date, the product of (i) (x) the quarterly hurdle rate of 2.1875% (8.75% annualized, which is 125% of the 7% annualized hurdle rate), multiplied by (y) the number of fiscal quarters ending during such business’ measurement period as of such calculation date, multiplied by (ii) a business’ average allocated share of our consolidated equity for each fiscal quarter ending during such measurement period.

•	A business’ “loan expense” is equal to, with respect to any measurement period as of any calculation date, the aggregate amount of all interest or other expenses paid by such business with respect to indebtedness of such business to either the company or other company businesses with respect to such measurement period.

•	The “measurement period” means, with respect to any business as of any calculation date, the period from and including the later of (i) the date upon which the company acquired a controlling interest in such business and (ii) the immediately preceding calculation date as of which contribution-based profits were calculated with respect to such business and with respect to which profit allocation were paid (or, at the election of the allocation member, deferred) by the company up to and including such calculation date.

•	The company’s “overhead” is equal to, with respect to any fiscal quarter, the sum of (i) that portion of the company’s operating expenses (as determined in accordance with GAAP) (without giving effect to any expense attributable to the accrual or payment of any amount of profit allocation or any amount arising under the supplemental put agreement to the extent included in the calculation of the company’s operating expenses), including any management fees actually paid by the company to our manager, with respect to such fiscal quarter that are not attributable to any of the businesses owned by the company (i.e., operating expenses that do not correspond to operating expenses of such businesses with respect to such fiscal quarter), plus (ii) the company’s accrued interest expense (as determined in accordance with GAAP) on any outstanding third party indebtedness of the company with respect to such fiscal quarter, minus (iii) revenue, interest income and other income reflected in the company’s unconsolidated financial statements as prepared in accordance with GAAP.

•	A “qualifying trigger event” means, with respect to any business, a trigger event that gave rise to a calculation of total profit allocation with respect to such business as of any calculation date and (ii) where the amount of total profit allocation so calculated as of such calculation date exceeded such business’ level 2 hurdle amount as of such calculation date.

•	A business’ “quarterly allocated share of our consolidated equity” is equal to, with respect to any fiscal quarter, the product of (i) the company’s consolidated net equity as of the last day of such fiscal quarter, multiplied by (ii) a fraction, the numerator of which is such business’ adjusted net assets as of the last day of such fiscal quarter and the denominator of which is the sum of the adjusted net assets of all of the subsidiaries owned by us as of the last day of such fiscal quarter.

•	A business’ “quarterly share of the company’s overhead” is equal to, with respect to any fiscal quarter, the product of (i) the absolute amount of the company’s overhead with respect to such fiscal quarter, multiplied by (ii) a fraction, the numerator of which is such business’ adjusted net assets as of the last day of such fiscal quarter and the denominator of which is the sum of the adjusted net assets of all of the subsidiaries owned by us as of the last day of such fiscal quarter.

•	An entity’s “third party indebtedness” means any indebtedness of such entity owed to any third party lenders that are not affiliated with such entity.

Supplemental Put Agreement

In addition to the provisions discussed above, in consideration of our manager’s acquisition of the allocation interests, we have entered into a supplemental put agreement with our manager pursuant to which our manager has the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement. Termination of the management services agreement, by any means, will not affect our manager’s rights with respect to the allocation interests that it owns. In this regard, our manager will retain its put right and its allocation interests after ceasing to serve as our manager.

If (i) the management services agreement is terminated at any time other than as a result of our manager’s resignation or (ii) our manager resigns on any date that is at least three years after the closing of this offering, then our manager will have the right, but not the obligation, for one year from the date of such termination or resignation, as the case may be, to elect to cause the company to purchase all of allocation interests then owned by our manager for the put price as of the put exercise date.

For purposes of this provision, the “put price” shall be equal to, as of any exercise date, (i) if we terminate the management services agreement, the sum of two separate, independently made calculations of the aggregate amount of manager’s profit allocation as of such exercise date or (ii) if our manager resigns, the average of two separate, independently made calculations of the aggregate amount of manager’s profit allocation as of such exercise date, in each case, calculated assuming that (x) all of the businesses are sold in an orderly fashion for fair market value as of such exercise date in the order in which the controlling interest in each business was acquired or otherwise obtained by the company, and (y) the last day of the fiscal quarter ending immediately prior to such exercise date is the relevant calculation date for purposes of calculating manager’s profit allocation as of such exercise date. Each of the two separate, independently made calculations of our manager’s profit allocation for purposes of calculating the put price shall be performed by a different investment bank that is engaged by the company at its cost and expense. The put price will be adjusted to account for a final “true-up” of our manager’s profit allocation.

Our manager and the company can mutually agree to permit the company to issue a note in lieu of payment of the put price when due. If our manager resigns and terminates the management services agreement, then the company will have the right, in its sole discretion, to issue a note in lieu of payment of the put price when due. In either case the note would have an aggregate principal amount equal to the put price, would bear interest at a rate of 8% per annum, would mature on the first anniversary of the date upon which the put price was initially due and would be secured by a lien on our equity interests in each of our businesses.

The company’s obligations under the supplemental put agreement are absolute and unconditional. In addition, the company will be subject to certain obligations and restrictions upon exercise of our manager’s put right until such time as the company’s obligations under the supplemental put agreement, including any related note, have been satisfied in full, including:

•	subject to the company’s right to issue a note in the circumstances described above, the company must use commercially reasonable efforts to raise sufficient debt or equity financing to permit the company to pay the put price or note when due and obtain approvals, waivers and consents or otherwise remove any restrictions imposed under contractual obligations or applicable law or regulations that have the effect of limiting or prohibiting the company from satisfying its obligations under the supplemental put agreement or note;

•	our manager will have the right to have a representative observe meetings of the company’s board of directors and have the right to receive copies of all documents and other information furnished to the board of directors;

•	the company and its businesses will be restricted in their ability to sell or otherwise dispose of their property or assets or any businesses they own and in their ability to incur indebtedness (other than in the ordinary course of business) without granting a lien on the proceeds therefrom to our manager, which lien will secure the company’s obligations under the supplemental put agreement or note;

•	the company will be restricted in its ability to (i) engage in certain mergers or consolidations, (ii) sell, transfer or otherwise dispose of all or a substantial part of its business, property or assets or all or a substantial portion of the stock or beneficial ownership of its businesses or a portion thereof, (iii) liquidate, wind-up or dissolve, (iv) acquire or purchase the property, assets, stock or beneficial ownership or another person, or (v) declare and pay distributions.

The company also has agreed to indemnify our manager for any losses or liabilities it incurs or suffers in connection with, arising out of or relating to its exercise of its put right or any enforcement of terms and conditions of the supplemental put agreement.

As an obligation of the company, the put price will be paid prior to the payment of distributions to our shareholders. If we do not have sufficient liquid assets to pay the put price when due, we may be required to liquidate assets or incur debt in order to pay the put price.

MANAGEMENT

Board of Directors and Executive Officers

The LLC agreement provides that the company’s board of directors must consist at all times of between five and 13 directors, at least a majority of which must be independent directors, and permits the board of directors to decrease or increase the size of the board of directors. Further, the board of directors is divided into three classes serving staggered three-year terms. The terms of office of Classes I, II and III expire at different times in annual succession, with one class being elected at each year’s annual meeting of shareholders. Messrs. Edwards and Lazarus are members of Class I and will serve until the 2007 annual meeting, Messrs. Bottiglieri and Waitman are members of Class II and will serve until the 2008 annual meeting and Messrs. Day and Ewing are members of Class III and will serve until the 2009 annual meeting. Messrs. Edwards, Ewing, Lazarus and Waitman are the company’s independent directors.

Pursuant to the LLC agreement, as holder of the allocation interests, our manager has the right to appoint one director to the company’s board of directors, subject to adjustment. Any appointed director will not be required to stand for election by the shareholders. Mr. Massoud currently serves as our manager’s appointed director.

The directors and officers of the company, and their ages and positions as of February 28, 2007, are set forth below:

		Serving as Officer
Director	Age	or Director Since	Position

C. Sean Day	57	2006	Chairman/Director
Harold S. Edwards	41	2006	Director
D. Eugene Ewing	58	2006	Director
Mark H. Lazarus	43	2006	Director
Ted Waitman	57	2006	Director
I. Joseph Massoud	38	2005	Director, Chief Executive Officer
James J. Bottiglieri	51	2005	Director, Chief Financial Officer

The following biographies describe the business experience of the company’s current directors and executive officers:

Harold S. Edwards has served as a director of the company since April 2006. Mr. Edwards has been the president and chief executive officer of Limoneira Company, an agricultural, real estate and community development company, since November 2004. Previously, Mr. Edwards was the president of Puritan Medical Products, a division of Airgas Inc. Prior to that, Mr. Edwards also worked with Fisher Scientific International, Inc., Cargill, Inc. and Agribrands International (Purina). Mr. Edwards is a graduate of American Graduate School of International Management and Lewis and Clark College.

Mark H. Lazarus has served as a director of the company since April 2006. Mr. Lazarus has been the president of Turner Entertainment Group since 2003. Previously, Mr. Lazarus served in a variety of other roles for Turner Broadcasting and also worked for Backer, Spielvogel, Bates, Inc., and NBC Cable. Mr. Lazarus is a graduate of Vanderbilt University.

C. Sean Day has served as our chairman since April 2006. Mr. Day is the president of Seagin International and was the chairman of our manager’s predecessor from 1999 to 2006. Previously, Mr. Day was with Navios Corporation and Citicorp Venture Capital. Mr. Day is currently the chairman of the boards of directors of Teekay Shipping Corporation; Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners LP; Teekay GP LLC, the general partner of Teekay LNG Partners LP; and a member of the board of directors of Kirby Corporation, all NYSE listed companies; and serves as a director for certain of our subsidiary companies. Mr. Day is a graduate of the University of Capetown and Oxford University.

I. Joseph Massoud has served as a director of the company since December 2005, as well its chief executive officer since its inception on November 18, 2005. Mr. Massoud has also been the president of our manager and its predecessor since 1998. Previously, Mr. Massoud was with Petroleum Heat and Power, Inc., Colony Capital, Inc. and McKinsey & Co. Mr. Massoud currently serves as a director for all of our subsidiary companies, as well as for Teekay GP LLC, the general partner of Teekay LNG Partners LP, a NYSE company. Mr. Massoud is a graduate of Claremont McKenna College and the Harvard Business School.

James J. Bottiglieri has served as a director of the company since December 2005, as well its chief financial officer since its inception on November 18, 2005. Mr. Bottiglieri has also been an executive vice president of our manager since 2005. Previously, Mr. Bottiglieri was the senior vice president/controller of WebMD Corporation. Prior to that, Mr. Bottiglieri was with Star Gas Corporation and a precdecessor firm to KPMG LLP. Mr. Bottiglieri is a graduate of Pace University. Mr. Bottiglieri serves as a director for all of our subsidiary companies.

D. Eugene Ewing has served as a director since April 2006. Mr. Ewing is the managing member of Deeper Water Consulting, LLC. Previously, Mr. Ewing was with Arthur Andersen LLP and the Fifth Third Bank. Mr. Ewing is on the advisory boards for the business schools at Northern Kentucky University and the University of Kentucky. Mr. Ewing is a graduate of the University of Kentucky. Mr. Ewing is also a member of the board of directors of CBS Personnel Holdings, Inc.

Ted Waitman has served as a director of the company since April 2006. Mr. Waitman is presently the chief executive officer of CPM-Roskamp Champion, or CPM. Previously, Mr. Waitman has served in a variety of roles with CPM. Mr. Waitman is currently the president of the Process Equipment Manufacturers Association. Mr. Waitman is a graduate of the University of Evansville.

Compensation Committee Interlocks and Insider Participation

None of the company’s executive officers or members of the company’s board of directors has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of the company’s board of directors or compensation committee.

Other Matters

In addition to his role as chief executive officer of CPM, Mr. Waitman is the acting general manager of a subsidiary of CPM that is a direct competitor of Aeroglide, which we acquired on February 28, 2007. As such, Mr. Waitman recused himself from all deliberations and approval of the Aeroglide acquisition. Moreover, we and Mr. Waitman intend to take steps going forward to address potential conflicts arising from Mr. Waitman’s service on our board and Mr. Waitman’s position with the subsidiary of CPM that competes with Aeroglide.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of our Executive Compensation

The company was formed on November 18, 2005 and completed the IPO on May 16, 2006. It had no prior operating history. The current executive officers, Messrs. Massoud and Bottiglieri, are employed by Compass Group Management LLC, our manager, and are seconded to the company, which means that they have been assigned by our manager to work for the company during the term of the management services agreement. The company does not have any other executive officers. Our manager determines and pays the compensation of these officers, subject to the reimbursement described below.

We do not pay any compensation to our executive officers seconded to us by our manager. Our manager is responsible for the payment of compensation to the executive officers seconded to us. We do not reimburse our manager for the compensation paid to our chief executive officer, I. Joseph Massoud. We do, however, pay our manager a quarterly management fee and our manager uses the proceeds from the management fee, in part, to pay compensation to Mr. Massoud. Pursuant to the management services agreement with our manager, we reimburse our manager for the compensation paid to our chief financial officer, Mr. James J. Bottiglieri. Such reimbursement is approved by the company’s compensation committee. Mr. Bottiglieri is paid pursuant to an employment agreement as described below.

Our manager owns 100% of the allocation interests of the company, which generally entitles our manager to receive a 20% profit allocation as a form of equity incentive, subject to the company’s profits with respect to a business exceeding an annualized hurdle rate of 7%, which hurdle is tied to such business’ growth relative to our consolidated net equity. No amounts were paid under these allocation interests during fiscal year 2006. A profit allocation of approximately $7.9 million will be paid to our manager as a result of the sale of Crosman during the first quarter of fiscal 2007.

The discussion that follows relates to the compensation policies and philosophy for Mr. Bottiglieri only, as the compensation of Mr. Massoud is not reimbursed by the company.

Elements of Our Executive Compensation and How Each Relates to Our Overall Compensation Objectives

Annual compensation for Mr. Bottiglieri is paid pursuant to an employment agreement. Mr. Bottiglieri’s employment agreement provides that his annual compensation is to be paid through a combination of a base salary and an annual cash bonus. Both elements are designed to be competitive with comparable employers in our industry and intended to provide incentives and reward Mr. Bottiglieri for his contributions to the company.

Objectives of Our Executive Compensation and What it is Designed to Reward

The primary objective of the base salary and annual cash bonus elements of our executive compensation is to attract and retain a qualified and talented individual as chief financial officer. Through payment of a competitive base salary, we recognize particularly the experience, skills, knowledge and responsibilities required of the chief financial officer position. An annual cash bonus is designed to reward our chief financial officer’s individual performance during the year and can therefore be variable from year to year.

How We Determine the Amount of Each Element

To determine the amount of our chief financial officer’s base salary and annual cash bonus, we informally consider competitive market practices, by speaking with reputable recruitment agencies and reviewing compensation of similarly situated executive officers of publicly traded companies that we believe are in our peer group. We do not use compensation consultants at this time.

When establishing Mr. Bottiglieri’s 2006 base salary, the compensation committee and management considered a number of factors including Mr. Bottiglieri’s seniority, the functional role of his position, the level of his responsibility, the ability to replace Mr. Bottiglieri and the base salary of Mr. Bottiglieri at his prior employment.

Mr. Bottiglieri’s salary is reviewed on an annual basis, as well as at the time of promotion or other changes in responsibilities. The leading factor in determining increases in salary level is the employment market in Connecticut for other senior financial executives. We expect the salary of our chief financial officer to stay relatively constant with adjustments largely reflecting additional responsibilities assumed or to compensate for cost of living increases.

The annual cash bonus element of our executive compensation policy is determined on a discretionary basis and is largely based upon the job performance of Mr. Bottiglieri in completing his responsibilities. It is not based upon the performance of the company and is unrelated to the amount of Mr. Bottiglieri’s base salary. The employment agreement for Mr. Bottiglieri defines the minimum amount of annual cash bonus to be paid for any fiscal year to be $100,000, but does not limit the amount of his annual bonus. The amount of Mr. Bottiglieri’s annual cash bonus for 2006 was established by our chief executive officer and approved by our compensation committee. Mr. Bottiglieri’s annual cash bonus is accrued quarterly in the company’s consolidated financial statements and is updated based on the amount of the annual cash bonus approved by the compensation committee.

Summary Compensation Table

The following Summary Compensation Table summarizes the total compensation accrued for our chief financial officer in 2006.

Change in
Pension Value
and Non-
Qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	Year	($)	($)	($)	($)	($)	($)	($)	($)

James J. Bottiglieri
chief financial officer(1)(2)	2006	218,750	75,000	—	—	—	—	41,004(3)	334,754

(1)	Mr. Bottiglieri began employment with our manager on May 16, 2006. Mr. Bottiglieri’s annual rate of salary for 2006 was $350,000.

(2)	Mr. Bottiglieri did not participate in any stock award, stock option, non equity incentive or non qualified deferred stock compensation plans.

(3)	Includes the following payments we paid on behalf of the executive:

	Healthcare	Insurance	401-K
	Contributions	Premiums	Contributions	Total
Name	($)	($)	($)	($)

James J. Bottiglieri	$9,711	$68	$30,625	$41,004

Grants of Plan Based Awards

None of our named executives participate in or have account balances in any plan based award programs.

Employment Agreements

Employment Agreement with James J. Bottiglieri.  In September 2005, The Compass Group entered into an employment agreement with Mr. Bottiglieri, our chief financial officer that provided for a two-year term. This agreement was assigned to our current manager as part of the IPO. A summary of the terms of Mr. Bottiglieri’s current employment agreement is set forth below.

Pursuant to the employment agreement, Mr. Bottiglieri’s current base salary is $350,000. The manager has the right to increase, but not decrease, the base salary during the term of the employment agreement. The employment agreement provides that Mr. Bottiglieri is entitled to receive an annual bonus, which bonus must not be less than $100,000, as determined in the sole judgment of our board of directors. Pursuant to the employment agreement, if Mr. Bottiglieri’s employment is terminated by him without good reason (as defined in the employment agreement) before the completion of two years of employment or terminated by our manager for cause (as defined in the employment agreement), he will be entitled to receive his accrued but unpaid base salary. In addition, if his employment is terminated due to a disability, he will be entitled to receive an amount equal to six months of his base salary and one-half times his average bonus for any fiscal year during his employment. If Mr. Bottiglieri terminates his employment for good reason or without good reason after the completion of two years of employment but prior to the completion of four years of employment or if our manager terminates his employment other than for cause, he will be entitled to receive his accrued but unpaid base salary plus $300,000. The employment agreement prohibits Mr. Bottiglieri from soliciting any of our manager’s or company’s employees for a period of two years after the termination of his employment. The employment agreement also requires that he protect the company’s confidential information.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested

None of our named executives have ever held options to purchase interests in us or other awards with values based on the value of our interests.

Pension Benefits

None of our named executives participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executives participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

The following summarizes potential payments payable to our executive officers upon termination of employment or a change in control of us under their current employment agreements:

Employment Agreement with James J. Bottiglieri.  Pursuant to his employment agreement, if Mr. Bottiglieri’s employment is terminated by him without good reason (as defined in the employment agreement) before the completion of two years of employment or terminated by our manager for cause (as defined in the employment agreement), he will be entitled to receive his accrued but unpaid base salary. In addition, if his employment is terminated due to a disability, he will be entitled to receive an amount equal to six months of his base salary and one-half times his average bonus for any fiscal year during his employment. If Mr. Bottiglieri terminates his employment for good reason or without good reason after the completion of two years of employment but prior to the completion of four years of employment or if our manager terminates his employment other than for cause, he will be entitled to receive his accrued but unpaid base salary plus $300,000. The company is accruing this obligation to Mr. Bottiglieri over a three year period and accrued $67,000 for this obligation during fiscal 2006.

Supplemental Put Agreement.  As distinct from its role as our manager, our manager is also the owner of 100% of the allocation interests in the company. Our manager is owned and controlled by its sole and managing member, our chief executive officer, Mr. Massoud. Concurrent with the IPO, we entered into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation interests then owned by our manager upon either (i) the termination of the management services agreement (other than as a result of our manager’s resignation), or (ii) our manager resigns on any date that is at least three years after the closing of the IPO. Essentially, the put rights granted to our manager require us to acquire our manager’s allocation interests in the company at a price based on a percentage of the increase in fair value in the company’s businesses over its basis in those businesses. At any point in time, the supplemental put liability recorded on the company’s balance sheet is our estimate of what the allocation interests are worth based upon a percentage of the increase in fair value of our businesses over our basis in those businesses. Because the supplemental put price would be calculated based upon an assumed profit allocation for the sale of all of our businesses, the growth of the supplemental put liability over time is indicative of our estimate of the company’s unrealized gains on its interests in our businesses. A decline in the supplemental put liability is indicative either of the realization of gains associated with the sale a business and the corresponding payment of a profit allocation to our manager (as with Crosman), or a decline in our estimate of the company’s unrealized gains on its interests in our businesses. We account for the change in the estimated value of the supplemental put liability on a quarterly basis in our income statement. The expected value of the supplemental put liability effects our results of operation but it does not affect our cash flows or our cash flow available for distribution. For the year ended December 31, 2006, the company accrued approximately $22.5 million for the potential liability associated with the supplemental put agreement. See the section “Certain Relationships and Related Party Transactions” for additional information related to the supplemental put agreement.

Compensation of Directors

Our non-management directors receive annual cash retainers of $40,000, or $60,000 if serving as the company’s chairman, payable in equal quarterly installments, as well as cash compensation for attendance at committee meetings and an annual retainer for service as committee chairman, both as described below. For fiscal year 2006, the annual retainers began to accrue to the directors as of April 25, 2006. Directors (including the chairman) are reimbursed for reasonable out-of -pocket expenses incurred in attending meetings of the board of directors or committees and for any expenses reasonably incurred in their capacity as directors. The company also reimburses directors for all reasonable and authorized business expenses related to service to the company by the directors in accordance with the policies of the company as in effect from time to time.

Messrs. Edwards, Ewing, Lazarus and Waitman have been independent directors since the closing of the IPO in May 2006.

Each member of the company’s various standing committees also receives the following compensation related to service to these committees:

•	for attending a committee meeting in person (if any): $2,000 for each meeting of the audit committee; $2,000 for each meeting of the nominating and corporate governance committee; and $2,000 for each meeting of the compensation committee; and

•	for attending a telephonic committee meeting (if any): $1,000 for each meeting of the audit committee; $1,000 for each meeting of the nominating and corporate governance committee; and $1,000 for each meeting of the compensation committee.

The chairperson of the audit committee, nominating and corporate governance committee and compensation committee also receive an annual cash retainer of $10,000, $5,000 and $5,000, respectively, payable in equal quarterly installments.

Non-management directors also receive on or around January 1st of each year that number of our shares that can be purchased with $20,000, or $30,000 if serving as chairman, at the market price on the date of issue.

Mr. Day is an equity owner in an entity that is entitled to receive a percentage of any profit allocation paid by the company to our manager, as more particularly described herein under the section entitled “Certain Relationships and Related Party Transactions.”

The following table provides compensation paid or accrued by us to our directors in 2006:

								Change in
								Pension Value
								and Non-
								Qualified
	Fees Earned					Non-Equity		Deferred
	or Paid in	Stock		Option		Incentive Plan		Compensation		All other
	Cash	Awards		Awards		Compensation		Earnings		Compensation
Name	($)	($)		($)		($)		($)		($)	Total

C. Sean Day	$41,045	$30,000	(1)	$—		$—		$—		$—	$71,045
Harold S. Edwards	42,783	20,000	(1)	—		—		—		—	62,783
D. Eugene Ewing	45,204	20,000	(1)	—		—		—		—	65,204
Mark H. Lazarus	31,363	20,000	(1)	—		—		—		—	51,363
Ted Waitman	40,783	20,000	(1)	—		—		—		—	60,783

Totals	$201,178	$110,000			$(2)		$(2)		$(2)	$—	$311,178

(1)	Represents 1,683 fully vested shares for C. Sean Day and 1,122 fully vested shares for each other director issued pursuant to the annual award described above. These shares were received by the directors on January 3, 2007.

(2)	The company does not have any stock option, non-equity incentive or deferred compensation arrangements for any of its directors.

PRINCIPAL SHAREHOLDERS/SECURITY OWNERSHIP OF
DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the beneficial ownership of our shares by each person who is known to us to be the beneficial owner of more than five percent of our outstanding shares, each of our directors and executive officers and our directors and executive officers as a group as of February 28, 2007, based on 20,450,000 shares issued and outstanding.

All holders of our shares of trust stock are entitled to one vote per share on all matters submitted to a vote of share holders. The voting rights attached to shares held by our directors, executive officers or major shareholders do not differ from those that attach to shares held by any other holder.

Under Rule 13d-3 of the Exchange Act, “beneficial ownership” includes shares for which the individual, directly or indirectly, has voting power, meaning the power to control voting decisions, or investment power, meaning the power to cause the sale of the shares, whether or not the shares are held for the individual’s benefit. The address for each Director, Executive Officer, Compass Group International and Pharos is 61 Wilton Road, Westport, Connecticut 06880.

	Shares of Trust Stock
	Representing Sole	Percent of
	Voting and/or	Shares
Name and Address of Beneficial Owner	Investment Power	Outstanding

5% Beneficial Owners
CGI(1)	7,350,000	35.9%
Prides Capital Partners, L.L.C.(2)	1,308,653	6.4%
Chilton Investment Company, L.L.C.(3)	1,105,045	5.4%
Directors and Executive Officers:
C. Sean Day(5)	323,350	1.6%
I. Joseph Massoud(4)(5)	266,667	1.3%
James J. Bottiglieri(5)	6,667	*
Harold S. Edwards(5)	3,830	*
D. Eugene Ewing	9,455	*
Mark H. Lazarus	1,122	*
Ted Waitman	14,455	*
All Directors and Executive Officers as a Group	625,546	3.1%

*	Less than 1%.

(1)	These shares are owned by CGI Diversified Holdings LP, a wholly owned subsidiary of CGI. Upon completion of this offering and the separate private placement transaction, CGI will own 9,225,000 shares representing 30.4% of our shares. See the section entitled “Certain Relationships and Related Party Transactions” for more information about the relationship of CGI and its affiliates.

(2)	Number of shares presented is based solely on the information provided in a filing by such person with the SEC on Schedule 13D. The address for Prides Capital Partners, L.L.C. is 200 High Street, Suite 700, Boston, Massachusetts 02110

(3)	Number of shares presented is based solely on the information provided in a filing by such person with the SEC on Schedule 13D. The address for Chilton Investment Company, L.L.C. is 300 Park Avenue, 19th floor, New York, N.Y. 10022.

(4)	Our chief executive officer, Mr. Massoud, as managing member of Pharos, exercises sole voting and investment power with respect to the shares owned by Pharos. Amounts with respect to Mr. Massoud reflect his beneficial ownership of shares through his interest in and control of Pharos.

(5)	The underwriters have allocated a total of 150,000 shares being offered hereby to directors, employees of our manager and others at the public offering price. Of the shares being allocated to these persons,

Mr. Day intends to purchase 98,575 shares, Mr. Massoud intends to purchase 25,000 shares, Mr. Bottiglieri intends to purchase 6,000 shares, and Mr. Edwards intends to purchase 1,525 shares.

The following table sets forth certain information regarding the beneficial ownership of the Company’s two classes of equity interests.

	Number of	Percent of
	Interests(1)	Class

Compass Group Management LLC
Allocation interests	1,000	100%
Trust interests	—	—
Compass Diversified Trust(2)
Allocation interests	—	—
Trust interests	20,450,000	100%

(1)	Compass Group Diversified Holdings LLC has two classes of interests: allocation interests and trust interests.

(2)	Each beneficial interest in the trust corresponds to one underlying trust interest of the company. Unless the trust is dissolved, it must remain the sole holder of 100% of the trust interests and at all times the company will have outstanding the identical number of trust interests as the number of outstanding shares of the trust. As a result of corresponding interest between shares and trust interests, each holder of shares identified in the table above relating to the trust must be deemed to beneficially own a correspondingly proportionate interest in the company.

The following table sets forth certain information as of February 28, 2007, regarding the beneficial ownership by certain executive officers and directors of the company of equity interests in certain of our businesses.

	Number of	Percent of
	Shares	Class

C. Sean Day Advanced Circuits, Series B Common Stock(1)	10,000	0.8%

(1)	Mr. Day is the direct owner of 6,480 shares of Series B Common Stock and Mr. Day’s children are the owners in the aggregate of 3,520 shares of Series B Common Stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships with Related Parties

CGI

Compass Group Investments, Inc., which we refer to as CGI, through its wholly owned subsidiaries, was the sole limited partner in each of the entities from which the company acquired a controlling interest in our initial businesses and Anodyne, as well as the sole limited partner in CGI Diversified Holdings, LP. CGI is also an affiliate of Navco Management, Inc., the general partner of CGI Diversified Holdings, LP and the entities from which the company acquired controlling interests in our initial businesses and Anodyne.

We used a portion of the net proceeds from the IPO, the separate private placement transactions that are described below and our initial borrowing from our prior credit agreement to acquire controlling interests in our businesses from CGI and its subsidiaries. Such controlling interests were acquired or otherwise obtained by CGI and its subsidiaries pursuant to equity investments totaling approximately $71.9 million, which controlling interests we acquired from CGI and its subsidiaries for approximately $147.7 million in cash.

CGI was the sole owner of The Compass Group, the former manager of these businesses. The members of our management team, while working for The Compass Group, advised CGI on the acquisition and management of these businesses.

CGI Diversified Holdings, LP currently owns an aggregate of 7,350,000, or 35.9% of our shares. CGI Diversified Holdings, LP purchased, in conjunction with the IPO in a separate private placement transaction, 5,733,333 shares at the IPO price per share, having an aggregate purchase price of approximately $86 million. In addition, CGI Diversified Holdings, LP purchased 666,666 shares having an aggregate purchase price of $10 million through the IPO. As indicated above, the proceeds of these sales were used in part to pay the purchase price to CGI Diversified Holdings, LP and its subsidiaries for the acquisition of our businesses. CGI Diversified Holdings, LP also became a non-managing member of our manager following the IPO. In addition, in connection with the acquisition of Anodyne on August 1, 2006, we issued 950,000 of our newly issued shares to CGI Diversified Holdings, LP valued at $13.1 million, or $13.77 per share. In November of 2006, CGI Diversified Holdings, LP contributed its membership interest in our manager to a newly formed entity: CGI Seagin Holdings, LLC, which we refer to as CGI Seagin, in exchange for a managing membership interest in CGI Seagin. As a result, CGI Seagin is entitled to receive 10% of any profit allocation paid by the company to our manager and CGI Diversified Holdings, LP, is indirectly entitled to receive half of any such profit allocation paid CGI Seagin. Mr. Day, our chairman, also holds a 50% non-managing membership interest in CGI Seagin, which entitles him, indirectly, to receive half of any profit allocation paid by the company to CGI Seagin.

CGI has agreed to purchase, in conjunction with the closing of this offering in a separate private placement transaction, that number of shares, at a per share price equal to the public offering price, having an aggregate purchase price of approximately $30 million or approximately 1,825,000 shares. CGI will have certain registration rights in connection with the shares it acquires in the separate private placement transaction. See the section entitled “Shares Eligible for Future Sale — Registration Rights” for more information about these registration rights. CGI is a 50% managing member in CGI Seagin, a non-managing member of our manager. CGI Seagin is entitled to receive 10% of any profit allocation paid by the company to our manager.

Our Manager

Our relationship with our manager is governed principally by the following three agreements:

•	the management services agreement relating to the management services our manager performs for us and the businesses we own and the management and transaction fees to be paid to our manager in respect thereof;

•	the company’s LLC agreement setting forth our manager’s rights with respect to the allocation interests our manager owns, including the right to receive profit allocations from the company; and

•	the supplemental put agreement relating to our manager’s right to cause the company to purchase the allocation interests owned by our manager.

Concurrent with the IPO, all the employees of The Compass Group became employees of our manager. While our manager will provide management services to the company, our manager is also permitted to provide services, including services similar to the management services provided to us, to other entities. In this respect, the management services agreement and the obligation to provide management services will not create a mutually exclusive relationship between our manager and the company or our businesses. As such, our manager, and our management team, will be permitted to engage in other business endeavors, which may be related to or affiliated with CGI. Mr. James Bottiglieri, our chief financial officer, will devote 100% of his time to our affairs.

The company reimbursed our manager and its affiliates after the closing of the IPO, for certain costs and expenses incurred prior to and in connection with the closing of the IPO in the amount of approximately $6 million. The company paid our manager approximately $300,000 in transaction services fees and expense payments in respect of our manager’s services as an advisor to us in connection with the acquisition of Anodyne from CGI.

Mr. Massoud, as managing member of our manager, will beneficially receive the management fees, offsetting management fees, fees under any transaction services agreements and expense reimbursements related to the foregoing, and he will use such proceeds to pay the compensation, overhead, out-of-pocket and other expenses of our manager, satisfy its contractual obligations and otherwise distribute such proceeds to the members of our manager in accordance with our manager’s organizational documents.

Mr. C. Sean Day

Mr. Day, the chairman of the company’s board of directors, was the chairman of The Compass Group, a wholly owned subsidiary of CGI. Mr. Day is not an employee, director or officer of our manager. Mr. Day owns a 50% non-managing membership interest in CGI Seagin, a non-managing member of our manager. CGI Seagin is entitled to receive 10% of any profit allocation paid by the company to our manager.

Pharos I LLC

Pharos purchased, in conjunction with the closing of the IPO in a separate private placement transaction, 266,667 shares at the IPO price per share having an aggregate purchase price of $4 million. As indicated above, this amount was used in part to pay the purchase price to CGI and its subsidiaries for the acquisition of our businesses by the company. Pharos is owned by certain employees of our manager, including Mr. Massoud, our chief executive officer. Mr. Massoud, as managing member, controls Pharos.

Contractual Arrangements with Related Parties

The following discussion sets forth the agreements that we entered into with related parties in connection with the IPO.

Stock Purchase Agreement with Sellers, including CGI and its Subsidiaries

CGI and its subsidiaries, together with the other sellers, entered into stock purchase agreements with the company pursuant to which the company acquired controlling interests in our initial businesses and Anodyne. Upon consummation of the transactions contemplated by the stock purchase agreements, the company succeeded to the rights and interests of the applicable selling CGI subsidiaries under certain shareholders’ agreements and registration rights agreements then in place at our initial businesses and Anodyne.

Loan Agreements with each of our Subsidiaries

The company is a party to a loan agreement with each of our businesses pursuant to which the company will make loans and financing commitments to each of our businesses.

Management Services Agreement

The company entered into a management services agreement pursuant to which we will pay our manager, for services performed by our manager, a quarterly management fee equal to 0.5% (2.0% annualized) of the company’s adjusted net assets as of the last day of each fiscal quarter. The management services agreement was amended on November 8, 2006, to clarify that adjusted net assets are not reduced by non-cash charges associated with the supplemental put agreement. Such amendment was unanimously approved by the company’s board of directors and the compensation committee of the board of directors. The management fee paid to our manager is required to be paid prior to the payment of any distributions to shareholders. The management fee will be offset by fees paid to our manager by our businesses under management services agreements that our manager entered into with, or be assigned with respect to, our businesses, which we refer to as offsetting management services agreements. We accrued and paid approximately $3.0 million of management fees under this agreement during fiscal 2006.

Offsetting Management Services Agreements

Our manager has entered into and may, at any time in the future, enter into offsetting management services agreements directly with the businesses that we own relating to the performance by our manager of offsetting management services for such businesses. All fees, if any, paid by the businesses that we own to our manager pursuant to an offsetting management services during any fiscal quarter will offset, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company to our manager under the management services agreement for such fiscal quarter. The manager has entered into offsetting management services agreements with all of its subsidiaries. Offsetting management fees were approximately $1.4 million during fiscal 2006.

LLC Agreement

The trust and our manager are each equity holders of the company’s limited liability company interests and parties to the LLC agreement relating to their respective interests in the company. The LLC agreement sets forth our manager’s rights with respect to their profit allocation interest among other things. The LLC agreement was amended on January 9, 2007, to address a drafting error related to the methodology used to calculate our manager’s profit allocation. The impact of the amendment to the LLC agreement is positive for shareholders as it ensures that 100% of the company’s overhead and equity are allocated among our businesses for purposes of the hurdle calculation prior to payment of profit allocation to our manager. The amendment to the LLC agreement was unanimously approved by our board of directors on January 4, 2007. A copy of the LLC agreement, as amended, is an exhibit to the registration of which this prospectus is a part.

The company will pay a profit allocation with respect to its businesses to our manager, as holder of 100% of the allocation interests, upon the occurrence of certain events if the company’s profits with respect to a business exceeding an annualized hurdle rate of 7%, which hurdle is tied to such business’ adjusted net assets (as defined in the LLC agreement) relative to the sum of all of our subsidiaries’ adjusted net assets. The calculation of profit allocation with respect to a particular business will be based on:

•	such business’ contribution-based profit, which generally will be equal to such business’ aggregate contribution to the company’s profit during the period such business is owned by the company; and

•	the company’s cumulative gains and losses to date.

Generally, a profit allocation will be paid in the event that the amount of profit allocation exceeds the annualized hurdle rate of 7% in the following manner: (i) 100% of the amount of profit allocation in excess of the hurdle rate of 7% but that is less than the hurdle rate of 8.75%, which amount is intended to provide our manager with an overall profit allocation of 20% once the hurdle rate of 7% has been surpassed; and (ii) 20% of the amount of profit allocation in excess of the hurdle rate of 8.75%. Our manager has the right to cause the company to purchase the allocation interests it owns, as described below under “— Supplemental Put Agreement.” Mr. Day owns a 50% non-managing membership interest in CGI Seagin, a non-managing member of our manager. CGI Seagin is entitled to receive 10% of any profit allocation paid by the company to our manager.

Supplemental Put Agreement

As distinct from its role as our manager, our manager is also the owner of 100% of the allocation interests in the company. Concurrent with the IPO, we entered into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement. Essentially, the put rights granted to our manager require us to acquire our manager’s allocation interests in the company at a price based on a percentage of the increase in fair value in the company’s businesses over its basis in those businesses. At any point in time, the supplemental put liability recorded on the company’s balance sheet is our manager’s estimate of what its allocation interests are worth based upon a percentage of the increase in fair value of our businesses over our basis in those businesses. Because the supplemental put price would be calculated based upon an assumed profit allocation for the sale of all of our businesses, the growth of the supplemental put liability over time is indicative of our manager’s estimate of the company’s unrealized gains on its interests in our businesses. A decline in the supplemental put liability is indicative either of the realization of gains associated with the sale a business and the corresponding payment of a profit allocation to our manager (as with Crosman), or a decline in our manager’s estimate of the company’s unrealized gains on its interests in our businesses. We account for the change in the estimated value of the supplemental put liability on a quarterly basis in our income statement. The expected value of the supplemental put liability effects our results of operation but it does not affect our cash flows or our cash flow available for distribution.

Private Placement Agreement

CGI has agreed to purchase, in conjunction with the closing of this offering in a separate private placement transaction, that number of shares, at a per share price equal to the public offering price, having an aggregate purchase price of $30 million, or approximately 1,764,706 shares.

Registration Rights Agreements

In connection with CGI’s and Pharos’ purchase of 5,733,333 and 266,667 shares, respectively, pursuant to the separate private placement transactions in connection with the IPO and described above, we entered into registration rights agreements with CGI Diversified Holdings, LP and Pharos for the registration of such shares under the Securities Act, which we refer to as the IPO registration rights agreements. Likewise, in connection with the grant of 950,000 restricted shares to CGI in connection with the company’s purchase of Anodyne from CGI’s subsidiary Compass Medical Mattress Partners L.P., we entered into a registration rights agreement with CGI Diversified Holdings, LP for the registration of such shares under the Securities Act.

The IPO registration rights agreements require us to file a shelf registration statement under the Securities Act relating to the resale of all the shares acquired by Pharos and CGI in the private placement transactions in connection with the IPO as soon as reasonably possible following the first anniversary of the closing of the IPO, or earlier if so requested by the holders of registration rights, to permit the public resale of (i) 30% of CGI’s and Pharos’ shares, as the case may be, after November 16, 2006, (ii) an additional 35% of CGI’s and Pharos’ shares, as the case may be, after November 16, 2007, and (iii) all of CGI’s and Pharos’ shares, as the case may be, after May 15, 2009. The registration rights agreement we entered into with CGI with respect to the 950,000 shares issued to CGI in connection with our acquisition of Anodyne requires us to file a shelf registration statement under the Securities Act relating to the resale of all the shares issued to CGI in connection with our acquisition of Anodyne as soon as reasonably possible following the first anniversary of the closing of the acquisition, or earlier if so requested by the holders of registration rights, to permit the public resale of (i) 30% of CGI’s shares until January 31, 2007, (ii) an additional 35% of CGI’s shares after January 31, 2007 until July 31, 2009, and (iii) all of CGI’s shares after July 31, 2009. In addition, we will enter into a registration rights agreement with CGI in connection with the separate private placement transaction described in this prospectus. This registration rights agreement will require us to file a shelf registration statement under the Securities Act relating to the resale of all shares issued to CGI in connection with such separate private placement transaction as soon as reasonably possible following May 16, 2007. In each case, we have agreed, or will agree, to use our best efforts to have the registration statement declared effective as soon as possible thereafter and to maintain effectiveness of the registration statement (subject to limited exceptions). We are obligated to take certain actions as are required to permit resales of the registrable shares. In addition, the holders of registration rights may require us to include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering. Each registration statement will provide that we will bear the expenses incurred in connection with the filing of any registration statements pursuant to the exercise of registration rights. We do not expect any holders of registration rights to include their shares in this offering.

Policy for Approval of Related Person Transactions

Our independent directors, through the various committees of our board of directors, are responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any of the following related parties have or will have a direct or indirect material interest:

•	our chief executive officer and chief financial officer;

•	our directors; and

•	other members of the management team involved in the oversight of the day-to-day operations of the company and its subsidiaries.

Any transaction required to be disclosed pursuant to Item 404 of Regulation S-K (“related party transactions”) must be reviewed and approved for potential conflict of interest by our independent directors, through the various committees of our board of directors. The company may not enter into or engage in any related party transaction with a related party without such approval. All related party transactions involving an acquisition from or sale to an affiliate of our manager, including any entity managed by an affiliate of our manager, must be submitted to the nominating and corporate governance committee for pre-approval. Details of related party transactions will be publicly disclosed as required by applicable law.

Director Independence

Our board of directors has reviewed the materiality of any relationship that each of our directors has with the trust or the company, either directly or indirectly. Based on this review, the board has determined that the following directors are “independent directors” as defined by The NASDAQ Global Select Market: Messrs. Edwards, Ewing, Lazarus and Waitman.

DESCRIPTION OF SHARES

General

The following descriptions of the trust agreement and the LLC agreement are subject to the provisions of the Delaware Statutory Trust Act and the Delaware Limited Liability Company Act. Certain provisions of the trust agreement and the LLC agreement are intended to be consistent with the DGCL, and the powers of the company, the governance processes and the rights of the trust as the holder of the trust interests and the shareholders of the trust are generally intended to be similar in many respects to those of a typical Delaware corporation under the DGCL, with certain exceptions.

The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of each of the trust agreement and the LLC agreement, which will govern your rights as a holder of the shares and the trust’s rights as a holder of trust interests, forms of each of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Shares in the Trust

Each share of the trust represents one undivided beneficial interest in the trust property and each share of the trust corresponds to one underlying trust interest held by the trust. Unless the trust is dissolved, it must remain the holder of 100% of the trust interests and at all times the company will have outstanding the identical number of trust interests as the number of outstanding shares of the trust. Pursuant to the trust agreement, the trust is authorized to issue 500,000,000 shares and the company is authorized to issue a corresponding number of trust interests. As of December 31, 2006, the trust had 20,450,000 shares outstanding and the company had an equal number of corresponding trust interests outstanding. All shares and trust interests will be fully paid and nonassessable upon payment thereof.

Equity Interests in the Company

The company is authorized, pursuant to action by the company’s board of directors, to issue up to 500,000,000 trust interests in one or more series. In addition to the trust interests, the company is authorized, pursuant to action by the company’s board of directors, to issue up to 1,000 allocation interests. In connection with the formation of the company, our manager acquired 100% of the allocation interests so authorized and issued. All allocation interests are fully paid and nonassessable. Other than the allocation interests held by our manager, the company is not authorized to issue any other allocation interests.

Distributions

General

The company, acting through its board of directors, may declare and pay quarterly distributions on the interests of the company. Any distributions so declared will be paid on the interests in proportion to the number of interests held by such holder of interests. Our manager currently has a nominal equity interest in the company, which is subject to dilution if additional shares, including the shares offered hereby, are offered in the future. The company’s board of directors may, in its sole discretion and at any time, declare and pay distributions from the cash flow available for distributions to the holders of its interests.

Upon receipt of any distributions declared and paid by the company, the trust will, pursuant to the terms of the trust agreement, distribute within five business days the whole amount of such distributions in cash to its shareholders, in proportion to their percentage ownership of the trust on the related record date. The record date for distributions by the company will be the same as the record date for corresponding distributions by the trust.

In addition, under the terms of the LLC agreement, the company will pay a profit allocation to our manager, as holder of the allocation interests. See the section entitled “Certain Relationships and Related Party Transactions — Relationships with Related Parties — Manager’s Profit Allocation” for more information about the profit allocation to our manager.

Voting and Consent Rights

General

Each outstanding share is entitled to one vote per share on any matter with respect to which the trust is entitled to vote, as provided in the LLC agreement and as detailed below. Pursuant to the terms of the LLC agreement and the trust agreement, the company will act at the direction of the trust only with respect to those matters subject to vote by the holders of trust interests of the company. The company, as sponsor of the trust, will provide to the trust, for transmittal to shareholders of the trust, the appropriate form of proxy to enable shareholders of the trust to direct, in proportion to their percentage ownership of the shares, the trust’s vote with respect to the trust interests. The trust will vote its trust interests of the company in the same proportion as the vote of holders of the shares. For the purposes of this summary, the voting rights of holders of the trust interests of the company that effectively will be exercised by the shareholders of the trust by proxy will be referred to as the voting rights of the holders of the shares.

The LLC agreement provides that the holders of trust interests are entitled, at the annual meeting of members of the company, to vote for the election of all of the directors other than any director appointed by our manager. Because neither the trust agreement nor the LLC agreement provides for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding shares represented at a shareholders meeting will effectively be able to elect all the directors of the company standing for election.

The LLC agreement further provides that holders of allocation interests will not be entitled to any voting rights, except that holders of allocation interests will have, in accordance with the terms of the LLC agreement:

•	voting or consent rights in connection with certain anti-takeover provisions, as discussed below;

•	a consent right with respect to the amendment or modification of the provisions providing for distributions to the holders of allocation interests;

•	a consent right to any amendment to the provision entitling the holders of allocation interests to appoint directors who will serve on the board of directors of the company;

•	a consent right with respect to any amendment of the provision of the LLC agreement governing amendments thereof; and

•	a consent right with respect to any amendment that would adversely affect the holder of allocation interests.

Board of Directors Appointee

As holder of the allocation interests, our manager has the right to appoint one director (or two directors if the board size is increased to nine or more directors) to the company’s board of directors. Any appointed director on the company’s board of directors will not be required to stand for election by the shareholders. Any appointed director who is also a member of the company’s management will not receive any compensation (other than reimbursements that are permitted for directors) and will not have any special voting rights.

Right to Bring a Derivative Action and Enforcement of the Provisions of the LLC Agreement by Holders of the Shares and Our Manager

The trust agreement and the LLC agreement both provide that holders of shares representing at least ten percent of the outstanding shares shall have the right to directly institute a legal proceeding against the company to enforce the provisions of the LLC agreement. In addition, the trust agreement and the LLC agreement provide that holders of shares representing at least ten percent of the outstanding shares have the right to cause the trust to institute any legal proceeding for any remedy available to the trust, including the bringing of a derivative action in the place of the company under Section 18-1001 of the Delaware Limited Liability Company Act relating to the right to bring derivative actions. Holders of shares will have the right to direct the time, method and place of conducting such legal proceedings brought by the trust. Our manager, as holder of the allocation interests, has the right to directly institute proceedings against the company to enforce the provisions of the LLC agreement.

Acquisition Exchange and Optional Purchase

The trust agreement and the LLC agreement provide that, if at any time more than 90% of the then outstanding shares are beneficially owned by one person, who we refer to as the acquirer and which time we refer to as the control date, such acquirer has the right to cause the trust, acting at the direction of the company’s board of directors, to mandatorily exchange all shares then outstanding for an equal number of trust interests, which we refer to as an acquisition exchange, and dissolve the trust. The company, as sponsor of the trust, will cause the transfer agent of the shares to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the exchange of shares for trust interests. Upon the completion of such acquisition exchange, each holder of shares immediately prior to the completion of the acquisition exchange will be admitted to the company as a member in respect of an equal number of trust interests and the trust will cease to be a member of the company.

Following the exchange, the LLC agreement provides that the acquirer has the right to purchase from the other holders of trust interests for cash all, but not less than all, of the outstanding trust interests that the acquirer does not own at the offer price, as defined in the LLC agreement, as of the control date. While this provision of the LLC agreement provides for a fair price requirement, the LLC agreement does not provide members with appraisal rights to which shareholders of a Delaware corporation would be entitled under Section 262 of the DGCL. The acquirer can exercise its right to effect such purchase by delivering notice to the company and the transfer agent of its election to make the purchase not less than 60 days prior to the date which it selects for the purchase. The company will cause the transfer agent to mail the notice of the purchase to the record holders of the trust interests at least 30 days prior to purchase. We refer to the date of purchase as the purchase date.

Voluntary Exchange

The trust agreement and the LLC agreement provide that in the event the company’s board of directors determines that either:

•	the trust or the company, or both, is, or is reasonably likely to be, treated as a corporation for United States federal income tax purposes;

•	the trust is, or is reasonably likely to be, required to issue Schedules K-1 to holders of shares; or

•	the existence of the trust otherwise results, or is reasonably likely to result, in a material tax detriment to the trust, the holders of shares, the company or any of the members; and

•	the company’s board of directors obtains an opinion of counsel to such effect, the company, as sponsor of the trust, may cause the trust to exchange all shares then outstanding for an equal number of trust interests and dissolve the trust. We refer to such an exchange as a voluntary exchange. The company, as sponsor of the trust, will cause the transfer agent for the shares to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the exchange of shares for trust interests. Upon the completion of a voluntary exchange, each holder of shares immediately prior to the completion of the voluntary exchange will be admitted to the company as a member in respect of an equal number of trust interests and the trust will cease to be a member of the company.

The company has submitted to its shareholders for approval an amendment to the trust agreement that would permit our board to amend the trust agreement to provide that the trust be treated as a tax partnership effective January 1, 2007. See “Material U.S. Federal Income Tax Considerations.”

Election by the Company

In circumstances where the trust has been dissolved, the LLC agreement provides that the company’s board of directors may, without the consent of vote of holders of trust interests, cause the company to elect to be treated as a corporation for United States federal income tax purposes only if the board receives an opinion from a nationally recognized financial adviser to the effect that the market valuation of the company is expected to be significantly lower as a result of the company continuing to be treated as a partnership for United States federal income tax purposes than if the company instead elected to be treated as a corporation for United States federal income tax purposes.

Dissolution of the Trust and the Company

The LLC agreement provides for the dissolution and winding up of the company upon the occurrence of:

•	the adoption of a resolution by a majority vote of the company’s board of directors approving the dissolution, winding up and liquidation of the company and such action has been approved by the affirmative vote of a majority of the outstanding trust interests entitled to vote thereon;

•	the unanimous vote of the outstanding trust interests to dissolve, wind up and liquidate the company;

•	a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the company as then currently operated as determined in accordance with Section 18-802 of the Delaware Limited Liability Company Act; or

•	the termination of the legal existence of the last remaining member or the occurrence of any other event that terminates the continued membership of the last remaining member, unless the company is continued without dissolution in a manner provided under the LLC agreement or the Delaware Limited Liability Company Act.

The trust agreement provides for the dissolution and winding up of the trust upon the occurrence of:

•	an acquisition exchange or a voluntary exchange;

•	the filing of a certificate of cancellation of the company or its failure to revive its charter within 10 days following revocation of the company’s charter;

•	the entry of a decree of judicial dissolution by a court of competent jurisdiction over the company or the trust; or

•	the written election of the company.

We refer to these events as dissolution events. Following the occurrence of a dissolution event with respect to the trust, each share will be mandatorily exchanged for a trust interest of the company. Upon dissolution of the company in accordance with the terms of the LLC agreement, the then holders of interests will be entitled to share in the assets of the company legally available for distribution following payment to creditors in accordance with the positive balance in such holders’ tax-based capital accounts required by the LLC agreement, after giving effect to all contributions, distributions and allocations for all periods.

Anti-Takeover Provisions

Certain provisions of the management services agreement, the trust agreement and the LLC agreement may make it more difficult for third parties to acquire control of the trust and the company by various means. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares owned by them. In addition, these provisions may adversely affect the prevailing market price of the shares. These provisions are intended to:

•	protect our manager and its economic interests in the company;

•	protect the position of our manager and its rights to manage the business and affairs of the company under the management services agreement;

•	enhance the likelihood of continuity and stability in the composition of the company’s board of directors and in the policies formulated by the board of directors;

•	discourage certain types of transactions which may involve an actual or threatened change in control of the trust and the company;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of the trust and the company to consult first with the company’s board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce the vulnerability of the trust and the company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding shares or that is otherwise unfair to shareholders of the trust.

Anti-Takeover Effects of the Management Services Agreement

The limited circumstances in which our manager may be terminated means that it will be very difficult for a potential acquirer of the company to take over the management and operation of our business. Under the terms of the management services agreement, our manager may only be terminated by the company in certain limited circumstances.

Furthermore, our manager has the right to resign and terminate the management services agreement upon 90 days notice. Upon the termination of the management service agreement, seconded officers, employees, representatives and delegates of our manager and its affiliates who are performing the services that are the subject of the management services agreement, will resign their respective position with the company and cease to work at the date of our manager’s termination or at any other time as determined by our manager. Any appointed director may continue serving on the company’s board of directors subject to our manager’s continued ownership of the allocation interests.

If we terminate the management services agreement, the company and the trust will agree, and the company will agree to cause its businesses, to cease using the term “Compass”, including any trademarks based on the name of the company and trust owned by our manager, entirely in their businesses and operations within 180 days of such termination. This agreement would require the trust, the company and its businesses to change their names to remove any reference to the term “Compass” or any trademarks owned by our manager.

Anti-Takeover Provisions in the Trust Agreement and the LLC Agreement

A number of provisions of the trust agreement and the LLC agreement also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the trust and the company. The trust agreement and the LLC agreement prohibit the merger or consolidation of the trust and the company with or into any limited liability company, corporation, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business, including a partnership, or the sale, lease or exchange of all or substantially all of the trust’s or the company’s property or assets unless, in each case, the company’s board of directors adopts a resolution by a majority vote approving such action and unless (i) in the case of the company, such action is approved by the affirmative vote of the holders of a majority of each of the outstanding trust interests and allocation interests entitled to vote thereon or (ii) in the case of the trust, such action is approved by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon.

In addition, the trust agreement and the LLC agreement each contain provisions based on Section 203 of the DGCL which prohibit the company and the trust from engaging in a business combination with an interested shareholder unless (i) in the case of the company, such business combination is approved by the affirmative vote of the holders of 66 2/3% of each of the outstanding trust interests and allocation interests or (ii) in the case of the trust, such business combination is approved by the affirmative vote of the holders of 66 2/3% of the outstanding shares, in each case, excluding shares or interests, as the case may be, held by the interested stockholder or any affiliate or associate of the interested stockholder.

Subject to the right of our manager to appoint directors and any successor in the event of a vacancy, the LLC agreement authorizes only the chairman of the company’s board of directors to fill vacancies until the second annual meeting of members (and thereafter allowing the company’s board of directors to fill such vacancies) following the closing of the IPO. This provision could prevent a shareholder of the trust from effectively obtaining an indirect majority representation on the company’s board of directors by permitting the existing board of directors to increase the number of directors and to fill the vacancies with its own nominees. The LLC agreement also provides that directors may be removed, with or without cause, only by the affirmative vote of holders of 85% of the outstanding shares. An appointed director may only be removed by our manager, as holder of the allocation interests.

The trust agreement and the LLC agreement do not permit holders of the shares to act by written consent. Instead, shareholders may only take action via proxy, which, when the action relates to the trust’s exercise of its rights as a member of the company, may be presented at a duly called annual or special meeting of members of the company and will constitute the vote of the trust. For so long as the trust remains a member of the company, the trust will act by written consent, including to vote its trust interests in a manner that reflects the vote by proxy of the holders of the shares. Furthermore, the trust agreement and the LLC agreement provide that special meetings may only be called by the chairman of the company’s board of directors or by resolution adopted by the company’s board of directors.

The trust agreement and the LLC agreement also provide that members, or holders of shares, seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of members of the company, must provide notice thereof in writing to the company not less than 120 days and not more than 150 days prior to the anniversary date of the preceding year’s annual meeting of members or as otherwise required by requirements of the Exchange Act. In addition, the member or holder of shares furnishing such notice must be a member or shareholder, as the case may be, of record on both (i) the date of delivering such notice and (ii) the record date for the determination of members or shareholders, as the case may be, entitled to vote at such meeting. The trust agreement and the LLC agreement specify certain requirements as to the form and content of a member’s or shareholder’s notice, as the case may be. These provisions may preclude members or holders of shares from bringing matters before holders of shares at an annual meeting or from making nominations for directors at an annual or special meeting.

The company’s board of directors is divided into three classes serving staggered three-year terms, which effectively requires at least two election cycles for a majority of the company’s board of directors to be replaced. See the section entitled “Management” for more information about the company’s staggered board. In addition, our manager will have certain rights with respect to appointing one or more directors, as discussed above.

Authorized but unissued shares are available for future issuance, without approval of the shareholders of the trust. These additional shares may be utilized for a variety of purposes, including future public offerings to raise additional capital or to fund acquisitions, as well as option plans for employees of the company or its businesses. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of the trust by means of a proxy contest, tender offer, merger or otherwise.

In addition, the company’s board of directors has broad authority to amend the trust agreement and the LLC agreement, as discussed below. The company’s board of directors could, in the future, choose to amend the trust agreement or the LLC agreement to include other provisions which have the intention or effect of discouraging takeover attempts.

Amendment of the LLC Agreement

The LLC agreement (including the distribution provisions thereof) may be amended only by a majority vote of the board of directors of the company, except that amending the following provisions requires an affirmative vote of at least a majority of the outstanding shares:

•	the purpose or powers of the company;

•	the authorization of an increase in trust interests;

•	the distribution rights of the trust interests;

•	the voting rights of the trust interests;

•	the provisions regarding the right to acquire trust interests after an acquisition exchange described above;

•	the right of holders of shares to enforce the LLC agreement or to institute any legal proceeding for any remedy available to the trust;

•	the hiring of a replacement manager following the termination of the management services agreement;

•	the merger or consolidation of the company, the sale, lease or exchange of all or substantially all of the company’s assets and certain other business combinations or transactions;

•	the right of holders to vote on the dissolution, winding up and liquidation of the company; and

•	the provision of the LLC agreement governing amendments thereof.

In addition, our manager, as holder of the allocation interests, will have the rights specified above under “— Voting and Consent Rights.”

Amendment of the Trust Agreement

The trust agreement may be amended by the company, as sponsor of the trust, and the regular trustees acting at the company’s direction. However, the company may not, without the affirmative vote of a majority of the outstanding shares, enter into or consent to any amendment of the trust agreement that would:

•	cause the trust to fail or cease to qualify for the exemption from the status of an “investment company” under the Investment Company Act or be classified as anything other than a grantor trust for United States federal income tax purposes;

•	cause the trust to fail to qualify as a grantor trust for U.S. federal income tax purposes;

•	cause the trust to issue a class of equity securities other than the shares (as described above under “— Shares in the Trust”), or issue any debt securities or any derivative securities or amend the provision of the trust agreement prohibiting any such issuances;

•	affect the exclusive and absolute right of our shareholders to direct the voting of the trust, as a member of the company, with respect to all matters reserved for the vote of members of the company pursuant to the LLC agreement;

•	effect the merger or consolidation of the trust, effect the sale, lease or exchange of all or substantially all of the trust’s property or assets and certain other business combinations or transactions;

•	amend the distribution rights of the shares;

•	increase the number of authorized shares; or

•	amend the provision of the trust agreement governing the amendment thereof.

Trustees

Messrs. Alan B. Offenberg and Bottiglieri currently serve as the regular trustees of the trust, and The Bank of New York (Delaware) currently serves as the Delaware trustee of the trust.

Transfer Agent and Registrar

The transfer agent and registrar for the shares and the trust interests is The Bank of New York.

Listing

Our shares are listed on the NASDAQ Global Select Market under the symbol “CODI.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations associated with the purchase, ownership and disposition of shares by U.S. holders (as defined below) and non-U.S. holders (as defined below). The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), currently applicable United States Treasury Regulations (“Regulations”) and judicial and administrative rulings as of the date hereof. This summary is not binding upon the Internal Revenue Service (“IRS”), and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that positions taken with respect to, for example, the status of the trust or the company as a publicly traded partnership exempt from taxation as a corporation will not be challenged by the IRS. In addition, legislative, judicial or administrative changes may be forthcoming that could alter or modify the tax consequences, possibly on a retroactive basis.

The IRS has recently issued a pronouncement stating its position that a grantor trust owning interests in a limited liability company, on facts very similar to our current structure, would be treated as a partnership for federal income tax purposes, and not as a grantor trust. The rationale for this position is that the overall arrangement permits a variance in the investment of the holders, even though the trustees of the trust do not have that power directly.

In light of this development, the company has submitted to its shareholders for approval an amendment to the trust agreement that would permit our board to amend the trust agreement to provide that the trust be treated as a tax partnership effective January 1, 2007, and has also initiated discussions with the IRS with respect to a closing agreement that would permit the trust to be treated as a grantor trust with respect to the 2006 taxable year, and possibly a portion of the 2007 taxable year if shareholder approval is not obtained. If the company is not able to satisfactorily conclude a closing agreement, the IRS may challenge the tax status of the trust for 2006 and the portion of 2007 that it is in existence and if successful the trust may lose an opportunity to effectively make an election under Code Section 754, although the company intends to take actions to minimize this risk.

This summary deals only with shares of the trust that are held as capital assets by holders who acquire the shares upon original issuance and does not address (except to the limited extent described below) special situations, such as those of:

•	brokers and dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding shares as a part of a hedging, integrated or conversion transaction or a straddle, or as part of any other risk reduction transaction;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons liable for alternative minimum tax.

A “U.S. holder” of shares means a beneficial owner of shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	a partnership (or other entity treated as a partnership for tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, the interests in which are owned only by U.S. persons;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

A “non-U.S. holder” of shares means a beneficial owner of shares that is not a U.S. holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of the trust, the tax treatment of any non-U.S. partner in such partnership (or other entity) will generally depend upon the status of the partner and the activities of the partnership. If you are a non-U.S. partner of a partnership (or similarly treated entity) that acquires and holds shares of the trust, we urge you to consult your own tax adviser.

No statutory, administrative or judicial authority directly addresses many of the U.S. federal income tax issues pertaining to the treatment of shares or instruments similar to the shares. As a result, we cannot assure you that the IRS or the courts will agree with the positions described in this summary. A different treatment of the shares, the trust or the company from that described below could adversely affect the amount, timing, character, and manner for reporting of income, gain or loss in respect of an investment in the shares. If you are considering the purchase of shares, we urge you to consult your own tax adviser concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Status of the Trust

The trust was intended to be treated as a grantor trust for tax purposes and has provided tax information to its shareholders with respect to the 2006 taxable year consistently therewith. In light of the recent IRS pronouncement described above, the company has submitted to its shareholders of record as of April 10, for approval an amendment to the trust agreement that would permit it to be treated as a tax partnership effective January 1, 2007. If such approval is obtained, it is likely that the trust will remain in existence and be treated as a tax partnership beginning January 1, 2007, although no final decision has been made in that regard. If shareholder approval is not obtained, and possibly even if approval is obtained, the trustees will elect to dissolve the trust pursuant to current provisions in the trust agreement, in which case the shareholders would receive direct interests in the company in exchange for their shares in the trust.

The company has also initiated discussions with the IRS with respect to a closing agreement that would permit the trust to be treated as a grantor trust with respect to the 2006 taxable year, and possibly a portion of the 2007 taxable year if shareholder approval is not obtained. If the company is not able to satisfactorily conclude a closing agreement, the IRS may challenge the tax status of the trust for 2006 and the portion of 2007 that it is in existence and if successful the trust may lose an opportunity to effectively make an election under Code Section 754.

If the trust is treated as a tax partnership, on the effective date of such change (which is likely to be January 1, 2007), the shareholders will be deemed to contribute their interests in the company to a new tax partnership in exchange for interests in that new partnership. The contribution would generally be tax-free to both shareholders and the trust pursuant to Code Section 721. The contribution may cause the company to technically terminate for tax purposes pursuant to Code Section 708(b)(1)(B), but this should not have any material adverse consequences to the shareholders, although a shareholder that has a taxable year other than the calendar year may have additional consequences and should consult with their own tax advisor.

For any period in which the trust is treated as a tax partnership, it would be intended to qualify as a publicly traded partnership exempt from taxation as a corporation. See the discussion under “— Status of the Company” below. For purposes of applying the “qualifying income” tests, the trust’s share of the company’s income will be treated as received directly by the trust and will retain the same character as it had in the hands of the company. References to the “company” in this discussion of “Material U.S. Federal Income Tax Considerations” shall be deemed to include the trust for periods when the trust is treated as a tax partnership.

Status of the Company

Unless and until the trust is treated as a tax partnership, the company intends to be treated as a publicly traded partnership exempt from taxation as a corporation for U.S. federal income tax purposes, and, accordingly, no federal income tax will be payable by it as an entity. Instead, each holder of shares in the trust who, in turn, will be treated as a beneficial owner of trust interests in the company, will be required to take into account its distributive share of the items of income, gain, loss, deduction and credit of the company.

If the company were not treated as a publicly traded partnership exempt from taxation as a corporation and, instead, were to be classified as an association taxable as a corporation, the company would be subject to federal income tax on any taxable income at regular corporate tax rates, thereby reducing the amount of cash available for distribution to the shareholders. In that event, the holders of shares would not be entitled to take into account their distributive shares of the company’s deductions in computing their taxable income, nor would they be subject to tax on their respective shares of the company’s income. Distributions to a holder would be treated as (i) dividends to the extent of the company’s current or accumulated earnings and profits, (ii) a return of basis to the extent of each holder’s basis in its shares, and (iii) gain from the sale or exchange of property to the extent that any remaining distribution exceeds the holder’s basis in its shares. Overall, treatment of the company as an association taxable as a corporation may substantially reduce the anticipated benefits of an investment in the company.

A “publicly traded partnership” (as defined in Section 7704 of the Code) is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership is treated as a corporation unless 90% or more of its gross income each year is “qualifying income” (generally, passive-type income) and the partnership is not required to register as an investment company under the Investment Company Act of 1940.

Qualifying income includes dividends, interest and capital gains from the sale or other disposition of stocks and bonds held as capital assets. We intend to restrict the sources of our income so that more than 90% of our gross income for each taxable year will constitute qualifying income within the meaning of Section 7704(d) of the Code.

Until the trust is treated as a tax partnership, and under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by us and assuming that we satisfied the qualifying income tests for earlier years (in light of the risks discussed in the third following paragraph), in the opinion of Squire, Sanders & Dempsey L.L.P., the company will be classified as a publicly traded partnership exempt from taxation as a corporation for U.S. federal income tax purposes. The factual representations made by us upon which Squire, Sanders & Dempsey L.L.P. has relied include: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; (b) the company is not required to register as an investment company under the Investment Company Act of 1940, and (c) for each taxable year, more than 90% of the gross income of the trust or the company, as the case may be, will consist of dividends, interest (other than interest derived in the conduct of a financial or insurance business or interest the determination of which depends in whole or in part on the income or profits of any person) and gains from the sale of stock or debt instruments which are held as capital assets.

From the effective date of the treatment of the trust as a tax partnership, and under current law and assuming full compliance with the terms of the trust agreement (and other relevant documents) and based upon factual representations made by us, in the opinion of Squire, Sanders & Dempsey L.L.P., the trust will be classified as a publicly traded partnership exempt from taxation as a corporation for U.S. federal income tax purposes. The factual representations made by us upon which Squire, Sanders & Dempsey L.L.P. has relied include: (a) neither the trust nor the company has elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; (b) neither the trust nor the company is required to register as an investment company under the Investment Company Act of 1940, and (c) for each taxable year, more than 90% of the gross income of the trust or the company, as the case may be, will consist of dividends, interest (other than interest derived in the conduct of a financial or insurance business or interest the determination of which depends in whole or in part on the income or profits of any person) and gains from the sale of stock or debt instruments which are held as capital assets.

Squire, Sanders & Dempsey L.L.P. will have no obligation to advise us of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in, or differing IRS interpretation of, the applicable law. Our taxation as a publicly traded partnership exempt from taxation as a corporation will depend on our ability to meet, on a continuing basis, through actual operating results, the ”qualifying income exception” (as described above), the compliance with which will not be reviewed by Squire, Sanders & Dempsey L.L.P. on an ongoing basis. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the qualifying income exception. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

There can be no assurance that the IRS will not successfully assert that the trust or the company should be treated as a publicly traded partnership taxable as a corporation. No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to the status of the trust or the company for U.S. federal income tax purposes or whether the company will have sufficient qualifying income under Section 7704(d) of the Code. Whether the company or the trust will continue to meet the qualifying income exception is dependent on the company’s continuing activities and the nature of the income generated by those activities. In this regard, while the company does not anticipate realizing any management fee income, the treatment of income earned by our manager from offsetting management services agreements between our manager and the operating businesses is uncertain. For future periods, the amount of such offsetting management fees will be limited to 9.99% of the company’s gross income. In any event, the company’s board of directors will use its best efforts to cause the company to conduct its activities in such a manner that the company continues to meet the qualifying income exception.

If the company fails to satisfy the qualifying income exception described above (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure and with respect to which certain adjustments are made), the company will be treated as if it had (i) transferred all of its assets, subject to its liabilities, to a newly-formed corporation on the first day of the year in which it fails to satisfy the exception, in return for stock in that corporation, and (ii) then distributed that stock to the trust and, in turn, to the holders of shares in liquidation of their beneficial interests in the company. This contribution and liquidation should be tax-free to holders and the company so long as the company, at that time, does not have liabilities in excess of its tax basis in its assets. Thereafter, the company would be treated as a corporation for U.S. federal income tax purposes.

The discussion below is based on the opinion of Squire, Sanders & Dempsey L.L.P. that the company will be classified as a publicly traded partnership exempt from taxation as a corporation for U.S. federal income tax purposes. From the effective date on which the trust is treated as a tax partnership (if any), the following discussion will apply to the trust in addition to or in lieu of the company.

Tax Considerations for U.S. Holders

Tax Treatment of the Company

As a publicly traded partnership exempt from taxation as a corporation, the company itself will not be subject to U.S. federal income tax, although it will file an annual partnership information return with the IRS, which information return will report the results of its activities. That information return also will contain schedules reflecting allocations of profits or losses (and items thereof) to members of the company, that is, to our manager and to the trust, or to the shareholders if the trust is dissolved.

Tax Treatment of Company Income to Holders

Each partner of a partnership is required to take into account its share of items of income, gain, loss, deduction and other items of the partnership. Each holder of shares will directly or indirectly own a pro rata share of trust interests in the company, and thus will be required to include on its tax return its allocable share of company income, gain, loss, deduction and other items without regard to whether the holder receives corresponding cash distributions. Thus, holders of shares may be required to report taxable income without a corresponding current receipt of cash if the company were to recognize taxable income and not make cash distributions.

The company’s taxable income is expected to consist mostly of interest income, capital gains and dividends. Interest income will be earned upon the funds loaned by the company to the operating subsidiaries and from temporary investments of the company, and will be taxable to the holders at ordinary income rates. Capital gains will be reported upon the sale of stock or assets by the company, and will be taxed to the holders at the appropriate capital gains rates. Any dividends received by the company from its domestic corporate holdings generally will constitute qualified dividend income, which will, under current law (which, without additional Congressional action, will expire with respect to dividends received after December 31, 2010), qualify for a reduced rate of tax. Any dividends received by the company that do not constitute qualified dividend income will be taxed to holders at the tax rates generally applicable to ordinary income. Dividend income of the company from its domestic operating subsidiaries that is allocated to corporate holders of shares will qualify for the dividends received deduction.

Allocation of Company Profits and Losses

Under Section 704 of the Code, the determination of a partner’s distributive share of any item of income, gain, loss, deduction, or credit of a partnership shall be governed by the partnership agreement unless the allocation so provided lacks “substantial economic effect” and is not otherwise in accordance with the partner’s interests in the partnership. Accordingly, a holder’s share of the company’s items of income, gain, loss, deduction, and credit will be determined by the LLC agreement, unless the allocations under the LLC agreement are determined not to have “substantial economic effect” and is not otherwise in accordance with the partner’s interests in the partnership. Subject to the discussion below in this section and under “— Tax Considerations for U.S. Holders — Allocations Among Holders” and “Section 754 Election,” we believe that the allocations under the LLC agreement should be considered to have substantial economic effect. If the allocations were found to lack substantial economic effect, the allocations nonetheless should be deemed to be made in accordance with the “partners’ interests in the partnership,” a facts and circumstances analysis of the underlying economic arrangement of the company’s members.

In general, under the LLC agreement, items of ordinary income and loss will be allocated ratably between the trust and our manager based upon their relative right to receive distributions from the company; and further, items allocated to the trust would be allocable ratably among the holders based on the number of trust interests held. Allocations of capital gains realized by the company will be made first to the manager to the extent of any profit allocation to our manager. Thereafter gains and losses from capital transactions will be allocated among the holders, based on the number of trust interests beneficially held. If the allocations provided by the LLC agreement were successfully challenged by the IRS, the amount of income or loss allocated to holders for U.S. federal income tax purposes could be increased or reduced or the character of the income or loss could be modified.

The U.S. federal income tax rules that apply to partnership allocations are complex, and their application, particularly to exchange-traded partnerships, is not always clear. We will apply certain conventions and assumptions intended to achieve general compliance with the intent of these rules, and to report items of income and loss in a manner that generally reflects a holder’s economic gains and losses; however, these conventions and assumptions may not be considered to comply with all aspects of the Regulations. It is, therefore, possible the IRS will successfully assert that certain of the conventions or assumptions are not acceptable, and may require items of company income, gain, loss or deduction to be reallocated in a manner that could be adverse to a holder of shares.

As required by the rules and regulations under Sections 704(b) and 704(c) of the Code (as appropriate), specified items of income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us and our property that has been revalued and reflected in the partners’ capital accounts upon the issuance of shares in connection with this offering. An allocation of our items of income, gain, loss and deduction, other than an allocation required by the Code to eliminate the difference between a shareholder’s “book” capital account, credited with the fair market value of contributed or adjusted property, and “tax” capital account, credited with the tax basis of contributed or adjusted property, referred to in this discussion as the “book-tax disparity,” will generally be given effect for federal income tax purposes in determining a shareholder’s distributive share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect” under the Treasury Regulations. In any other case, a shareholder’s distributive share of an item will be determined on the basis of the shareholder’s interest in us, which will be determined by taking into account all the facts and circumstances, including the shareholder’s relative contributions to us, the interests of all the shareholders in profits and losses, the interest of all the shareholders in cash flow and other nonliquidating distributions and rights of all the shareholders to distributions of capital upon liquidation. Under the Code, partners in a partnership cannot be allocated more tax depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the “ceiling limitation”). This “ceiling limitation” is not expected to have significant application to allocations with respect to contributed or adjusted property. However, to the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that certain items of income and deduction be allocated in a way designed to effectively “cure” this problem and eliminate the impact of the ceiling limitation. Such allocations will not have substantial economic effect because they will not be reflected in the capital accounts of our shareholders. The legislative history of Section 704(c) of the Code states that Congress anticipated that Treasury Regulations would permit partners to agree to a more rapid elimination of book-tax disparities than required provided there is no tax avoidance potential. Further, under Treasury Regulations under Section 704(c) of the Code, allocations similar to our curative allocations would be allowed.

Treatment of Distributions

Distributions of cash by a partnership generally are not taxable to the distributee-partner to the extent the amount of cash distributed does not exceed the distributee’s tax basis in its partnership interest. Cash distributions made by the company to the trust, which cash distributions the trustee in turn will distribute to the holders of shares, would create taxable gain to a holder only to the extent the distribution were to exceed the holder’s tax basis in the trust interests (see the section entitled “— Tax Basis in Trust Interests”). Any cash distribution in excess of a holder’s tax basis generally will be considered to be gain from the sale or exchange of the shares (see the section entitled “— Disposition of Shares” below).

Cash distributions to the holders of shares generally will be funded by gain realized by the company and payments to the company from the operating subsidiaries, which payments will consist of interest and principal payments on indebtedness owed to the company, and, subject to availability and board of director’s discretion, dividends. After payment of expenses, the company, again subject to the board of director’s discretion, intends to distribute the net cash to the trust, which in turn will distribute the net cash to the holders of shares. Distributions that are attributable to payments in amortization of loans made by the company may exceed the company’s taxable income, thus, resulting in distributions to the holders of shares that should constitute a return of their investment. As indicated, if cash distributions to a holder exceed the holder’s adjusted tax basis in the trust interests such holder is treated as beneficially owning, a taxable gain would result.

Disposition of Shares

If a U.S. holder transfers shares, it will be treated for U.S. federal income tax purposes as having transferred its share of the trust interests held by the trust. If such transfer is a sale or other taxable disposition, the holder will generally be required to recognize gain or loss measured by the difference between the amount realized on the sale and the holder’s adjusted tax basis in the trust interests deemed sold. The amount realized will include the holder’s share of the company’s liabilities, as well as any proceeds from the sale. The gain or loss recognized will generally be taxable as capital gain or loss, except that the gain or loss will be ordinary (and not capital gain or loss) to the extent attributable to the holder’s allocable share of unrealized gain or loss in assets of the company described in Section 751 of the Code (including certain unrealized receivables and inventory). Capital gain of non-corporate U.S. holders is eligible to be taxed at reduced rates where the trust interests deemed sold are considered held for more than one year. Capital gain of corporate U.S. holders is taxed at the same rate as ordinary income. Any capital loss recognized by a U.S. holder on a sale of shares will generally be deductible only against capital gains, except that a non-corporate U.S. holder may also offset up to $3,000 per year of ordinary income.

Pursuant to certain IRS rulings, a partner is treated as having a single, “unified” basis in all partnership interests that it owns. As a result, if a holder acquires shares at different prices and sells less than all of its shares, such holder will not be entitled to specify particular shares as having been sold (as it could do if the company were a corporation). Rather, the holder should determine its gain or loss on the sale by using an “equitable apportionment” method to allocate a portion of its unified basis to its shares sold. For example, if a holder purchased 200 shares for $10 per share and 200 shares for $20 per share (and assuming no other adjustments to basis), the holder would have “unified” basis of $6,000 in its 400 shares. If the holder sold 100 of its shares, the adjusted basis in the shares sold would be $1,500.

Gain or loss recognized by a holder on the sale or exchange of shares held for more than one year will generally be taxable as long-term capital gain or loss; otherwise, such gain or loss will generally be taxable as short-term capital gain or loss. A special election is available under the Regulations that will allow a holder to identify and use the actual holding periods for the shares sold for purposes of determining long-term capital gain or loss. If a holder fails to make the election or is not able to identify the holding periods for shares sold, the holder likely will have a fragmented holding period in the shares sold.

A holder that sells some or all of its shares is urged to consult its tax advisor to determine the proper application of these rules in light of the holder’s particular circumstances.

Tax Basis in Trust Interests

A U.S. holder’s initial tax basis in its shares, and, in turn, in its share of trust interests, will equal the sum of (a) the amount of cash paid by such holder for its shares and (b) such holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the trust interests will be increased by (a) the holder’s share of the company’s taxable income, including capital gain, (b) the holder’s share of the company’s income, if any, that is exempt from tax and (c) any increase in the holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the trust interests will be decreased (but not below zero) by (a) the amount of any cash distributed (or deemed distributed) to the holder, (b) the holder’s share of the company’s losses and deductions, (c) the holder’s share of the company’s expenditures that are neither deductible nor properly chargeable to a capital account and (d) any decrease in the holder’s share of the company’s liabilities.

Treatment of Securities Loans

A U.S. holder whose shares are loaned to a “short seller” to cover a short sale of shares may be considered to have disposed of those shares. If so, such holder would no longer be regarded as a beneficial owner of a portion of the trust interests with respect to those shares during the period of the loan and may recognize gain or loss from the disposition. As a result, during the period of the loan (i) company income, gain, loss, deduction or other items with respect to those shares would not be includible or reportable by the holder, and (ii) cash distributions received by the holder with respect to those shares could be fully taxable, likely as ordinary income. A holder who participates in any such transaction is urged to consult with its tax adviser.

Limitations on Interest Deductions

The deductibility of a non-corporate U.S. holder’s “investment interest expense” is generally limited to the amount of such holder’s “net investment income.” Investment interest expense would generally include interest expense incurred by the company, if any, and interest expense incurred by the U.S. holder on any margin account borrowing or other loan incurred to purchase or carry shares of the trust. Net investment income includes gross income from property held for investment and amounts treated as portfolio income, such as dividends and interest, under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gains rates is excluded from net investment income unless the holder elects to pay tax on such gain or dividend income at ordinary income rates.

Management Fees and Other Expenses

The company will pay an annual management fee to our manager. The company will also pay certain costs and expenses incurred in connection with activities of our manager. The company intends to deduct such fees and expenses to the extent that they are reasonable in amount and are not capital in nature or otherwise nondeductible. The management fees and other expenses should generally constitute miscellaneous itemized deductions for individual U.S. holders of shares. Accordingly, as described immediately below, certain limitations on deductibility of such fees and expenses by the shareholder could reduce or eliminate any associated tax benefits. Corporate U.S. holders of shares generally will not be subject to these limitations.

In general, a U.S. holder’s share of the expenses incurred by the company that are considered miscellaneous itemized deductions may be deducted by a U.S. holder that is an individual, estate or trust only to the extent that the holder’s share of the expenses exceeds 2% of the adjusted gross income of such holder. The Code imposes additional limitations (which are scheduled to be phased out between 2006 and 2010) on the amount of certain itemized deductions allowable to individuals, by reducing the otherwise allowable portion of such deductions by an amount equal to the lesser of:

•	3% of the individual’s adjusted gross income in excess of certain threshold amounts; or

•	80% of the amount of certain itemized deductions otherwise allowable for the taxable year.

Organizational and syndication expenses, in general, may not be deducted currently by either the company or any U.S. holder of shares. An election may be made by the company to amortize organizational expenses over a 180-month period. Syndication expenses cannot be amortized or deducted.

The company will report such expenses on a pro rata basis, and each U.S. holder will be required to determine separately to what extent these items are deductible on such holder’s tax return. A U.S. holder’s inability to deduct all or a portion of such expenses could result in such holder’s reporting as its share of company taxable income an amount that exceeds any cash actually distributed to such U.S. holder for the year.

Section 754 Election

The company will make the election permitted by Section 754 of the Code. Such an election, once made, is irrevocable without the consent of the IRS. The election will generally require, in connection with a purchase of shares in the open market, that the company adjust its proportionate share of the tax basis in the company’s assets, or the “inside” basis, pursuant to Section 743(b) of the Code to fair market value (as reflected in the purchase price for the purchaser’s shares), as if the purchaser of shares had acquired a direct interest in the company’s assets. The Section 743(b) basis adjustment is attributed solely to a purchaser of shares and does not affect the tax basis of the company’s assets associated with other holders. The Section 754 election, however, could result in adjustments to the “common basis” of the company’s assets, under Section 734, in connection with certain distributions.

Generally, the Section 754 election is intended to eliminate the disparity between a purchaser’s “outside” tax basis in its shares and its share of “inside” tax basis of the company’s assets such that the amount of gain or loss allocable to the purchaser on the disposition by the company of its assets will correspond to the purchaser’s share in the appreciation or depreciation in the value of such assets since the purchaser acquired its shares. The consequences of this basis adjustment may be favorable or unfavorable as to the purchaser-holder.

The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to the company, the company will apply certain simplifying conventions in determining and allocating these inside basis adjustments. It is possible that the IRS will successfully assert that the conventions utilized by the company do not satisfy the technical requirements of the Code or the Regulations and, thus, will require different basis adjustments to be made. If different adjustments were to be required by the IRS, some holders could be adversely affected.

Limitations on Deductibility of Losses

The deduction by a U.S. holder of its share of the company’s losses, if any, will be limited to the lesser of (i) the tax basis in such holder’s shares or (ii) in the case of a holder that is an individual or a closely-held corporation (a corporation where more than fifty percent (50%) of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), the amount which the holder is considered to be “at risk” with respect to certain activities of the company. In general, the amount “at risk” includes the holder’s actual amount paid for the shares and any share of company debt that constitutes “qualified nonrecourse financing.” The amount “at risk” excludes any amount the holder borrows to acquire or hold its shares if the lender of such borrowed funds owns shares or can look only to shares for repayment. Losses in excess of the amount at risk must be deferred until years in which the company generates taxable income against which to offset such carryover losses.

Passive Activity Income and Loss

The “passive activity loss” limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer’s income from passive activities. It is expected that holders will not recognize any passive activity income or passive activity loss as a result of an investment in shares.

Allocations Among Holders

In general, the company’s profits and losses (other than capital gains and losses) will be determined on an annual basis and will be prorated on a monthly basis, to be apportioned among the holders in proportion to the number of shares of the trust owned by each holder as of the close of the last trading day of the preceding month. As a result, a seller of shares prior to the close of the last trading day of a month may be allocated income or deductions realized by the company following the date of sale. Furthermore, all dividends and distributions by the company will be made to the transferor of shares if the record date is on or before the date of transfer; similarly, if the record date is after the date of transfer, dividends and distributions shall be made to the transferee. Thus, a holder who owns shares as of the last trading day of any month and who disposes of the shares prior to the record date set for a cash distribution for that month, would be allocated items of income or loss attributable to the next succeeding month but would not be entitled to receive the cash distribution.

The company will allocate capital gains and losses to the holders of shares on the actual date on which such gains or losses are realized.

The Code generally requires that items of partnership income, gain, loss and deduction be allocated between transferors and transferees of partnership interests on a daily basis to take into account changes in the make-up of the partnership. It is possible that a transfer of shares could be considered to occur for U.S. federal income tax purposes on the day when the transfer is completed without regard to the company’s monthly convention for allocating profit and loss. In that event, the company’s allocation method might be considered a method that does not comply with the tax laws.

If the IRS were to treat the transfer of shares as occurring throughout each month, and the use of a monthly convention were not allowed, or if the IRS otherwise does not accept the company’s allocation conventions, the IRS may contend that taxable income or losses of the company must be reallocated among the holders. If such a contention by the IRS were sustained, the holders’ respective tax liabilities would be adjusted to the possible detriment of certain holders. The company’s board of directors is authorized to revise the company’s allocation methods in order to comply with the applicable tax laws or to allocate items of company income, gain, loss or deduction in a manner that may more accurately reflect the holders’ respective beneficial interests in the company as may be necessary.

Constructive Termination

The company will be considered to have terminated for tax purposes if there is a sale or exchange of 50 percent or more of the total shares within a 12-month period. A constructive termination results in the closing of the company’s taxable year for all holders. In the case of a holder reporting on a taxable year other than a fiscal year ending December 31, the closing of the company’s taxable year may result in more than 12 months of its taxable income or loss being includable in such holder’s taxable income for the year of termination. The company would be required to make new tax elections after a termination, including a new election under Section 754. A termination could also result in penalties if the company were unable to determine that the termination has occurred.

Tax Reporting by the Trust and the Company

Information returns will be filed by the trust and the company with the IRS, as required, with respect to income, gain, loss, deduction and other items derived from the company’s activities. The company will file a partnership return with the IRS and intends to issue a Schedule K-1 to the trustee. The trustee intends to provide information to each holder of shares using a monthly convention as the calculation period. The trustee has provided information to the shareholders on a schedule to Form 1041 for 2006, and will not amend that reporting if a satisfactory closing agreement with the IRS, as discussed above, is obtained. For 2007 and future years, the trust will file a Form 1065 and issue Schedules K-1 to shareholders for the period beginning with its treatment as a tax partnership. The information provided on the schedule to Form 1041 and on Schedule K-1 is substantially the same. Moreover, we expect to deliver the Schedule K-1 to shareholders within the same time frame as we delivered the schedule to Form 1041 to shareholders for the 2006 taxable year. We further expect that the relevant and necessary information for tax purposes also will be readily available electronically through our website. Each holder will be deemed to have consented to provide relevant information, and if the shares are held through a broker or other nominee, to allow such broker or other nominee to provide such information as is reasonably requested by us for purposes of complying with our tax reporting obligations.

Audits and Adjustments to Tax Liability

A challenge by the IRS, such as in a tax audit, to the tax treatment by a partnership of any item generally must be conducted at the partnership, rather than at the partner, level. A partnership ordinarily designates a “tax matters partner” (as defined under Section 6231 of the Code) as the person to receive notices and to act on behalf of the partnership and the partners in the conduct of such a challenge or audit by the IRS. The company, as a limited liability company, has designated our manager as the “tax matters member,” who shall serve as the tax matters partner.

Our tax matters member, which is required by the LLC agreement to notify all holders of any U.S. federal income tax audit of the company, will have the authority under the LLC agreement to conduct, respond to, and if appropriate, contest (including by pursuing litigation) any IRS audit of the company’s tax returns or other tax-related administrative or judicial proceedings and, if considered appropriate, to settle such proceedings. A final determination of U.S. tax matters in any proceeding initiated or contested by the tax matters partner will be binding on all holders of shares who held their shares during the period for which the audit adjustment is made. As the tax matters member, our manager will have the right on behalf of all holders to extend the statute of limitations relating to the holders’ U.S. federal income tax liabilities with respect to company items. If shareholder approval is obtained and the trust becomes a partnership, the Trustees intend to designate James J. Bottiglieri or an affiliate as the “tax matters member” with the same duties and obligations as discussed above.

A U.S. federal income tax audit of the company’s information return may result in an audit of the tax return of a holder of shares, which, in turn, could result in adjustments to a holder’s items of income and loss that are unrelated to the company as well as to company-related items. There can be no assurance that the IRS, upon an audit of an information return of the company or of an income tax return of a U.S. holder, might not take a position that differs from the treatment thereof by the company or by such holder, possibly resulting in a tax deficiency. A holder would also be liable for interest on any tax deficiency that resulted from any such adjustments. Potential U.S. holders should also recognize that they might be forced to incur legal and accounting costs in resisting any challenge by the IRS to items in their individual returns, even if the challenge by the IRS should prove unsuccessful.

Foreign Tax Credits

Subject to generally applicable limitations, a U.S. holder of shares will be able to claim foreign tax credits with respect to certain foreign income taxes (if any) paid or incurred by the company, withheld on payments made to the company or paid by the company on behalf of holders. If a holder elects to claim a foreign tax credit, it must include in its gross income, for U.S. federal income tax purposes, both its share of the company’s items of income and gain and also its share of the amount which is deemed to be the holder’s portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income derived by the company. Subject to certain limitations, the U.S. holder may claim as a credit against its U.S. federal income tax the amount of such taxes incurred or withheld. Alternatively, a U.S. holder may elect to treat such foreign taxes as deductions from gross income. Even if the holder is unable to claim a credit or a deduction, he or she must include all amounts described above in income. We urge U.S. holders to consult their tax advisers regarding this election and its consequences to them.

Taxation of Certain Foreign Earnings

Under Subpart F of the Code, certain undistributed earnings and certain passive income of a foreign company constituting a controlled foreign corporation, or CFC, as defined in the Code, are taxed to certain U.S. shareholders prior to being distributed. None of the businesses in which the company currently intends to invest are CFCs; however, no assurances can be given that other businesses in which the company may invest in the future will not be CFCs. While distributions made by a foreign company could generally constitute “qualified dividend income;” the Subpart F provisions of the Code may operate to prevent distributions (or deemed distributions) of such earnings from being so regarded. Additionally, if the company were to invest in a passive foreign investment company, or PFIC, a U.S. holder of shares may be subject to certain adverse U.S. federal income tax consequences, including a deferred interest charge upon the distribution of previously accumulated earnings with respect to that investment.

Reportable Transaction Disclosure Rules

There are circumstances under which certain transactions must be disclosed to the IRS in a disclosure statement attached to a taxpayer’s U.S. federal income tax return (a copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, the Code imposes a requirement on certain “material advisers” to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These provisions can apply to transactions not conventionally considered to involve abusive tax planning. Consequently, it is possible that such disclosure could be required by the company or the holders of shares if, for example, a holder incurs a loss (in excess of a threshold computed without regard to offsetting gains or other income or limitations) from the disposition of shares. While the tax shelter disclosure rules generally do not apply to a loss recognized on the disposition of an asset in which the taxpayer has a qualifying basis (generally a basis equal to the amount of cash paid by the taxpayer for such asset), such rules will apply to a taxpayer recognizing a loss with respect to interests (such as the shares) in a pass-through entity even if its basis in such interests is equal to the amount of cash it paid. We urge U.S. holders to consult their tax advisers regarding the tax shelter disclosure rules and the possible application of these rules to them.

Non-U.S. Holders

A non-U.S. holder will not be subject to U.S. federal income tax on such holder’s distributive share of the company’s income, provided that such income is not considered to be effectively connected with the conduct of a trade or business within the United States. However, in the case of an individual non-U.S. holder, such holder will be subject to U.S. federal income tax on gains on the sale of shares in the company or such holder’s distributive share of company gains if such holder is present in the United States for 183 days or more during a taxable year and certain other conditions are met.

The company should not be treated as “engaged in a trade or business within the United States” and therefore should not realize income that would be treated as effectively connected with the conduct of a U.S. trade or business. If the income from the company is effectively connected with a U.S. trade or business (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), then a non-U.S. holder’s share of any company income and of any gain realized upon the sale or exchange of shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens and residents and domestic corporations, and such non-U.S. holder will be subject to tax return filing requirements in the U.S. Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax (or lower treaty rate, if applicable) on their effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business.

In addition, gains, if any, allocable to a non-U.S. holder and attributable to a sale by the company of a “U.S. real property interest,” or USRPI (other than such gains subject to tax under the rules discussed above), are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain as a means of collecting such tax. For this purpose, a USRPI includes an interest (other than solely as a creditor) in a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50% of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), as well as an interest in a partnership that holds USRPIs. This withholding tax would be creditable against a non-U.S. holder’s actual U.S. federal income tax liability and any excess withholding tax may generally be eligible for refund. Although a non-U.S. holder who is a partner in a partnership that owns USRPIs is generally subject to tax on its sale or other disposition of its partnership interest to the extent attributable to such USRPIs, no withholding tax is generally imposed on the transfer of publicly traded partnership interests, and gain will not be taxable under the USRPI provisions where the non-U.S. holder owns no more than 5% of a publicly traded entity such as the company. A non-U.S. holder that owns more than 5% of the company is urged to consult its tax adviser about the potential application of the USRPI provisions. We have made no determination as to whether any of the company’s investments will constitute a USRPI.

While generally not subject to U.S. federal income tax as discussed above, a non-U.S. holder generally will be subject to U.S. federal withholding tax at the rate of 30% (or, under certain circumstances, at a reduced rate provided by an income tax treaty, if applicable) in respect of such holder’s distributive share of dividends from U.S. corporations and certain other types of U.S.-source income realized by the company. To the extent any interest income allocated to a non-U.S. holder that otherwise would be subject to U.S. withholding tax is considered “portfolio interest,” neither the allocation of such interest income to the non-U.S. holder nor a subsequent distribution of such interest income to the non-U.S. holder will be subject to withholding, provided (among other things) that the non-U.S. holder is not otherwise engaged in a trade or business in the U.S. and provides us with a timely and properly completed and executed form W-8BEN or other applicable form and said holder does not directly or indirectly own 10 percent or more of the shares or capital of the interest payor. The withholding tax as described herein will apply upon the earlier of the distribution of income to a non-U.S. holder or, if not previously distributed to a non-U.S. holder, at the time such income is allocated to a non-U.S. holder. Amounts withheld on behalf of a non-U.S. holder will be treated as being distributed to such non-U.S. holder; however, to the extent we are unable to associate amounts withheld with particular trust interests, the economic burden of any withholding tax paid by us to the appropriate tax authorities will be borne by all holders, including U.S. holders.

A non-U.S. holder will be subject to U.S. federal estate tax on the value of U.S.-situs property owned at the time of his or her death. It is unclear whether partnership interests will be considered U.S.-situs property. Accordingly, a non-U.S. holder is urged to consult its tax advisors to determine whether such holder’s estate would be subject to U.S. federal estate tax on all or part of the value of the trust interests beneficially owned at the time of his or her death.

Non-U.S. holders will be required to timely and accurately complete a form W-8BEN (or other applicable form) and provide such form to us, for withholding tax purposes. Non-U.S. holders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the company.

Regulated Investment Companies

Under recently enacted legislation, interests in and income from “qualified publicly traded partnerships” satisfying certain gross income tests are treated as qualifying assets and income, respectively, for purposes of determining eligibility for regulated investment company, or RIC, status. A RIC may invest up to 25% of its assets in interests of a qualified publicly traded partnership. The determination of whether a publicly traded partnership such as the company is a qualified publicly traded partnership is made on an annual basis. The company likely will not qualify to be treated as a qualified publicly traded partnership. However, because the company expects to satisfy the gross income requirements of Section 7704(c)(2) (determined as provided in Section 851(h)), the company anticipates the flow-thru of at least 90% of its gross income to constitute qualifying income for regulated investment company testing purposes.

Tax-Exempt Organizations

With respect to any holder that is an organization that is otherwise exempt from U.S. federal income tax, such holder nonetheless may be subject to taxation with respect to its “unrelated business taxable income,” or UBTI, to the extent that its UBTI from all sources exceeds $1,000 in any taxable year. Except as noted below with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through a partnership) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.

UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as the company) in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt-financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.

UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.

The company expects to incur debt that would be treated as “acquisition indebtedness” with respect to certain of its investments. To the extent the company recognizes income in the form of dividends or interest from any investment with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income from such investment times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the investment, and the denominator of which is the “average amount of the adjusted basis” of the company’s investment during the period such investment is held by the company during the taxable year.

To the extent the company recognizes gain from the disposition of any company investment with respect to which there is “acquisition indebtedness,” the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the investment during the twelve-month period ending with the date of disposition, and the denominator of which is the “average amount of the adjusted basis” of the investment during the period such investment is held by the company during the taxable year.

Certain State and Local Taxation Matters

State and local tax laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A holder’s distributive share of the taxable income or loss of the company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the holder is a resident. The company believes that it is likely that the nature of its activities in Connecticut will require non-residents of Connecticut to pay income taxes to Connecticut, subject to certain limitations. Non-residents of Connecticut should check with their own tax advisors concerning their obligations to file tax returns and pay tax in Connecticut. Also, the company may conduct business in other jurisdictions that will subject a holder to income tax in that jurisdiction (and require a holder to file an income tax return with that jurisdiction in respect of the holder’s share of the income derived from that business). A prospective holder should consult its tax advisor with respect to the availability of a credit for such tax in the jurisdiction in which the holder is resident. Moreover, prospective holders should consider, in addition to the U.S. federal income tax consequences described above, potential state and local tax considerations in investing in the shares.

Backup Withholding

The trust is required in certain circumstances to withhold tax (called “backup withholding”) on certain payments paid to noncorporate holders of shares who do not furnish their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Each holder of shares should be aware that certain aspects of the U.S. federal, state and local income tax treatment regarding the purchase, ownership and disposition of shares are not clear under existing law. Thus, we urge each holder to consult its own tax advisers to determine the tax consequences of ownership of the shares in such holder’s particular circumstances.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole bookrunning manager of this offering and representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Offered
Underwriter	Shares
Citigroup Global Markets Inc.	3,800,000
Ferris, Baker Watts, Incorporated	1,640,000
A.G. Edwards & Sons, Inc.	1,060,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	500,000
Morgan Keegan & Company, Inc.	500,000
SMH CAPITAL Inc.	500,000
Total	8,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the overallotment option described below) if they purchase any of the shares.

Overallotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering overallotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

Commissions and Expenses

The shares are quoted on the NASDAQ Global Select Market under the symbol “CODI.” The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.48 per share. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Public offering price	$16.00	$128,000,000	$147,200,000
Underwriting discount and commissions payable by us	0.80	6,400,000	7,360,000
Proceeds before public offering costs	15.20	121,600,000	139,840,000

We estimate that our portion of the total expenses of this offering will be approximately $2.2 million. The underwriters have agreed to reimburse us for certain of our expenses incurred in connection with this offering.

Directed Share Program

At our request, the underwriters have reserved for sale to our directors, employees of our manager and others, at the public offering price, up to 150,000 shares or approximately 1.9% of the shares being offered by this prospectus. The sales will be made by Citigroup Global Markets Inc. or Ferris, Baker Watts, Incorporated through a directed share program. Of the total shares allocated to these persons, Mr. Day intends to purchase 98,575 shares, Mr. Massoud intends to purchase 25,000 shares, Mr. Bottiglieri intends to purchase 6,000 shares and Mr. Edwards intends to purchase 1,525 shares. Other employees of our manager or others have also indicated that they intend to purchase a portion of the reserved shares, and any purchases they do make will reduce the number of shares available to the general public through this offering. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Lock-Up Agreements

We, our officers and directors, CGI, Pharos and the employees of our manager have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any of the shares or any securities convertible into or exchangeable for the shares owned by each of them. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make because of any of those liabilities.

Stabilization

In connection with this offering, Citigroup on behalf of the underwriters may purchase and sell shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress. On May 2, 2007, Citigroup Global Markets Inc. purchased on behalf of the syndicate 24,709 shares at a price of $16.00 per share in stabilizing transactions.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Passive Market Making

In connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the shares on the NASDAQ Global Select Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of the shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The seller of the shares has not authorized and do not authorize the making of any offer of the shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the seller or the underwriter.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1º-or-2º-or 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of the trust or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares of the trust in any jurisdiction where action for that purpose is required. Accordingly, the shares of the trust may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of the trust may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Our Relationship with the Underwriters

The offered shares are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Ferris, Baker Watts, Incorporated has performed, is performing and expects to continue to perform financial advisory and investment banking services for us in the ordinary course of its respective business, and may have received, and may continue to receive, compensation for those services and reimbursement for their expenses in relation to the performance of those services.

Electronic Availability of Prospectus

A prospectus in electronic format may be made available on the website maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Richards, Layton & Finger, P.A., Wilmington, Delaware; Squire, Sanders & Dempsey L.L.P., Cincinnati, Ohio will pass upon certain other matters, including with respect to federal income tax matters addressed herein. Attorneys at Squire, Sanders & Dempsey L.L.P. beneficially own an aggregate of approximately 44,500 shares of the trust. Certain legal matters will be passed upon on behalf of the underwriters by Alston & Bird LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Compass Diversified Trust at December 31, 2006 and 2005, and for the period from November 18, 2005 (inception) to December 31, 2006 appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Aeroglide Corporation and Subsidiary at December 31, 2006 and 2005, and for each of the three years in the period ending December 31, 2006, appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Halo Branded Solutions, Inc. and Subsidiary at December 31, 2006 and 2005, and for each of the three years in the period ending December 31, 2006, appearing in this prospectus and registration statement have been audited by Clifton Gunderson LLP, independent registered public accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission or SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, NE
Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering.

INDEX TO FINANCIAL STATEMENTS

Page
Number(s)

Compass Diversified Trust
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and December 31, 2006	F-3
Consolidated Statements of Operations for the Period November 18 2005 (date of inception) through December 31, 2005 and for the Year Ended December 31, 2006	F-4
Condensed Consolidated Statement of Stockholder’s Equity for the Year Ended December 31, 2006	F-5
Condensed Consolidated Statement of Cash Flows for the Period November 18, 2005 (date of inception) through December 31, 2005 and for the Year Ended December 31, 2006	F-6
Notes to Consolidated Financial Statements	F-7

Aeroglide Corporation and Subsidiary
Report of Independent Certified Public Accounting Firm	F-30
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-31
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2006, 2005, and 2004	F-32
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2006, 2005, and 2004	F-33
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	F-34
Notes to Consolidated Financial Statements	F-35

Halo Branded Solutions, Inc. and Subsidiary
Independent Auditor’s Report	F-44
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-45
Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004	F-46
Consolidated Statement of Stockholders’ Equity for the Years Ended December 31, 2006, 2005 and 2004	F-47
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	F-48
Notes to Consolidated Financial Statements	F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Shareholders of Compass Diversified Trust

We have audited the accompanying consolidated balance sheet of Compass Diversified Trust (a Delaware corporation) as of December 31, 2006 and 2005, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year ended December 31, 2006 and for the period from inception (November 18, 2005) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compass Diversified Trust as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the year ended December 31, 2006 and for the period from inception (November 18, 2005) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

New York, New York
March 9, 2007

Compass Diversified Trust

Consolidated Balance Sheets

	December 31,
	2006	2005
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$7,006	$100
Accounts receivable, less allowances of $3,327 at December 31, 2006	74,899	—
Inventories	4,756	—
Prepaid expenses and other current assets	7,059	3,308
Current assets of discontinued operations	46,636	—

Total current assets	140,356	3,408
Property, plant and equipment, net	10,858	—
Goodwill	159,151	—
Intangible assets, net	128,890	—
Deferred debt issuance costs, less accumulated amortization of $114 at December 31, 2006	5,190	—
Other non-current assets	15,894	—
Assets of discontinued operations	65,258	—

Total assets	$525,597	$3,408

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$14,314	$—
Accrued expenses	38,586	1
Due to related party	469	3,308
Revolving credit facility	87,604	—
Current portion of supplemental put obligation	7,880	—
Current liabilities of discontinued operations	14,019	—

Total current liabilities	162,872	3,309
Supplemental put obligation	14,576	—
Deferred income taxes	41,337	—
Other non-current liabilities	17,336	—
Non-current liabilities of discontinued operations	6,634	—

Total liabilities	242,755	3,309
Minority interests	27,131	100
Stockholders’ equity (deficit)
Trust shares, no par value, 500,000 authorized; 20,450 shares issued and outstanding	274,961	—
Accumulated earnings (deficit)	(19,250)	(1)

Total stockholders’ equity (deficit)	255,711	(1)

Total liabilities and stockholders’ equity (deficit)	$525,597	$3,408

See notes to consolidated financial statements.

Compass Diversified Trust

Consolidated Statements of Operations

	Year Ended December 31,
	2006	2005
	(In thousands, except per share data)

Net sales	$410,873	$—
Cost of sales	311,641	—

Gross profit	99,232	—
Operating expenses:
Staffing expense	34,345	—
Selling, general and administrative expenses	36,732	1
Supplemental put expense	22,456	—
Fees to Manager	4,376	—
Research and development expense	1,806	—
Amortization expense	6,774	—

Operating loss	(7,257)	(1)
Other income (expense):
Interest income	807	—
Interest expense	(6,130)	—
Amortization of debt issuance costs	(779)	—
Loss on debt extinguishment	(8,275)	—
Other income, net	541	—

Loss from continuing operations before income taxes and minority interests	(21,093)	(1)
Provision for income taxes	5,298	—
Minority interest	1,245	—

Loss from continuing operations	(27,636)	(1)
Income from discontinued operations, net of income tax	8,387	—

Net loss	$(19,249)	$(1)

Basic and fully diluted net loss per share from continuing operations	$(2.18)	$—
Basic and fully diluted income per share from discontinued operations	0.66	—

Basic and fully diluted net loss per share	$(1.52)	$—

Weighted average number of shares of Trust stock outstanding — basic and fully diluted	12,686	1

Cash dividends paid per share	$0.3952	$—

See notes to consolidated financial statements.

Compass Diversified Trust

Condensed Consolidated Statement of Stockholders’ Equity

				Total
	Number of		Accumulated	Stockholders’
	Shares	Amount	Deficit	Equity
	(In thousands)

Balance — December 31, 2005	—	$—	$(1)	$(1)
Issuance of Trust shares, net of offering costs	19,500	269,816	—	269,816
Issuance of Trust shares — Anodyne acquisition	950	13,100	—	13,100
Dividends paid	—	(7,955)	—	(7,955)
Net loss	—	—	(19,249)	(19,249)

Balance — December 31, 2006	20,450	$274,961	$(19,250)	$255,711

See notes to consolidated financial statements.

Compass Diversified Trust

Condensed Consolidated Statements of Cash Flows

	Year Ended December 31,
	2006	2005
	(In thousands)

Cash flows from operating activities:
Net loss	$(19,249)	$(1)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	2,494	—
Amortization expense	7,796	—
Supplemental put expense	22,456	—
Loss on debt extinguishment	8,275	—
Minority interests	2,950	—
Loan forgiveness accrual	2,760	—
Deferred taxes	(2,281)	—
In-process research and development expense	1,120	—
Other	(450)	—
Changes in operating assets and liabilities, net of acquisitions:
Increase in accounts receivable	(7,867)	—
Increase in inventories	(6,314)	—
Increase in prepaid expenses and other current assets	(72)	—
Increase in accounts payable and accrued expenses	8,555	1
Decrease in due to related party	(1,308)	—
Increase in other liabilities	2,251	—
Other	(553)	—

Net cash provided by operating activities	20,563	—

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(356,464)	—
Purchases of property and equipment	(5,822)	—

Net cash used in investing activities	(362,286)	—

Cash flows from financing activities:
Proceeds from the issuance of debt	85,004	—
Proceeds from the issuance of Trust shares, net	284,969	100
Debt issuance costs	(11,560)	—
Distributions paid	(7,955)	—
Other	615	—

Net cash provided by financing activities	351,073	100

Net increase in cash and cash equivalents	9,350	100
Foreign currency adjustment	260	—
Cash and cash equivalents — beginning of period	100	—

Cash and cash equivalents — end of period	$9,710	$100

Cash reflected in discontinued operations at December 31, 2006	$2,704	$—

See notes to consolidated financial statements

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements
December 31, 2006

Note A — Organization and Business Operations

Compass Diversified Trust, a Delaware statutory trust (the “Trust”), was incorporated in Delaware on November 18, 2005. Compass Group Diversified Holdings, LLC, a Delaware limited liability Company (the “Company”), was also formed on November 18, 2005. Compass Group Management LLC, a Delaware limited liability Company (“CGM” or the “Manager”), was the sole owner of 100% of the Interests of the Company (as defined in the Company’s operating agreement, dated as of November 18, 2005, which were subsequently reclassified as the “Allocation Interests” pursuant to the Company’s amended and restated operating agreement, dated as of April 25, 2006 (as amended and restated, the “LLC Agreement”) (see Note O — Related Parties).

The Trust and the Company were formed to acquire and manage a group of small and middle-market businesses headquartered in the United States. In accordance with the amended and restated trust agreement, dated as of April 25, 2006 (the “Trust Agreement”), the Trust is sole owner of 100% of the Trust Interests (as defined in the LLC Agreement) of the Company and, pursuant to the LLC Agreement, the Company has, outstanding, the identical number of Trust Interests as the number of outstanding shares of the Trust. Compass Group Diversified Holdings, LLC, a Delaware limited liability company is the operating entity with a board of directors and other corporate governance responsibilities, similar to that of a Delaware corporation.

On May 16, 2006, the Company completed its initial public offering of 13,500,000 shares of the Trust at an offering price of $15.00 per share (“the IPO”). Total net proceeds from the IPO, after deducting the underwriters’ discounts, commissions and financial advisory fee, were approximately $188.3 million. On May 16, 2006, the Company also completed the private placement of 5,733,333 shares to Compass Group Investments, Inc (“CGI”) for approximately $86.0 million and completed the private placement of 266,667 shares to Pharos I LLC, an entity controlled by Mr. Massoud, the Chief Executive Officer of the Company, and owned by our management team, for approximately $4.0 million. CGI also purchased 666,667 shares for $10.0 million through the IPO.

On May 16, 2006, the Company entered into a Financing Agreement, dated as of May 16, 2006 (the “Prior Financing Agreement”), which was a $225.0 million secured credit facility with Ableco Finance LLC, as collateral and administrative agent. Specifically, the Financing Agreement provided for a $60.0 million revolving line of credit commitment, a $50.0 million term loan and a $115.0 million delayed draw term loan commitment. This agreement was terminated on November 21, 2006 and replaced with a new $250.0 million Revolving Credit Facility (“Revolving Credit Facility”) with an optional $50.0 million increase from a group of lenders (“Lenders”) led by Madison Capital, LLC (“Madison”).

The Company used the net proceeds of the IPO, the separate private placements that closed in conjunction with the IPO, and initial borrowings under the Company’s Financing Agreement to make loans to and acquire controlling interests in each of the following businesses (the “businesses”), which controlling interests were acquired from certain subsidiaries of CGI and from certain minority owners of each business. The Company paid an aggregate of approximately $139.3 million for the purchase of controlling interests in our initial businesses (see Note C), which include:

•	a controlling interest in CBS Personnel Holdings, Inc (“CBS Personnel”) was purchased for approximately $54.6 million, representing at the time of purchase approximately 97.6% of the outstanding stock of CBS Personnel on a primary basis and approximately 94.4% on a fully diluted basis, after giving effect to the exercise of vested and in the money options and vested non-contingent warrants;

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

•	a controlling interest in Crosman Acquisition Corporation (“Crosman”) was purchased for approximately $26.1 million representing approximately 75.4% of the outstanding stock of Crosman on a primary basis and 73.8% on a fully diluted basis (See Note O “Subsequent Events”);

•	a controlling interest in Compass AC Holdings, Inc.(“Advanced Circuits or ACI”) was purchased for approximately $35.4 million, representing approximately 70.2% of the outstanding stock of Advanced Circuits on a primary and fully diluted basis; and

•	a controlling interest in Silvue Technologies Group, Inc. (“Silvue”)was purchased for approximately $23.2 million, representing approximately 73.0% of the outstanding stock of Silvue on a primary and fully diluted basis.

On July 31, 2006, the Company entered into a Stock and Note Purchase Agreement with CGI and Compass Medical Mattresses Partners, LP (the “Seller”), a wholly- owned, indirect subsidiary of CGI, to purchase approximately 47.3% of the outstanding capital stock, on a fully-diluted basis, of Anodyne Medical Device, Inc. (“Anodyne”), which represents approximately 69.8% of the voting power of all Anodyne stock. Pursuant to the same agreement, the Company also acquired from the Seller all of the outstanding debt under Anodyne’s credit facility (the “Original Loans”). On the same date, the Company entered into a Note Purchase and Sale Agreement with CGI and the Seller for the purchase from the Seller of a secured promissory note (the “Promissory Note”) issued by a borrower controlled by Anodyne’s chief executive officer, (see Note O — Related Party Transactions).

The purchase price aggregated approximately $31.1 million for the Anodyne stock, the Original Loans and the Promissory Note, which purchase price was paid by the Company in the form of $17.3 million in cash and 950,000 shares of newly issued shares in the Trust. The shares were valued at $13.1 million or $13.77 per share, the average closing price of the shares on the NASDAQ Global Market for the ten trading days ending on July 27, 2006. Transaction expenses were approximately $0.7 million. The cash consideration was funded through available cash and a drawing on our Prior Financing Agreement of approximately $18.0 million.

Concurrent with the closing of the acquisition of Anodyne, the Company amended Anodyne’s credit facility and made available to Anodyne a $5.0 million secured revolving loan commitment and secured term loans in the amount of $8.75 million. The loans to Anodyne are secured by security interests in all of the assets of Anodyne and the pledge of the equity interests in Anodyne’s subsidiaries.

Discontinued Operations

In October 2006, the Board of Directors approved the divestiture of our recreational products company, Crosman. We subsequently signed an Asset Purchase Agreement providing for the sale of Crosman for approximately $143.0 million. The purchase price is subject to adjustment based on a determination of adjusted EBITDA (as defined in the Asset Purchase Agreement) and working capital at closing. The sale closed in January 2007. See Note P, “Subsequent Events”.

Note B — Summary of Significant Accounting Policies

Basis of Presentation

The results of operations for the year ended December 31, 2006 represents the results of operations of the initial businesses from May 16, 2006 to December 31, 2006 and the results of operations of Anodyne from August 1, 2006 to December 31, 2006, and therefore are not indicative of the results to be expected for the full year.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Trust and the Company, as well as the businesses acquired as of May 16, 2006, and Anodyne as of August 1, 2006, all of which are controlled by the Company. All material inter-company balances and transactions have been eliminated in consolidation. The operations of the initial businesses are included in the Company’s consolidated results from May 16, 2006, and Anodyne from August 1, 2006, the dates of acquisition. On January 5, 2007, the Company sold its interest in Crosman. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, Crosman is reflected as discontinued operations in the Company’s results of operations and statements of financial position.

The acquisition of businesses that the Company owns or controls more than a 50% share of the voting interest are accounted for under the purchase method of accounting. The amount assigned to the identifiable assets acquired and the liabilities assumed is based on the estimated fair values as of the date of acquisition, with the remainder, if any, is recorded as goodwill.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

In accordance with Staff Accounting Bulletin 104, Revenue Recognition, the Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sellers price to the buyer is fixed and determinable, and collection is reasonably assured. Shipping and handling costs are charged to operations when incurred and are classified as a component of cost of sales.

CBS Personnel

Revenue from temporary staffing services is recognized at the time services are provided by the Company employees and is reported based on gross billings to customers. Revenue from employee leasing services is recorded at the time services are provided and is reported on a net basis (gross billings to clients less worksite employee salaries and payroll-related taxes). Revenue is recognized for permanent placement services at the employee start date. Permanent placement services are fully guaranteed to the satisfaction of the customer for a specified period.

Advanced Circuits

Revenue is recognized upon shipment of product to the customer, net of sales returns and allowances. Appropriate reserves are established for anticipated returns and allowances based on past experience. Revenue is typically recorded at F.O.B. shipping point but for sales of certain custom products, revenue is recognized upon completion and customer acceptance.

Silvue

Revenue is recognized upon shipment of product to the customer, net of sales returns and allowances. Appropriate reserves are established for anticipated returns and allowances based on past experience.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

For certain UK customers, revenue is recognized after receipt by the customer as the terms are F.O.B. destination.

Anodyne

Revenue is recognized upon shipment of product to the customer, net of sales returns and allowances. Appropriate reserves are established for anticipated returns and allowances based on past experience. Revenue is typically recorded at F.O.B. shipping.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company uses estimates to determine the amount of the allowance for doubtful accounts in order to reduce accounts receivable to their net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. Accounts receivable balances are not collateralized.

Inventories

Inventories consist of manufactured goods and purchased goods acquired for resale. Manufactured inventory costs include raw materials, direct and indirect labor and factory overhead. Inventories are stated at lower of cost or market and are determined using the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment, is recorded at cost. The cost of major additions or betterments is capitalized, while maintenance and repairs that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives. Leasehold improvements are amortized over the life of the lease or the life of the improvement, whichever is shorter.

The useful lives are as follows:

Machinery and Equipment	3 to 5 years
Office Furniture and Equipment	3 to 7 years
Buildings and Building Improvements	2 to 15 years
Vehicles	2 to 3 years
Leasehold Improvements	Shorter of useful life or lease term

Property, plant and equipment and other long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Upon the occurrence of a triggering event, the asset is reviewed to assess whether the estimated undiscounted cash flows expected from the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, the asset is written down to the estimated discounted present value of the expected future cash flows from using the asset.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Goodwill and intangible assets

Goodwill represents the difference between purchase cost and the fair value of net assets acquired in business acquisitions. Goodwill is tested for impairment at least annually and impairments, if any, are charged directly to earnings. Assumptions used in the testing include, but are not limited to the use of an appropriate discount rate and estimated future cash flows. In estimating cash flows current market information as well as historical factors are considered. Intangible assets, which include customer relations, trade names, technology and licensing agreements that are subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable.

Deferred charges

Deferred charges representing the costs associated with the issuance of debt instruments are amortized over the life of the related debt instrument.

Insurance reserves

Insurance reserves represent estimated costs of self insurance associated with workers’ compensation at the Company’s subsidiary CBS Personnel. The reserves for workers’ compensation are based upon actuarial assumptions of individual case estimates and incurred but not reported (“IBNR”) losses. At December 31, 2006, the current portion of these reserves are included as a component of accounts payable and accrued liabilities and the non-current portion is included as a component of other non-current liabilities.

Supplemental Put

As distinct from its role as Manager of the Company, CGM is also the owner of 100% of the allocation interests in the Company. Concurrent with the IPO, CGM and the Company entered into a Supplemental Put Agreement, which may require the Company to acquire these allocation interests upon termination of the Management Services Agreement. Essentially, the put rights granted to CGM require the Company to acquire CGM’s allocation interests in the Company at a price based on a percentage of the increase in fair value in the Company’s businesses over its basis in those businesses. Each fiscal quarter the Company estimates the fair value of its businesses for the purpose of determining its potential liability associated with the Supplemental Put Agreement. Any change in the potential liability is accrued currently as a non-cash adjustment to earnings. For the year ended December 31, 2006, the Company recognized approximately $22.5 million in non-cash expense related to the Supplemental Put Agreement. Approximately $7.9 million of this liability is reflected in current liabilities as the Company anticipates paying CGM this amount in the first quarter of fiscal 2007.

Income taxes

Deferred income taxes are calculated under the liability method. Deferred income taxes are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes at the enacted tax rates. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The effective tax rate differs from the statutory rate of 34%, principally due to the pass through effect of passing the expenses of Compass Group Diversified Holdings, LLC onto the shareholders of the Trust and for state and foreign taxes.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Earnings per share

Basic and diluted income per share is computed on a weighted average basis from the period January 1, 2006 through December 31, 2006. The weighted average number of Trust shares outstanding was computed based on 100 shares of allocation interests outstanding for the period January 1, 2006 through December 31, 2006, 19,500,000 Trust shares, for the period from May 16, 2006 through December 31, 2006 and 950,000 additional Trust shares (issued in connection with the acquisition of Anodyne) for the period from August 1, 2006 through December 31, 2006. The Company did not have any option plan or other potentially dilutive securities outstanding at December 31, 2006.

Minority Interest

Minority interest represents the portion of a subsidiary’s net income that is owned by minority shareholders. At December 31, 2006, the Company owned approximately 96.1% of the equity of CBS Personnel, 47.3% of the equity of Anodyne, 72.7% of the equity of Silvue and 70.2% of the equity of Advanced Circuits. The Company’s ownership percentage for CBS Personnel and Silvue would be 94.4% and 70.4%; respectively, if at December 31, 2006 all of the reporting outstanding options were exercised. The majority of the options were either non-exercisable or out of the money at December 31, 2006.

Advertising costs

All advertising costs are expensed in operations as incurred. Advertising costs were $2.5 million during the year ended December 31, 2006.

Research and development

Research and development costs are charged to operations when incurred. Research and development expense was approximately $1.8 million for the year ended December 31, 2006 which includes approximately $1.1 million of in-process research and development costs charged to expense in connection with the purchase asset allocation of the Company’s subsidiary, Silvue on May 16, 2006.

Loss on debt extinguishment

Loss on debt extinguishment consists of approximately $2.6 million incurred in prepayment fees and $5.7 million in unamortized debt issuance costs written off all in connection with terminating our Prior Financing Agreement on November 21, 2006.

Employee retirement plans

The Company and each of its subsidiaries sponsor defined contribution retirement plans, such as 401(k) or profit sharing plans. Employee contributions to the plan are subject to regulatory limitations and the specific plan provisions. The Company and its subsidiaries may match these contributions up to levels specified in the plans and may make additional discretionary contributions as determined by management. The total employer contributions to these plans were $0.6 million for the year ended December 31, 2006.

Foreign Currency Translation

The Company’s subsidiary, Silvue has foreign operations. These operations of Silvue’s have been translated into U.S. dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation.” All assets and liabilities of Silvue’s foreign operations have been translated using the exchange rate in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Recent accounting pronouncements

On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes,” which is effective January 1, 2007. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with FAS 109, “Accounting for Income Taxes.” The cumulative effect of applying the provisions of this interpretation is required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. The Company is in the process of reviewing and evaluating FIN 48, and therefore the ultimate impact of its adoption is not yet known, however, the Company does not expect the effect of the adoption to be significant.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157). This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. We have not yet determined the impact that the implementation of SFAS No. 157 will have on our results of operations or financial condition. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS No. 158). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. We are currently evaluating the impact that the implementation of SFAS No. 158 will have on our financial statements. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. We have determined that this statement is not applicable to the Company.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (SAB 108). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying in a current year misstatement. The provisions of SAB 108 were effective for the Company for its December 31, 2006 year-end. The adoption of SAB 108 had no impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the adoption of SFAS No. 159 on its financial position and results of operations.

Note C — Acquisition of Businesses

The Company used the proceeds from its initial public offering and private placements to acquire controlling interests in its initial businesses for cash from CGI and minority interest holders. On August 1,

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

2006, the Company purchased a controlling interest in Anodyne, which manufactures and distributes medical mattresses.

The acquisition of majority interests in all of the Company’s businesses have been accounted for under the purchase method of accounting. The preliminary purchase price allocation was based on estimates of the fair value of the assets acquired and liabilities assumed. The fair values assigned to the acquired assets were developed from information supplied by management and valuations supplied by independent appraisal experts.

Allocation of Purchase Price

The Company’s acquisitions in 2006 have been accounted for under the purchase method of accounting. The results of operations of each of the initial businesses and Anodyne are included in the condensed consolidated financial statements since May 16, 2006 and August 1, 2006, respectively. In accordance with SFAS No. 141 a deferred tax liability, aggregating $31.8 million, was recorded to reflect the net increase in the financial accounting basis of the assets acquired over their related income tax basis. The initial purchase price allocation may be adjusted within one year of the purchase date for changes in estimates of the fair value of assets acquired and liabilities assumed.

As part of the acquisition of the businesses the Company allocated approximately $107.4 million of the purchase price to customer relations in accordance with EITF 02-17. “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination.” The Company will amortize the amount allocated to customer relationships over a period ranging from 9 to 16 years. In addition, the Company allocated approximately $38.1 million of the purchase price to trade names and technology. Trade names totaling approximately $28.3 million of the allocation have indefinite lives.

The estimated fair value of assets acquired and liabilities assumed that were accounted for as a business combination relating to the acquisitions of the initial businesses on May 16, 2006 are summarized below:

	CBS Personnel	Crosman(2)	ACI	Silvue	Total
	(In thousands)

Assets:
Current assets(1)	$65,033	$34,793	$5,737	$6,597	$112,160
Property, plant and equipment	2,617	9,983	3,158	2,137	17,895
Intangible assets	71,200	19,150	20,700	26,920	137,970
Goodwill	60,073	28,783	59,563	18,034	166,453
Other assets	1,927	3,500	592	517	6,536

Total assets	200,850	96,209	89,750	54,205	441,014

Liabilities:
Current liabilities	34,741	15,442	5,669	6,668	62,520
Other liabilities	108,149	48,944	46,396	21,891	225,380
Minority interests	3,401	5,703	2,259	2,427	13,790

Total liabilities and minority interests	146,291	70,089	54,324	30,986	301,690
Costs of net assets acquired	54,559	26,120	35,426	23,219	139,324
Loans to businesses	73,228	46,477	45,606	14,294	179,605

	$127,787	$72,597	$81,032	$37,513	$318,929

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

(1)	Includes approximately $8.2 million in cash.

(2)	See Footnote D “Discontinued Operations”.

The estimated fair value of assets acquired and liabilities assumed, that were accounted for as a business combination relating to the acquisition of Anodyne on August 1, 2006 is summarized below:

Anodyne
(In thousands)

Assets:
Current assets	$6,347
Property, plant and equipment	1,909
Intangible assets	10,890
Goodwill	21,507
Other assets	581

Total assets	41,234
Liabilities:
Current liabilities	2,991
Other liabilities	12,636
Minority interests	10,593

Total liabilities and minority interests	26,220
Cost of net assets acquired	15,014
Note purchase	5,286
Loans to Anodyne	10,750

$31,050

Unaudited Pro Forma Information

The following unaudited pro forma data for the years ended December 31, 2005 and 2006, respectively gives effect to the acquisition of the businesses as described above, as if the acquisitions had been completed as of January 1, 2005 The acquisition of Anodyne has been included in the pro forma data for 2006 only since Anodyne’s operations began in February 2006. The pro forma data gives effect to actual operating results and adjustments to interest expense, amortization and minority interests in the acquired businesses. The information is provided for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been consummated on the date indicated, nor is it necessarily indicative of future operating results of the consolidated companies, and should not be construed as representative of these results for any future period. In addition, a supplemental put expense was not calculated and made part of the proforma data for 2005.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Year ended December 31, 2005

Total
(In thousands, except
per share data)

Net sales	$602,074
Income from continuing operations before income taxes and minority interests	$16,691
Net income	$8,912
Basic and fully diluted income per share	$.44

Year ended December 31, 2006

Total
(In thousands, except
per share data)

Net sales	$645,680
Loss from continuing operations before income taxes and minority interests	$(13,233)
Net loss	$(16,639)
Basic and fully diluted loss per share	$(0.81)

Note D — Discontinued Operations

On January 5, 2007, the Company sold all of its interest in Crosman, an operating segment for approximately $143.0 million. Closing and other transactions costs totaled approximately $2.4 million. The Company’s share of the net proceeds, after accounting for the redemption of Crosman’s minority holders and the payment of CGM’s profit allocation was approximately $110.0 million. The Company will recognize a gain in fiscal 2007 on the sale of approximately $36 to $37 million. $85.0 million of the net proceeds were used to repay amounts outstanding under the Company’s Revolving Credit Facility. The remaining net proceeds were invested in short term investment securities pending future applications.

The components of discontinued operations of the Crosman operating segment for the period of May 16, 2006 to December 31, 2006, is as follows, (in thousands):

Net sales	$72,316
Costs and expenses	59,039

Income from discontinued operations	13,277
Other income, net	182

Income from discontinued operations before taxes	13,459
Provision for taxes	3,367
Minority interests	1,705

Net income from discontinued operations(1)	$8,387

(1)	This amount does not include intercompany interest expense incurred totaling approximately $3.2 million.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

The following reflects summarized financial information for the Crosman operating segment as of December 31, 2006:

December 31, 2006
(In thousands)

Assets:
Cash	$2,706
Accounts receivable, net	23,550
Inventory	16,211
Other current assets	4,169

Current assets of discontinued operations	46,636

Property, plant and equipment, net	12,567
Investment in joint venture	3,526
Goodwill and other intangible assets, net	49,165

Non-current assets of discontinued operations	65,258

Total assets of discontinued operations	$111,894

Liabilities:
Accounts payable	$7,472
Other current liabilities	6,547

Current liabilities of discontinued operations	$14,019

Non-current liabilities of discontinued operations	$6,634

Note E — Business Segment Data

At December 31, 2006, the Company had four reportable operating business segments, which represent three of the initial businesses acquired on May 16, 2006 and Anodyne acquired on August 1, 2006. The Company had no reportable segments as of December 31, 2005. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Company’s fifth operating segment, Crosman was sold on January 5, 2007 and is being reported as discontinued operations, in accordance with SFAS 144.

A description of each of the reportable segments and the types of products and services from which each segment derives its revenues is as follows:

•	CBS Personnel, a human resources outsourcing firm, is a provider of temporary staffing services in the United States. CBS Personnel serves over 4,000 corporate and small business clients. CBS Personnel also offers employee leasing services, permanent staffing and temporary-to-permanent placement services.

•	ACI, an electronic components manufacturing company, is a provider of prototype and quick-turn printed circuit boards. ACI manufactures and delivers custom printed circuit boards to over 8,000 customers in the United States.

•	Silvue, a global hard-coatings company, is a developer and producer of proprietary, high performance liquid coating system used in the eye-ware, aerospace, automotive and industrial markets. Silvue has sales and distribution operations in the United States, Europe and Asia as well as manufacturing operations in the United States and Asia.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

•	Anodyne, a medical support surfaces company, is a manufacturer of medical support services and patient positioning devices primarily used for the prevention and treatment of pressure wounds experienced by patients with limited or no mobility. Anodyne is headquartered in California and its product is sold primarily in North America.

On February 28, 2007, the Company purchased a majority interest in two additional businesses. (See Note P “Subsequent Events”.)

The tabular information that follows shows data of reportable segments reconciled to amounts reflected in the consolidated financial statements. The Company does not consider the purchase accounting adjustments associated with its purchase of its businesses in assessing the performance of individual reporting units. These adjustments are included as part of the reconciliations of segment amounts to consolidated amounts. The operations of each of the businesses are included in consolidated operating results as of their date of acquisition. There are no inter-segment transactions.

A disaggregation of the Company’s consolidated revenue, which are primarily from sales within the United States, and other financial data for the year ended December 31, 2006 is presented below, (in thousands):

Net sales of business segments

Year Ended
December 31, 2006

CBS Personnel	$352,421
ACI	30,581
Silvue	15,700
Anodyne	12,171

Total	410,873
Reconciliation of segment revenues to consolidated net sales:
Corporate and other	—

Total consolidated net sales	$410,873

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Profit of business segments(1)

Year Ended
December 31,
2006

CBS Personnel	$17,079
ACI	7,483
Silvue	4,694
Anodyne	(557)

Total	28,699
Reconciliation of segment profit to consolidated income from continuing operations before income taxes and minority interests:
Interest expense, net	(5,323)
Loss on debt extinguishment	(8,275)
Other income	541
Corporate and other(2)	(36,735)

Total consolidated loss from continuing operations before income taxes and minority interests	$(21,093)

(1)	Segment profit represents operating income

(2)	Corporate and other consists of charges at the corporate level and purchase accounting adjustments

	Accounts
	Receivable	Allowances
	December 31,	December 31,
	2006	2006

CBS Personnel	$68,133	$(3,026)
ACI	3,054	(219)
Silvue	2,710	(19)
Anodyne	4,329	(63)

Total	78,226	(3,327)
Reconciliation of segments to consolidated amount:
Corporate and other	—	—

Total	78,226	$(3,327)

Allowance for doubtful accounts and other	(3,327)

Total consolidated net accounts receivable	$74,899

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Goodwill and identifiable assets of business segments

			Depreciation and
			Amortization Expense
	Goodwill		For the Year Ended
	December 31,	Identifiable Assets	December 31,
	2006	December 31, 2006(3)	2006

CBS Personnel	$60,569	$23,395	$1,372
ACI	50,659	24,438	2,040
Silvue	11,255	15,269	690
Anodyne	18,418	21,990	763

Total	140,901	85,092	4,865
Reconciliation of segments to consolidated amount:	—
Corporate and other identifiable assets	—	206,455	4,379
Goodwill carried at Corporate level	18,250	—	—

Total	$159,151	$291,547	$9,244

(3)	Not including accounts receivable scheduled above

Note F — Inventories

Inventories are stated at the lower of cost or market determined on the first-in, first-out method. Cost includes raw materials, direct labor and manufacturing overhead. Market value is based on current replacement cost for raw materials and supplies and on net realizable value for finished goods. Inventory consisted of the following (in thousands):

December 31, 2006

Raw materials and supplies	$3,663
Finished goods	1,135
Less: obsolescence reserve	(42)

$4,756

Note G — Property, plant and equipment

Property, plant and equipment is comprised of the following (in thousands):

December 31, 2006

Machinery and equipment	$4,489
Office furniture and equipment	5,190
Buildings and building improvements	886
Leasehold improvements	1,873

12,438
Less: Accumulated depreciation	(1,580)

$10,858

Depreciation expense was approximately $1.6 million for the year ended December 31, 2006.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Note H — Commitments and Contingencies

Leases

The Company leases office facilities, computer equipment and software under operating arrangements. The future minimum rental commitments at December 31, 2006 under operating leases having an initial or remaining non-cancelable term of one year or more are as follows:

(In thousands)

2007	$7,080
2008	6,166
2009	4,837
2010	2,871
2011	1,769
Thereafter	5,289

$28,012

The Company’s rent expense for the fiscal year ended December 31, 2006 totaled $4.2 million.

In the normal course of business, the Company and its subsidiaries are involved in various claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcome will have a material adverse effect on the Company’s consolidated financial position or results of operations.

Note I — Goodwill and other intangible assets

A reconciliation of the change in the carrying value of goodwill for the period ended December 31, 2006 is as follows (in thousands):

Balance at beginning of year	$—
Acquisition of initial businesses and SES	136,459
Anodyne and Anatomic Concepts, Inc. acquisition	22,692

Balance at December 31, 2006	$159,151

Approximately $128.4 million of goodwill is deductible for income tax purposes.

Other intangible assets subject to amortization are comprised of the following at December 31, 2006, (in thousands):

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

		Weighted Average
		Life

Customer and distributor relations	$110,876	12
Technology	9,660	11
Licensing agreements and anti-piracy covenants	1,157	5

	121,693
Accumulated amortization customer and distributor relations	(5,913)
Accumulated amortization technology	(694)
Accumulated amortization licensing and anti-piracy covenants	(166)

	114,920
Trade names, not subject to amortization	13,970

Balance at December 31, 2006	$128,890

Estimated charges to amortization expense of intangible assets over the next five years, is as follows, (in thousands):

2007	$11,261
2008	11,261
2009	11,136
2010	10,655
2011	10,409

$54,722

The Company’s amortization expense for the fiscal year ended December 31, 2006 totaled $6.8 million.

Note J — Debt

On May 16, 2006, the Company entered into a Financing Agreement, dated as of May 16, 2006 (the “Prior Financing Agreement”), which was a $225.0 million secured credit facility with Ableco Finance LLC, as collateral and administrative agent. Specifically, the Financing Agreement provided for a $60.0 million revolving line of credit commitment, a $50.0 million term loan and a $115.0 million delayed draw term loan commitment. This agreement was terminated on November 21, 2006.

On November 21, 2006, the Company obtained a $250.0 million Revolving Credit Facility (“Revolving Credit Facility”) with an optional $50.0 million increase from a group of lenders (“Lenders”) led by Madison Capital, LLC (“Madison”) as Agent for all lenders. The Revolving Credit Facility provides for a revolving line of credit. The Revolving Credit Facility was established under a credit agreement entered into among the Company, Madison and the lenders (the “Credit Agreement”). The initial proceeds of the Revolving Credit Facility were used to repay $89.2 million of existing indebtedness and accrued interest and $2.6 million in prepayment fees under our Prior Financing Agreement which the Company terminated on November 21, 2006. In addition, the company wrote off the balance of its deferred loan fees capitalized in connection with the prior financing agreement loan totaling approximately $5.7 million.

Indebtedness under the Revolving Credit Facility bears interest at the prime rate of interest, plus a spread ranging from 1.5% to 2.5% or at a rate equal to the London Interbank Offer Rate, or LIBOR, plus a spread ranging from 2.50% to 3.50%, depending on the Company’s total debt to EBITDA, as defined, at the time of borrowing. The interest rate will increase by 2.0% above the highest applicable rate during any period when an event of default under the Revolving Credit Facility has occurred and is continuing. In

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

addition, the Company pays commitment fees ranging between 0.75% and 1.25% per annum on the unused portion of the revolving line of credit. The lenders have agreed to issue letters of credit in an aggregate face amount of up to $50.0 million. The Company pays letter of credit fees at a rate of 3.0% on the aggregate amount of letters of credit outstanding at any of its subsidiaries. Letters of Credit outstanding at December 31, 2006 total approximately $21.0 million. These fees are reflected as a component of interest expense.

The Revolving Credit Facility is secured by a first priority lien on all the assets of the Company, including, but not limited to, the capital stock of the businesses, loan receivables from the Company’s businesses, cash and other assets. The Revolving Credit Facility also requires that the loan agreements between the Company and its businesses be secured by a first priority lien on the assets of the businesses subject to the letters of credit issued by third party lenders on behalf of such businesses.

The Company is subject to certain customary affirmative and restrictive covenants arising under the Revolving Credit Facility, in addition to financial covenants that require the Company:

•	to maintain a minimum fixed charge coverage ratio of at least 1.5 to 1.0;

•	to maintain a minimum interest coverage ratio of less than 3.0 to 1.0; and

•	to maintain a total debt to EBITDA ratio not to exceed 3.0: 1.0.

A breach of any of these covenants will be an event of default under the Revolving Credit Facility. Upon the occurrence of an event of default, the lender will have the right to accelerate the maturity of any indebtedness outstanding under the Revolving Credit Facility and as a result the Company may be prohibited from making any distributions to its shareholders and will be subject to additional restrictions, prohibitions and limitations. As of December 31, 2006, the Company was in compliance with all of the covenants included in the Revolving Credit Agreement.

The Company incurred approximately $5.3 million in fees and costs for the arrangement of the Revolving Credit Facility. These costs were capitalized and are being amortized over the life of the loans.

As of December 31, 2006, the Company had $85.0 million in revolving credit commitments outstanding under the Revolving Credit Facility. On January 5, 2007, the Company paid down all the outstanding commitments under the Revolving Credit Facility with the proceeds from the sale of Crosman (See Note P “Subsequent Events”).

On June 6, 2006, our majority owned subsidiary, Silvue entered into an unsecured working capital credit facility for its operations in Japan with The Chiba Bank Ltd. This credit facility provides Silvue with the ability to borrow up to approximately $3.5 million (400,000,000 yen) for working capital needs. The facility expires in May 2007. Outstanding obligations under this facility bear interest at the rate of 1.875% per annum. As of December 31, 2006, the Company had approximately $2.6 million outstanding under this facility.

Note K — Income taxes

Compass Diversified Trust is classified as a grantor trust for U.S. Federal income tax purposes and is not subject to income taxes. Compass Diversified Holdings LLC is a partnership and is not subject to income taxes.

Each of the Company’s majority owned subsidiaries are subject to Federal and state income taxes.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Components of the Company’s income tax expense (benefit) are as follows:

Year Ended
December 31,
2006
(In thousands)

Current taxes:
Federal	$5,752
State	855
Foreign	665

Total current taxes	7,272

Deferred taxes:
Federal	(1,673)
State	(267)
Foreign	(34)

Total deferred taxes	(1,974)

Total tax expense	$5,298

The tax effects of temporary difference that have resulted in the creation of deferred tax assets and deferred tax liabilities at December 31, 2006 are as follows:

(In thousands)

Deferred tax assets:
Tax credits	$1,728
Accounts receivable and allowances	929
Workers’ compensation	6,547
Accrued expenses	2,134
Loan forgiveness	993
Other	1,116

Total deferred tax assets	13,447
Less:
Valuation allowance	(1,728)

Net deferred tax asset	$11,719

Deferred tax liabilities:
Intangible assets	$(41,328)
Property and equipment	(346)
Prepaid and other expenses	(550)

Total deferred tax liabilities	$(42,224)

Total net deferred tax liability	$(30,505)

At December 31, 2006, the Company recognized approximately $42.2 million in deferred tax liabilities. A significant portion of the balance in deferred tax liabilities reflects temporary differences in the basis of property and equipment and intangible assets related to the Company’s purchase accounting adjustments in connection with the acquisition of the businesses. For financial accounting purposes the Company recognized a significant increase in the fair values of the intangible assets and property and equipment. For

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

income tax purposes the existing tax basis of the intangible assets and property and equipment is utilized. In order to reflect the increase in the financial accounting basis over the existing tax basis, a deferred tax liability was recorded. This liability will decrease in future periods as these temporary differences reverse.

A valuation allowance relating to the realization of foreign tax credits of approximately $1.8 million has been provided at December 31, 2006. A valuation allowance is provided whenever it is more likely than not that some or all of deferred assets recorded may not be realized. At December 31, 2006, the Company believes that a portion of deferred tax assets recorded will not be realized in the future.

The reconciliation between the Federal Statutory Rate and the effective income tax rate is as follows:

2006
(In thousands)

United States Federal Statutory Rate	(34.0)%
Foreign and state income taxes (net of Federal benefits)	4.7
Expenses of Compass Group Diversified Holdings, LLC representing a pass through to shareholders	53.7
Loss on foreign debt refinancing not deductible	1.5
Credits and other	(0.8)

Effective income tax rate	25.1%

Note L — Stockholder’s equity

The Trust is authorized to issue 500,000,000 Trust shares and the Company is authorized to issue a corresponding number of LLC interests. The Company will at all times have the identical number of LLC interests outstanding as Trust shares. Each Trust share represents an undivided beneficial interest in the Trust, and each Trust share is entitled to one vote per share on any matter with respect to which members of the Company are entitled to vote.

In connection with the purchase of Anodyne on July 31, 2006, the Company issued 950,000 shares of the Trust as part of the payment price. The shares were valued at $13.77 per share for a total of $13.1 million.

On July 18, 2006, the Trust paid a distribution of $0.1327 per share to all holders of record on July 11, 2006. This distribution represented a pro rata distribution for the quarter ended June 30, 2006. On October 19, 2006, the Company paid a distribution of $0.2625 per share to all holders of record as of October 13, 2006 for the quarter ended September 30, 2006.

On January 24, 2007, the Company paid a distribution of $0.30 per share to holders of record as of January 18, 2007.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Note M — Unaudited Quarterly Financial Data

	2006 Quarter Ended
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
	(In thousands)

Net sales	$—	$80,194	$159,073	$171,606	$410,873
Gross profit	—	$18,898	$38,158	$42,176	$99,232
Operating income (loss)	—	$2,101	$(954)	$(8,404)	$(7,257)
Income (loss) from continuing operations	—	$210	$(7,288)	$(20,558)	$(27,636)
Income from discontinued operations, net of taxes		$1,902	$3,404	$3,081	$8,387
Net income (loss)	—	$2,112	$(3,884)	$(17,477)	$(19,249)
Basic and diluted net income (loss) per share from continuing operations	—	$0.02	$(0.36)	$(1.00)	$(2.18)
Basic and diluted net income per share from discontinued operations	—	$0.19	$0.17	$0.15	$0.66
Basic and diluted net income (loss) per share	—	$0.21	$(0.19)	$(0.85)	$(1.52)

Note N — Supplemental Data

Supplemental Balance Sheet Data (in thousands):

Summary of accrued expenses:	December 31, 2006

Accrued payroll and fringes	$21,419
Current portion of workers compensation liability	7,664
Income taxes payable	1,680
Accrued interest	941
Other accrued expenses	6,882

$38,586

Summary of other non-current liabilities:	December 31, 2006

Workers compensation	$13,198
Liabilities associated with stock purchase agreements at Advanced Circuits	3,961
Other non-current liabilities	177

$17,336

Supplemental Cash Flow Statement Data (in thousands):

Other cash flow data:	December 31, 2006

Interest paid	$4,686
Taxes paid	7,821

Note O — Related party transactions

The Company has entered into the following agreements with Compass Group Management LLC:

•	Management Services Agreement

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

•	LLC Agreement

•	Supplemental Put Agreement

Management Services Agreement — The Company entered into a Management Services Agreement (“Agreement”) with CGM effective May 16, 2006. The Agreement provides for, among other things, CGM to perform services for the Company in exchange for a management fee paid quarterly and equal to 0.5% of the Company’s adjusted net assets. The Company amended the Agreement on November 8, 2006, to clarify that adjusted net assets are not reduced by non-cash charges associated with the Supplemental Put Agreement, which amendment was unanimously approved by the Compensation Committee and the Board of Directors. The management fee is required to be paid prior to the payment of any distributions to shareholders. For the year ended December 31, 2006, the Company incurred the following management fees to CGM, by entity:

Year Ended
December 31,
2006
(In thousands)

CBS Personnel	$674
ACI	315
Silvue	218
Anodyne	145
Corporate	3,024

Total	$4,376

Approximately $0.4 million of the management fees incurred were unpaid as of December 31, 2006.

LLC Agreement — As distinguished from its provision of providing management services to the Company, pursuant to the Management Services Agreement, CGM is also an equity holder of the Company’s allocation interests. As such, CGM has the right to distributions pursuant to a profit allocation formula upon the occurrence of certain events. CGM paid $100,000 for the aforementioned allocation interests and has the right to cause the Company to purchase the allocation interests it owns.

Supplemental Put Agreement — As distinct from its role as Manager of the Company, CGM is also the owner of 100% of the allocation interests in the Company. Concurrent with the IPO, CGM and the Company entered into a Supplemental Put Agreement, which may require the Company to acquire these allocation interests upon termination of the Management Services Agreement. Essentially, the put rights granted to CGM require the Company to acquire CGM’s allocation interests in the Company at a price based on a percentage of the increase in fair value in the Company’s businesses over its basis in those businesses. Each fiscal quarter the Company estimates the fair value of its businesses for the purpose of determining its potential liability associated with the Supplemental Put Agreement. Any change in the potential liability is accrued currently as a non-cash adjustment to earnings. For the year ended December 31, 2006, the Company recognized approximately $22.5 million in non-cash expense related to the Supplemental Put Agreement.

On January 5, 2007, the Company sold its majority owned subsidiary, Crosman (see Note D “Discontinued Operations”). As a result of the sale, the Company is obligated to pay CGM its profit allocation, per the management services agreement. The profit allocation related to Crosman totals approximately $7.9 million. The Company intends to pay CGM its profit allocation in the first fiscal quarter of 2007. This liability is recorded as part of the supplemental put liability.

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Anodyne Acquisition

On July 31, 2006, the Company acquired from CGI and its wholly-owned, indirect subsidiary, Compass Medical Mattress Partners, LP (the “Seller”) approximately 47.3% of the outstanding capital stock, on a fully-diluted basis, of Anodyne, representing approximately 69.8% of the voting power of all Anodyne stock. Pursuant to the same agreement, the Company also acquired from the Seller all of the Original Loans. On the same date, the Company entered into a Note Purchase and Sale Agreement with CGI and the Seller for the purchase from the Seller of a Promissory Note (“Note”) issued by a borrower controlled by Anodyne’s chief executive officer. The Note is secured by shares of Anodyne stock and guaranteed by Anodyne’s chief executive officer. The Note accrues interest at the rate of 13% per annum and is added to the Note’s principal balance. The balance of the Note plus accrued interest totaled approximately $5.6 million at December 31, 2006. The Note matures in August, 2008. The Company recorded interest income totaling $0.3 million in 2006 related to this note.

CGM acted as an advisor to the Company in the Anodyne transaction for which it received transaction services fees and expense payments totaling approximately $300,000. In addition, CGM acted as an advisor in two acquisitions that were consummated subsequent to December 31, 2006 for which it received transaction fees and expenses. See Note P “Subsequent Events.”

Advanced Circuits

In connection with the acquisition of Advanced Circuits by CGI in September 2005, Advanced Circuits loaned certain officers and members of management of Advanced Circuits $3,409,100 for the purchase of 136,364 shares of Advanced Circuit’s common stock. On January 1, 2006, Advanced Circuits loaned certain officers and members of management of Advanced Circuits $4,834,150 for the purchase of an additional 193,366 shares of Advanced Circuit’s common stock. The notes bear interest at 6% and interest is added to the notes. The notes are due in September 2010 and December 2010 and are subject to mandatory prepayment provisions if certain conditions are met.

Advanced Circuits granted the purchasers of the shares the right to put to Advanced Circuits a sufficient number of shares at the then fair market value of such shares, to cover the tax liability that each purchaser may have. Approximately $790 thousand of compensation expense calculated using the Black Scholes model related to these rights and is reflected in selling and general administrative expenses for the year ended December 31, 2006.

In connection with the issuance of the notes as described above, Advanced Circuits implemented a performance incentive program whereby the notes could either be partially or completely forgiven based upon the achievement of certain pre-defined financial performance targets. The measurement date for determination of any potential loan forgiveness is based on the financial performance of Advanced Circuits for the fiscal year ended December 31, 2010. The Company believes that the achievement of the loan forgiveness is probable and is accruing any potential forgiveness over a service period measured from the issuance of the notes until the actual measurement date of December 31, 2010. During fiscal 2006, the Company accrued approximately $1.6 million for this loan forgiveness. This expense has been classified as a component of general and administrative expense.

Approximately $4.0 million is reflected as a component of other non-current liabilities in the consolidated balance sheets in connection with these two agreements at Advanced Circuits

Cost Reimbursement

The Company reimbursed CGI, which owns 35.9% of the Trust shares, approximately $2.5 million for costs incurred by CGI in connection with the Company’s IPO. In addition, the Company reimbursed its

Compass Diversified Trust

Notes to Condensed Consolidated Financial Statements — (Continued)

Manager, CGM, approximately $0.7 million, principally for occupancy and staffing costs incurred by CGM on the Company’s behalf during the year ended December 31, 2006.

Note P — Subsequent Events

On January 5, 2007, the Company sold all of its interest in Crosman, an operating segment for approximately $143.0 million. Closing and other transactions costs totaled approximately $2.4 million. The Company’s share of the net proceeds, after accounting for the redemption of Crosman’s minority holders and the payment of CGM’s profit allocation was approximately $110.0 million. The Company will recognize a gain on the sale of approximately $36 to $37 million in fiscal 2007. Approximately $85.0 million of the net proceeds were used to repay amounts outstanding and accrued interest under the Company’s Revolving Credit Facility. The remaining net proceeds were invested in short term investment securities pending future application.

On February 28, 2007, the Company purchased a controlling interest in Aeroglide Corporation (“Aeroglide”). Aeroglide is a leading global designer and manufacturer of industrial drying and cooling equipment. Aeroglide provides specialized thermal processing equipment designed to remove moisture and heat as well as roasting, toasting and baking a variety of processed products. Its machinery includes conveyer driers and coolers, impingement driers, drum driers, rotary driers, toasters, spin cookers and coolers, truck and tray driers and related auxiliary equipment and is used in the production of a variety of human foods, animal and pet feeds and industrial products. Aeroglide utilizes an extensive engineering department to custom engineer each machine for a particular application.

A controlling interest in Aeroglide was purchased for approximately $57 million representing approximately 89% of the outstanding stock.

On February 28, 2007, the Company purchased a controlling interest in Halo Branded Solutions, Inc. (“Halo”). Operating under the brand names of Halo and Lee Wayne, Halo serves as a one-stop shop for over 30,000 customers providing design, sourcing, management and fulfillment services across all categories of its customer promotional product needs in effectively communicating a logo or marketing message to a target audience. Halo has established itself as a leader in the promotional products and marketing industry through its focus on servicing its group of approximately 700 account executives.

A controlling interest in Halo was purchased for approximately $61 million, representing approximately 73.6% of the outstanding equity.

CGM acted as an advisor in these transactions and received $1.2 million in fees.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Corporation and Subsidiary:

We have audited the accompanying consolidated balance sheets of Aeroglide Corporation and Subsidiary (a North Carolina corporation) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aeroglide Corporation and Subsidiary as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/  Grant Thornton LLP

Raleigh, North Carolina
March 28, 2007

Aeroglide Corporation and Subsidiary

Consolidated Balance Sheets
December 31, 2006 and 2005

	2006	2005
	(Amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$4,539	$122
Accounts receivable, net	8,184	7,722
Costs in excess of billings	3,156	292
Inventories, net	2,380	1,329
Prepaid expenses and other	181	572
Deferred tax asset	407	930

Total current assets	18,847	10,967

Property, plant and equipment:
Land and land improvements	283	283
Buildings	2,533	2,686
Machinery and equipment	7,717	7,361

	10,533	10,330
Less — Accumulated depreciation	(6,090)	(5,528)

Total property, plant and equipment	4,443	4,802

Other assets:
Investments	1,163	1,059
Goodwill	7,812	8,074
Other	51	104

Total other assets	9,026	9,237

	$32,316	$25,006

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit	$0	$1,429
Current portion of long-term debt	1,312	1,350
Notes payable	12	12
Accounts payable	3,980	3,347
Customer deposits	6,477	2,481
Accrued liabilities	7,297	3,603

Total current liabilities	19,078	12,222

Noncurrent liabilities:
Long-term debt	4,058	5,355
Accrued compensation	1,520	876
Deferred tax liability	71	71
Other noncurrent liabilities	183	183

Total noncurrent liabilities	5,832	6,485

Commitments and contingencies (Note J)
Shareholders’ equity:
Common stock, no par value; 100,000 shares authorized, 10,000 shares issued and outstanding	0	0
Additional paid-in capital	457	457
Accumulated other comprehensive income	448	344
Retained earnings	6,501	5,498

Total shareholders’ equity	7,406	6,299

	$32,316	$25,006

The accompanying notes are an integral part of these consolidated financial statements.

Aeroglide Corporation and Subsidiary

Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(Amounts in thousands)

Sales	$48,086	$43,930	$33,242
Cost of sales	27,699	28,905	22,459

Gross profit	20,387	15,025	10,783
Selling, general and administrative expenses	17,334	12,175	10,906

Income (loss) from operations	3,053	2,850	(123)
Other expense:
Interest expense	(594)	(531)	(349)
Other income (expense), net	25	(297)	(33)

Income (loss) before income tax provision	2,484	2,022	(505)
Income tax provision	(851)	(154)	0

Net income (loss)	1,633	1,868	(505)
Other comprehensive income — Unrealized gain (loss) on investments	104	26	(5)

Comprehensive income (loss)	$1,737	$1,894	$(510)

The accompanying notes are an integral part of these consolidated financial statements.

Aeroglide Corporation and Subsidiary

Consolidated Statements of Shareholders’ Equity
For the Years Ended December 31, 2006, 2005 and 2004

			Accumulated
		Additional	Other
	Common	Paid-In	Comprehensive	Retained
	Stock	Capital	(Loss) Income	Earnings	Total
	(Amounts in thousands)

Balance, December 31, 2003	$0	$457	$323	$4,315	$5,095
Net loss	0	0	0	(505)	(505)
Other comprehensive loss — Unrealized loss on investments	0	0	(5)	0	(5)

Balance, December 31, 2004	0	457	318	3,810	4,585
Net income	0	0	0	1,868	1,868
Dividends	0	0	0	(180)	(180)
Other comprehensive income — Unrealized gain on investments	0	0	26	0	26

Balance, December 31, 2005	0	457	344	5,498	6,299
Net income	0	0	0	1,633	1,633
Dividends	0	0	0	(630)	(630)
Other comprehensive income — Unrealized gain on investments	0	0	104	0	104

Balance, December 31, 2006	$0	$457	$448	$6,501	$7,406

The accompanying notes are an integral part of these consolidated financial statements.

Aeroglide Corporation and Subsidiary

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(Amounts in thousands)

Cash flows from operating activities:
Net income (loss)	$1,633	$1,868	$(505)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation expense	575	547	417
Provision for accounts receivable and inventory reserves	75	10	20
Deferred income tax provision	785	107	0
Gain on sale of fixed assets	(22)	(8)	(5)
Deferred compensation expense	644	220	0
Change in current assets and liabilities:
(Increase) decrease in accounts receivable	(477)	(2,743)	737
(Increase) decrease in costs in excess of billings	(2,864)	1,452	(688)
Increase in inventories	(1,111)	(65)	(240)
(Increase) decrease in prepaid expenses	391	(153)	(245)
Increase (decrease) in accounts payable and accrued liabilities	8,323	1,361	(584)
Other, net	53	0	28

Cash provided by (used in) operating activities	8,005	2,596	(1,065)

Cash flows from investing activities:
Cash paid for acquisition, net of $261 cash acquired	0	0	(5,295)
Proceeds from sales of investments	0	0	2,000
Purchases of property and equipment	(355)	(499)	(822)
Proceeds from sale of property and equipment	161	22	87
Purchases of investments	0	0	(160)

Cash used in investing activities	(194)	(477)	(4,190)

Cash flows from financing activities:
Proceeds from line of credit, net	0	0	846
Payments on line of credit, net	(1,429)	(793)	0
Proceeds from issuance of long-term debt	0	0	5,200
Payment of dividends	(630)	(180)	0
Principal payments on long-term debt	(1,335)	(1,169)	(788)

Cash (used in) provided by financing activities	(3,394)	(2,142)	5,258

Net increase (decrease) in cash and cash equivalents	4,417	(23)	3
Cash and cash equivalents, beginning of year	122	145	142

Cash and cash equivalents, end of year	$4,539	$122	$145

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$594	$531	$361
Cash paid during the year for income taxes	76	0	0

The accompanying notes are an integral part of these consolidated financial statements.

Aeroglide Corporation and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Amounts in thousands)

Note A — Nature of Operations and Organization

Aeroglide Corporation (Aeroglide) and Subsidiary (the Company) is a major supplier of process driers and coolers, serving customers globally in the food processing, pet food, chemical, rubber, wood, minerals, beverage, agriculture, tobacco, charcoal, aquaculture and textile industries.

The Company is recognized worldwide as a leader in engineering, design, applications and solutions to process drying and moisture removal. The Company’s products include single- and multiple-pass conveyor driers and coolers for fragile products, rotary driers for more durable products with a high initial moisture content, tower driers for free-flowing materials and grains, and a line of feeders to control product flow to the process.

Note B — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Aeroglide and its wholly owned subsidiary, National Drying Machinery Company (National). All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with original maturities of three months or less as cash and cash equivalents.

Major Customers and Concentration of Credit Risk

The Company’s products are sold to a broad range of customers for use in commercial operations. In the normal course of business, the Company extends credit to customers and manages its exposure to credit risk through credit approval, advance deposits and monitoring procedures. During 2006 and 2004, there were no customers whose sales were individually significant. During 2005, sales to one customer totaled 12% of total sales. Sales to foreign customers accounted for 49%, 30% and 47% of sales in 2006, 2005 and 2004, respectively. As of December 31, 2006 and 2005, the Company had established an allowance for doubtful accounts of $85 and $70, respectively.

Income Taxes

Effective January 1, 1998, Aeroglide elected S corporation status for income tax purposes. Accordingly, the taxable income and loss of Aeroglide will be included on the individual income tax returns of the shareholders of the Company.

National is a C corporation for income tax purposes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred income tax assets are reduced by a valuation allowance when, in management’s opinion, it is more likely than not that some or all of the deferred income tax asset will not be recognized.

Aeroglide Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in unrealized gains or losses on securities classified as available-for-sale. Changes in accumulated other comprehensive income are reflected in the accompanying statements of shareholders’ equity.

Revenue Recognition

The Company enters into long-term contracts with customers to design and build specialized machinery for drying and cooling a wide range of natural and man-made products. Revenue under these long-term sales contracts is recognized using the percentage of completion method prescribed by Statement of Position No. 81-1 due to the length of time to manufacture and assemble the equipment. The Company measures revenue based on the ratio of actual labor hours incurred in relation to the total estimated labor hours to be incurred related to the contract. Provision for estimated losses on uncompleted contracts, if any, are made in the period in which losses are determined. Unanticipated changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. The percentage of completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company’s consolidated financial statements. The Company had costs in excess of billings of $3,156 and $292, and billings in excess of costs of $6,477 and $2,481 (included as customer deposits in the accompanying balance sheets) related to its application of the percentage-of-completion method of revenue recognition as of December 31, 2006 and 2005, respectively.

The Company also sells spare and repair parts to its customers. Revenues on such sales are recognized when the parts are shipped.

Advertising Costs

Advertising costs are included in selling, general and administrative expenses in the accompanying statements of operations and comprehensive income (loss) and include costs of advertising, public relations, trade shows, direct mailings and other activities designed to enhance demand for the Company’s products. Advertising costs were approximately $52 in 2006, $135 in 2005 and $151 in 2004. There were no capitalized advertising costs in the accompanying balance sheets.

Inventories, Net

Inventories include materials, labor and manufacturing overhead and are valued at the lower of cost (first-in, first-out) or market and consist of the following at December 31, 2006 and 2005, respectively:

	2006	2005

Raw materials	$1,213	$1,197
Work-in-process	1,257	162
Inventory reserve	(90)	(30)

	$2,380	$1,329

Property, Plant and Equipment

Property, plant and equipment, including major renewals and improvements, are capitalized and stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on straight-line and accelerated depreciation methods. Buildings are depreciated over lives of 15 to 39 years and machinery and equipment are depreciated over lives of 3 to 20 years. Depreciation expense was $575, $547 and $417 in 2006, 2005 and 2004, respectively.

Aeroglide Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

The Company evaluates the recoverability of its property and equipment and other long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such long-lived assets relate. No such impairment was recognized for the years ended December 31, 2006, 2005 and 2004.

Goodwill

Goodwill consists of the excess of acquisition cost over the fair value of identifiable net assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company reviews its intangible assets for impairment whenever events or circumstances indicate that the carrying amounts of an asset may not be recoverable. Goodwill is reviewed for impairment on an annual basis. If a fair value-based test indicates that goodwill is impaired, an impairment loss is recognized and the asset’s carrying value is reduced. The Company did not recognize an impairment loss in 2006, 2005 or 2004. As indicated in Note I, in 2006 and 2005, the Company reduced the amount assigned to goodwill by $262 and $966, respectively, as a result of a reassessment of the realizability of certain deferred income tax assets acquired in the National acquisition.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, receivables and trade payables are considered to approximate fair value due to the short-term nature of these instruments. The carrying value of the Company’s long-term debt and line of credit are estimated to approximate fair value, as the underlying interest rates are variable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2006, Emerging Issues Task Force (EITF) No. 06-03 was issued to address the treatment of taxes collected by various governmental authorities related to revenue transactions. EITF 06-3 requires that all companies make an accounting policy decision as to whether such governmental taxes collected on revenue transactions are accounted for on a gross of net basis. For companies that elect to account for these taxes on a gross basis, then disclosure of the amount included in revenues for each period is required. EITF 06-3 is effective for periods beginning after December 15, 2006. The Company will adopt this rule effective January 1, 2007, and intends to account for all governmental taxes associated with revenue transactions on a net basis.

On July 13, 2006, the FASB issued Interpretation FIN, No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements. It also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN No. 48 are effective for the Company beginning January 1, 2007. The Company has not yet determined the impact of the recognition and measurement provisions of FIN No. 48 on its existing tax positions. Upon adoption,

Aeroglide Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

the cumulative effect of applying the provisions of FIN No. 48, if any, shall be reported as an adjustment to the opening balance of retained earnings.

On September 20, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). This new standard provides guidance for using fair value to measure assets and liabilities as required by other accounting standards. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 must be adopted by the Company effective January 1, 2008, although early application is permitted. The Company is currently evaluating the effects of SFAS No. 157 upon adoption; however at this time it does not believe that adoption of this standard will have a material affect on its operating results or consolidated financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effects of SFAS No. 159 upon adoption; however at this time it does not believe that adoption of this standard will have a material affect on its operating results or consolidated financial position.

Note C — Acquisition

During April 2004, the Company acquired all of the outstanding stock of National. The acquisition was completed for a purchase price of $6,307, including acquisition-related costs of $185. The purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair value as summarized in the following table:

Current assets	$2,824
Other assets	321

Total assets acquired	3,145

Current liabilities	3,831
Noncurrent liabilities	137

Total liabilities assumed	3,968

Net liabilities assumed	(823)
Add — Goodwill	7,130

Purchase price	$6,307

The acquisition was funded through bank debt of $5,000 and cash received from the sale of a portion of the Company’s investments. Additionally, a $750 purchase price liability was established at the acquisition date related to the settlement of certain outstanding claims. These claims were settled in 2007 and the final payment to the selling shareholders of National was released upon settlement. Goodwill related to this acquisition is not deductible for income tax purposes.

Note D — Investments

The Company’s investments are in marketable securities, have been classified as available-for-sale and are recorded at their fair market value. Changes in unrealized gains or losses from the securities are recorded as other comprehensive income, which is a component of shareholders’ equity.

Aeroglide Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

	2006			2005
		Fair			Fair
		Market	Unrealized		Market	Unrealized
	Cost	Value	Gain	Cost	Value	Gain

Government bonds	$550	$558	$8	$550	$559	$9
Common stock	165	605	440	165	500	335

	$715	$1,163	$448	$715	$1,059	$344

Note E — Notes Payable

At December 31, 2006 and 2005, the Company had unsecured demand notes of $12 outstanding to certain related parties. The notes bear interest at an annual rate of 9% payable quarterly.

Note F — Long-term Debt

Long-term debt consisted of the following at December 31, 2006 and 2005:

	2006	2005

Bank loan, collateralized by the Company’s business assets, variable rate of prime (8.25% at December 31, 2006) less 1/8%, monthly interest and principal payments totaling $51 are due through July 2008, when the loan is scheduled to be paid in full	$553	$1,094
Industrial Development Revenue Bonds, collateralized by the Company’s land, building, machinery and equipment, principal and interest (variable rate of 4.26% at December 31, 2006), interest paid quarterly and annual principal payments of $75 are due through October 2017	825	900
Annuity payable to a former employee, annual payments of $7 for the remainder of the recipient’s life, discounted at 8.5% for estimated life expectancy of employee	86	86
Term loan, collateralized by the Company’s business assets, used to acquire National, variable rate of prime (8.25% at December 31, 2006) plus 1/8%, monthly interest payments from May 2004 through April 2005, followed by monthly interest and principal payments of $85 through April 2011	3,787	4,468
Promissory note, collateralized by the Company’s business assets, variable rate of prime (8.25% at December 31, 2006) plus .25%, monthly interest and principal payments of $3 from December 2004 through November 2009	119	157

Total debt	5,370	6,705
Less — Current portion	(1,312)	(1,350)

Long-term debt	$4,058	$5,355

Aeroglide Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

The future maturities of the Company’s long-term debt are as follows:

2007	$1,312
2008	1,005
2009	977
2010	1016
2011	524
Thereafter	536

$5,370

The Company’s Industrial Development Revenue Bonds contain various covenants related to reporting requirements, project uses and certain covenants related to the economic life of the project, as defined in the agreement. The Company’s bank loans contain various covenants related to reporting requirements and financial ratios, as defined in the agreement. During 2007, all debt outstanding as of December 31, 2006, was paid off due to the sale of the Company described in Note L.

The Company also has available letters of credit with a bank totaling $1,772 as of December 31, 2006. These letters expire during 2007 and 2008.

Note G — Line of Credit

The Company has a line of credit with a bank for $2,500. At December 31, 2006, there was no outstanding balance under the line. The purpose of this line of credit is to finance short-term working capital needs. The line bears interest at prime (8.25 % at December 31, 2006). Interest payments are due on a monthly basis, and the line of credit has historically been renewed on a monthly basis. If a violation of one or all of the covenants occurs at the unsecured level, and is not cured within 60 days of violation, the line of credit shall be secured by a first priority perfected security interest in the Company’s accounts receivable, inventory and general intangibles.

Note H — Retirement Plan

The Company has established the Aeroglide Retirement Investment Plan, a contributory thrift and profit-sharing plan, to cover all employees who qualify based on length of service. The Company makes a matching contribution to the plan equal to 50% of each employee’s tax-deferred contribution up to 2% of an employee’s pay. In addition, the Company makes a basic contribution to the plan equal to 2% of an employee’s compensation. The Company may designate an additional profit-sharing contribution to the plan.

The total company contributions to the plan were approximately $252, $315 and $253 in 2006, 2005 and 2004, respectively. Employee and employer matching contributions to the plan are funded monthly.

Note I — Income Taxes

Effective January 1, 1998, Aeroglide elected S corporation status for income tax purposes. Accordingly, the taxable income and loss of Aeroglide will be included on the individual income tax returns of the shareholders of the Company.

Aeroglide Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

National is a C corporation for income tax purposes. Accordingly, the Company is subject to income taxes and will reflect a provision or benefit for income taxes. Also, deferred tax assets and liabilities are presented below for National.

The components of income tax expense for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004

Current:
Federal	$40	$25	$0
State	26	22	0

	66	47	0

Deferred:
Federal	743	72	0
State	42	35	0

	785	107	0

	$851	$154	$0

Deferred income tax assets and liabilities for National consist of the following as of December 31, 2006 and 2005:

	2006	2005

Deferred tax assets:
Compensation accruals	$29	$29
Other accruals and reserves	55	86
Net operating loss carryforwards	584	1,378
Other	67	27

	735	1,520
Valuation reserve	(328)	(590)

	407	930
Deferred tax liabilities — Fixed assets	(71)	(71)

Net deferred tax asset	$336	$859

The income tax expense differs from the amount of income tax determined by applying the U.S. federal income tax rate of 34% to pretax income for the years ended December 31, 2006 and 2005, due to state taxes, the change in valuation allowance, permanent differences and the amount of Aeroglide income (see above regarding Aeroglide’s S corporation status).

In connection with the acquisition of National, the Company recorded a full valuation allowance for the net deferred income tax assets (including net operating loss carryforwards) that existed at the time of the acquisition. During 2004, National incurred a taxable loss. As of December 31, 2004, the Company assessed the realizability of National’s net deferred income tax assets, including the deferred income tax assets generated subsequent to the acquisition. At that time, the Company retained a full valuation allowance on these net assets.

Aeroglide Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

During 2005, National’s financial performance improved and generated taxable income of approximately $1,659. Accordingly, the Company utilized a portion of its net operating loss carryforwards during 2005. Further, as a result of the 2005 financial performance and projected financial results for 2006, the Company assessed, at December 31, 2005, that a portion of National’s remaining net deferred income tax assets was realizable. As a result of the utilization of net operating losses in 2005 and the assessment of partial realizability of the remaining assets, the Company reversed a portion of the valuation allowance during 2005. The portion of the valuation allowance that was reversed, which related to the acquired deferred income tax assets, totaled $966 and was recorded as a reduction to goodwill. The remainder, representing the recognition of deferred income tax assets generated subsequent to the acquisition, was recorded as a deferred income tax benefit.

During 2006, National generated taxable income of approximately $2,225. As a result of consecutive years of generating taxable income, the Company reversed an additional portion of the valuation allowance during 2006. The portion of the allowance that was reversed related to the acquired deferred income tax assets and was recorded as a reduction to goodwill of $262.

As of December 31, 2006, the Company has remaining net operating loss carryfowards totaling $1,400. Such amounts expire periodically through 2024.

The utilization of the remaining net operating loss carryforwards is subject to certain limitations of the Internal Revenue Code regarding change in ownership.

Note J — Commitments and Contingencies

Leases

The Company has operating leases for a building through 2006, an automobile through 2008 and office space through 2010. The total amount charged to expense under these leases was approximately $160, $279 and $289 in 2006, 2005 and 2004, respectively.

The future minimum lease payments under the noncancelable operating leases as of December 31, 2006, are as follows:

2007	$105
2008	84
2009	38
2010	8

Total minimum payments	$235

Litigation

The Company is involved as a defendant in various legal matters in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Note K — Phantom Stock Plan

The Company maintains a phantom stock compensation plan for certain key executives of the Company. Incentives awarded under the plan vest over five years and are primarily based on the future performance of the Company. The compensation expense associated with the phantom stock plan was $644 in 2006, $320 in 2005 and $34 in 2004. The accrued liability related to the phantom stock plan of approximately $1,520 and $876 at December 31, 2006 and 2005, respectively, is reflected in the accompanying balance sheets as accrued compensation, a noncurrent liability. In connection with the acquisition described in Note L below, the participants in the Phantom Stock Plan were paid a settlement amount in February 2007.

Note L — Sale of the Company

On February 28, 2007, the Company and the shareholders of the Company entered into a Stock Purchase Agreement with Aeroglide Holdings, Inc., a wholly owned subsidiary of Compass Group Diversified Holdings LLC, whereby the shareholders sold all of the outstanding stock of the Company. The purchase price was $57,000 and is subject to certain adjustments including a working capital adjustment.

Independent Auditor’s Report

Board of Directors
HALO Branded Solutions, Inc. and Subsidiary
Sterling, Illinois

We have audited the accompanying consolidated balance sheets of HALO Branded Solutions, Inc. and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HALO Branded Solutions, Inc. and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clifton Gunderson LLP

Peoria, Illinois
March 31, 2007

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
	(Dollars in thousands)

ASSETS
CURRENT ASSETS
Cash	$339	$—
Accounts receivable, net of allowance of $401 for 2006 and $450 for 2005	22,769	18,582
Inventories	3,127	1,929
Prepaid expenses	537	654
Other current assets	2,301	1,780

Total current assets	29,073	22,945
Equipment, software, and leasehold improvements, net	959	506
Deferred financing costs, net	—	28
Deferred income taxes	—	260
Goodwill	7,388	4,765
Other assets	11	18
Due from affiliate	1,209	813

TOTAL ASSETS	$38,640	$29,335

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$12,576	$9,570
Accrued expenses	4,506	3,807
Current installments of long-term debt	1,049	4,789
Current installments of obligations under capital lease	47	—
Income taxes payable	1,122	925
Deferred income taxes	516	361

Total current liabilities	19,816	19,452

LONG-TERM LIABILITIES
Long-term debt, excluding current installments	8,057	2,549
Obligations under capital lease, excluding current installments	148	—
Deferred income taxes	170	—

Total long-term liabilities	8,375	2,549

Total liabilities	28,191	22,001

STOCKHOLDER’S EQUITY
Common stock, $.01 par value, 2,000 shares authorized, issued and outstanding	2	2
Additional paid-in capital	2,008	2,008
Retained earnings	8,439	5,324

Total stockholder’s equity	10,449	7,334

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$38,640	$29,335

These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2006, 2005, and 2004

	2006	2005	2004
	(Dollars in thousands)

NET SALES	$115,646	$105,926	$111,786
COST OF SALES	71,210	67,457	73,388

Gross profit	44,436	38,469	38,398
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	38,252	33,557	37,573
PROVISION FOR DOUBTFUL ACCOUNTS	69	(45)	87

Operating income	6,115	4,957	738
INTEREST EXPENSE	797	644	495

Income before income taxes	5,318	4,313	243

INCOME TAXES
Current	1,618	925	103
Deferred	585	401	(85)

	2,203	1,326	18

NET INCOME	$3,115	$2,987	$225

These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
For the Years Ended December 31, 2006, 2005, and 2004

		Additional
	Common	Paid-in	Retained
	Stock	Capital	Earnings	Total
	(Dollars in thousands)

BALANCE AT DECEMBER 31, 2003	$2	$2,008	$2,112	$4,122
Net income	—	—	225	225

BALANCE AT DECEMBER 31, 2004	2	2,008	2,337	4,347
Net income	—	—	2,987	2,987

BALANCE AT DECEMBER 31, 2005	2	2,008	5,324	7,334
Net income	—	—	3,115	3,115

BALANCE AT DECEMBER 31, 2006	$2	$2,008	$8,439	$10,449

These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005, and 2004

	2006	2005	2004
	(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,115	$2,987	$225
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	69	(45)	87
Depreciation	341	130	76
Amortization of deferred financing costs	28	62	64
Deferred income taxes	585	401	(85)
Loss on sale of equipment	—	—	28
Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	(1,731)	3,804	(8,702)
Inventories	(301)	(181)	355
Prepaid expenses and other current assets	(377)	1,103	(702)
Other assets	7	(12)	(6)
Due from affiliate	(396)	(175)	(411)
Accounts payable and accrued expenses	181	(5,905)	10,037
Income taxes payable	197	841	(178)

Net cash provided by operating activities	1,718	3,010	788

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(2,488)	—	(7,259)
Purchases of equipment	(286)	(356)	(162)
Proceeds from sale of equipment	—	—	2

Net cash used in investing activities	(2,774)	(356)	(7,419)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	—	—	3,500
Principal payments on long-term debt	(1,055)	(1,442)	—
Net borrowings under revolving credit facility	2,488	(1,212)	3,196
Principal payments on obligations under capital lease	(38)	—	—
Payments for deferred financing costs	—	—	(65)

Net cash provided by (used in) financing activities	1,395	(2,654)	6,631

INCREASE IN CASH	339	—	—
CASH, BEGINNING OF YEAR	—	—	—

CASH, END OF YEAR	$339	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$799	$644	$496

Income taxes paid	$1,421	$96	$281

These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005, and 2004
(Dollars in Thousands)

NOTE 1 — FORMATION OF BUSINESS AND BASIS OF PRESENTATION

HA-LO Holdings, LLC (“HA-LO Holdings” or the “Parent Company”), was formed in January 2003 for the purpose of acquiring certain assets and liabilities of HA-LO Industries, Inc., as debtor-in-possession (“Old HALO”). HA-LO Holdings, is a majority owned investment of H.I.G. Capital, LLC (“HIG”), a private equity firm.

On May 14, 2003, HA-LO Holdings purchased certain assets and acquired certain liabilities of the U.S.-based operations of Old HALO. The acquisition was executed through HA-LO Promotions Acquisition Corp., a newly-formed, wholly owned subsidiary of HA-LO Holdings. The acquisition included assets and liabilities of Old HALO and its subsidiary, Lee Wayne Corporation. Concurrent with the acquisition of the U.S. operations, HA-LO Holdings, through its newly-formed wholly owned subsidiary, HA-LO Holdings BV (“Halo Europe”), acquired the stock of Old HALO’s European-based operations. In January 2004, HA-LO Promotions Acquisition Corp. changed its name to HALO Branded Solutions, Inc. Hereinafter, all references to “HALO,” “Halo US,” or the “Company” refer to the U.S. operations.

HA-LO Holdings allocated the purchase price to the U.S. and European companies based upon the structure of the transaction and the estimated fair value of the companies. As such, a total purchase price of approximately $5,551 (including transaction costs of approximately $427) was allocated to the Company.

The seller note payable and any amounts due under the earn-out agreement were allocated to Halo Europe due to the structure of the transaction. Based on the allocation of the purchase, the Company recognized an extraordinary gain of approximately $1,986.

On February 28, 2005, HALO Branded Solutions, Inc. filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware. HALO merged with and into Lee Wayne Corporation with Lee Wayne Corporation as the surviving corporation. The name of the surviving corporation was changed to HALO Branded Solutions, Inc.

As a result of the merger, each share of stock of HALO issued and outstanding was changed and converted into one (1) fully paid and non-assessable share of common stock of the surviving corporation. The certificate(s) representing the shares of stock of HALO now represent the shares of the surviving corporation. Each share of stock of Lee Wayne Corporation issued and outstanding was canceled and no payment made with respect thereto.

The Company’s core business is the distribution of promotional and premium products principally throughout the United States. Products are marketed to customers through a network of sales representatives.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Stotts & Company, Inc. All significant intercompany balances and transactions have been eliminated.

(b)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)  Revenue Recognition

Revenue is recognized when an arrangement exists, the promotional and premium products have been shipped, fees are fixed or determinable, and the collection of the resulting receivables is considered probable.

(d)  Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(e)  Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and debt instruments. The carrying amounts of these financial instruments approximate their fair value.

(f)  Accounts Receivable

Accounts receivable are unsecured customer obligations which generally require payment within various terms from the invoice date. Accounts receivable are stated at the invoice amount. Finance charges on delinquent invoices are recorded as other revenue on the cash basis as payments on invoices are received. Financing terms vary by customer.

Payments of accounts receivable are applied to the specific invoices identified on the customer’s remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management’s assessment of the collectibility of specific customer accounts, the aging of the accounts receivable, and historical experience. If there is a deterioration of a major customer’s creditworthiness, or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible or to require an excessive collection cost are written off to the allowance for doubtful accounts.

(g)  Inventories

Inventories are valued at the lower of cost, as determined on the first-in, first-out (FIFO) method or market. Inventories consist of drop ship merchandise (apparel and miscellaneous promotional products such as pens, pencils, and golf balls are located at vendors) and merchandise (apparel and miscellaneous promotional products) related to specific customer fulfillment programs.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)  Equipment, Software Development, and Leasehold Improvements

Equipment, software development, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method as follows:

Furniture, fixtures, and office equipment	3 to 7 years
Computer equipment	5 to 7 years
Leasehold improvements	Life of lease
Software development	3 years

Depreciation expense was $341, $130, and $76 for the years ended December 31, 2006, 2005, and 2004, respectively.

(i)  Impairment of Long-Lived Assets

Long-lived assets, which consist primarily of property, plant, and equipment, are reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In cases in which undiscounted expected future cash flows are less than the carrying value, an impairment loss is recorded equal to the amount by which the carrying value exceeds the fair value of assets.

(j)  Goodwill

Goodwill is initially recorded as the excess of the cost of acquired entities over the net fair value of assets acquired less liabilities assumed and is subsequently reported at the lesser of carrying value or fair value. Goodwill is tested for impairment at least annually to determine if an impairment loss has occurred.

(k)  Freight-Out Costs

The Company records freight-out costs as a component of cost of sales. Freight-out costs were $6,464, $6,161, and $6,244 for the years ended December 31, 2006, 2005, and 2004, respectively.

(l)  Income Taxes

The Company computes income taxes using the liability method and, as such, deferred income taxes are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse. Net deferred tax assets are recorded when it is more likely than not such benefits will be realized.

(m)  Net Income Per Share

Net income per share, which is also referred to as earnings per share, is computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share.  Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. There were no potentially dilutive securities outstanding during the years ended December 31, 2006, 2005, and 2004.

The net income per share (not in thousands) for the years ended December 31, 2006, 2005, and 2004 was $1,743.50, $1,493.50, and $112.50, respectively. The weighted average shares outstanding were 2,000 during each of the years ended December 31, 2006, 2005, and 2004.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)  Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across different industries and geographic areas. As of December 31, 2006, no accounts receivable balance exceeded 5 percent of stockholder’s equity. As of December 31, 2005, two customers’ accounts receivable balances totaling $1,755 exceeded 5 percent of stockholder’s equity. As of December 31, 2004, the Company had no significant concentrations of credit risk with any one customer or group of related customers. However, the Company feels the credit risk is nominal as the customers are well established and have excellent payment histories.

(o)  Reclassification

Certain reclassifications have been made to prior years’ amounts in order to conform to current year presentation.

(p)  Consistency

In May 2006, and in connection with the acquisition of Stotts and Company (See Note 3) the Company incurred $190 of one-time costs related to the integration of the business operations into the Company. These costs, recorded in continuing operations, were of a unique nature and will not repeat in future years.

In November 2006, and in connection with the acquisition of Francis & Lusky LLC (See Note 3) the Company incurred $180 of one-time costs related to the integration of the business operations into the Company. These costs, recorded in continuing operations, were of a unique nature and will not repeat in future years.

Additionally, in November 2006, and in connection with the acquisition of Big Wing Promotions Inc (See Note 3) the Company incurred $4 of one-time costs related to the integration of the business operations into the Company. These costs, recorded in continuing operations, were of a unique nature and will not repeat in future years.

In 2004 and in connection with the acquisition of JII Promotions, Inc. (See Note 3) the Company incurred $1,440 of one-time costs related to the transition and shut down of the JII Promotions, Inc. offices. These costs, recorded in continuing operations, were of a unique nature and will not repeat in future years.

Additionally, the Company incurred and expensed $129 of due diligence costs in connection with the acquisition of an industry competitor. These costs were recorded against operating income in 2004 when an agreement terminated with the competitor.

Finally, the Company performed a full scope operational review focused on process improvement and cost reduction. The total costs incurred in 2004 amounted to $433 and $238 for staff reductions identified during this process. The resulting savings from these efforts will be recognized over future years. However, the cost of the project was one-time in nature and charged against operating income.

In 2004 the Company also expensed an additional $193 in costs associated with the purchase of the Company by HIG. This consisted mainly of legal fees. As such, reported operating income for the year ended December 31, 2004 would be $2,433 higher than the audited amount due to these one-time events, or $3,171.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 — ACQUISITIONS

In May 2006, the Company acquired all of the Common Stock of Jim Stotts & Company, Inc. d/b/a Stotts & Company, Inc. for approximately $2,103. The purchase price was for cash and the acquisition was accounted for as a purchase.

Acquisition costs of approximately $185 were also incurred. The Company will incur additional acquisition costs related to the purchase, as the Company is committed to paying 1 percent of annual sales of the acquired company through May 2010. Because the purchase price of the acquisition was more than the fair value of the net assets acquired, the Company established goodwill of $2,292.

Based on the allocation of the purchase, the Company recorded the following:

Purchase price	$2,288

Net assets recorded:
Cash	112
Accounts receivable	1,192
Inventories	310
Other current assets	27
Office and computer equipment	68

Total assets	1,709
Accounts payable and accrued liabilities	(1,713)

Net accounts payable and accrued liabilities	(4)

Excess of purchase price over net assets recorded	$2,292

In November 2006, the Company acquired the Assets of Francis & Lusky, LLC for approximately $341. The purchase price was for cash and the acquisition was accounted for as a purchase.

Acquisition costs of approximately $147 were also incurred. Because the purchase price of the acquisition was more than the fair value of the net assets acquired, the Company established goodwill of $254.

Based on the allocation of the purchase, the Company recorded the following:

Purchase price	$488

Net assets recorded:
Accounts receivable	1,215
Inventories	584
Office and computer equipment	184

Total assets	1,983
Accounts payable and accrued liabilities	(1,749)

Net assets recorded	234

Excess of purchase price over net assets recorded	$254

In November 2006, the Company acquired all of the Assets of Big Wing Promotions Inc. for approximately $151. The purchase price was for cash and the acquisition was accounted for as a purchase.

Acquisition costs of approximately $8 were also incurred. Because the purchase price of the acquisition was more than the fair value of the net assets acquired, the Company established goodwill of $77.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on the allocation of the purchase, the Company recorded the following:

Purchase price	$159

Net assets recorded:
Accounts receivable	118
Inventories	3
Office and computer equipment	23

Total assets	144
Accounts payable and accrued liabilities	(62)

Net assets recorded	82

Excess of purchase price over net assets recorded	$77

In January 2004, the Company acquired certain assets and liabilities of JII Promotions, Inc., for approximately $6,355. The purchase price was for cash and the acquisition was accounted for as a purchase. As a result of the settlement of certain disputes arising from the purchase, the Company paid an additional $504, net, for JII Promotions, Inc., in the form of cash and notes.

Acquisition costs of approximately $400 were also incurred. Because the purchase price of the acquisition was more than the fair value of the net assets acquired, the Company established goodwill of $4,765.

Based on the allocation of the purchase, the Company recorded the following:

Purchase price	$7,259

Net assets recorded:
Accounts receivable	3,592
Inventories	571
Other current assets	783
Office and computer equipment	156

Total assets	5,102
Accounts payable and accrued liabilities	(2,608)

Net assets recorded	2,494

Excess of purchase price over net assets recorded	$4,765

A third-party appraisal firm was contracted to assess the value of certain intangibles. These intangibles included primarily, although not all, goodwill, the customer list, and a significant vendor contract. Goodwill was determined to be $4,765 while all other intangibles were deemed to have no value. After the deal was consummated, the entire offices and business, with the exception of a few outside sales locations, were transitioned to the Company’s headquarters in Sterling, Illinois. Included in the purchase agreement are various escrow accounts and, more significantly, a working capital adjustment which was settled in early 2005. See Note 8 for description of settlement note.

JII Promotions, Inc. had a similar core business as the Company which is the distribution of promotional and premium products principally throughout the United States. Products are marketed to customers through a network of sales representatives.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 — INVENTORIES

Inventories represent finished goods utilized in the Company’s operations and consist of the following:

	2006	2005

Inventory at vendor locations (drop-ship merchandise)	$1,485	$1,078
Warehouse inventory (fulfillment merchandise)	1,642	851

Total inventories	$3,127	$1,929

NOTE 5 — PREPAID EXPENSES

Prepaid expenses consist of the following:

	2006	2005

Prepaid rent	$110	$93
Prepaid insurance	30	23
Prepaid catalogs	40	40
Other prepaid expenses	357	498

Total prepaid expenses	$537	$654

NOTE 6 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	2006	2005

Advanced commissions	$1,503	$1,096
Vendor deposits	718	633
Other deposits	80	51

Total other current assets	$2,301	$1,780

NOTE 7 — EQUIPMENT, SOFTWARE DEVELOPMENT, AND LEASEHOLD IMPROVEMENTS

As of December 31, 2006, equipment, software development, and leasehold improvements consisted of computer equipment of $593, net of accumulated depreciation of $233, office furniture of $149, net of accumulated depreciation of $44, software development costs of $387, net of accumulated depreciation of $152, and leasehold improvements of $139, net of accumulated depreciation of $96, leased equipment of $232, net of accumulated depreciation of $23, automobile trailer of $8, net of accumulated depreciation of $1. As of December 31, 2005, equipment, software development, and leasehold improvements consisted of computer equipment of $339, net of accumulated depreciation of $130, office furniture of $44, net of accumulated depreciation of $18, software development costs of $264, net of accumulated depreciation of $44, and leasehold improvements of $66, net of accumulated depreciation of $15.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 — ACCRUED EXPENSES

Accrued expenses consist of the following:

	2006	2005

Salesperson commissions	$613	$447
Salesperson bonus	1,377	1,159
Compensation and fringe benefits	1,037	915
Customer deposits	542	438
Professional fees	49	27
Sales and other taxes	581	480
Other	307	341

Total accrued expenses	$4,506	$3,807

NOTE 9 — LONG-TERM DEBT

A summary of long-term debt at December 31, 2006 and 2005 follows:

	2006	2005

Revolving Credit Facility
Note payable; revolving credit facility (“Revolver”) for eligible borrowings of up to $15,000. Eligible borrowings under the Revolver are determined based on the lesser of the Company’s borrowing base or $15,000. The borrowing base is determined based on eligible accounts receivable and inventories as defined in the agreement. The credit agreement matured on May 14, 2006, and bore interest at a rate equal to the prime rate (7.25 percent at December 31, 2005) plus 0.5 percent or LIBOR plus 3 percent. The loan agreement also provided for the issuance of letters of credit of up to $2,000. At December 31, 2005, there were no outstanding letters of credit and available borrowings under the Revolver were $7,810. Borrowings under the Revolver are secured by a first priority lien on substantially all of the Company’s assets as well as a guarantee by the Parent Company. In connection with obtaining the loan, the Company incurred $113 in financing costs. Additionally, the Company is required to pay $2 per month in fees as well as a fee of 0.25 percent of the unused portion of the revolver. The loan agreement contains certain financial covenants, including the maintenance of minimum fixed charge ratio as defined in the agreement
	$—	$3,980
In May, 2006, the Company refinanced the revolving credit facility for eligible borrowings of up to $15,000. Eligible borrowings under the Revolver are determined based on the lesser of the Company’s borrowing base or $15,000. The borrowing base is determined based on eligible accounts receivable and inventories as defined in the agreement. The Credit agreement matures on May, 14, 2009 and bears interest at a rate equal to the greater of the prime rate (8.25 percent at December 31, 2006) or LIBOR plus 2 percent. Additionally, the Company is required to pay $1 per month in fees as well as a fee of 0.25 percent of the unused portion of the revolver. The loan agreement contains certain financial covenants, including the maintenance of minimum fixed charge ratio as defined in the agreement

In November, 2006, the Company amended the revolving credit facility for eligible borrowings of up to $17,000. All other terms of the revolver remained unchanged	$6,468	$—

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005

Term Loan
Term note payable to lender, requiring monthly installments of $58 plus interest at the greater of lender’s prime rate (8.25 percent at December 31, 2006 and 7.25 percent at December 31, 2005) plus .50 percent, or LIBOR plus 3 percent, with final payment due in January 2010, secured by H.I.G. Capital, LLC guaranty	2,158	2,858
Note payable to JII Promotions, Inc., requiring yearly installments starting on April 11, 2005 of $800, $300, and $200. The note is unsecured and bears no interest, with final payment due March 15, 2007	200	500
Notes payable to former owners of Stotts & Company, Inc., requiring monthly installments of $8, with final payment due May 1, 2009	220	—
Holdback payable to Francis & Lusky LLC requiring final payment upon the finalization of the capital adjustment for the November 2006 acquisition.	60	—

Total long-term debt	9,106	7,338
Less current installments of long-term debt	1,049	4,789

Long-term debt, excluding current installments	$8,057	$2,549

Future maturities of long-term debt are as follows:

2007	$1,049
2008	795
2009	7,204
2010	58

Total	$9,106

NOTE 10 — OBLIGATIONS UNDER CAPITAL LEASE

The Company is leasing equipment under a capitalized lease which expires in March 2010.

Future minimum lease payments under this lease are as follows:

2007	$56
2008	56
2009	56
2010	56
2011	14

Total future minimum lease payments	238
Less amount representing interest	43

Present value of future minimum lease payments	$195

NOTE 11 — OPERATING LEASES

The Company leases office and warehouse space under noncancelable operating lease agreements in addition to certain office equipment. The operating leases generally provide for fixed rentals and payment of property taxes, insurance, and repairs. Certain leases contain renewal options and rental escalation clauses.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments under operating leases with remaining noncancelable lease terms in excess of one year as of December 31, 2006 are as follows:

2007	$1,161
2008	903
2009	827
2010	756
2011	688
Thereafter	4,072

Total operating leases	$8,407

Rent expense was $1,242, $1,133, and $1,183 for the years ended December 31, 2006, 2005, and 2004, respectively.

NOTE 12 — INCOME TAXES

The components of income tax expense are as follows:

	2006	2005	2004

Current:
Federal	$1,294	$751	$—
State	324	174	103

Total current income tax expense	1,618	925	103

Deferred:
Federal	468	326	(72)
State	117	75	(13)

Total deferred income tax expense (benefit)	585	401	(85)

Total income tax expense	$2,203	$1,326	$18

Income tax expense amounted to $1,831 for 2006 (an effective rate of 34.4 percent), $1,326 for 2005 (an effective rate of 30.7 percent), and $18 for 2004 (an effective rate of 7.4 percent). The actual tax expense differs from the “expected” tax expense for those years (computed by applying the U.S. federal corporate income tax rate of 34 percent to earnings before income taxes) as follows:

	2006	2005	2004

Computed “expected” tax expense	$1,808	$1,466	$83
State income taxes, net of federal tax effect	242	164	59
Under (over) accrual of prior year provision	143	(196)	204
Decrease in beginning-of-the-year balance of the valuation allowance for deferred tax assets	—	(116)	(337)
Other	10	8	9

	$2,203	$1,326	$18

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effect of temporary differences that gave rise to deferred tax assets and liabilities consists of the following:

	2006	2005

Deferred income tax assets:
Accounts receivable	$161	$180
Inventory	74	67
Depreciation and other amortization	133	191
Other long term assets	69	69
Accrued expenses	70	70

Total deferred income tax assets	507	577

Deferred income tax liabilities:
Prepaid expenses	(240)	(240)
Advance commissions	(581)	(438)
Goodwill	(372)	—

Total deferred income tax liabilities	(1,193)	(678)

Net deferred liability	$(686)	$(101)

The net deferred tax asset (liability) is presented in the accompanying balance sheets as follows:

	2006	2005

Current deferred tax liability	$(516)	$(361)
Noncurrent deferred tax liability	170	260

	$(686)	$(101)

The net change in the valuation allowance for deferred tax assets was a decrease of $116 for the year ended December 31, 2005 and $337 for the year ended December 31, 2004.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities except for the amortization of goodwill, projected future taxable income, and tax planning strategies in making this assessment.

NOTE 13 — EMPLOYEE BENEFIT PLANS

Employees of the Company are eligible to participate in defined-contribution plans (the Plans) established under Section 401(k) of the U.S. Internal Revenue Code. Employees are generally eligible to contribute voluntarily to the Plans after 90 days of service. The Company may contribute a discretionary amount of the employee contribution up to specified limits.

Employees are fully vested in their contributed amounts, as well as in the Company’s contributions. Expenses under the Plans for the Company’s discretionary contributions were $100, $95, and $98 for the years ended December 31, 2006, 2005, and 2004, respectively.

HALO BRANDED SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 — RELATED PARTY TRANSACTIONS

The Company entered into a management consulting agreement with HIG for services rendered related to corporate strategy, corporate investments, acquisition and divestiture strategies, and financing strategies. Under the terms of the management consulting agreement, the Company will pay a management fee of $200 per year plus reimburse HIG for expenses incurred in the performance of their duties under this agreement. In accordance with the agreement, the Company recognized $200, $241, and $205 of expense under the agreement for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company has a $1,209 and $813 receivable from Halo Europe for executive related services rendered by the Company to Halo Europe for the years ended December 31, 2006 and 2005, respectively.

NOTE 15 — SUBSEQUENT EVENTS

The Company, on January 19, 2007, acquired certain assets and liabilities of Upside Promotions, LLC, for approximately $1,225. The acquisition was accounted for as a purchase.

On February 28, 2007, the Company announced the $62,500 all cash purchase of the Company by a partnership between Compass Diversified Trust LLC, an investment firm based in Westport, Connecticut, and senior management of HALO Branded Solutions, Inc.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

The Company, on November 13, 2006, entered into a non-binding letter of intent to purchase all of the stock of a company engaged in promotional planning, product development, imprinting, distribution, implementation, and fulfillment. The purchase price for the common stock is $2,500, subject to adjustment.

The Company, on March 2, 2007, entered into a non-binding letter of intent to purchase all of the stock of a company engaged in promotional planning, product development, imprinting, distribution and implementation. The purchase price for the common stock is $1,625, subject to adjustment.

This information is an integral part of the accompanying consolidated financial statements.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

8,000,000 Shares

Each Share Represents
One Beneficial Interest
in the Trust

PROSPECTUS

May 2, 2007

Sole Bookrunner
Citigroup

Ferris, Baker Watts
Incorporated
A.G. Edwards
BB&T Capital Markets
a division of Scott & Stringfellow, Inc.
Morgan, Keegan & Company, Inc.
SMH CAPITAL Inc.